Form 20-F
period 2016-12-31
Hunter Maritime Acquisition Corp.
filed 2017-04-27
CIK 1679450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

The Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands, MH96960
(Address of principal executive offices)

Alexander Saverys, Chief Executive Officer, De Gerlachekaai 20, BE 2000, Antwerp, Belgium, 011-323-247-59-11

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common Stock	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one Warrant	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, there were outstanding 15,173,100 Class A common shares, par value $0.0001 per share, and 4,312,500 Class B common shares, par value $.0001 per share (of which 519,225 were subsequently forfeited).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	X	No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer	Emerging growth company ☒
(Do not check if a smaller reporting company) ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
X	International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	X	No

INTRODUCTION
Throughout this annual report, unless otherwise indicated, all references to:
•	"Acquisition" are to our potential acquisition of the Acquisition Vessels pursuant to the Master Agreement and MOAs.
•
"Acquisition Vessels" are to the following five identified Capesize vessels that we have agreed to purchase pursuant to the Master Agreement and the respective MOAs: Charlotte Selmer, Greta Selmer, Lene Selmer, Hugo Selmer and Tom Selmer.

•	"CMB Group" are to Belgische Scheepvaartmaatschappij-Compagnie Maritime Belge, a company incorporated under the laws of Belgium.
•	"common shares" are to our Class A common shares and our Class B common shares, collectively.
•	"Company," "we," "our," and "us" refer to Hunter Maritime Acquisition Corp.
•	"dwt" are to deadweight tons, expressed in metric tons, each of which is equivalent to 1,000 kilograms.
•
"founder shares" are to the Class B common shares initially purchased by our sponsor in a private placement prior to our IPO and the Class A common shares issued upon the automatic conversion thereof at the time of our initial business combination, as described in this annual report.

•
"initial public offering" or "IPO" refer to our initial public offering of our units at $10.00 per unit, each unit consisting of one Class A common share and one-half of one warrant to purchase one Class A common share, on the Nasdaq Capital Market, which closed on November 23, 2016.

•	"management" or our "management team" are to our executive officers and directors.
•
"Master Agreement" are to that certain Master Agreement, entered into on April 26, 2017, by and between the Company and Rovison Shipping Company Limited, Frantia Shipping Company Limited, Victorscope Shipping Company Limited, Lodeo Shipping Company Limited and Vireto Shipping Company Limited, each, a Cypriot company (collectively, the Sellers, and each are, a Seller), pursuant to which the Company has agreed to, among other things, acquire the Acquisition Vessels, subject to the satisfaction of certain important conditions precedent.

•
"Memoranda of Agreement" and "MOAs" are to the memoranda of agreement relating to the Acquisition Vessels, the terms of which will govern the purchase, sale and delivery of each of the Acquisition Vessels.

•	"NASDAQ" are to the Nasdaq Capital Market of the Nasdaq Stock Market LLC.
•	"private placement warrants" are to the warrants issued to our sponsor in a private placement in connection with our IPO.
•	"public shares" are to the Class A common shares sold as part of the units in our initial public offering (whether they were purchased in the offering or thereafter in the open market).
•	"public shareholders" are to holders of public shares.
•	"sponsor" are to Bocimar Hunter NV, a company incorporated under the laws of Belgium, a subsidiary of the CMB Group.
•
"Tender Offer" are to the opportunity for our Class A shareholders, as described in the offer to purchase relating to the Tender Offer (the "Offer to Purchase") to redeem their public shares for cash, equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the consummation of the Acquisition.

•	"Transactions" refers to the Acquisition and the Tender Offer, collectively.
•
"trust account" is to the segregated account at KBC Bank located in Belgium where certain of the proceeds from our IPO and the sale of the private placement warrants, as described in this annual report, are deposited pursuant to an agreement by and among the Company, KBC Bank, and Continental Stock Transfer & Trust Company, for which Continental Stock Transfer & Trust Company is acting as trustee pursuant to an Investment Management Trust Agreement, filed as an exhibit to this annual report.

•	"U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America.

Proposed Initial Business Combination
On April 26, 2017, we entered into the Master Agreement and the Memoranda of Agreement, pursuant to which we have agreed, among other things, to purchase the Acquisition Vessels, in an en-bloc transaction for an aggregate purchase price of $139.4 million in cash from the Sellers, the consummation of which is subject to the satisfaction of certain important conditions precedent, as further described in our Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission, or the SEC, on April 27, 2017. We expect that the Acquisition will constitute our initial business combination.
On April 27, 2017, we commenced the Tender Offer, as the same may be amended from time to time, through which we are providing our public shareholders with the opportunity to tender their public shares from the cash available to us from the trust account, concurrently with the Acquisition.
The descriptions of the Master Agreement and Memoranda of Agreement are qualified in their entirety by reference to the full text of the Master Agreement and Memoranda of Agreement, respectively, which were filed with the SEC on April 27, 2017 as exhibits to our Report of Foreign Private Issuer on Form 6-K and which is incorporated herein by reference (the "Form 6-K Disclosure"). The description of the Tender Offer is qualified in its entirety by reference to the Schedule TO (and the Offer to Purchase which is an exhibit thereto), as initially filed with the SEC on April 27, 2017 and as thereafter amended.  You are urged to read the Form 6-K Disclosure, the Schedule TO and the related Offer to Purchase, and the other exhibits attached thereto, respectively, including the entire Master Agreement and Memoranda of Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The statements contained in this annual report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements herein may include, for example, statements about our:
•	ability to consummate a business combination with one or more acquisition targets;
•
executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving a business combination, as a result of which they would then receive expense reimbursements and their common shares would become eligible for later release from lock-up;

•	ability to draw from the support and expertise of the CMB Group and the rest of its senior leadership team;
•	our ability to borrow funds from our sponsor and its affiliates;
•	potential inability to obtain additional financing to complete a business combination;
•	limited pool of prospective target businesses;
•	securities' ownership being concentrated;
•	potential change in control if we acquire one or more target businesses for stock;
•	risks associated with operating in the target business' industry;
•	beliefs about shipping industry trends, including charter rates and vessel values;
•	expected transfer of our corporate domicile from the Marshall Islands to Belgium;
•
ability to file with the SEC, and have an effective registration statement covering the Class A common shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A common shares until the warrants expire or are redeemed;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors following a business combination;
•	public securities' limited liquidity and trading, as well as the current lack of a trading market;
•	delisting of our securities from NASDAQ or an inability to have our securities quoted on NASDAQ following a business combination;
•	belief that we will have sufficient funds to operate for at least the 24 months following the completion of our IPO, assuming that our initial business combination is not consummated during that time;
•
expectations regarding the waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account (defined below) by all vendors, prospective target business or other entities with whom we do business;

•	use of proceeds not in trust or available to us from investment earnings, net of income taxes, on the trust account balance, and our financial performance following our IPO; or
•
intention to make liquidating distributions to our public shareholders as soon as reasonably possible if we have not consummated our initial business combination and we are obligated to terminate our corporate existence 24 months after the completion of our IPO.

The forward-looking statements contained herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PART I
ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3.          KEY INFORMATION
A.          Selected Financial Data
The following selected financial data is derived from our audited financial statements as of and for the period ended December 31, 2016. The summary financial information for that period and as of that date should be read in conjunction with those financial statements and the accompanying notes included elsewhere in this annual report.

in USD	For the Period from June 24, 2016 (inception) to December 31, 2016

Total assets	153,590,747
Working capital/(deficiency) (1)	152,830,225
Total liabilities	148,590,746
Value of common stock subject to possible redemption ($10.00 per share)	147,830,224
Stockholders' equity (2)	5,000,001
Loss for the period	(398,873)
Basic earnings per share	(0.1052)
_____________________
(1)	Working Capital is defined as current assets less current liabilities.
(2)	Excludes 14,783,022 shares of common stock purchased in the public market which are subject to possible redemption.

B.          Capitalization and Indebtedness
Not applicable
C.          Reasons for the offer and use of Proceeds
Not applicable
D.          Risk Factors
The following risk factors relate principally to (i) the risks we face as a blank check company, (ii) the industry in which we expect to operate, and (iii) the ownership of our securities.
In addition, we face a number of risks associated with the proposed Transactions, which include, but are not limited to, the risk that we may be unable to satisfy certain conditions to the Acquisition; we may be unable to consummate the Acquisition; we may withdraw the Offer to Purchase relating to the Tender Offer; we may not purchase and promptly return any Class A common shares tendered to us pursuant to the Offer to Purchase; governmental and regulatory review of the Tender Offer documents may delay the Acquisition or result in the inability of the Acquisition to be consummated, and the length of time necessary to consummate the proposed Transactions; a condition to closing the Tender Offer may not be satisfied or waived; the anticipated benefits of the proposed Transactions may not be fully realized or may take longer to realize than expected; we may be unable to continue to meet NASDAQ listing standards, including maintaining the requisite number of round lot holders or shareholders; we may realize a lower return on investment; we may be unable to effectively manage our growth; we may be adversely affected by general volatility in the shipping industry and general economic conditions. These risks, as well as other risks associated with the proposed Transactions, are not specifically described in the following disclosure, but rather are more fully discussed in the Schedule TO that was filed with the SEC on April 27, 2017 in connection with the proposed Transactions.
The occurrence of any of the events described in this section, including the risks mentioned above relating to the proposed Transactions, could significantly and negatively affect our business, financial condition, operating results and/or the trading price of our securities.

Risks Associated with the Company
We are a recently formed company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.
We are a recently formed company established under the laws of the Republic of the Marshall Islands with no operating results, and we will not commence operations until consummating our initial business combination. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more acquisition targets. We have no present revenue and will not generate any revenue or income until, at the earliest, after the consummation of our initial business combination.  If we fail to complete our initial business combination, we will never generate any operating revenues.
Our shareholders may not be afforded an opportunity to vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our shareholders do not support such a combination.
Unless required by law, NASDAQ rules or for other business or legal reasons, we intend to consummate our initial business combination and conduct the redemptions without seeking shareholder approval and instead redeem the public shares held by our shareholders who elect to have their shares redeemed by way of a tender offer. Accordingly, we may complete our initial business combination even if holders of a majority of our common shares do not approve of the business combination we complete.
Your only opportunity to affect the investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash, unless we seek shareholder approval of such business combination.
Since our board of directors intends to complete the business combination without seeking shareholder approval, public shareholders will not have the right or opportunity to vote on the business combination unless we seek such shareholder vote if required by law, NASDAQ rules or for other business or legal reasons. Accordingly, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination.
If we seek shareholder approval of our initial business combination, our sponsor and management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.
Our sponsor owns 20% of our outstanding common shares. Our sponsor and management team also may from time to time purchase common shares prior to our initial business combination. Our amended and restated articles of incorporation provide that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved if we receive the affirmative vote of at least a majority of the shares voted at such meeting, including the Class B common shares owned by our sponsor. As a result, in addition to our sponsor's Class B common shares, we would need at least 5,689,913, or 37.5%, of the 15,173,100 Class A common shares outstanding to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted). Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our sponsor and management team to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.
The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.
We may seek to enter into a business combination transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 upon the consummation of our initial business combination or such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.
At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third party financing. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission and after such redemptions, the amount held in trust will continue to reflect our obligation to pay the deferred underwriting commissions.
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.
If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful is increased. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.
The requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.
Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within 24 months from the closing of our initial public offering, which we consummated on November 23, 2016. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.
We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.
We may not be able to find a suitable target business and complete our initial business combination within 24 months from the closing of our IPO. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.
If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Marshall Islands Business Corporations Act (the "BCA"). In that case, investors may be forced to wait beyond 24 months before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination and reduce the public "float" of our common shares.
If we are no longer deemed a foreign private issuer, or an FPI (and no longer required to comply with the FPI rules), and we are required by law or NASDAQ rules to seek shareholder approval, or if we decide to seek shareholder approval for other business or legal reasons, we may conduct the redemptions in a manner similar to many non-FPI blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to U.S. tender offer rules. Our sponsor, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.
In the event that our sponsor, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.
In addition, if such purchases are made, the public "float" of our common shares or public warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on NASDAQ or another national securities exchange.
If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
We have and will comply with U.S. tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a public shareholder fails to receive our tender offer or proxy solicitation materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer or proxy solicitation materials, as applicable, that we have or will furnish to holders of our public shares in connection with our initial business combination describe the various procedures that must be complied with in order to validly redeem or tender public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. See "Item 4. Information on the Company—B. Business Overview—Effecting our Initial Business Combination—Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights."
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.
Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our completion of an initial business combination, and then only in connection with those common shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated articles of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO, and (iii) the redemption of our public shares if we are unable to complete an initial business combination within 24 months from the closing of our IPO. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.
NASDAQ could delist our securities, which could limit investors' ability to transact in our securities and subject us to additional trading restrictions.
Our securities are listed on NASDAQ. In order to maintain that listing, we must satisfy minimum financial and other requirements. There is no guarantee we will be able to maintain compliance with those listing requirements.

If NASDAQ delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
•	a limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•
a determination that our Class A common shares are a "penny stock" which will require brokers trading in our Class A common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
As an FPI we are entitled to, and intend to continue to rely on, exemptions from certain NASDAQ corporate governance standards applicable to domestic companies, and as such, you may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ corporate governance requirements.
We are an FPI under the securities laws of the United States and the rules of NASDAQ. Under the securities laws of the United States, FPIs are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under NASDAQ Marketplace Rules, an FPI is subject to less stringent corporate governance requirements. Subject to certain exceptions, NASDAQ Marketplace Rules permit an FPI to follow its home country practice in lieu of complying with certain of NASDAQ's corporate governance requirements, including, among other things, (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirement that the audit committee be composed of at least three members, each of whom is independent, and we intend to continue to rely on each such exemption. Accordingly, so long as we are an FPI, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. Please see "Item 16G. Corporate Governance" for further information on how our corporate governance practices differ from those of a U.S. company listed on NASDAQ.
We may lose FPI status in the future, which could result in significant additional costs and expenses.
We are an FPI, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The determination of FPI status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2017. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:
•	more than a majority of our executive officers and directors are U.S. citizens or residents;
•	more than 50% of our assets are located in the U.S.; or
•	our business is administered principally in the U.S.
We may therefore lose our FPI status in the future. If we were to lose our FPI status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to an FPI. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain NASDAQ corporate governance requirements. As a result, the regulatory and compliance costs to us under U.S. securities laws as a non-FPI issuer could be significantly higher.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to U.S. tender offer rules, and if you or a "group" of shareholders are deemed to hold in excess of 20% of our common shares, you will lose the ability to redeem all such shares in excess of 20% of our common shares.
If we are no longer deemed a FPI (and no longer required to comply with the FPI rules) and we are required by law or NASDAQ rules to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, we may conduct the redemptions in a manner similar to many non-FPI blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to U.S. tender offer rules. Our amended and restated articles of incorporation provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the public shares without our prior consent, which we refer to as the "Excess Shares." However, we would not be restricting our shareholders' ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 20% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We have encountered, and expect to continue to encounter, significant competition from other entities having a business objective similar to ours, including public and private shipping companies, other blank check companies, private equity groups and other funds that invest in the shipping industry, as well as other operating businesses seeking strategic acquisitions of the types of assets and businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies or assets operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses or assets we could potentially acquire with the proceeds in the trust account, our ability to compete with respect to the acquisition of certain target businesses or assets that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses or assets. Furthermore, we are obligated to offer holders of our public shares the right to redeem their public shares for cash at the time of our initial business combination via tender offer or in conjunction with a shareholder vote. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to complete our initial business combination within 24 months from the closing of our IPO, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders at liquidation, and our warrants will expire worthless. In certain circumstances, our public shareholders may receive less than $10.00 per share on the redemption of their shares. See "—If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share" and other risk factors herein.
If the funds not being held in the trust account are insufficient to allow us to operate until at least November 23, 2018, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination, and we will depend on loans from our sponsor, or affiliates thereof, or management team, or other sources of financing, to fund our search and to complete our initial business combination.
The funds available to us outside of the trust account may not be sufficient to allow us to operate at least until November 23, 2018 (the date which is 24 months following our IPO), assuming that our initial business combination is not completed during that time. We expect to continue to incur costs in pursuit of our acquisition plans, some of which may be significant. As of December 31, 2016, we had $1,823,321 outside the trust account available to us, of which approximately $800,000 was reserved for the payment of expenses related to our IPO.  In addition, we may withdraw from the trust investment earnings on the trust funds to fund working capital requirements.
While we believe that the funds available to us outside of the trust account will be sufficient to allow us to operate for at least until November 23, 2018 (the date which is 24 months following our IPO), we cannot assure you that these funds will prove to be sufficient. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a "no-shop" provision (a provision in letters of intent designed to keep target businesses from "shopping" around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination. If we enter into a letter of intent, agreement in principle or definitive agreement for an initial business combination where we pay for the right to receive exclusivity from a target business and are subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate. None of our sponsor, members of our management team or any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. We may also raise funds through one or more credit facilities, equity offerings and/or debt offerings, whether in private transactions or otherwise. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive $10.00 per share, or possibly less, on our redemption of our public shares, and our warrants will expire worthless. Please see "Item 5.—Operating and Financial Review and Prospects."
Subsequent to our completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will surface all material issues with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer or proxy solicitation materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the trust account may not protect those funds from third party claims against us. The proceeds deposited in the trust account could become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay creditor claims, if any, from funds held outside of the trust account, we cannot assure you that we will have funds outside of the trust account sufficient to pay or provide for all creditors' claims.
Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party's engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to a letter agreement, which is attached Exhibit 4.4 to this annual report, our sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor's only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares.
Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent director(s) would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent director(s) would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent director(s) in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent director(s) choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.
The elimination of personal liability of our directors, the existence of indemnification rights for our officers and directors under our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, the advancement of litigation expenses and the existence of directors' and officers' liability insurance may discourage lawsuits against our officers and directors.
Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for certain breaches of fiduciary duties to the fullest extent permitted by law. Furthermore, our amended and restated articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law, and further, that we may advance expenses incurred while defending a civil or criminal proceeding. The foregoing obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our officers and directors, which we may be unable to recoup. Our amended and restated bylaws further permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Marshall Islands law would permit indemnification. We expect to purchase a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers. These provisions and resultant costs may discourage us and our shareholders from bringing a lawsuit against our officers and directors for breaches of their fiduciary duties, and may similarly reduce the likelihood of derivative litigation by our shareholders against our officers and directors even though such actions, if successful, might otherwise benefit us and our shareholders.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public shareholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to consummate an initial business combination or operate over the near term or long-term in our intended manner.
We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses or a portion of such business or businesses. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities. Our directors and officers are experienced as officers and directors of operating companies. However, we may be deemed to be an investment company under the Investment Company Act of 1940 if, following our IPO and prior to the consummation of our initial business combination, we are viewed as engaging in the business of investing in securities or we own "investment securities" having a value exceeding 40% of our total assets, and may be required to register as an investment company or a registered investment adviser under the U.S. securities laws.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
•	restrictions on the nature of our investments; and
•	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.
In addition, we may have imposed upon us burdensome requirements, including:
•	registration as an investment company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.
We do not believe that our anticipated activities will subject us to the Investment Company Act as the net proceeds of our IPO and sale of units in our private placement offering that are held in the Trust Account may only be invested by the trustee in United States government treasury bills having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries. By restricting the investment of the trust account to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not allotted and may hinder our ability to complete a business combination. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.
If we are unable to consummate our initial business combination within 24 months from the closing of our IPO, our public shareholders may be forced to wait beyond 24 months before redemption from our trust account.
If we are unable to consummate our initial business combination within 24 months from the closing of our IPO, which occurred on November 23, 2016, the proceeds then on deposit in the trust account, including investment earnings (which investment earnings shall be net of income taxes payable and any amounts released to us to fund working capital requirements), will be used to fund the redemption of our public shares, as further described herein. Any redemption of public shareholders from the trust account will be effected automatically by function of our amended and restated articles of incorporation prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Marshall Islands law. In that case, investors may be forced to wait beyond 24 months before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Under Marshall Islands law, shareholders might, in certain circumstances, be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the BCA, which are intended to ensure that we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution should be limited to the lesser of such shareholder's pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder should be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Accordingly, third parties may seek to recover from our shareholders amounts owed to them by us.
Furthermore, if we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine or imprisonment.
We may not hold an annual meeting of shareholders until after the consummation of our initial business combination. Our public shareholders will not have the right to elect directors prior to the consummation of our initial business combination.
Unless otherwise required by law or NASDAQ corporate governance requirements, we may not hold an annual meeting of shareholders until after we consummate our initial business transaction. While Section 64 of the Marshall Islands BCA, requires that we hold an annual meeting of shareholders for the purpose of electing directors, we may not hold such meeting until after the consummation of our initial business combination. In such case, if we have failed to hold an annual meeting for a period of 13 months after our organization, or after our last annual meeting, our shareholders may attempt to force us to hold one, by written request by the holders of not less than 10% of the shares entitled to vote in an election of directors, demanding the call of a special meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call. Our amended and restated articles and amended and restated bylaws provide that, except as otherwise required by law, our shareholders do not otherwise have the right to call a special meeting of shareholders.

In addition, as holders of our Class A common shares, our public shareholders will not have the right to vote on the election of directors prior to the consummation of our initial business combination. These provisions of our amended and restated articles of incorporation may only be amended with the approval of at least 90% of our common shares voting in a general meeting.
As a result, prior to our initial business combination, our public shareholders may not be afforded the opportunity to discuss company affairs with management, and would not have the opportunity to vote in the election of directors.
We have not registered the Class A common shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.
We have not registered the Class A common shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed to use our best efforts to file a registration statement under the Securities Act covering such shares and maintain a current prospectus relating to the Class A common shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis, provided that such cashless exercise is permitted under the laws of our corporate jurisdiction. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the Class A common shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. See "—If we reincorporate in another jurisdiction in connection with our initial business combination, holders of our warrants may be unable to exercise their warrants on a cashless basis."
The future exercise of the registration rights granted to our sponsor may adversely affect the market price of our Class A common shares and may make it more difficult for us to complete our initial business combination.
Pursuant to a Registration Rights Agreement that we entered into concurrently with the issuance and sale of the securities in our IPO, our sponsor and its permitted transferees can demand that we register for resale, subject to certain exceptions, their private placement warrants, Class A common shares issuable upon exercise of the private placement warrants, and Class A common shares issuable upon conversion of their founder shares. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.
In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our common shares that is expected when the securities owned by our sponsor, holders of our private placement warrants or their respective permitted transferees are registered.
Our sponsor will receive additional Class A common shares if we issue shares to consummate an initial business combination.
The Class B common shares (which are the founder shares) will automatically convert into Class A common shares on the first business day following the consummation of our initial business combination on a one-for-one basis, subject to adjustment as provided herein. In the case that additional Class A common shares, or equity-linked securities convertible or exercisable for Class A common shares, are issued or deemed issued in excess of the amounts offered in our IPO and related to the closing of the initial business combination, the ratio at which Class B common shares shall convert into Class A common shares will be adjusted so that the number of Class A common shares issuable upon conversion of all Class B common shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of all outstanding common shares upon completion of the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to our sponsor, after taking into account Class A common shares redeemed in connection with the business combination. This is different from most other similarly structured blank check companies in which the initial shareholders will only be issued an aggregate of 20% of the total number of shares to be outstanding prior to the initial business combination.

To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine.
We are seeking to acquire, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by us of vessels) or one or more operating businesses, which we intend to be in the international maritime shipping industry. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a business combination target. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer or proxy solicitation materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.
Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may receive only $10.00 per share, or possibly less than $10.00 per share, on the liquidation of our trust account and our warrants will expire worthless.
We are not required to obtain an opinion from an independent investment banking firm or a valuation expert, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.
NASDAQ rules provide that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on income earned) at the time of our signing a definitive agreement in connection with our initial business combination. Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm or a valuation expert that is recognized within the shipping industry that the price we are paying is fair to our shareholders from a financial point of view. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or other valuation expert that is recognized in the shipping industry with respect to the satisfaction of such criteria, but not necessarily whether the transaction is fair from a financial point of view. If our board of directors is able to independently determine the fair market value of the target business or businesses and no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community serving the shipping industry. Such standards used will be disclosed in our tender offer or proxy solicitation materials, as applicable, related to our initial business combination.

We may issue additional Class A common shares or preferred shares to complete or in connection with our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A common shares upon the conversion of the Class B common shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained therein. Any such issuances would dilute the interest of our shareholders and likely present other risks.
Our amended and restated articles of incorporation authorize the issuance of up to 400,000,000 Class A common shares, par value $0.0001 per share, and 100,000,000 Class B common shares, par value $0.0001 per share, and 50,000,000 preferred shares, par value $0.0001 per share. As of the date hereof, there are 384,826,900 and 96,206,725 authorized but unissued Class A and Class B common shares available, respectively, for issuance which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants or upon the conversion of the Class B common shares. Class B common shares are automatically convertible into Class A common shares at the time of our initial business combination, initially at a one-for-one basis but subject to adjustment as set forth herein. There are no preferred shares issued or outstanding.
We may issue a substantial number of additional Class A common shares or preferred shares to complete or in connection with our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A common shares upon conversion of the Class B common shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained therein. However, our amended and restated articles of incorporation provide, among other things, that prior to our initial business combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination. These provisions of our amended and restated articles of incorporation, like all provisions of our amended and restated articles of incorporation, may be amended with a shareholder vote. The issuance of additional Class A common or preferred shares:
•	may significantly dilute the equity interest of investors;
•	may subordinate the rights of holders of common shares if preferred shares are issued with rights senior to those afforded our common shares;
•
could cause a change in control if a substantial number of common shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our officers and directors; and

•	may adversely affect prevailing market prices for our units, common shares and/or warrants.
Resources could be wasted in researching acquisitions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, such as Belgium, which would reduce our earnings.
For U.S. federal income tax purposes, 50% of the gross shipping income of a foreign corporation that owns or charters vessels, as we intend to do after an initial business combination, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption under Section 883 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and the regulations promulgated thereunder or an applicable U.S. tax treaty.

If we complete an initial business combination as we plan, we intend to take the position that we qualify for either this statutory tax exemption or an exemption under an income tax treaty for United States federal income tax purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income.
If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders. Please see "Item 10. Additional Information—E. Taxation" for more information.

We may be subject to Belgian corporate income tax on our profits, if we do not request application of the Belgian tonnage tax regime after the Redomiciliation.

Should we transfer our corporate domicile to Belgium, we will in principle be subject to the Belgian corporate income tax regime pursuant to which the accounting profit, as adjusted for tax purposes, is taxed at an effective corporate income tax rate of currently 33.99%.

Belgian tax law provides, however, for a tonnage tax regime which application should be requested for and which applies to the income resulting from the exploitation of vessels. If possible, we will request the application of the Belgian tonnage tax regime.
Under this Belgian tonnage tax regime, our taxable basis will be determined nominally on the basis of the tonnage of the vessels we operate, rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. The tonnage tax regime is granted for a ten-year period, and is renewable.
We cannot assure you that the Belgian Federal Finance Department will approve our request in which case the normal Belgian corporate income tax regime will be applicable. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.
Please see "Item 10. Additional Information—E. Taxation" for more information.1
We may be a passive foreign investment company, or "PFIC," which could result in adverse United States federal income tax consequences to U.S. investors.
If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined under "Taxation—United States Federal Income Tax Considerations") of our common shares or warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception (as described under "Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules"). Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our 2016 taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year in which we do not rely on the start-up exception, however, will not be determinable until after the end of such taxable year. Moreover, if we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service, or the IRS, may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a "qualified electing fund" election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. Please see "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules."
We expect to reincorporate in another jurisdiction in connection with our initial business combination and such reincorporation may result in taxes imposed on us and our shareholders.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements, which we refer to herein as the Redomiciliation. We have agreed with our sponsor not to complete the initial business combination if we are unable to obtain the required shareholder approval, or in the case of the Acquisition, obtain voting agreements with shareholders representing at least 50% of our outstanding Class A common shares pursuant to which such shareholders shall agree, among other things, to vote their shares in favor of the approval of the Redomiciliation, which our sponsor may waive in its sole discretion. Such transfer of corporate domicile may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident (or otherwise subject to tax) or in which its members are resident (or otherwise subject to tax) if it is a tax transparent entity. We do not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.

1 Subject to Belgian tax counsel review.

In addition we will, after the reincorporation, be subject to the Belgian corporate income tax regime. The Belgian corporate income tax regime entails that our accounting profit, as determined in accordance with Belgian GAAP and as adjusted for tax purposes, is taxed at the ordinary rate of currently 33.99%. If possible we will however request the application of the tonnage tax regime which applies in case of the exploitation of vessels. The application of the Belgian tonnage tax regime entails that our taxable basis will be determined nominally on the basis of the tonnage of the vessels we operate.
We cannot assure you that the Belgian Federal Finance Department will approve our request to apply the Belgian tonnage tax regime, in which case the normal Belgian corporate income tax regime shall be applicable. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results
Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.
Any dividends or other distributions we make, following the transfer of our corporate domicile to Belgium, to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990 (the "Parent-Subsidiary Directive") or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a tax treaty concerning the avoidance of double taxation, which we refer to as the U.S.-Belgium Treaty. The U.S.-Belgium Treaty generally reduces the applicability of Belgian withholding tax on dividends to 15%, 5% or 0% of the gross amount of the dividends paid to U.S. taxpayers, provided that the U.S. taxpayer meets certain limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which owns directly at least 10% of our voting stock. A 0% Belgian withholding tax applies when the shareholder is a company which has owned directly at least 10% of our share capital for a 12-month period ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. A 15% Belgian withholding tax generally applies in all other cases. All U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.
If we reincorporate in another jurisdiction in connection with our initial business combination, holders of our warrants may be unable to exercise their warrants on a cashless basis.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. We have been advised by our Belgian legal counsel, Argo Law, that the cashless exercise of warrants is not permitted under Belgian law, and accordingly, should we effect such transfer in corporate domicile to Belgium, warrant holders will be unable to exercise their warrants on a cashless basis and, therefore, absent an exemption from registration, will be unable to exercise their warrants without an effective registration statement.
If our shareholders do not approve our transfer of corporate domicile from the Marshall Islands to Belgium, or another jurisdiction that is acceptable to our sponsor, we will, unless our sponsor waives such requirement, be unable to complete our initial business combination.
We expect to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. We may, in the alternative, transfer our corporate domicile to another jurisdiction that is acceptable to our sponsor, which may also require our shareholders' approval under the laws of such jurisdiction. Prior to the completion of our initial business combination, we expect to hold a meeting of shareholders to approve our transfer of corporate domicile to Belgium, or if applicable, such other jurisdiction that is acceptable to our sponsor. Pursuant to a written letter agreement, we have agreed with our sponsor not to complete our initial business combination if we are unable to obtain the required shareholder approval to transfer our corporate domicile, or in the case of the Acquisition, obtain voting agreements with shareholders representing at least 50% of our outstanding Class A common shares pursuant to which such shareholders shall agree, among other things, to vote their shares in favor of the approval of the Redomiciliation, subject to waiver by our sponsor in its sole discretion. In addition, pursuant to such letter agreement, our sponsor has agreed to vote its founder shares and any public shares purchased in or after the IPO in favor of the transfer of our corporate domicile. Members of our management team also have agreed to vote any public shares purchased in or after the IPO in favor of the transfer of our corporate domicile. If we are unable to obtain required shareholder approval, we will, unless our sponsor waives our obligation to transfer our corporate domicile in accordance with the letter agreement, be unable to complete our initial business combination.

Our operations are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not currently have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.
When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business' management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business' management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target business' management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer or proxy solicitation materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The loss of a business combination target's key personnel could negatively impact the operations and profitability of our post-combination business.
The role of an acquisition candidate's key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although certain members of an acquisition candidate's management team may remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.
The past performance or acquisition experience of the Saverys family, the CMB Group, or our management team may not be indicative of our future performance.
Information regarding the past performance or acquisition experience of the Saverys family, the CMB Group, or our management team is presented for informational purposes only and such information is not a guarantee either (i) that we will be able to identify a suitable candidate for our initial business combination or (ii) of success with respect to any business combination we may consummate. You should not rely on the historical record of the Saverys family, the CMB Group, or our management team's performance as indicative of our future performance. None of our officers or directors has had experience with any blank check companies or special purpose acquisition companies in the past.
Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which could have a negative impact on our ability to complete our initial business combination.
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. Our independent director(s) also serve as officers and board members for other entities. If our executive officers' and directors' other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our initial business combination. For a complete discussion of our executive officers' and directors' other business affairs, please see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management."

Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.
Until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities. As a result, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts of interest may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us, subject to their fiduciary duties under Marshall Islands law. If these entities decide to pursue any such opportunity, we may be precluded from procuring such opportunities.
For a complete discussion of our executive officers' and directors' business affiliations and the potential conflicts of interest that you should be aware of, please see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior management."
Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.
We have not adopted a policy that expressly prohibits our directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with our sponsor, our directors or executive officers. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.
The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors' and officers' discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders' best interest. If this were the case, it could be a breach of their fiduciary duties to us as a matter of Marshall Islands law and we or our shareholders might have a claim against such individuals for infringing on our shareholders' rights. However, we might not ultimately be successful in any claim we may make against them for such reason.
We may engage in a business combination with our sponsor, or one or more target businesses that have relationships or are affiliated with our sponsor, executive officers, or directors, which may raise potential conflicts of interest.
In light of the involvement of our sponsor, executive officers and directors with other entities, we may decide to acquire one or more businesses from our sponsor or that have relationships or are affiliated with our sponsor, executive officers, or directors. Our directors also serve as officers and board members for other entities, including, without limitation, those described under "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management." Such entities may compete with us for business combination opportunities. Despite our agreement to obtain an opinion from an independent investment banking firm or other valuation expert that is recognized within the shipping industry regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our sponsor, executive officers, or directors, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.
Management services relating to a target vessel may be performed by affiliates of us, our officers or directors or our sponsor which could result in potential conflicts of interest.
If we complete a business transaction which involves the acquisition of vessels, such vessels may be commercially or technically managed by an affiliate of us, our officers or directors or our sponsor. Such affiliates or affiliated management companies may receive fees and commissions on gross revenue received by us in respect of each vessel managed, a commission on the gross sale or purchase price of vessels which we purchase or sell, and a commission on insurances placed. While we have agreed that any such management services will be provided on an arms' length basis and approved by independent members of our board of directors, the relationships between us, our officers and directors or our sponsor, on the one hand, and the applicable service provider, on the other hand, may give rise to conflicts of interest. In addition, some of our officers and directors also may hold senior management positions with one or more these management companies. In light of their positions, these individuals may experience conflicts of interest in selecting between our interests and those of the applicable management companies.

Because our sponsor owns, or will own, securities in us that will not participate in liquidating distributions, it may have a conflict of interest in deciding if a particular acquisition target is an attractive candidate for an initial business combination.
Our sponsor, Bocimar Hunter NV, owns an aggregate of 3,793,275 Class B common shares. In the event of our dissolution and liquidation, our sponsor may not receive distributions from the trust account with respect to these shares. Therefore, our sponsor's financial interests may influence its motivation in identifying and selecting acquisition target and consummating our initial business combination in a timely manner. In addition, many of our directors are affiliated with our sponsor, which may result in a conflict of interest when they determine whether the terms, conditions and timing of a particular initial business combination are appropriate and in our shareholders' best interest.
Unless we complete an initial business combination, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular initial business combination is appropriate and in the public shareholders' best interest.
We shall provide reimbursement of out-of-pocket expenses reasonably incurred by our officers, directors, or any of their respective affiliates, in connection with identifying, investigating and consummating an initial business combination, for which there is no maximum amount of out-of-pocket expenses that may be incurred. Notwithstanding, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses reasonably incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless an initial business combination is consummated. The financial interest of our officers, directors, or any of their respective affiliates, could influence their motivation in selecting an acquisition target and thus, there may be a conflict of interest when determining whether a particular initial business combination is in the shareholders' best interest.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders' investment in us.
Although we have no commitments as of the date of this annual report to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our initial business combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:
•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued and unpaid interest, if any, if the debt is payable on demand;
•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;
•	our inability to pay dividends on our common shares;
•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.
If we determine to simultaneously acquire several assets and/or businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchases are contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.
We may attempt to complete our initial business combination with a private company about which little information is available, or with a company or business that may be financially unstable or in its early stages of development or growth, which may result in a business combination with a company that is not as profitable as we suspected, if at all.
In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all. In addition, we may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.
Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.
We may structure our initial business combination so that the post-transaction company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-transaction company owns 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new common shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new common shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding common shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company's shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain control of the target business.
In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated articles of incorporation or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support.
In order to effectuate a business combination, blank check companies have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds, changed industry focus and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. We cannot assure you that we will not seek to amend our amended and restated articles of incorporation or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support.
Amending the provisions of our amended and restated articles of incorporation relating to pre-business combination activity will require the approval of at least two-thirds of holders of our common shares who attend and vote at a meeting (with holders of our founder shares and holders of our public shares voting together as a single class), and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our common shares. Further, a vote of holders of at least 65% of the then outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants. In addition, our sponsor, executive officers and directors have agreed that they will not propose any amendment to our amended and restated articles of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete an initial business combination within 24 months of the closing of the IPO unless we provide our public shareholders with the opportunity to redeem their common shares, subject to certain the limitations. To the extent any of such amendments would be deemed to fundamentally change the nature of any of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities.

The provisions of our Amended and Restated Articles of Incorporation that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of two-thirds of holders of our common shares, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend our amended and restated articles of incorporation to facilitate the completion of an initial business combination that some of our shareholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company's pre-business combination activity, without approval by a certain percentage of the company's shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company's public shareholders. Our Amended and Restated Articles of Incorporation provide that any of the provisions related to pre-business combination activity (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein) may be amended if approved by two-thirds of holders of our common shares who attend and vote at a meeting, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our common shares. Our sponsor, who beneficially owns 20% of our common shares, and may acquire additional shares prior to our initial business combination, will participate in any vote to amend our Amended and Restated Articles of Incorporation and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our Amended and Restated Articles of Incorporation which govern our pre-business combination behavior more easily than some other blank check companies, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of our Amended and Restated articles of Incorporation.
Our sponsor, executive officers and directors have agreed that they will not propose any amendment to our Amended and Restated Articles of Incorporation that would affect the substance or timing of our obligation to redeem 100% of our Class A common shares if we do not complete our initial business combination within 24 months from the closing of the IPO, unless we provide our public shareholders with the opportunity to redeem their common shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding Class A common shares. Our shareholders will not be parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
Although we believe that the net proceeds of the IPO and the sale of the private placement warrants will be sufficient to allow us to complete our initial business combination, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of the IPO and the sale of the private placement warrants prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to repurchase for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. The current economic environment has made it especially difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.
Our sponsor controls a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
Our sponsor owns 20% of our issued and outstanding common shares, and accordingly, may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated articles of incorporation. If our sponsor purchases any additional common shares in the aftermarket or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our common shares. In addition, our board of directors will be divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. We may not hold an annual meeting of shareholders to elect new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual meeting, as a consequence of our "staggered" board of directors, only a minority of the board of directors will be considered for election and our sponsor, because of its ownership position, will have considerable influence regarding the outcome. Accordingly, our sponsor may continue to exert control at least until the completion of our initial business combination.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
We are incorporated under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of case law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The BCA also provides that it is to be applied and construed to make it uniform with the laws of the State of Delaware and other states of the United States with substantially similar legislative provisions and, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware and those other states of the United States with substantially similar legislative provisions. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. We cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.
Because we are incorporated under the laws of the Republic of the Marshall Islands and, after our initial business combination, expect to be incorporated under the laws of Belgium, it may be difficult to serve us with legal process or enforce judgments against us, or our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands and, after our initial business combination, expect to be incorporated under the laws of Belgium. Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws, and the BCA. We will also be subject to the federal securities laws of the United States.
We expect that substantially all of our assets will be located outside of the United States. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for someone to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Belgium and other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors or officers.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we expect to conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, an exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as a company qualifies as an "emerging growth company" As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate a business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our annual report on Form 20-F for the year ending December 31, 2017. Only in the event we are deemed to be a large accelerated filer or an accelerated filer will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
Provisions in our amended and restated articles of incorporation may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A common shares and could entrench management.
Our amended and restated articles of incorporation contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.
Risks Relating to Our Securities
We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of our common shares purchasable upon exercise of a warrant could be decreased, all without your approval.
Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of common shares purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the closing price of our Class A common shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants are  redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

Risk Factors Related to the Shipping Industry
If charter rates fluctuate and the shipping industry continues to undergo cyclical turns, it may reduce our profitability and operations.
The shipping business has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. As described elsewhere in this annual report, the shipping industry in general is currently undergoing significant economic distress.
A significant contraction in demand for imported commodities as a result of economic downturns or changes in government policies in certain regional markets could depress vessel freight rates, as well as the general demand for vessels and therefore the value of such vessels. The demand for vessels is also greatly affected by, among other factors, the demand for consumer goods, commodities and bagged and finished products, as well as commodity prices, environmental concerns and competition. The supply of shipping capacity is also a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or removed from active service. Supply may also be affected by maritime transportation and other types of governmental regulation, including that of international authorities. These and other factors may cause a decrease in the demand for the services we may ultimately provide or the value of the vessels we may own and operate, thereby limiting our ability to successfully operate any prospective target business with which we may ultimately consummate our initial business combination.
The shipping industry is subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.
The shipping industry has historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. For example, the tanker market is typically stronger in the fall and winter months in anticipation of increased consumption of oil, coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues from the tanker market are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.
An over-supply of ocean-going vessel capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of ocean-going vessels is affected by a number of factors, such as supply and demand for seaborne transportation of products and expected purchase orders for newbuildings. If the number of new vessels delivered exceeds the number of vessels removed from the global fleet, either through scrapping, conversion, or accidental losses, vessel capacity will increase. If the supply of vessel capacity increases and if the demand for vessel capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of any vessels we may acquire may have a material adverse effect on our results of operations and available cash and, if applicable, our ability to comply with covenants in our loan agreements.
Rising fuel prices may affect our profitability.
Fuel is a significant, if not the largest, expense in shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect the profitability of a shipping operator. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of the shipping business versus other forms of transportation.
If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.
The ownership and operation of vessels in international trade is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We intend to maintain insurance, consistent with industry standards, against these risks on any vessels and other business assets we may acquire upon completion of our initial business combination. However, we cannot assure you that we will be able to adequately insure against all risks, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against us. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims, could lower our profitability and be detrimental to our operations.

We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.
We may incur significant costs in complying with environmental, safety and other governmental regulations, and our failure to comply with these regulations could result in the imposition of penalties, fines and restrictions on our operations.
The operation of vessels is subject to extensive and changing environmental protection, safety and other federal, state and local laws, rules, regulations and treaties, compliance with which may entail significant expense, including expenses for ship modifications and changes in operating procedures. We cannot assure you that we will be able to comply with all laws, rules, regulations and treaties following our initial business combination. If we are unable to adhere to these requirements, it could result in the imposition of penalties and fines against us, and could also result in the imposition of restrictions on our business and operations. Furthermore, the costs of compliance also could lower our profitability and be detrimental to our operations. For a complete discussion of the government regulations applicable to the shipping industry, please see the section titled "Item 4. Information on the Company—B. Business Overview—Government Regulations Related to the Shipping Industry."
The profitable ownership and operation of vessels in international trade is susceptible to world events, which could be detrimental to our financial condition and operating performance.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, Ukraine, the Korean Peninsula, the Middle East, including Iraq, Syria, Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
Technological innovation could reduce the charter hire income we are able to receive and the value of any vessels we may acquire.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than any vessels we may own and/or operate, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of any owned vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
If our initial business combination involves the ownership of vessels, such vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.
Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and, in many circumstances, a maritime lien holder may enforce its lien by "arresting" a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest not only the vessel with respect to which the claimant's lien has arisen, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is "arrested," this could result in a material loss of revenues, or require us to pay substantial amounts to have the "arrest" lifted.
Governments could requisition vessels during a period of war or emergency, resulting in a loss of earnings.
A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

We face strong competition.
The international shipping industry is highly competitive, capital intensive and highly fragemented. Competition arises primarily from other vessel owners, some of whom have substantially more resources than we may have. Although we believe that no single competitor has a dominant position in the markets in which we may compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we could, which would result in a significant competitive threat to us.
If we acquire a business that charters vessels on the spot market (that is, vessels chartered on a voyage basis or for periods of less than 24 months), it may increase our risk of doing business following the business combination.
We may complete a business combination with a business that involves the chartering of vessels on a spot charter basis. Spot charters are entered into as either voyage charters or short-term time charters of less than 24 months' duration. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based upon available charters and the supply of and demand for seaborne shipping capacity. Although our focus on the spot charter market may enable us to benefit from strengthening industry conditions, should they occur, to do so we may be required to consistently procure spot charter business. We cannot assure you that spot charters will be available at rates that will be sufficient to enable us to operate our business profitably.
In addition, our dependence on the spot charter market may result in lower utilization of any vessels we may acquire and, consequently, decreased profitability. We cannot assure you that rates in the spot charter market will not decline, that charters in the spot charter market will continue to be available or that our dependence on the spot charter market will not result in generally lower overall utilization or decreased profitability, the occurrence of any of which events could reduce our earnings and cause us to incur losses.
If we acquire vessels that are of secondhand or older nature, it could increase our costs and decrease our profitability.
We believe that competition for employment of secondhand vessels may be intense. Additionally, secondhand vessels may carry no warranties from sellers with respect to their condition as compared to warranties from shipyards available for newly-constructed vessels, and may be subject to problems created by the use of their original owners. If we purchase any secondhand vessels, we may incur additional expenditures as a result of these risks, which may reduce our profitability.
As our vessels become older, we could be faced with the additional expenditures necessary to maintain a vessel in good operating condition as the age of a vessel increases. Moreover, port-state authorities in certain jurisdictions may demand that repairs be made to this type of vessel before allowing it to berth at or depart a particular port, even though that vessel may be in class and in compliance with all relevant international maritime conventions. Should any of these types of problems or changes develop, income may be lost if a vessel goes off-hire and additional unforeseen and unbudgeted expenses may be incurred. If we choose to maintain any vessels past the age that we have planned, we cannot assure you that market conditions will justify expenditures with respect to any of the foregoing or enable us to operate these vessels profitably.
If we were to acquire vessels, a company that owns vessels or a company with agreements to purchase vessels, we may be subject to risks resulting from being a start-up shipping company.
If we were to acquire one or more vessels, one or more companies that own one or more vessels or companies with agreements to purchase one or more vessels, we may be subject to risks resulting from being a start-up shipping company. Such risks could potentially include the dependence on third parties for the commercial and technical management of the vessels, including crewing, maintenance and repair, supply provisioning, freight invoicing and chartering. We may not be able to quickly develop the infrastructure and hire the seafarers and land-based administrative and management personnel necessary to effectively manage and operate our business if we acquire vessels instead of an operating business. In addition, we might have to begin our operations without advance bookings of charters, and, also, one or more of our vessels may require modifications or upgrades for us to place them in service. As such, we may own vessels that are not engaged in revenue producing activities for some time after we acquire them. Our inability to manage such risks could impair our operations.

ITEM 4.          INFORMATION ON THE COMPANY
A.          History and Development of the Company
We are a blank check company incorporated pursuant to the laws of the Republic of the Marshall Islands, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by us of vessels) or one or more operating businesses, which we intend to be in the international maritime shipping industry, and which we refer to throughout this annual report as our initial business combination. While we may pursue one or more acquisition opportunities in various sectors of the international maritime shipping industry, in the event that we find opportunities in one or more different sectors that are more compelling than other sectors, including unrelated to the shipping industry, we may pursue those opportunities.
On July 11, 2016, our sponsor purchased 4,312,500 Class B common shares (founder shares) for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited by our sponsor on January 3, 2017, in connection with our IPO (discussed below).  Prior this initial investment in us, we had no assets, tangible or intangible.
On November 23, 2016, we consummated our initial public offering of 15,000,000 units at $10.00 per unit, and on December 16, 2016, the underwriters in the IPO exercised their option to purchase an additional 173,100 units at the public offering price.  Our units commenced trading on NASDAQ on November 18, 2016, and on January 9, 2017, the Class A common shares and warrants underlying the units sold in the IPO began to trade separately. Each unit issued in the IPO consists of one Class A common share and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A common share at a price of $11.50.  As a result of the underwriters' partial exercise of the overallotment option, on January 3, 2017, our sponsor forfeited 519,225 Class B common shares (founder shares) in order to maintain its ownership interest in us, on an as-converted basis, at 20% of our issued and outstanding common shares.

In connection with our IPO, our sponsor purchased an aggregate of 3,356,413 private placement warrants at $1.50 per warrant in private placement transactions, generating gross proceeds of $5,034,620. If we do not complete our initial business combination within 24 months from the closing of the IPO the private placement warrants will expire worthless. The private placement warrants are non-redeemable and exercisable on a cashless basis, provided that such cashless exercise is permitted under the laws of our corporate jurisdiction, so long as they are held by their initial purchasers or their permitted transferees (except as otherwise described herein). If the private placement warrants are held by holders other than their initial purchasers or their permitted transferees, the private placement warrants are redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
The 15,173,100 units sold in the IPO, including the 173,100 units sold pursuant to the overallotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $151,731,000, which has been deposited into a segregated trust account located at KBC Bank in Belgium, with Continental Stock Transfer & Trust Company acting as trustee pursuant to the Investment Management Trust Agreement, or the trust account, pending our completion of an initial business combination. The trust account contains $5,310,585 of the underwriter's compensation which will be paid to them only in the event of an initial business combination. Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except for the withdrawal of investment earnings to pay our income taxes and working capital expenses. The net proceeds of the IPO held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements, or another jurisdiction that is acceptable to our sponsor. We have agreed with our sponsor, among other things, not to complete the initial business combination if we are unable to obtain such shareholder approval, or in the case of the Acquisition, obtain voting agreements with shareholders representing at least 50% of our outstanding Class A common shares pursuant to which such shareholders shall agree, among other things, to vote their shares in favor of the approval of the Redomiciliation, subject to waiver by our sponsor in its sole discretion. Our sponsor and members of our management team have agreed to vote any common shares owned by them in favor of such transfer of our corporate domicile.
Our address is c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960. We have offices at De Gerlachekaai 20, BE 2000 Antwerp, Belgium and our telephone number at that address is 011-323-247-59-11.

Recent Developments
On April 26, 2017, we increased the size of our board of directors from five to six members, and appointed Philip J. Shapiro to serve as a Class I director.
On April 26, 2017, we entered into the Master Agreement and the Memoranda of Agreement, pursuant to which we have agreed, among other things, to purchase the Acquisition Vessels, in an en-bloc transaction for an aggregate purchase price of $139.4 million in cash from the Sellers, the consummation of which is subject to the satisfaction of certain important conditions precedent, as further described in our Form 6-K filed with the SEC on April 27, 2017. We expect that the Acquisition will constitute our initial business combination.
On April 27, 2017, we commenced the Tender Offer, as the same may be amended from time to time, through which we are providing our public shareholders with the opportunity to tender their public shares from the cash available to us from the trust account, concurrently with the Acquisition.
The descriptions of the Master Agreement and Memoranda of Agreement are qualified in their entirety by reference to the full text of the Master Agreement and Memoranda of Agreement, respectively, which were filed with the SEC on April 27, 2017 as exhibits to our Report of Foreign Private Issuer on Form 6-K and which is incorporated herein by reference (the "Form 6-K Disclosure"). The description of the Tender Offer is qualified in its entirety by reference to the Schedule TO (and the Offer to Purchase which is an exhibit thereto), as initially filed with the SEC on April 27, 2017 and as thereafter amended.  You are urged to read the Form 6-K Disclosure, the Schedule TO and the related Offer to Purchase, and the other exhibits attached thereto, respectively, including the entire Master Agreement and Memoranda of Agreement.
B.          Business Overview
Business Strategy
Our business strategy is to identify and complete our initial business combination to form an owner and operator of shipping vessels.  We believe that the shipping industry, and particularly the drybulk sector of the shipping industry, presents attractive opportunities for consolidation and growth and a favorable area in which to consummate a business combination transaction. While we may pursue one or more acquisition opportunities in various sectors of the shipping industry, in the event that we find opportunities in one or more different sectors that are more compelling than other sectors, including unrelated to the shipping industry, we may pursue those opportunities.
Our executive officers and directors have extensive experience in the shipping and transportation industries as managers, principals or directors of major worldwide shipping companies, where they have sourced, negotiated and structured transactions.
Our executive officers and directors have been involved in the sale and purchase of approximately five hundred vessels throughout their careers, and have built and currently maintain networks of relationships with some of the world's most highly regarded vessel charterers, including major oil and gas companies, mining companies and steel companies. We plan to apply those skills and experience to identify and generate vessel acquisition opportunities, which may include purchasing vessels and acquiring vessels by chartering them into our fleet from their owners. These relationships also include, among other sources, executives and board members at public and private companies, private equity and venture capital firms, banks, financial and legal consultants, investment bankers, attorneys, brokers and accountants.
While we do not have any contractual arrangement with the CMB Group to assist us in identifying and analyzing potential target assets and businesses, we expect to have access to some of its resources, such as financial and accounting personnel who will serve us under an administrative services agreement, which may assist us in evaluating these targets.
Our executive officers currently intend, but are not required, to stay involved in our management following our initial business combination. The roles that they will fulfill will depend on the type of business with which we combine and the specific skills and depth of the target's management. If one or more of our executive officers remain with us in a management role following our initial business combination, we may enter into employment or other compensation agreements with them, the terms of which have not been determined.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The ability of management to retain their positions with us may influence our management's motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination.

Our Management Team
We believe that the skills and experience of our management team, having close to 100 years of combined experience, will be crucial to consummating a successful business combination. We believe that our management team, together, has unparalleled experience in acquiring assets in various sectors of the shipping industry, building some of the world's most highly regarded shipping companies, and raising capital in the capital markets and commercial bank markets, as well as from private equity sources.
Our sponsor is controlled by members of the Saverys family. The Saverys family has had a continuous presence in the shipping industry since the early nineteenth century. The Saverys family owned a shipyard which was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired the CMB Group in 1991. The CMB Group is active in three shipping sectors and in aviation. Bocimar International NV, or Bocimar, a subsidiary of the CMB Group, is a leading international owner and operator of drybulk vessels. The Saverys family is the CMB Group's sole shareholder.
The Chairman of our board of directors, Marc Saverys, is an executive director and the Chairman of the Board of Directors of the CMB Group. Alexander Saverys, our Chief Executive Officer and a director, serves as executive director and the managing director of the CMB Group. Ludovic Saverys, our Chief Financial Officer and a director, serves as an executive director and a member of the executive committee of the CMB Group. In addition, Benoit Timmermans, our Chief Commercial Officer and a director, is an executive director and member of the executive committee of the CMB Group.
In addition, Marc Saverys, our Chairman, is one of the major shareholders of Euronav and our Chief Financial Officer, Ludovic Saverys, is a director of Euronav (NYSE: EURN), which completed its initial public offering and listing on the New York Stock Exchange in early 2015.
The above-described experience of our officers and directors is not a full and complete list of all transactions that they have been involved with. They also have been involved in other transactions of varying size and complexity, and, therefore there can be no assurance that management's previous involvement in such representative large and complex transaction will be indicative of the consummation of a business combination or our future success. In particular, we cannot guarantee (i) that we will be able to identify a suitable candidate for our initial business combination or (ii) of success with respect to any business combination we may consummate. You should not rely on the historical record of our management's performance as indicative of our future performance. None of our officers or directors has any past experience with any blank check companies or special purpose acquisition companies.
In addition, certain of our executive officers and directors participate in business activities not associated with us, including serving as members of the management team of the CMB Group, and are not required to devote their full business time to our affairs. This may create conflicts of interest in matters involving or affecting us, and it is not certain that any of these conflicts of interest will be resolved in our favor. Please see "Item 3. Key Information—D. Risk Factors."
Summary of the International Shipping Industry
The shipping industry provides a practical and cost-effective means of transporting large volumes of cargoes. This is accomplished predominantly by the dry bulk and tanker sectors, while other related sectors tend to be specialized. The dry bulk sector involves the transportation of dry bulk and general cargoes, including, among other products, coal, minerals, ore, steel products, forest products, agricultural products, construction materials and heavy equipment, machinery and spare parts via dry bulk cargo vessels. The tanker sector involves the transportation of wet products such as crude oil, refined petroleum cargoes and liquid chemicals via different types of tankers. Related sectors comprise, but are not limited to, the operation of vessels such as containerships, liquefied gas carriers and offshore supply and anchor-handling vessels.
Shipping Vessels
We may seek to acquire newbuilding or secondhand vessels, one or more companies with agreements to purchase newbuilding or secondhand vessels, one or more companies that already own or operate vessels, a number of such companies as a group or one or more entities that provides commercial management, operational and technical management or other services to one or more segments of the shipping industry. Prices for newbuilding and secondhand vessels vary widely depending on the type, quality, age and discounted future earnings. A potential target business might be a holding company, the sole assets of which are one or more agreements to acquire individual vessels. If we acquire such a company, we will need to retain current management, seek to retain new management or outsource the commercial and technical management of the vessels by contracting with a shipping company engaged in this business. If we were to acquire secondhand vessels or one or more companies with agreements to purchase individual secondhand vessels, we would be subject to risks resulting from being a start-up shipping company, such as the inability to quickly develop the infrastructure and hire the seafarers and land-based administrative and management personnel necessary to effectively manage and operate the business. In addition, we might have to begin our operations without advance bookings of charters, which could lead such vessels initially to have a higher than industry standard number of idle days until such time as we establish business relations. Moreover, if we were to acquire vessels that are newbuildings or one or more companies with agreements to purchase newbuildings, we would likely have to wait a considerable period of time prior to the delivery to us of the newbuildings, during which time we will have no earnings. Finally, one or more of our vessels may require modifications or upgrades for us to place them in service. As such, we may own vessels that are not engaged in revenue producing activities for some time after we acquire them. Our inability to manage such risks could, in such event, impair our operations. See "Risk Factors—Risks Associated with the Shipping Industry—If we were to acquire vessels, a company that owns vessels or a company with agreements to purchase vessels, we may be subject to risks resulting from being a start-up shipping company."

In addition, if we elected to purchase one or more individual vessels, financial information that we provide at any time, whether in connection with obtaining approval for our initial business combination, if required, or otherwise, will likely not contain historical financial information with respect to such vessels. Rather, such information would consist of the same information that would typically be provided by shipping industry issuers, such as: (i) historical and prevailing market rates for vessels on the basis of type, age and proposed employment; (ii) our expectations of future market trends and proposed strategy for employment of the vessels; (iii) our anticipated operational (overhead) expenses; and (iv) the valuation of the vessels as assets generally (for example, whether they are newbuildings or secondhand and the type of vessel), all of which, in turn, depend on the sector in which we consummate such a business combination.
Dry bulk sector
Dry bulk vessels are used to transport commodities and raw materials, such as iron ore, minerals, grains, forest products, fertilizers, coking and steam coal, that are carried in the vessel's holds, rather than in a container in the case of container vessels. The dry bulk sector can be divided into six major vessel categories with reference to size. We may explore acquisitions of either vessels and/or one or more operating companies that are focused on these segments of the dry bulk sector, including:
•
Handysize. The smallest of the dry bulk carrier vessels, with cargo capacity up to 40,000 deadweight tons, or dwt. These vessels are used mainly for regional voyages, are extremely versatile and can be used in smaller ports that lack infrastructure. These vessels are equipped with onboard cranes that allow for the loading and unloading of cargo.

•
Handymax. Versatile vessels that are dispersed in various geographic locations throughout the world. Handymax vessels typically have cargo capacity of 40,000 to 65,000 dwt, and are primarily used to transport grains, forest products and fertilizers. Like Handysize vessels, Handymax vessels are equipped with onboard cranes.

•
Panamax. Vessels with cargo capacity typically between 65,000 and 85,000 dwt. Panamax vessels are used for various long-distance trade routes, including those that traverse the old Panama Canal. These vessels typically carry cargoes consisting of coal, grains, fertilizers, steel and forest products.

•	Post-Panamax. Vessels with cargo capacity typically between 85,000 and 120,000 dwt.
•
Capesize. Vessels with typical cargo capacity between 120,000 and 220,000 dwt. Capesize vessels are used primarily for one-way voyages with cargoes consisting of iron ore and coal. Due to the size of the vessels, there are only a few ports around the world that have the infrastructure to accommodate them.

•
Very Large Ore Carriers, or VLOCs. The largest of the dry bulk carrier vessels, with typical cargo capacity between 220,000 and 400,000 dwt. VLOCs are a comparatively new sector of the dry bulk carrier fleet. These vessels are built to exploit economies of scale on long-haul iron ore routes.

Tanker sector
The world tanker fleet is divided into two primary categories—crude oil and product tankers. Tanker charterers transporting wet cargoes will typically charter the appropriate-sized tanker based on the length of journey, cargo size and port and canal restrictions. Crude oil tankers are typically larger than product tankers. The four major tanker categories from smallest to largest cargo capacity are:
•
Product. Tanker vessels with cargo capacity typically less than 60,000 dwt. Product tankers are capable of carrying refined petroleum products, such as fuel oils, gasoline and jet fuel, as well as various edible oils, such as vegetable and palm oil.

•
Aframax. Tanker vessels with cargo capacity typically from 80,000 to 120,000 dwt. These tankers carry crude oil and serve various trade routes from short to medium distances mainly in the North Sea and Venezuela. These vessels are able to enter a larger number of ports throughout the world as compared to larger crude oil tankers.

•
Suezmax. Tanker vessels with cargo capacity typically from 120,000 to 200,000 dwt. These vessels are used in some of the fastest growing oil producing regions of the world, including the Caspian Sea and West Africa. Suezmax tankers are the largest ships able to traverse the Suez Canal with a full payload, and are capable of both long- and short-haul voyages.

•
Very Large Crude Carriers, or VLCCs. Tanker vessels that are used to transport crude oil with cargo capacity typically from 200,000 to 320,000 dwt and that are more than 300 meters in length. The majority of the world's crude oil is transported via VLCCs.

Container sector
Container vessels transport finished and semi-finished goods that are shipped in containers. A container is an internationally standardized packing box for cargo by road, rail or sea. The different sizes of containers have been fixed by the International Organization of Standardization.
Container vessels are sized according to the number of containers that they can carry and whether the vessels can traverse the Panama Canal or Suez Canal. "TEU" refers to the maximum number of twenty-foot long containers that can be placed on board a vessel. The five major container vessel categories, from smallest to largest cargo capacity, are as follows:
•	Feeder. Container vessels with cargo capacity typically below 1,000 TEU.
•	Handysize. Container vessels with cargo capacity typically from 1,000 up to approximately 3,000 TEU.
•	Medium-sized containerships. Container vessels with cargo capacity typically from 3,000 up to approximately 8,000 TEU.
•	Neo-Panamax. Container vessels with cargo capacity typically from 8,000 up to approximately 12,000 TEU.
•	Post-Panamax. Container vessels with cargo capacity typically above 12,000 TEU. These container vessels are currently unable to go through the new Panama Canal.
LNG carrier sector
LNG carriers transport liquefied natural gas, or LNG, internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 162 degrees Celsius. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by vessels over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.
The LNG market includes private and state-controlled energy and utilities companies that generally operate captive fleets and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to transporting their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest their non-core businesses.
LPG carrier sector
LPG carriers are vessels that can transport liquid petroleum gas, or LPG, and petrochemical gas, as well as ammonia. LPG is produced as a byproduct of crude oil refining and natural gas production, and is primarily used as fuel for transportation, residential and commercial heating and cooking, and as a feedstock for the production of petrochemicals. Petrochemical gas is used in the production of a vast array of chemicals and new production technologies that allow plastic to displace metal, cotton, wood and other materials in an increasing number of end-user products. LPG products are divided into three categories:
•
Liquid petroleum gas, consisting mainly of butane and propane, is carried in fully-pressurized vessels. These gases are used for cooking, as fuel for cars, as fuel in refineries, as chemical feedstock for industrial and power plant fuels and at gas utilities.

•
Petrochemical gases that are traded as butadiene, propylene and vinyl chloride monomer, and ethylene, which are carried in semi-refrigerated ships, since they require refrigeration to minus 104 degrees Celsius to be transported in liquefied form. These petrochemical gases are primarily used in the plastics manufacturing industry.

•	Ammonia, which is carried in fully-refrigerated vessels, is mainly used in the fertilizer industry and as a feedstock in the petrochemical industry.

There are three main types of LPG carriers, classified according to method of liquefaction:
•
Fully-pressurized carriers. These carriers liquefy their cargoes at ambient temperatures under high pressure of up to 17 bar (kg/cm2), are generally small vessels of under 8,000 cubic meters, or cbm. The majority of these vessels are less than 5,000 cbm.

•
Semi-refrigerated carriers. These carriers liquefy their cargoes under a combination of pressure and refrigeration to temperatures down to minus 48 degrees Celsius and pressure up to 9 bar (kg/cm2). Certain semi-refrigerated carriers with gas plants are able to cool cargoes further to minus 104 degrees Celsius and are referred to as ethylene carriers. The majority of these vessels are less than 20,000 cbm.

•
Fully-refrigerated carriers. These carriers can liquefy their cargoes at or under their boiling temperatures down to approximately minus 48 degrees Celsius at atmospheric pressure with onboard compressors. These vessels are typically 22,000 cbm and larger and also carry clean petroleum products such as naphtha.

Related sectors
Related sectors in which we might seek a business combination include, but are not limited to, offshore drilling platforms, supply vessels, service vessels and anchor handlers that perform various functions related to the supply and maintenance of offshore drilling platforms.
Shipping services sector
Instead of acquiring individual vessels, offshore drilling platforms and related offshore support vessels, and/or a company or companies owning or operating such vessels or platforms, we may seek to acquire service businesses engaged in, among other activities, operational management, brokerage, maintenance and technical support. Service businesses we may seek to acquire would typically be engaged in:
•
Technical management services, such as crew retention and training, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage tax, maintaining insurance and other vessel operating activities; or

•
Commercial management services, such as finding employment for vessels, vessel acquisition and disposition, freight and charter hire collection, accounts control, appointment of agents, bunkering and cargo claims handling and settlements.

We may also seek to acquire a company actively engaged in the contract of affreightment market. A contract of affreightment, or COA, is a service contract under which a vessel owner agrees to transport multiple cargoes, at a specified rate per ton, between designated loading and discharge ports. A COA does not designate any particular vessel but does require a specified amount of cargo to be carried during the term of the COA, which usually spans a number of months or years. A COA arrangement also provides flexibility in that both the contract and the cargo may also be re-let to other parties, allowing the COA holder effectively to "trade" its paper contract as well as the cargo subject to such contract.
Government Regulations Related to the Shipping Industry
Government regulation significantly affects the ownership and operation of vessels including international conventions and national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.
A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. For example, recent action by the United Nations' International Maritime Organization's, or the IMO, Maritime Safety Committee and United States, or U.S., agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations. Because these laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on our proposed business.
Environmental Regulations
The IMO has adopted the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations. MARPOL sets forth pollution-prevention requirements applicable certain types of vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).
MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. On October 27, 2016, at MEPC's 70th session, or MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions to 0.50% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. The U.S. ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs and on January 1, 2014, the applicable areas of the U.S. Caribbean Sea were designated ECAs. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Under those measures by 2025 all new ships built will be 30% more energy efficient than those built in 2014. MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the limits of the Energy Efficiency Design Index apply to new ships, and all ships must develop and implement Ship Energy Efficiency Management Plans.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session.

Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention of Limitation of Liability for Maritime Claims of 1976 as amended, or LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

The operation of vessels is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charter to comply with the ISM Code may subject such party to increased liability, may decrease the availability of insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance, approval, or have deposited the requisite instruments of ratification, acceptance, approval, or accession. The process to verify global tonnage figures to assess the BWM Convention's entry into force has been completed. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. MEPC adopted updated "guidelines for approval of ballast water managements systems (G8)" at MEPC 70. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.
The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our proposed business.
The United States Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel." OPA applies to oil tankers, as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships.
Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include: injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessel, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws.
Other Environmental Initiatives
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operations of Vessels, or VGP. The VGP authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a notice of intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.
The USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.
As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016, the USCG first approved said technology. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology, and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016 sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The USCG's revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limited greenhouse gas emissions from ships. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 , or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016.
Security Regulation
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, which we refer to as the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective on July 1, 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.
Inspection by Classification Societies

Every oceangoing vessel must be ''classed'' by a classification society. The classification society certifies that the vessel is ''in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classes are required to be performed in annual, intermediate, or class renewal surveys/special surveys as applicable.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013, the IACS adopted new harmonized Common Structural Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.

Risk of Loss and Insurance Coverage
General
The operation of any vessel involves risks such as mechanical failure, physical damage, collision, property loss, inventory loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. Shipping companies obtain various types of insurance, including participation in mutual protection and indemnity associations, to protect against some of the risks that they and their vessels may face. Two types of insurance that companies that own or operate vessels generally seek to obtain are described below.
Hull and Machinery and War Risk Insurance
Marine hull and machinery and war risk insurance policies provide coverage for the risk of actual or constructive total loss, for shipping vessels. A vessel may be covered for up to at least its fair market value.

It may also be possible to obtain increased value insurance policies for shipping vessels. Under the increased value insurance, the insured will be able to recover the sum insured under the policy in addition to the sum insured under its hull and machinery policy in the event of the total loss of the vessel. Increased value insurance policies also cover excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance policies, which cover third-party liabilities in connection with shipping activities, are provided by mutual protection and indemnity associations, or P&I Associations. These insurance policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance policies are a form of mutual indemnity insurance policies, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" of exposure discussed below, coverage, except for pollution, may be unlimited.
Generally, protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion. If we become a member of a P&I Association that is a member of the International Group, we will be subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.
Initial Business Combination
NASDAQ rules provide that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on income earned) at the time of our signing a definitive agreement in connection with our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or other valuation expert that is recognized in the shipping industry with respect to the satisfaction of such criteria. We may also raise additional funds that we may use in connection with our initial business combination, including through credit facilities, equity offerings, debt offerings or other public or private transactions.
We anticipate structuring our initial business combination so that the post-transaction company in which our public shareholders own shares will own or acquire vessels and/or 100% of the outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% fair market value test. If the business combination involves more than one target business, the 80% fair market value test will be based on the aggregate value of all of the assets and target businesses that are acquired by us as part of our initial business combination.
As described above, the members of our management team have significant executive management and experience with shipping companies. Over the course of their careers, the members of our management team and board of directors have developed a broad network of contacts and corporate relationships that we believe will be useful for sourcing investment and financing opportunities. This network has been developed through our management team's experience in:

•	sourcing, acquiring, building, designing, operating, developing, growing, financing, selling, building and design of vessels and businesses; and
•	executing transactions under varying economic and financial market conditions.
We believe that the network of contacts and relationships of our management team will provide us with an important source of investment and financing opportunities. In addition, we anticipate that target assets and business candidates will be brought to our attention from various unaffiliated sources, including shipping industry market participants, ship brokers, shipyards, private equity groups, investment banks, consultants, accounting firms and other business enterprises.
Our Acquisition Process
In evaluating a prospective target business, we expect to conduct a due diligence review that is in line with customary shipping industry practice, which may include, among other things, obtaining asset appraisals and inspections, meetings with incumbent management and employees of businesses, document reviews, inspection of facilities, as well as a review of financial and other information that may be made available to us.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent director(s), will obtain an opinion from an independent investment banking firm or valuation expert that is recognized within the shipping industry that our initial business combination is fair to our company from a financial point of view.
We expect that due diligence of prospective target businesses will be performed by some or all of our executive officers and directors, and also that it may include engaging accounting firms, legal counsel or other third-party consultants. No compensation of any kind (including finder's and consulting fees) will be paid to any of our executive officers or directors, or any of our or their affiliates, for services rendered to us prior to or in connection with the consummation of our initial business combination, including in connection with such due diligence activities. However, our executive officers and directors will receive reimbursement for any out-of-pocket expenses (such as travel expenses) incurred by them in connection with activities on our behalf, such as certain organizational expenses and expenses incurred in identifying potential target businesses and performing due diligence on a suitable initial business combination, and our sponsor, or an affiliate thereof, will be entitled to receive payments of an aggregate of $10,000 per month for office space, secretarial support and administrative services. All payments made to our sponsor, executive officers and directors and our or their affiliates, other than the $10,000 per month payment described above, and any payments made to members of our Audit Committee, must be reviewed and approved by a majority of our disinterested directors. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
Members of our management team and our independent director(s) may, through ownership of our securities or otherwise, have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if (i) the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination or (ii) the business combination would be with a counterparty that is affiliated with our sponsor, officers or directors.
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he has then-current fiduciary or contractual obligations, he will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Marshall Islands law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.
Our sponsor, officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other blank check company that has its common shares listed for trading on NASDAQ, the New York Stock Exchange or another nationally recognized exchange until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 24 months from the closing of the IPO.

Status as an Emerging Growth Company
We are an "emerging growth company," as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Effecting Our Initial Business Combination
General
We intend to effectuate our initial business combination using cash from the proceeds of the IPO, the private placements of the private placement warrants, our equity, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to acquire our vessels and other assets on an individual or fleet basis. In addition, we may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.
If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our common shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.
We may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account and the proceeds from the issuance of the private placement warrants or because we become obligated to redeem a significant number of our public shares upon completion of the business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Our amended and restated articles of incorporation provide that before our initial business combination, we may not issue additional units, additional common shares, preferred stock, additional warrants or any options or other securities convertible or exchangeable into common shares or preferred stock that participates in any manner in the proceeds of the trust account, or that vote as a class with the common shares sold in the IPO on a business combination. There are no prohibitions, however, on our ability to issue securities or incur debt in connection with our initial business combination.
Sources of Target Businesses
Target assets and business candidates have been, and may continue to be, brought to our attention from various sources, including shipping industry market participants, ship brokers, shipyards, investment bankers and investment managers. Target assets and businesses have been, and may continue to be, brought to our attention by such unaffiliated sources as a result of being solicited by us. These sources may also introduce us to target assets and businesses in which they think we may be interested on an unsolicited basis, since we will become known publicly as a purchaser of shipping assets and businesses. Our officers and directors, as well as their affiliates, may also bring to our attention target assets and business candidates of which they become aware through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending business engagements, conferences, trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our management team. Other than shipbrokers, other brokers, or intermediaries, we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis. We may engage these firms or other individuals in the future, in which event we may pay a finder's fee, consulting fee or other compensation to be determined in an arm's length negotiation based on the terms of the transaction, which in a purchase and sale transaction is typically approximately 1% of the vessel's gross sale price. Payment of a finder's fee is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. In no event, however, will our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation by us prior to, or for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is). None of our sponsor, executive officers or directors, or any of their respective affiliates, will be allowed to receive any compensation, finder's fees or consulting fees from a prospective business combination target in connection with a contemplated acquisition of such target by us.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent director(s), will obtain an opinion from an independent investment banking firm or other valuation expert that is recognized in the shipping industry that our initial business combination is fair to our company from a financial point of view.

Limited Ability to Evaluate the Target's Management Team
Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business' management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.
We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.
Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that the additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.
Shareholders May Not Have the Ability to Approve Our Initial Business Combination
We intend to consummate our initial business combination and conduct the redemptions without seeking shareholder approval and instead redeem the shares held by our shareholders in conformity with applicable SEC rules concerning the conduct of issuer tender offers, and have or will file tender offer documents with the SEC. However, we will seek shareholder approval to transfer our corporate domicile from the Marshall Islands to Belgium, and have agreed with our sponsor not to complete our initial business combination unless we obtain such shareholder approval. While we intend to effect such transfer in our corporate domicile at or promptly following the completion of our initial business combination, any such redemption opportunity by our shareholders would occur while we are a Marshall Islands company and would be conducted pursuant to our amended and restated articles of incorporation and amended and restated bylaws then in effect.
The tender offer documents contain or will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies. Regardless of whether we are required by law or NASDAQ rules to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, so long as we maintain our status as a FPI, and are required to comply with the FPI rules, we will conduct the redemptions pursuant to U.S. tender offer rules. If we are no longer deemed a FPI (and no longer required to comply with the FPI rules) and we are required by law or NASDAQ rules to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, we may conduct the redemptions in a manner similar to many non-FPI blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to U.S. tender offer rules.
Permitted Purchases of Our Securities
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to U.S. tender offer rules, our sponsor, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. None of the funds held in the trust account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.
We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to U.S. tender offer rules under the Exchange Act or a going-private transaction subject to the going private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13, if applicable, of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination
We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including investment earnings (which investment earnings shall be net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our sponsor has agreed to waive its redemption rights with respect to its founder shares and public shares in connection with the completion of our initial business combination. The members of our management team also have entered into agreements with us similar to the one entered into by our sponsor to waive their redemption rights in connection with the completion of our initial business combination with respect to any public shares acquired by them in or after the IPO.
Limitations on Redemptions
Our amended and restated articles of incorporation provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules). However, a greater net tangible asset or cash requirement may be contained in the agreement relating to our initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all common shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete such business combination or redeem any shares, and all common shares submitted for redemption will be returned to the holders thereof.
Manner of Conducting Redemptions
We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination. While we intend to transfer our corporate domicile from the Marshall Islands to Belgium at or promptly following the completion of our initial business combination, any such redemption opportunity by our shareholders would occur while we are a Marshall Islands company and would be conducted pursuant to our amended and restated articles of incorporation and amended and restated bylaws then in effect. We do not currently intend to seek shareholder approval of our initial business combination unless required by law, NASDAQ rules or for other business or legal reasons. However, in the event we seek shareholder approval of our initial business combination and we are a FPI, then we will conduct our redemptions pursuant to a tender offer and will comply with U.S. tender offer rules, as required by the SEC. The tender offer documents will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies.
If we are not a FPI, we will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement. Asset acquisitions and share purchases would not typically require shareholder approval, while direct mergers with our company and amendments to our amended and restated articles of incorporation would require shareholder approval. We currently intend to conduct our redemptions pursuant to a tender offer and will comply with U.S. tender offer rules, as required by the SEC. If we are not a FPI and hold a shareholder vote to approve our initial business combination, we will:
•
conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, if applicable, which regulates the solicitation of proxies, and not pursuant to U.S. tender offer rules; and

•	file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if a majority of the common shares voted are voted in favor of the business combination. In such case, our sponsor has agreed to vote its founder shares and any public shares purchased during or after the IPO in favor of our initial business combination. As a result, in addition to our sponsor's founder shares, we would need at least 5,689,913, or 37.5%, of the 15,173,100 Class A common shares outstanding to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted). In addition, the members of our management team also have entered into agreements with us similar to the one entered into by our sponsor with respect to the voting of any public shares acquired by them in or after the IPO, in favor of our initial business combination if submitted to our shareholders for a vote. Each public shareholder may elect to redeem their public shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed transaction or vote at all. Our amended and restated articles of incorporation require that notice be given not less than 15 days or more than 60 days before the date of any such shareholder meeting. We intend to give approximately 30 days prior written notice of any such meeting, if required, at which a vote will be taken to approve our initial business combination.
Upon the public announcement of our initial business combination, if we conduct redemption pursuant to U.S. tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our common shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.
If we conduct redemptions pursuant to U.S. tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of public shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.
Limitation on Redemption upon Completion of Our Initial Business Combination If We Seek Shareholder Approval
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to U.S. tender offer rules, our amended and restated articles of incorporation provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the IPO, without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 20% of the shares sold in the IPO could threaten to exercise its redemption rights against a business combination if such holder's shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders' ability to redeem to no more than 20% of the shares sold in the IPO, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders' ability to vote all of their shares (including all shares held by those shareholders that hold more than 20% of the shares sold in the IPO) for or against our initial business combination.
Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights
Public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name," will be required to either tender their certificates to our transfer agent prior to the date set forth in the tender offer or proxy solicitation materials, as applicable, mailed to such holders, or up to two business days prior to the vote on the proposal to approve the business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, at the holder's option. The tender offer or proxy solicitation materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate the applicable delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short period in which to exercise redemption rights, it is advisable for shareholders to use electronic delivery of their public shares.
There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders' vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder then had an "option window" after the completion of the business combination during which he or she could monitor the price of the company's shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become "option" rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming shareholder's election to redeem is irrevocable once the business combination is approved.
Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.
If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.
If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until within 24 months from the closing of the IPO.
Redemption of Public Shares and Liquidation If No Initial Business Combination
Our amended and restated articles of incorporation provide that we have 24 months from the closing of the IPO, which occurred on November 23, 2016, to complete our initial business combination. If we are unable to complete our initial business combination within such period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the above-specified time period.
Our sponsor has entered into agreements with us, pursuant to which it has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within 24 months from the closing of the IPO. However, if our sponsor or management team acquires public shares in or after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame.
The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event we do not complete our initial business combination within 24 months from the closing of the IPO and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.
Our sponsor, executive officers, directors and director nominees have agreed that they will not propose any amendment to our amended and restated articles of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of the IPO unless we provide our public shareholders with the opportunity to redeem their common shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, subject to the limitations described above under "Limitations on Redemptions."

For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we may seek shareholder approval of such proposal and, in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment. We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued investment earnings to pay those costs and expenses.
If we were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, and without taking into account investment earnings, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors' claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party's engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor's only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent director(s) would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent director(s) would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent director(s) in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to $1,000,000 from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $1,000,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $1,000,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination within 24 months from the closing of the IPO, (ii) in connection with a shareholder vote to amend our amended and restated articles of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of the IPO or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval of our initial business combination, a shareholder's voting in connection with the business combination alone will not result in a shareholder's redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated articles of incorporation, like all provisions of our amended and restated articles of incorporation, may be amended with a shareholder vote.
Competition
In identifying, evaluating and selecting a target business for our initial business combination, we have encountered intense competition from other entities having a business objective similar to ours, including public and private shipping companies, other blank check companies, private equity groups and other funds that invest in the shipping industry, as well as other operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.
C.          Organizational Structure
We were incorporated under the laws of the Republic of the Marshall Islands on June 24, 2016.  Our sponsor, a subsidiary of the CMB Group, owns 20% of our outstanding common shares.  As of the date of this annual report, we do not have any subsidiaries.

D.          Property, Plants and Equipment
We currently maintain offices at De Gerlachekaai 20, BE 2000 Antwerp, Belgium. Pursuant to an Administrative Services Agreement with CMB Group, an affiliate of our sponsor, we pay fees of $10,000 per month for office space, secretarial support and administrative services. We consider our current office space adequate for our current operations.  Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
ITEM 4A.          UNRESOLVED STAFF COMMENTS
None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

A.          Operating Results
We are a blank check company incorporated as a Marshall Islands corporation and formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by us of vessels) or one or more operating businesses, which we intend to be in the international maritime shipping industry. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.
We have neither engaged in any operations nor generated any revenues to date. Our only activities between inception and the closing of the IPO were organizational activities and those necessary to prepare for and close the IPO. Since the consummation of the IPO, our activity has been limited to evaluating business combination candidates. We have not generated any operating revenues and will not until after completion of our initial business combination. Our operating costs during the period from June 24, 2016 (inception) to December 31, 2016 included costs associated with our conducting our IPO and our search for an initial business combination and are largely associated with our governance and public reporting, and charges of $10,000 per month for office space, secretarial support and administrative services, payable to CMB Group, an affiliate of our sponsor.
We are generating non-operating income in the form of interest income on cash and cash equivalents after the offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
We expect to continue to incur costs in the pursuit of our acquisition plans, some of which may be significant. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.
B.          Liquidity and Capital Resources
Upon the closing of our IPO, a total of $151,731,000 of the net proceeds from our initial public offering and the sale of the Private Placement Warrants (such amount including proceeds we received from the sale of additional Units and Private Placement Warrants in connection with and as a result of the underwriters' exercise of its overallotment option), after the payment of offering expenses, was deposited in the trust account, which includes the deferred underwriting fee of $5,310,585 payable upon consummation of our initial business combination.
As of December 31, 2016, the net proceeds from the IPO remained on deposit in the trust account. As of that date, we had $151,767,426 held in the trust account (which includes the deferred underwriting fees), of which $36,426 in investment earnings earned on the trust account was available for our withdrawal to fund taxes payable and working capital requirements. Additionally, as of December 31, 2016, we had $1,823,321 outside the trust account available to us, of which approximately $800,000 was reserved for the payment of expenses related to our IPO.  As of April 25, 2017, approximately $151.7 million was on deposit in the trust account, which reflects our withdrawal of certain amounts therefrom in accordance with the Investment Management Trust Agreement to pay working capital expenses. We believe that we have sufficient resources to fund our existing liquidity needs for at least the next twelve months.
We intend to use substantially all of the funds held in the trust account in connection with or after consummation of our initial business combination. We may use interest earned on the trust account to pay taxes. To the extent that our shares or debt are used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
If the Acquisition is consummated, the funds held in the trust account will be released to pay our public shareholders who shall have validly tendered and not withdrawn their public shares, a portion of the purchase price for the Acquisition Vessels, fees and expenses relating to the Transactions, and approximately $5,310,585 in deferred underwriting and legal fees from our IPO.
If we do not consummate an initial business transaction by November 23, 2018, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.

C.          Research and Development, Patents and Licenses, etc.
Not applicable.
D.          Trend Information
None.
E.          Off Balance Sheet Arrangements
We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.
F.          Tabular Disclosure of Contractual Obligations
As of December 31, 2016, 14,783,022 shares were subject to possible redemption in connection with the initial business combination (at an anticipated redemption value of $10.00 per share).  A total amount of $147,830,224 has been accounted for as a non-current liability.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of six directors and is divided into three classes. Directors are elected annually on a staggered basis, with the term of office of one or another of the three classes expiring each year. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our initial Class I directors will expire at our 2017 annual meeting of shareholders, our first annual meeting of shareholders following the effectiveness of our Amended and Restated Articles of Incorporation. The term of our Class II directors will expire at our 2018 annual meeting of shareholders. The term of our Class III directors will expire at our 2019 annual meeting of shareholders.
Officers are appointed from time to time by our board of directors and hold office until a successor is appointed. The business of each director and executive officer listed below is: Hunter Maritime Acquisition Corp., c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960. The executive officers and directors of the Company are set forth in the following table:

Name	Age	Position
Marc Saverys	63	Chairman of the Board of Directors, Class III Director
Alexander Saverys	38	Chief Executive Officer and Class III Director
Ludovic Saverys	33	Chief Financial Officer and Class II Director
Benoit Timmermans	56	Chief Commercial Officer and Class II Director
Thomas Rehder	61	Class I Director
Philip Shapiro	64	Class I Director

The biographical information for our current officers and directors is set forth below:
Marc Saverys, the Chairman of our board of directors and a Class III director, graduated from the University of Ghent in 1976 with a degree in law. In 1975 he joined Bocimar's chartering department, the dry bulk division of the CMB Group. In 1985 he left Bocimar and became Managing Director of Exmar, which at that time became a diversified shipowning company, where he was in charge of the dry bulk division. He currently holds director's mandates in various companies belonging to the CMB Group. He became a director of the CMB Group in 1991 and was Managing Director of the CMB Group from April 1992 through September 2014 when he was appointed as chairman. During the period from 2003 through July 2014, he served as the Chairman of the Board of Euronav NV (NYSE: EURN), and served as a Vice-Chairman of the Board of Euronav from July 2014 until December 2015. Mr. Marc Saverys is the father of Mr. Alexander Saverys, our Chief Executive Officer and a director, and Mr. Ludovic Saverys, our Chief Financial Officer and a director.
Alexander Saverys, our Chief Executive Officer and a Class III director, has a master of laws (University of Leuven and Madrid) and holds an MBA of the Fachhochschule für Wirtschaft Berlin. In 2004 he founded Delphis NV, a company offering multimodal transport solutions throughout Europe. He became a director of the CMB Group in 2006 and was appointed Managing Director in September 2014. Mr. Alexander Saverys is the son of Mr. Marc Saverys, our Chairman of the Board, and the brother of Mr. Ludovic Saverys, our Chief Financial Officer and Secretary and a director.
Ludovic Saverys, our Chief Financial Officer and Secretary and a Class II director, has served on the Board of Directors of Euronav since May 13, 2015 and is member of Euronav's Remuneration Committee and a member of the Health, Safety, Security and Environmental Committee. Ludovic Saverys currently serves as Chief Financial Officer of the CMB Group and as General Manager of Saverco NV. He has also served as a director of Moore Stephens (Belgium) since December 2014. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 through 2013 and as Director of SURFACExchange Ltd from 2009 through 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 through 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance. Mr. Ludovic Saverys is the son of Mr. Marc Saverys, our Chairman of the Board, and the brother of Mr. Alexander Saverys, our Chief Executive Officer and a director.
Benoit Timmermans, our Chief Commercial Officer and a Class II director, graduated in law from the University of Louvain in 1983. He also holds an MBA degree from the University of Navarra, Barcelona. After two years of retail banking experience he joined Almabo in 1989 and became Assistant Financial Manager after the take-over of the CMB Group. He was CFO of the CMB Group's liner division SCL (1996), Managing Director of the French company SAGA (1997) and was appointed Managing Director of Bocimar in 2003.

Thomas Rehder, a Class I director, has a total of 32 years of experience in the shipping industry. Since 1987, Mr. Rehder has been a managing partner at Carsten Rehder GmbH & Co., or Carsten Rehder, a family-owned company located in Hamburg, Germany which currently operates 20 container vessels and five supramax and handysize bulk carriers. Mr. Rehder began his career at Carsten Rehder in 1984 as a chartering broker and has been responsible for the shipowning side of the business since 1996. Carsten Rehder was a 50% owner of single purpose entities that served as general partner of five single-ship KG companies that became insolvent between 2013 and 2015. Mr. Rehder served as a managing director of the general partner entities, but resigned from this position prior to the insolvencies. From 1981 to 1984, Mr. Rehder worked as a chartering broker for Intercontinent Chartering Inc. in New York. Mr. Rehder holds a position as a member of the council of the German Shipowners' Association. From 2014 to 2015, Mr. Rehder was president of the European Community Shipowners' Association and is currently a board member. Additionally, he is a board member of Det Norske Veritas GL Group AS, Oslo. Prior to obtaining his business degree from the European Business School in Frankfurt, Germany, Mr. Rehder served in the German navy and worked as assistant shipyard manager.

Philip J. Shapiro, a Class I director has served on our board of directors since April 26, 2017. Mr. Shapiro graduated from Columbia University in New York City in 1974 and received a Juris Doctor from Hofstra University School of Law on 1978. In 1988, Mr. Shapiro founded Liberty Maritime Corporation and has served as its Chief Executive Officer and President since that time. Prior to forming Liberty Maritime, Mr. Shapiro served as Vice President and General Counsel of Apex Marine Corporation, a tanker and dry bulk shipping company, from 1980 to 1988. Before joining Apex, he practiced corporate and real estate law for two years with a law firm in New York City. Mr. Shapiro has previously served as a director of the then listed New York Stock Exchange company, OMI Corporation, from April 2002 until its sale in 2007 for $2.2 Billion.  During that time, he served as Chairman of the Compensation Committee and a member of the Audit Committee.  Mr. Shapiro is currently an elected member of the Board of Directors of the American Bureau of Shipping, a leading classification society, and serves as the Chairman of its Nominating and Governance Committee as well as a member of its Compensation Committee. He also serves currently on a number of other corporate and charitable boards including the National Maritime Historical Society, the United Seamen's Service and the American Maritime Congress as well as being a member of the Board of Trustees of the United States Coast Guard Foundation.  During his career in shipping, Mr. Shapiro has often appeared before numerous U.S. Congressional committees and administrative agencies as a spokesperson for the U.S. flag shipping industry on various maritime policy, initiatives and law.  He was selected to be the dry bulk shipping sector's representative to U.S. President Reagan's Commission on the Merchant Marine and National Defense and as one of three industry representatives selected to serve on President Clinton's Maritime Policy Working Group which developed what has come to be known as the Maritime Security Program. More recently, he has testified before various congressional committees on the problems of piracy and suggested preventive measures to protect seafarers, property and cargo.

B.          Compensation
No compensation of any kind, including finder's and consulting fees, will be paid to any of our executive officers, directors or sponsor, or any of their respective affiliates (except as otherwise set forth in this annual report), for services rendered prior to or in connection with our initial business combination. However, our executive officers and directors will be reimbursed for any out of pocket expenses incurred in connection with activities on our behalf, such as activities relating to our formation, organization and initial capitalization, attending board of directors meetings, participating in the offering process, identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of out of pocket expenses reimbursable by us and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement. To the extent such out of pocket expenses exceed the available proceeds not deposited in the trust account and proceeds withdrawable from the trust account, such out of pocket expenses would not be reimbursed by us unless we consummate our initial business combination.
In addition, while our executive officers currently intend to remain with us following our initial business combination, neither they nor our directors may eventually do so depending on the sector in which we will operate after consummating our initial business combination. If they do remain with us in a management role following our initial business combination, we may enter into employment or other compensation arrangements with them following our initial business combination, the terms of which have not yet been determined. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial business combination.
Each of our non-executive directors is entitled to receive annual cash compensation in the aggregate amount of $75,000 (payable quarterly). Our non-executive director who serves as the chairman of our Audit Committee is entitled to receive an additional fee of $25,000 for serving in that role.

C.          Board Practices
Our board of directors consists of six directors and is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The initial term of office of our Class I directors will expire at our 2017 annual meeting of shareholders. The initial term of office of our Class II directors will expire at our 2018 annual meeting of shareholders. The term of office our Class III directors will expire at our 2019 annual meeting of shareholders.

The members of our board of directors are expected to play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating its acquisition. None of these individuals will have been, or will be, a principal of or affiliated with a blank check company that has its common shares listed for trading on NASDAQ, the New York Stock Exchange or another nationally recognized exchange. However, we believe that the skills and expertise of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise will enable them to successfully identify and effect an acquisition, although we cannot assure you that they will, in fact, be able to do so.

Our Audit Committee consists of Mr. Rehder and Mr. Shapiro. Mr. Rehder serves as chairman and as the Audit Committee financial expert. The Audit Committee provides assistance to our board of directors in fulfilling their responsibilities to shareholders, and investment community relating to our corporate accounting, reporting practices, and the quality and integrity of our financial reports. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit our financial statements, meets with our independent auditors and financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of our accounting and financial controls, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors. In addition, the Audit Committee will review on a quarterly basis all payments, if applicable, that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating our IPO. If any noncompliance is identified, then the Audit Committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of the IPO.
Pursuant to an exemption for FPIs, we are permitted to follow home country practice in lieu of certain of NASDAQ's corporate governance requirements that are applicable to U.S. companies listed on NASDAQ, see "Item 16G. Corporate Governance."
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D.          Employees
We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.
E.          Share Ownership
With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, please see "Item 7. Major Shareholders and Related Party Transactions."
ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.          Major Shareholders
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of April 25, 2017:
Name and Address	Number of Shares Beneficially Owned(1)	Percentage of Ownership(2)
Bocimar Hunter NV(3)	3,793,275	20.0%
CarVal Investors, LLC(4)	2,500,000	13.2%
Shoei Kisen Kaisha, Ltd.(5)	1,500,000	7.9%
Hudson Bay Capital Management LP(6)	1,500,000	7.9%
QVT Financial LP(7)	1,000,000	5.3%
Silver Rock Financial LP(8)	1,000,000	5.3%
Polar Asset Management Partners Inc.(9)	972,900	5.1%
AQR Capital Management LLC(10)	950,000	5.0%
All directors and executive officers as a group	0	0%

____________________________

(1)	These amounts do not include the Class A common shares underlying the warrants.
(2)	Based on 18,966,375 Class A common shares and Class B common shares outstanding as of April 25, 2016.
(3)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 10, 2017.
(4)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on December 9, 2016.
(5)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 23, 2017.
(6)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on January 30, 2017.
(7)  Based on information contained in a Schedule 13G filed by such shareholder with the SEC on November 28, 2016.
(8)  Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 14, 2017.
(9)  Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 10, 2017.
(10) Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 14, 2017.

B.          Related Party Transactions
On July 11, 2016, our sponsor purchased 4,312,500 founder shares for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited by our sponsor on January 3, 2016 pursuant to the partial exercise on December 16, 2016 of the underwriters' overallotment option. The number of founder shares issued determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of the IPO. The purchase price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. Upon the effectiveness of our Amended and Restated Articles of Incorporation, the founder shares were automatically reclassified and converted to our Class B common shares.
Our sponsor purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in a private placement that occurred simultaneously with the closing of the IPO. Pursuant to the underwriters' partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to the sponsor. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share. Our sponsors will be permitted to transfer the Class B common shares and private placement warrants held by them to certain permitted transferees, including our executive officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as the initial purchasers. Otherwise, these warrants will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our business combination. The private placement warrants are non-redeemable so long as they are held by our initial purchasers or their permitted transferees. The private placement warrants may also be exercised by the initial purchasers or their permitted transferees for cash or on a cashless basis. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO.
CMB Group, an affiliate of our sponsor, purchased 200,000 units in the IPO at the public offering price.
In order to fund working capital deficiencies, if any, or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 21, 2016, there were no such loans outstanding.
Pursuant to a registration rights agreement we entered into with our sponsor on November 18, 2016, we may be required to register certain securities for sale under the Securities Act. Our sponsor is entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, our sponsor has the right to include its securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements.

On November 14, 2016, our Sponsor provided us with an unsecured loan in the amount of up to $250,000 to cover expenses related to the IPO (the "Promissory Note").  The Company borrowed $150,000 under the Promissory Note in connection with the IPO.  The Promissory Note bore interest at a rate per annum equal to LIBOR plus 0.60% and was paid in full on November 25, 2016.  A total of $139 was charged as interest on the Promissory Note.
On November 18, 2016, we entered into an administrative services agreement with CBM NV, an affiliate of our sponsor, pursuant to which we have paid a total of $10,000 per month for office space, secretarial support and administrative services. This arrangement has been agreed to for our benefit and is not intended to provide our sponsor, or its affiliate, compensation in lieu of salary or other remuneration. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated person.

We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential initial business combination with one of more acquisition targets. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of out-of-pocket expenses that could be incurred. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and those proceeds are properly withdrawn from the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Following the completion of our initial business combination, members of our management and executive directors will be entitled to receive customary fees and we may enter into employment or other compensation arrangements with members of our management and executive directors, the terms of which have not yet been determined.
All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties.
C.          Interest of Experts and Counsel
Not applicable
ITEM 8.          FINANCIAL INFORMATION
A.          Consolidated Statements and other Financial Information
Please see "Item 18. Financial Statements" for a list of the financial statements filed as part of this Annual Report.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.
Dividend Policy
We have not paid any dividends on our common shares to date. Prior to consummating our initial business combination substantially all of our earnings will consist of investment earnings earned on funds in the trust account that are required to be held therein until consummation of our initial business combination or our liquidation, except as set forth in the next sentence. Both (i) investment earnings earned on the trust account balance to pay any income taxes on such investment earnings and any other taxes payable and (ii) investment earnings earned, after taxes payable, on the trust account to fund our working capital requirements, including, in the event of our liquidation, up to $100,000 of investment earnings to pay dissolution expenses, may be released to us from the trust account. Accordingly, our board of directors does not anticipate declaring any dividends on our common shares in the foreseeable future. The payment of dividends, if any, after our initial business combination will be contingent upon our historical and anticipated financial condition, revenues, if any, earnings, if any, liquidity and cash flows, if any, capital and tax requirements, contractual prohibitions and limitations and applicable law and will be within the sole discretion of our board of directors.
In addition, at or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. We have agreed with our sponsor that we will not pay dividends (which, for the avoidance of doubt, does not include payments to redeem any of our public shares or payments upon our liquidation) to our shareholders until we have moved our corporate domicile from the Marshall Islands to Belgium. Our sponsor and members of our management team have agreed to vote any common shares owned by them in favor of the transfer of our corporate domicile to Belgium.

B.          Significant Changes
Not applicable
ITEM 9.          THE OFFER AND LISTING
A.          Offer and Listing Details.
              Share History and Markets
Our Class A common shares, warrants and units are traded on NASDAQ under the symbols "HUNT," "HUNTW" and "HUNTU," respectively. Each of the Company's units consists of one Class A common share and one-half warrant, each whole warrant entitling the holder thereof to purchase one Class A common share. Our units commenced trading on NASDAQ on November 18, 2016. Our Class A common shares and warrants commenced trading separately from our units on January 9, 2017.

The following tables set forth, for the periods indicated, the high and low sale prices for our units, Class A common shares and warrants, respectively, as reported on NASDAQ.
	Units		Class A common shares		Warrants
	High	Low	High	Low	High	Low
For the Year Ended:
December 31, 2016*	10.91	9.75	-	-	-	-

For the Quarter Ended:
December 31, 2016*	10.91	9.75	-	-	-	-
March 31, 2017	10.50	10.00	9.87	9.75	1.03	0.68

For the Month:
November 2016*	10.00	9.75	-	-	-	-
December 2016	10.91	9.93	-	-	-	-
January 2017	10.50	10.03	-	-	0.85	0.75
February 2017	10.37	10.00	9.80	9.75	0.81	0.75
March 2017	10.44	10.00	9.87	9.75	1.03	0.68
April 2017 **	10.42	10.00	10.50	9.75	1.30	0.70
________________
*	Since November 18, 2016.
**	Through and including April 25, 2017.

B.          Plan of Distribution
Not applicable
C.          Markets.
Our Class A common shares, warrants and units are traded on NASDAQ under the symbols "HUNT," "HUNTW" and "HUNTU," respectively.
D.          Selling Shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.

ITEM 10.          ADDITIONAL INFORMATION
A.          Share Capital
Not applicable.
B.          Memorandum and Articles of Association
We are a corporation formed under the laws of the Republic of the Marshall Islands on June 24, 2016 and our affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws, which are filed as exhibit 1.1 and 1.2, respectively, to this annual report, and the laws of the Republic of the Marshall Islands.
Below is a summary of the description of our capital stock, including the rights, preferences and restrictions attaching to each class of stock. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, which are incorporated by reference herein.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may be organized under the BCA, and we may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of our business or purposes, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, involving us and one or more businesses or entities, which we refer to herein as our initial business combination.
Authorized Capitalization
Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 400,000,000 Class A common shares, par value $0.0001 per share, 100,000,000 Class B common shares, par value $0.0001 per share, and 50,000,000 preferred shares, par value $0.0001 per share. As of the date of this annual report, we had 15,173,100 Class A common shares and 3,793,275 Class B common shares outstanding, and no preferred shares outstanding. The underwriting agreement entered into with Morgan Stanley & Co., LLC in connection with our IPO, which is filed as exhibit 4.1 to this annual report, and our amended and restated articles of incorporation prohibit us, prior to our initial business combination, from issuing additional units, additional common shares, preferred stock, additional warrants, or any options or other securities convertible or exchangeable into common shares or preferred stock that participates in any manner in the proceeds of the trust account, or that votes as a class with the common shares on our initial business combination; provided that, we may issue additional equity in connection with consummating our initial business combination.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. Pursuant to a letter agreement with our sponsor, (i) we have agreed not to complete the initial business combination if we are unable to obtain the required shareholder approval and (ii) we have agreed that we will not pay dividends (which, for the avoidance of doubt, does not include payments to redeem any of our public shares or payments upon our liquidation) to our shareholders until we have moved our corporate domicile from the Marshall Islands to Belgium, or another jurisdiction that is acceptable to our sponsor, in each case, subject to waiver by our sponsor. In addition, our sponsor has agreed to vote its founder shares and any public shares purchased during or after the IPO in favor of such transfer of our corporate domicile. Members of our management team also have agreed to vote any public shares purchased during or after the IPO in favor of the transfer of our corporate domicile.

Founder Shares
On July 11, 2016, we issued to our sponsor an aggregate of 4,312,500 founder shares (which are Class B common shares) in exchange for a capital contribution of $25,000, or $0.006 per share.

The founder shares are identical to the Class A common shares included in the units sold in the IPO, except that:
•	only holders of the founder shares will vote on the election of directors prior to our initial business combination;
•	the founder shares are subject to certain transfer restrictions, as described in more detail below;
•
our sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of our initial business combination, (ii) waive its redemption rights with respect to its founder shares in connection with a shareholder vote to approve an amendment to our amended and restated articles of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of the IPO, and (iii) waive its rights to liquidating distributions from the trust account with respect to only its founder shares if we fail to complete our initial business combination within 24 months from the closing of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame). If we submit our initial business combination to our public shareholders for a vote, our sponsor has agreed to vote its founder shares and any public shares purchased during or after the IPO in favor of our initial business combination. As a result, in addition to our sponsor's founder shares, we would need at least 5,689,913, or 37.5%, of the outstanding 15,173,100 Class A common shares outstanding to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted). The members of our management team also have entered into agreements with us similar to the one entered into by our sponsor to (i) vote their shares in favor of our initial business combination if submitted to our shareholders for a vote, and (ii) waive their redemption rights in connection with the completion of our initial business combination, in each case, with respect to any public shares acquired by them in or after the IPO; and

•
the founder shares are automatically convertible into Class A common shares at the time of our initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in more detail herein.

On December 16, 2016, the underwriters of the IPO exercised their overallotment option in part, for a total of an additional 173,100 units. As a result of the partial exercise of the overallotment option, our sponsor forfeited 519,225 Class B common shares on January 3, 2017 in order to maintain the ownership of our sponsor, on an as-converted basis, at 20% of our issued and outstanding common shares.
In the case that additional Class A common shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the business combination, if applicable, the ratio at which Class B common shares shall convert into Class A common shares will be adjusted so that the number of Class A common shares issuable upon conversion of all Class B common shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of all common shares outstanding upon the completion of the IPO plus all Class A common shares and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or pursuant to warrants issued to our sponsor, after taking into account any Class A common shares redeemed in connection with the initial business combination.
Our sponsor has agreed not to transfer, assign or sell any of its founder shares until the earlier of (i) one year after the completion of our initial business combination and (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their common shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares. We refer to such transfer restrictions throughout this annual report as the lock-up. Notwithstanding the foregoing, if the closing price of our Class A common shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up.
Units
Each unit consists of one Class A common share and one-half warrant. Our units commenced trading on NASDAQ on November 18, 2016. The Class A common shares and warrants comprising the units began trading separately from our units on January 9, 2017, the 52nd day following the date of the IPO. Upon separate trading, holders have the option to continue to hold units or separate their units into the component securities. Holders must have their brokers contact our transfer agent in order to separate the units into Class A common shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade warrants.

Common Shares
Prior to our initial business combination, only holders of our founder shares will have the right to vote on the election of directors. Holders of our public shares will not be entitled to vote on the election of directors during such time. These provisions of our amended and restated articles of incorporation may only be amended with the approval of at least 90% of our common shares voting in a general meeting. With respect to any other matter submitted to a vote of our shareholders, including any vote in connection with our initial business combination, except as required by law, holders of our founder shares and holders of our public shares will vote together as a single class.
Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. In connection with any vote required for our initial business combination, our sponsor has agreed to vote all of the common shares owned by it prior to the completion of the IPO with respect to our initial business combination. Our executive officers, directors and sponsor also have agreed that if they acquire common shares (including Class A common shares included in units so acquired) in or following the completion of the IPO they will vote all such acquired shares in favor of our initial business combination.
Our amended and restated articles of incorporation provide that we have 24 months from the closing of the IPO to complete our initial business combination. If we are unable to complete our initial business combination within such period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the above-specified time period.
Our sponsor has entered into an agreement with us, pursuant to which they have agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within 24 months from the closing of the IPO. However, if our sponsor or management team acquire public shares in or after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame.
The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event we do not complete our initial business combination within 24 months from the closing of the IPO and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.
Our sponsor, executive officers and directors have agreed that they will not propose any amendment to our amended and restated articles of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of the IPO unless we provide our public shareholders with the opportunity to redeem their Class A common shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, subject to the limitations described elsewhere herein. For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we may seek shareholder approval of such proposal and, in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment.
Our Class A common shares have no conversion, preemptive, or other subscription rights and there are no sinking fund or redemption provisions applicable to the common shares, except that public shareholders, other than our sponsor and members of our management team, have the right to have their common shares redeemed in connection with the initial business combination. Public shareholders who redeem their common shares in connection with the initial business combination will still have the right to exercise the warrants that they received as part of the units.
Our amended and restated articles of incorporation provides that before our initial business combination, we may not issue additional stock that participates in any manner in the proceeds of the trust account, or that votes as a class with the common shares sold in the IPO on a business combination.

Preferred Shares
Our amended and restated articles of incorporation authorize the issuance of up to 50,000,000 shares, par value $0.0001 per share, of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock have been or are being issued or registered in the IPO. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of common shares. We may issue some or all of the preferred stock to consummate a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. However, our amended and restated articles of incorporation prohibits us from issuing preferred stock that participates in any manner in the proceeds of the trust account or which votes as a class with the common shares on our initial business combination, but we may issue preferred stock in connection with the consummation of our initial business combination. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.
Warrants
Public Warrants
Each full warrant entitles the holder to purchase one Class A common share at a price of $11.50 per share, subject to adjustment as discussed below, at any time, unless the warrants have previously expired, commencing on the later of:
•	30 days after the consummation of the initial business combination; and
•
12 months from the closing of the IPO; provided that, during the period in which the warrants are exercisable, a registration statement under the Securities Act covering the Class A common shares issuable upon exercise of the warrants is effective and a current prospectus relating to the Class A common shares issuable upon the exercise of the warrants is available.

We have agreed to use our best efforts to have an effective registration statement covering our Class A common shares reserved for issuance upon exercise of the warrants from the date the warrants become exercisable and to maintain a current prospectus relating to those Class A common shares until the warrants expire or are redeemed by us.
The warrants will expire at 5:00 p.m., New York City time, five years after the completion of our initial business combination or, if an effective registration statement covering the Class A common shares issuable upon exercise of the warrants is not then effective and a prospectus relating to such Class A common shares is not then available, upon such registration statement being effective and such prospectus being available for five consecutive business days, or in either case, earlier upon redemption or liquidation or, in either case, earlier upon redemption or liquidation by us. If we elect to redeem the warrants, we will have the option to require all holders who elect to exercise their warrants prior to redemption to do so on a cashless basis. We may redeem the warrants (except as described herein with respect to the private placement warrants) at any time after the warrants become exercisable:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days' prior written notice of redemption to each warrant holder; and
•
only if (x) the closing price of our Class A common shares on NASDAQ, or any other national securities exchange on which our Class A common shares may be traded, equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending three business days before we send the notice of redemption to warrant holders, (y) a registration statement under the Securities Act covering Class A common shares issuable upon exercise of the warrants is effective and remains effective from the date on which we send a redemption notice to and including the redemption date and (z) a current prospectus relating to the Class A common shares issuable upon exercise of the warrants is available from the date on which we send a redemption notice to and including the redemption date.

We established this last criterion to provide warrant holders with the opportunity to realize a premium to the warrant exercise price prior to the redemption of their warrants, as well as to provide them with a degree of liquidity to cushion the market reaction, if any, to our election to redeem the warrants. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder will then be entitled to exercise his, her or its warrants prior to the scheduled redemption date. There can be no assurance that the price of our Class A common shares will not fall below the $18.00 per share trigger price or the $11.50 per share warrant exercise price after the redemption notice is delivered. We do not need the consent of the underwriters or our shareholders to redeem the outstanding warrants.

If we call the warrants for redemption, our management will have the option to require all holders that elect to exercise such warrants to do so on a "cashless basis," provided that such cashless exercise is permitted under the laws of our corporate jurisdiction. In such event, each holder would pay the exercise price by surrendering the warrants and would receive on exercise that number of Class A common shares equal to the quotient obtained by dividing (x) the product of the number of common shares underlying the warrants being surrendered, multiplied by the difference between the exercise price of the warrants and the "fair market value" by (y) the fair market value and then would receive Class A common shares underlying the non-surrendered warrants. The "fair market value" shall mean the average reported closing price of our Class A common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Such warrants may not be settled on a cashless basis unless they have been called for redemption and we have required all such warrants to be settled on a cashless basis.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. We have been advised by our Belgian legal counsel that the cashless exercise of warrants is impermissible under Belgian law, and accordingly, should we effect such transfer of corporate domicile, warrant holders will be unable to exercise their warrants on a cashless basis and, therefore, absent an exemption from registration, will be unable to exercise their warrants without an effective registration statement.
The right to exercise the warrants will be forfeited unless they are exercised before the redemption date specified in the notice of redemption. From and after the redemption date, the record holder of a warrant will have no further rights except to receive, upon surrender of the warrants, the redemption price.
The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, which is attached to this annual report as Exhibit 4.2.
The exercise price and number of Class A common shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation.
If the number of outstanding Class A common shares is increased by a capitalization or share dividend payable in Class A common shares, or by a split-up of Class A common shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Class A common shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Class A common shares. A rights offering to holders of Class A common shares entitling holders to purchase Class A common shares at a price less than the fair market value will be deemed a capitalization of a number of Class A common shares equal to the product of (i) the number of Class A common shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common shares, in determining the price payable for Class A common shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common shares on account of such Class A common shares (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common shares in connection with a shareholder vote to amend our amended and restated articles of incorporation to modify the substance or timing of our obligation to redeem 100% of our Class A common shares if we do not complete our initial business combination within 24 months from the closing of the IPO, (e) as a result of the repurchase of Class A common shares by us if a proposed business combination is presented to our shareholders for approval or (f) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.
If the number of outstanding Class A common shares is decreased by a consolidation, combination, reverse share split or redesignation of Class A common shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, redesignation or similar event, the number of Class A common shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A common shares.

Whenever the number of Class A common shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A common shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A common shares so purchasable immediately thereafter.
In case of any redesignation or reorganization of the outstanding Class A common shares (other than those described above or that solely affects the par value of such Class A common shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any redesignation or reorganization of our outstanding Class A common shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our Class A common shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such redesignation, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if the holders of our Class A common shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by the holders of Class A common shares in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such shareholders (other than a tender, exchange or redemption offer made by us in connection with redemption rights held by our shareholders as provided for in our amended and restated articles of incorporation or as a result of the redemption of Class A common shares by us if a proposed initial business combination is presented to our shareholders for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Class A common shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common shares in such a transaction is payable in the form of capital stock or shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following the public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied (except in the event we have required cashless exercise of the warrants in connection with a redemption) by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common shares and any voting rights until they exercise their warrants and receive Class A common shares. After the issuance of Class A common shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No warrants will be exercisable unless at the time of exercise a registration statement relating to Class A common shares issuable upon exercise of the warrants is effective and a prospectus relating to Class A common shares issuable upon exercise of the warrants is available and the Class A common shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Holders of the warrants are not entitled to net cash settlement and the warrants may only be settled by delivery of shares of our Class A common shares and not cash. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our commercially reasonable efforts to maintain an effective registration statement and to make available a current prospectus relating to Class A common shares issuable upon exercise of the warrants until the expiration or earlier redemption of the warrants. However, we cannot assure you that we will be able to do so. We have no obligation to settle the warrants or otherwise permit the warrants to be exercised in the absence of an effective registration statement or a currently available prospectus. The warrants may never become exercisable if we fail to comply with these registration requirements. The warrants may be deprived of any value and the market for the warrants may be limited if holders are prohibited from exercising warrants because an effective registration statement and the prospectus relating to the Class A common shares issuable upon the exercise of the warrants is not currently available or if the Class A common shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside and we will not be required to cash settle any such warrant exercise. Warrants included in the units sold in the IPO will not be exercisable at the option of the holder on a cashless basis, provided that in connection with a call for redemption of the warrants, we may require all holders who wish to exercise their warrants to do so on a cashless basis. The private placement warrants will not be exercisable at any time unless a registration statement is effective and a prospectus is available. We have not registered the Class A common shares issuable upon exercise of the warrants at this time. However, we have agreed that, as soon as practicable, but in no event later than 30 days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the Class A common shares issuable upon exercise of the warrants. After the filing of such registration statement, we will use our best efforts to cause the effectiveness thereof as soon as reasonably practicable and to maintain a current prospectus relating to those Class A common shares until the warrants expire or are redeemed, as specified in the warrant agreement. See "Risk Factors—Risks Associated with the Company and the Offering—We have not registered the Class A common shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless."

Private Placement Warrants
Our sponsor purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in private placement transactions that occurred in connection with our IPO. Pursuant to the underwriters' partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to the sponsor. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share.
The private placement warrants are identical to the warrants included in the units sold in the IPO, except that:
•
the private placement warrants will be exercisable at the option of the holder on a cashless basis so long as they are held by the original purchaser or its permitted transferees and such cashless exercise is permitted under the laws of our corporate jurisdiction;

•	the private placement warrants will not be redeemable by us; and
•
the private placement warrants (including the Class A common shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination.

If a holder of the private placement warrants elects to exercise them on a cashless basis, that holder would pay the exercise price by surrendering his, her or its warrants for that number of Class A common shares equal to the quotient obtained by dividing (x) the product of the number of Class A common shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" by (y) the fair market value. The "fair market value" shall mean the average reported closing price of the Class A common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. The reason that we have agreed that the private placement warrants will be exercisable on a cashless basis so long as they are held by the original purchaser and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A common shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise the private placement warrants on a cashless basis is appropriate. We would not receive any proceeds to the extent the warrants are exercised on a cashless basis.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
Our amended and restated articles of incorporation require our board of directors to consist of at least one member.  Our board of directors currently consists of six members.  Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors. Directors are elected annually on a staggered basis, with the term of office of one or another of the three classes expiring each year. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our initial Class I directors will expire at our 2017 annual meeting of shareholders, our first annual meeting of shareholders following the effectiveness of our Amended and Restated Articles of Incorporation. The term of our Class II directors will expire at our 2018 annual meeting of shareholders. The term of our Class III directors will expire at our 2019 annual meeting of shareholders.
Shareholder meetings
Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors.  The meetings may be held in or outside of the Marshall Islands.  Special meetings may be called at any time by a majority of our board of directors or our Chief Executive Officer.  Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.  One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' rights of appraisal and payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares.  In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting shareholder must follow the procedures set forth in the BCA to receive payment.  In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders' derivative actions
The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors' fiduciary duties. Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. Our amended and restated articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law, and further, that we may advance expenses incurred while defending a civil or criminal proceeding. The foregoing obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our officers and directors, which we may be unable to recoup.
Our amended and restated bylaws further permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Marshall Islands law would permit indemnification. We expect to purchase a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.
These provisions and resultant costs may discourage us and our shareholders from bringing a lawsuit against our officers and directors for breaches of their fiduciary duties, and may similarly reduce the likelihood of derivative litigation by our shareholders against our officers and directors even though such actions, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover effect of certain provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank check preferred stock
Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred stock.  Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.

Election and removal of directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors.  Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.  Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than 70% of the outstanding shares of our capital stock entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited actions by shareholders
Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.  Our amended and restated articles of incorporation and our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors or the Chief Executive Officer may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.  Accordingly, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance notice requirements for shareholder proposals and director nominations
Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders.  Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified Board of Directors
As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our board of directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.
Listing

                 Our units, Class A common shares and warrants are listing for trading on NASDAQ under the symbols "HUNTU", "HUNT" and "HUNTW", respectively.
Transfer Agent
The registrar and transfer agent for securities and the warrant agent for our warrants is Continental Stock Transfer & Trust Company.
C.          Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the period from our inception to the date of this annual report. Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business since our inception other than those described in "Item 4. Information on the Company" and in "Item 7. Major Shareholders and Related Party Transactions" or elsewhere in this annual report, which are incorporated herein by reference.
D.          Exchange Controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.          Taxation
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, our Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to us and our shareholders. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
Belgium Tax Considerations
Transfer of corporate domicile to Belgium
In the opinion of Argo Law, our Belgian counsel, if we decide to transfer our corporate domicile to Belgium, such transfer should not give rise to any Belgian tax consequences for our shareholders since such immigration should take place with legal and accounting continuity. We have received a tax ruling from the Belgian Ruling Commission which confirms that the  transfer shall not give rise to any Belgian tax consequences for our shareholders.
Belgian tonnage tax regime
As a Belgian tax resident, we will be subject to the Belgian corporate income tax regime entailing that our accounting profit, as determined in accordance with Belgian GAAP and as adjusted for tax purposes, is taxed, in principle, at the ordinary rate of 33.99%.
Belgian tax law provides, however, for a tonnage tax regime which application should be requested for and which applies to the income resulting from the exploitation of vessels. We expect to request the application of the Belgian tonnage tax regime.
Such application entails that our taxable basis will be determined nominally on the basis of the tonnage of the vessels we operate. This tonnage tax regime therefore replaces all factors that are normally taken into account in traditional tax calculations such as accounting profit or losses, operating expenses, depreciation, gains and the offsetting of previous loss carry forwards.
If our application is declared eligible by the Federal Finance Department, the tonnage regime will apply for a ten-year period. After this ten-year period has elapsed, the tonnage tax regime may be renewed for an additional ten-year period.
We cannot assure you that the Belgian Federal Finance Department will approve our request. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.
Other Belgian Tax Considerations
In the opinion of Argo Law, our Belgian counsel, the following is a summary of the material Belgian federal income tax consequences of the acquisition, ownership and disposal of our Class A common shares by an investor once we have transferred our corporate domicile to Belgium. This summary therefore does not discuss the tax implications for Belgian investors as long as our corporate domicile remains in the Marshall Islands.
The summary is based on laws, treaties and regulatory interpretations in effect in Belgium as of the date of this annual report, all of which are subject to change, including changes that could have retroactive effect. The Belgian federal government has announced possible corporate income tax reform (which may impact the taxation of Belgian resident companies and non-resident companies). As a result of changes in law or practice, the realized tax consequences may be different from what is stated below.
Furthermore, this summary does not purport to address all tax consequences of the ownership and disposal of shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to Belgian tax residents who hold shares through a fixed basis or a permanent establishment situated outside Belgium.

A Belgian resident is (i) an individual subject to Belgian personal income tax (for example, an individual who has his domicile in Belgium or has the seat of his estate in Belgium, or a person assimilated to a Belgian resident); (ii) a company subject to Belgian corporate income tax (for example, a company that has its registered office, its main establishment or its place of management in Belgium); (iii) an organization for financing pensions, or an OFP, subject to Belgian corporate income tax (for example, a Belgian pension fund incorporated under the form of an OFP); or (iv) a legal entity subject to the Belgian tax on legal entities (for example, a legal entity other than a company subject to the corporate income tax that has its registered office, its main establishment or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of Class A common shares in us.
Dividends
For Belgian income tax purposes, the gross amount of all distributions made by us to our shareholders is generally taxed as dividends, except for the repayment of statutory capital carried out in accordance with the Belgian Companies Code to the extent that the statutory capital qualifies as "fiscal" capital. The fiscal capital includes, in principle, the paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates.
In general, a Belgian withholding tax of (currently) 30% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as a dividend that is subject to a Belgian withholding tax of 30% unless this redemption is carried out on a stock exchange and meets certain conditions. In the event of liquidation of us, a withholding tax of 30% will be levied on any distributed amount exceeding the paid-up fiscal capital.
Belgian tax law provides for certain exemptions from Belgian withholding tax on Belgian source dividends. If there is no exemption applicable under Belgian domestic tax law, the Belgian withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder (see below).
Belgian resident individuals who hold Class A common shares as a private investment do not have to declare the dividend income in their personal income tax return since 30% Belgian withholding tax has been withheld which is the final tax due. If the dividend income would be declared in a shareholder's personal income tax return, it would be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer's overall declared income.
If the dividends are declared in a shareholder's personal income tax return, the Belgian withholding tax paid can be credited against the final personal income tax liability of the shareholder and may also be refunded if it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of, or capital loss on, the shares. This condition is not applicable if the Belgian individual can demonstrate that he has had full ownership of the shares during an uninterrupted period of 12 months prior to the attribution of the dividends.
Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual's personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable if it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed; and (ii) the dividend distribution may not result in a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the individual can demonstrate that he has held the shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.
For Belgian resident companies, the gross dividend income, including the Belgian withholding tax and excluding the foreign withholding tax, if any, must be added to their taxable income, which is, in principle, taxed at the ordinary corporate income tax rate of 33.99%. In certain circumstances lower tax rates may apply.
Belgian resident companies can generally deduct up to 95% of the gross dividend received from the taxable income, or the dividend received deduction, provided that at the time of a dividend payment or attribution: (i) the Belgian resident company held shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (ii) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (iii) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code, or the ITC, are met (together the "Conditions for the application of the dividend received deduction regime").

For qualifying investment companies and for financial institutions and insurance companies, certain of the aforementioned conditions with respect to the dividend received deduction do not apply.
The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.
The Belgian withholding tax may, in principle, be credited against the corporate income tax and is reimbursable if it exceeds the corporate income tax payable with at least EUR 2.50, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership at the time of payment or attribution of the dividends and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the company can demonstrate that it has held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer who was not a resident company or who was not a non-resident company that held the shares through a permanent establishment in Belgium.
No Belgian withholding tax will be due on dividends paid by us to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of our share capital for an uninterrupted period of at least one year and, provided further, that the resident company provides us or our paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding in us for an uninterrupted period of one year. For those companies owning a share participation of at least 10% of our share capital for less than one year, we will levy the withholding tax but, provided the company certifies its resident status and the date on which it acquired the shareholding, we will not transfer it to the Belgian Treasury. The Belgian resident company must also inform us or our paying agent if the one-year period has expired or if its shareholding will drop below 10% of our share capital before the end of the one-year holding period. As soon as the investor owns the share participation of at least 10% of our share capital for one year, it will receive the amount of this temporarily levied withholding tax.
For Belgian pension funds incorporated under the form of an Organization for Financing Pensions, the dividend income is generally tax-exempt. Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
Belgian legal entities will be subject to the Belgian withholding tax on the dividends distributed by us. Under the current Belgian tax rules, the Belgian withholding tax will represent the final tax liability and the dividends should, therefore, not be included in the tax returns of such Belgian legal entities.
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.
If the shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident individual or corporate income tax and is reimbursable if it exceeds the income tax due with at least EUR 2.50 and subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed; and (ii) the dividend distribution may not result in a reduction in value of, or a capital loss on, the shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian establishment.
For non-resident companies whose shares are invested in a fixed base in Belgium or Belgian establishment, the dividend received deduction will apply on the same conditions as for Belgian resident companies. The application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.
Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. No Belgian withholding tax is due on dividends paid by us to a non-resident pension fund: (i) is a legal entity with fiscal residence outside of Belgium; (ii) has corporate purpose that is solely managing and investing funds collected in order to serve legal or complementary pension schemes; (iii) is not engaged in any business or other profit making activity; (iv) is exempt from income taxes in its country of residence; and (v) is not contractually obligated to redistribute dividends to any beneficial owner of such dividends for whom it would manage the shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of shares, that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence and that it has no contractual redistribution obligation. The organization must then forward that certificate to us or the paying agent.

Additionally, dividends distributed to non-resident companies that (i) are either established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty, where that treaty or any other treaty concluded between Belgium and that jurisdiction includes a qualifying exchange of information clause; and (ii) qualify as a parent company, will be exempt from Belgian withholding tax provided that the shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of our share capital and are held or will be held during an uninterrupted period of at least one year. A company qualifies as a parent company if: (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended, or, for companies established in a country with which Belgium has concluded a double tax treaty and where that treaty or any other treaty concluded between Belgium and that country includes a qualifying exchange of information clause, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
In order to benefit from this exemption, the investor must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it satisfies the required conditions. If the investor holds the shares for less than one year, at the time the dividends are paid on or attributed to the shares, we must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which the investor has held the shares, and the investor's commitment to hold the shares for an uninterrupted period of at least one year. The investor must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax will be paid to the investor.
Dividends paid or attributable to non-resident companies by Belgian companies that do not fall within the scope of Article 203 of the ITC will under certain conditions be subject to a reduced 1.6995% withholding tax (5% of 33.99%), provided that the non-resident company (i) is either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; and (ii) has a legal form as listed in Annex I, Part A to Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by the Council Directive of July 8, 2014 (2014/86/EU), or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; and (iii) holds a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of our share capital but with an acquisition value of at least EUR 2,500,000; (iv) has held or will hold this share participation in full legal ownership during an uninterrupted period of at least one year; and (v) is subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary tax regime.
The reduced 1.6995% withholding tax is only applied to the extent that the Belgian withholding tax cannot be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it meets the conditions mentioned under (ii) to (v) in the immediately preceding paragraph, and indicating to which extent the withholding tax is, in principle, creditable or reimbursable on the basis of the relevant laws as applicable on December 31 of the year preceding the year during which the dividend is paid or attributed. The certificate must also contain the full name, legal form, address and, if applicable, the fiscal identification number of the non-resident company.
If there is no exemption applicable under Belgian domestic tax law, the Belgian dividend withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related to the size of the shareholding and certain identification formalities.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.—Belgium Treaty. The U.S.—Belgium Treaty generally reduces the applicability of Belgian withholding tax on dividends to 15%, 5% or 0% of the gross amount of the dividends paid to U.S. taxpayers, provided that the U.S. taxpayer meets certain limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which owns directly at least 10% of our voting stock. A 0% Belgian withholding tax applies when the shareholder is a company which has owned directly at least 10% of our share capital for a 12-month period ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. A 15% Belgian withholding tax generally applies in all other cases. All U.S. holders are urged to consult their tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions imposed by the U.S.—Belgium Treaty.

Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.
Capital gains and losses
Belgian resident individuals acquiring the shares as a private investment should in general not be subject to Belgian capital gains tax on the disposal of the shares and capital losses are not tax deductible.
Capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual's private estate. Capital losses incurred in such transactions are generally not tax deductible.
Capital gains realized by Belgian resident individuals on the disposal of the shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (generally, a shareholding of more than 25%). This capital gains tax does, in principal, not apply if the shares are transferred to the above-mentioned persons provided that they are established in the European Economic Area or, EEA.
Belgian resident individuals who hold shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharges on any capital gains realized upon the disposal of the shares. If the shares were held for at least five years prior to such disposal, the capital gains tax would, however, be levied at a reduced rate of 16.5% (plus local surcharges). Losses on shares incurred by such an investor are tax deductible.
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the conditions relating to the taxation of the underlying distributed income in the framework of the dividend received deduction, as described in Article 203 of the ITC, are satisfied, and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year, except for companies which do not qualify as a small-and-medium sized company as any realized capital gain will be taxed at 0.412%.
If the holding condition mentioned under (ii) is not met (but the condition relating to the taxation of the underlying distributed income mentioned under (i) is met, then the capital gain will be taxable at a separate corporate income tax rate of 25.75%. If the condition mentioned under (i) would not be met, the capital gains realized will be taxable at the ordinary corporate income tax rate of principally 33.99%.
Capital losses on shares are, in principle, not tax deductible. However, shares held in the trading portfolios of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. In general, the capital gains on such shares are taxable at the corporate income tax rate of 33.99% and capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.
Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, and capital losses are not tax deductible.
Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, except in the case of the transfer of a substantial shareholding to an entity established outside the EEA (see regarding Belgian resident individuals above).
Capital losses on shares incurred by Belgian resident legal entities are not tax deductible.
Capital gains realized on the shares by a Belgian non-resident individual that has not acquired the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment are generally not subject to taxation, unless the gain is deemed to be realized outside the scope of the normal management of the individual's private estate and the capital gain is obtained or received in Belgium. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on capital gains realized by residents of those countries. Capital losses are principally not tax deductible.

Capital gains will be taxable at the ordinary progressive income tax rates and capital losses will be tax deductible, if those gains or losses are realized on shares by a non-resident individual that holds shares in connection with a business conducted in Belgium through a fixed base in Belgium.
Capital gains realized by non-resident individuals on the transfer of a substantial shareholding to an entity established outside the EEA are generally subject to the same regime as Belgian resident individuals. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries. Capital losses are generally not tax deductible.
Capital gains realized on the shares by non-resident companies or non-resident entities that have not acquired the shares in connection with a business conducted in Belgium through a Belgian permanent establishment are generally not subject to taxation and losses are not tax deductible.
Capital gains realized by non-resident companies or other non-resident entities that hold the shares in connection with a business conducted in Belgium through a Belgian permanent establishment are generally subject to the same regime as Belgian resident companies.
Belgian Tax on Stock Exchange Transactions
A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of existing shares through a professional intermediary established in Belgium on the secondary market, or "secondary market transactions." The tax is due by both the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of currently EUR 1,600 per transaction and per party. Such tax is also due for transactions for which the order is directly or indirectly given by an individual with habitual abode in Belgium, or by a legal entity on account of its Belgian seat or establishment, to an intermediary established outside Belgium. In such case, this individual or legal entity should declare and pay the tax on stock exchange transactions due, unless it can be proven that it was already paid.
Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, shares in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status, except in case they have their habitual abode in Belgium (individual) or their seat or establishment in Belgium (legal entity).
In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account. (v) non-residents acting for their own account (upon delivery of a certificate of non-residency in Belgium), except in case they have their habitual abode or seat or establishment in Belgium or (vi) regulated real estate companies acting for their own account.
Financial Transaction Tax
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax, or the FTT. Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia, and Spain (together, the "Participating Member States") are seeking a compromise under "enhanced cooperation" rules, which require consensus from at least nine EU Member States.
The Draft Directive currently stipulates that once the FTT becomes effective, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT becomes effective.
However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the project. In June 2016, the Participating Member States declared that they would continue their efforts in the second half of the year.
Prospective investors should consult their own professional advisors in relation to the FTT.

United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us based on our proposed activities and to our U.S. holders and non-U.S. holders, each as defined below, of the ownership and disposition of our common shares and units and of certain aspects of the ownership, exercise or disposition of our warrants. The discussion of our common shares applies to both the Class A common shares and the Class B common shares, except to the extent that we limit certain portions of the discussion to just the Class A common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, which we refer to as the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our proposed business as described herein and assumes that we conduct our proposed business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Hunter Maritime Acquisition Corp. and its subsidiaries on a consolidated basis (and, with respect to the taxation of our Company following an initial business combination, the entity resulting from the initial business combination and its subsidiaries).
U.S. Federal Income Taxation of Our Company
The following are the U.S. federal income tax consequences to us of our proposed activities. The discussion below is based, in part, on the description of our business as described in Item 4. Information on the Company—B. Business Overview—Business Strategy" beginning on page 27 and assumes that our initial business combination and the conduct of our business following the initial business combination will be as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have not made, and do not intend to make, an election to be classified as a partnership for U.S. federal income tax purposes, and as a result, will be treated as a foreign corporation for U.S. federal income tax purposes. In addition, we may complete our initial business combination with another foreign corporation.
If our business is not limited to the acquisition of vessels or companies owning or operating vessels, or if we maintain an office or fixed place of business in the United States or have other contacts with the United States, we may be subject to U.S. federal income taxes on a net basis if we are considered to be engaged in a trade or business in the United States. In such event, we would be subject to U.S. corporate income tax and branch profits tax on our income which is effectively connected with our United States trade or business, or effectively connected income.
The following discussion addresses the U.S. federal income taxation of our operating income if, following our initial business combination, we are treated as a foreign corporation engaged in the international operation of vessels for U.S. federal income tax purposes.
Taxation of Shipping Income: General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as Shipping Income, to the extent that the Shipping Income is derived from sources within the United States. For these purposes, 50% of Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as U.S.-source Shipping Income.
Shipping Income attributable to transportation that both begins and ends in the United States is considered to be entirely from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be entirely from sources within the United States and the following discussion assumes that we will not be so engaged.
Shipping Income attributable to transportation exclusively between non-U.S. ports is considered to be entirely derived from sources outside the United States. Shipping Income derived from sources outside the United States by a foreign corporation that is not subject to U.S. federal income tax will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883 of the Code or the U.S.-Belgium Treaty, we anticipate that our gross U.S.-source Shipping Income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Shipping Income from U.S. Federal Income Taxation
Following our initial business combination and following the completion of the intended transfer of our corporate domicile from the Marshall Islands to Belgium we expect that our proposed business should be exempt from U.S. federal income taxation on U.S.-source Shipping Income under either the U.S.-Belgium Treaty or Section 883 of the Code.
Under the U.S.-Belgium Treaty, our proposed business will be exempt from U.S. federal income tax on U.S.-source Shipping Income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits provision of the U.S.-Belgium Treaty. We expect to satisfy the requirements for exemption under the U.S.-Belgium Treaty. After the initial business combination and completion of the transfer of our corporate domicile to Belgium, we expect to be a Belgian resident for Belgian income tax purposes and we expect to satisfy the publicly traded test of the Limitation on Benefits article of the U.S.-Belgium Treaty.  Our qualification to claim benefits under the U.S.-Belgium Treaty will be determined on an annual basis and there is no assurance that we will be able to so qualify.
Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:
1.	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and
2.	either:
(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the 50% Ownership Test, or

(B)
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the Publicly-Traded Test.

The Marshall Islands, the jurisdiction in which we will be incorporated at the time of the offering and prior to the initial business combination, grants an "equivalent exemption" to United States corporations. Belgium, the jurisdiction in which we intend to be resident for Belgium income tax purposes at the time of the initial business combination or promptly thereafter also grants an "equivalent exemption" to United States corporations. We anticipate that our shipholding subsidiaries will be incorporated in a jurisdiction that provides an "equivalent exemption" to United States corporations. Therefore, we anticipate that we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if the 50% Ownership Test or the Publicly-Traded Test is met. It may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our Class A common shares are "primarily traded" on NASDAQ.
Under the Treasury Regulations, stock of a corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our Class A common shares, which will constitute more than 50% of the total combined voting power and total value of all classes of our stock, will be listed on NASDAQ, we will satisfy the listing requirement.
It is further required that, with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in de minimus quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the foregoing trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the foregoing trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the 5 Percent Override Rule.

For purposes of determining the persons that own 5% or more of our common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
It is possible that our 5% Shareholders may own 50% or more of our common shares. In such a case, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders (as defined by applicable Treasury Regulations) for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of the class of stock for more than half the number of days during the taxable year. These requirements are onerous, and it is uncertain whether we will be able to satisfy them.
For the taxable year ended December 31, 2016, we believe that more than 50% of our common shares were held by 5% Shareholders that were not qualified shareholders. However, we did not have U.S.-source Shipping Income for the 2016 taxable year and therefore we were not subject to U.S. federal income tax for the 2016 taxable year.  It is unclear whether we will be able to satisfy the Publicly-Traded Test for our 2017 taxable year and future taxable years, and we may be subject to U.S. federal income tax if we cannot satisfy either the Publicly-Traded Test under Section 883 or the requirement of the U.S.-Belgium Treaty.
Taxation of Shipping Income in the Absence of Exemption
To the extent the benefits of Section 883 of the Code and the U.S.-Belgium Treaty are unavailable to us following our initial business combination, our U.S.-source Shipping Income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of Section 883 of the Code and the U.S.-Belgium Treaty are unavailable and our U.S.-source Shipping Income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source Shipping Income, net of applicable deductions, would be subject to the U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. corporation. In addition, we may be subject to an additional 30% "branch profits" tax (subject to reduction under the U.S.-Belgium Treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source Shipping Income; and
•
substantially all of our U.S.-source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not anticipate that our proposed business will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected conduct of our proposed business, we do not anticipate that any of our U.S.-source Shipping Income will be treated as "effectively connected" with the conduct of a U.S. trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code or the U.S.-Belgium Treaty, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders
For purposes of this discussion, a "U.S. holder" is a beneficial owner of our units, Class A common shares or warrants that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a "United States person" within the meaning of the Code.

Distributions on our Common Shares
Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on our common shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.
With respect to non-corporate U.S. holders, dividends generally will be taxed at preferential rates only if (i) either (A) our common shares are readily tradable on an established securities market in the United States or (B) we qualify for the benefits of a comprehensive U.S. tax treaty (such as the U.S.-Belgian Treaty); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (iii) the U.S. non-corporate holder has held the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, (iv) the U.S. non-corporate holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, and (v) the U.S. non-corporate holder does not elect to treat such dividend income as "investment income" for purposes of the investment interest expense limitations of Section 163(d)(4)(B) of the Code. There is uncertainty, however, as to whether the conversion rights with respect to the common shares, described above under "Item 4. Information on the Company—B. Business Overview—Effecting our Initial Business Combination—Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination", may prevent a U.S. non-corporate holder from satisfying the applicable holding period requirements with respect to the application of the preferential tax rate to qualified dividend income, since such U.S. non-corporate holder's holding period for such purposes with respect to the common shares may be reduced for any period in which such conversion rights remain in effect. U.S. holders are encouraged to consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our common shares. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary  income to a U.S. holder.
As discussed above under the caption "Belgian Tax Considerations," following the transfer of our corporate domicile to Belgium, our dividends may be subject to Belgian withholding tax. A U.S. holder generally may elect to either deduct his share of any foreign taxes (including any Belgian withholding taxes) paid with respect to our dividends in computing his taxable income for U.S. federal income tax purposes or treat such foreign taxes paid with respect to our dividends as a credit against U.S. federal income taxes, subject to certain limitations. No deduction for foreign taxes may be claimed by an individual U.S. holder who does not itemize deductions. Dividends paid with respect to our common shares will generally be treated as foreign source "passive category income" or, in the case of certain types of U.S. holders, foreign source "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. The rules governing foreign tax credits are complex and each U.S. holder is encouraged to consult its tax advisor regarding the applicability of these rules to the U.S. holder's specific situation.
Sale, Exchange or other Disposition of our Common Shares
Subject to the discussion of the PFIC rules below, a U.S. holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares (which would include a liquidation in the event we do not consummate a business combination within the required timeframe) in an amount equal to the difference between the amount realized by the U.S. holder from such sale, exchange or other and the U.S. holder's tax basis in such shares. A U.S. holder's tax basis in the common shares generally will equal the U.S. holder's acquisition cost  less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. There is uncertainty, however, as to whether the conversion rights with respect to the common shares may prevent a U.S. holder from satisfying the applicable holding period requirements, since such U.S. holder's holding period with respect to the common shares may be treated as not beginning until after such conversion rights are no longer in effect. A U.S. holder's ability to deduct capital losses is subject to certain limitations.

Conversion of Class A Common Shares
Subject to the discussion of the PFIC rules below, in the event that a U.S. holder converts Class A common shares into cash pursuant to the exercise of a conversion right, the transaction will be treated for U.S. federal income tax purposes as a redemption of the Class A common shares. If the conversion qualifies as a sale of Class A common shares by a U.S. holder under Section 302 of the Code, the U.S. holder will be treated as described under "—Sale, Exchange or other Disposition of Class A common shares" above. If the conversion does not qualify as a sale of Class A common shares under the Code, a U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below. Whether the conversion qualifies for sale treatment will depend largely on the total number of Class A common shares treated as held by the U.S holder before and after such conversion (including any Class A common shares constructively owned by the U.S. holder as a result of, among other things, owning warrants). The conversion of Class A common shares generally will be treated as a sale or exchange of the Class A common shares (rather than as a corporate distribution) if the receipt of cash upon the conversion (1) is "substantially disproportionate" with respect to the U.S. holder, (2) results in a "complete termination" of the U.S. holder's interest in us or (3) is "not essentially equivalent to a dividend" with respect to the U.S. holder. These tests are further explained below.
In determining whether any of the foregoing tests is satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such holder, as well as any stock the holder has a right to acquire by exercise of an option, which would generally include Class A common shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately following the conversion of Class A common shares must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately before the conversion and, immediately after the conversion, the U.S. holder must own (actually and/or constructively) less than 50% of the total combined voting power of all classes of stock entitled to vote. In general, there will be a complete termination of a U.S. holder's interest if either (1) all of the shares of our stock actually and constructively owned by the U.S. holder are converted or (2) all of the shares of our stock actually owned by the U.S. holder are converted and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The conversion of the Class A common shares will not be essentially equivalent to a dividend if a U.S. holder's conversion results in a "meaningful reduction" of the U.S. holder's proportionate interest in us. Whether the conversion will result in a meaningful reduction in a U.S. holder's proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction."
If none of the foregoing tests are satisfied, then the conversion generally will be treated as a corporate distribution and the tax effects will be as described above under "—Distributions on our Common Shares." After the application of those rules, any remaining tax basis of the U.S. holder in the converted Class A common shares will be added to the U.S. holder's adjusted tax basis in its remaining Class A common shares, or, if it has none, possibly to the holder's adjusted tax basis in its warrants or in other Class A common shares constructively owned by it.
Persons who actually or constructively own 5% (or, if our stock is not then publicly traded, 1%) or more of our stock (by vote or value) may be subject to special reporting requirements with respect to a conversion of Class A common shares.
Subject to the discussion of the PFIC rules below, if we redeem a U.S. holder's warrants or if we purchase a U.S. holder's warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described below under "—Sale, Disposition, Exercise or Expiration of Warrants."
Tax Considerations of Holding our Warrants
Subject to the discussion of the PFIC rules below, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange (other than by exercise), redemption or other disposition (or, if the warrant is held as part of a unit at the time of the disposition of the unit, the portion of the amount realized on the disposition of the unit that is allocated to the warrant based on the then fair market value of the warrant) and the U.S. holder's tax basis in the warrant (that is, an amount equal to the portion of the purchase price of each unit allocated to the warrant as described above under the section titled "—Allocation of Purchase Price and Classification of Units"). Such capital gain or loss generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. holder has held the warrant for more than one year. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. The deductibility of capital losses recognized by a U.S. holder in a sale of warrants will be subject to certain limitations.

Subject to the discussion of the PFIC rules below, and except with respect to a cashless exercise of warrants (as discussed below), a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant. Class A common shares acquired pursuant to the exercise of a warrant will have a tax basis equal to the U.S. holder's tax basis in the warrant, increased by the exercise price paid to exercise the warrant. The U.S. holder's holding period of such Class A common shares would begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. holder held the warrant.
If the conversion of our warrants is adjusted, U.S. holders may be treated as having received a constructive dividend from us.
Warrant holders cannot make a QEF election if we are PFIC, as discussed below.
Passive Foreign Investment Company Rules
Special U.S. federal income tax rules apply to a U.S. holder that holds stock (which, for this purpose, includes options to acquire stock, and, as a result, would also include our warrants) in a foreign corporation classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. holder if, for any taxable year in which such U.S. holder held our Class A common shares or warrants, either:
•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the "income test"; or

•
at least 50% of the average value of the assets held by the corporation during such taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) produce, or are held for the production of, passive income, which we refer to as the "asset test".

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, following an initial business combination, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business from unrelated persons.
Because we have no current active business, we believe that we satisfied the asset test and the income test for our initial taxable year. However, the PFIC rules contain an exception pursuant to which a foreign corporation will not be treated as a PFIC during its "start-up year." Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income, which we refer to as the "start-up year," if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain and cannot be known until after the close of our 2017 taxable year. In addition, any acquired business (which may be a predecessor corporation of us for purposes of the start-up exception) may be treated as, or may have previously been, a PFIC. Even if we acquire a company with an active trade or business, we may still meet one of the PFIC tests in any taxable year, depending upon the timing of the acquisition and the passive income and assets of the acquired company. Moreover, PFIC status is determined annually and it cannot be determined until the close of the taxable years in question. Based upon the foregoing, because we will not be able to determine whether we have been, are or will be classified as a PFIC until an acquisition (if any) is made and the timing of such acquisition is known, we cannot make any representations regarding our PFIC status. Therefore, no assurances can be given that we will not be a PFIC for either our 2016 taxable year or for any subsequent taxable year and U.S. holders are encouraged to consult their tax advisors in this regard.
In making the determination as to whether we are a PFIC, we currently intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly owned subsidiaries as services income, rather than rental income. Based on such treatment, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, should not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. On the other hand, any income we derive from bareboat chartering vessels will generally be treated as passive income for purposes of the income test. Likewise, any assets used to bareboat charter vessels will generally be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we are treated as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our common shares or warrants and, in the case of our Class A common shares, the U.S. holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) common shares, as described below, such U.S. holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. holder on the sale or other disposition of its common shares or warrants, and (ii) any "excess distribution" made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the common shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder's holding period for the common shares).
Under these rules:
•	the U.S. holder's gain or excess distribution will be allocated ratably over the U.S. holder's holding period for the common shares or warrants;
•
the amount allocated to the U.S. holder's taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder's holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. holder with respect to the tax attributable to each such other taxable year of the U.S. holder.

In general, if we are determined to be a PFIC, a U.S. holder can avoid the PFIC tax consequences described above in respect to our common shares by making a timely and valid QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
A U.S. holder may not make a QEF election with respect to its warrants to acquire our common shares. As a result, if a U.S. holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and we were a PFIC at any time during the U.S. holder's holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. holder that exercises such warrants properly makes a QEF election with respect to the newly acquired common shares (or has previously made a QEF election with respect to our common shares), the QEF election will apply to the newly acquired common shares. Notwithstanding, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired common shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held the warrants), unless the U.S. holder makes a purging election under the PFIC rules. Under the purging election, the U.S. holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders are encouraged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. holder has made a QEF election with respect to our common shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our common shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. holder of our common shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. holder. The tax basis of a U.S. holder's shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. holder will not be subject to the QEF inclusion regime with respect to our common shares for such taxable year.
If we are a PFIC and our common shares constitute "marketable stock," (which we anticipate will be the case), a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder, at the close of the first taxable year in which it holds (or is deemed to hold) our common shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its common shares at the end of such year over its adjusted basis in its Class A common shares. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder's basis in our common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its common shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.
The mark-to-market election is available only for "marketable stock," generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NASDAQ (on which our common shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are encouraged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.
If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. U.S. holders are encouraged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of our common shares and warrants are encouraged to consult their tax advisors concerning the application of the PFIC rules to our common shares and warrants under their particular circumstances.
U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common shares that is not a U.S. holder is referred to herein as a "non-U.S. holder."
Distributions on Common Shares
Dividends (including constructive dividends) paid or deemed paid to a non-U.S. holder in respect of our common shares generally will not be subject to United States federal income tax, unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a non-U.S. holder generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of our Class A common shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Dividends and gains that are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to United States federal income tax at the same regular United States federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for United States federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Conversion of Class A Common Shares
The U.S. federal income tax treatment of the redemption of a non-U.S. holder's Class A common shares pursuant to the exercise of a conversion right will generally correspond to the U.S. federal income tax treatment of such redemption by a U.S. holder, as described under "U.S. Federal Income Taxation of U.S. Holders—Conversion of Class A common shares" above. Therefore, if the redemption qualifies as a sale of Class A common shares by the non-U.S. holder, the tax effects to the non-U.S. holder will be as described under "—Sale, Exchange or Other Disposition of common shares" below. If on the other hand, the redemption is properly treated as a distribution to the non-U.S. holder, the tax effects to the non-U.S. holder will be as described under "—Dividends on common shares" above.
Sale, Exchange or Other Disposition of Common Shares
Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other disposition of our common shares, unless:
•
the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. In general, if the non-U.S. holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.
If the non-U.S. holder is engaged in a United States trade or business for U.S. federal income tax purposes, the income from the common shares or warrants, including dividends and the gain from the sale, exchange or other disposition of the stock or the warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. holders. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A non-U.S. holder generally can eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by timely filing a refund claim with the IRS.
F.          Dividends and Paying Agents
Not applicable.
G.          Statement by Experts
Not applicable.
H.          Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Hunter Maritime Acquisition Corp.
c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road, P.O. Box 3055
Majuro, Marshall Islands MH96960
Tel.: 011-323-247-59-11

I.          Subsidiary Information
Not applicable.
ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The net proceeds of the IPO and the sale of the private placement warrants held in the trust account are invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there is no associated material exposure to interest rate risk.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
For information regarding our use of proceeds from our IPO, please see our report on Form 6-K, furnished to the SEC on November 30, 2016 and our Report on Form 6-K, furnished to the SEC on December 20, 2016.
ITEM 15.          CONTROLS AND PROCEDURES
A.          Disclosure Controls and Procedures.
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
B.          Management's annual report on internal control over financial reporting.
This annual report does not include a report of management's assessment regarding internal controls over financial reporting due to a transition period established by the rules of the SEC for newly public companies and emerging growth companies.
C.          Attestation report of the registered public accounting firm.
This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and emerging growth companies.
D.          Changes in internal control over financial reporting.
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.           RESERVED
ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Thomas Rehder, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that. Mr. Rehder is "independent" under applicable NASDAQ rules and SEC standards.
ITEM 16B.          CODE OF ETHICS
We have adopted a code of ethics applicable to our directors, officers and employees. A copy of our code of ethics has been filed as an exhibit to this annual report. Shareholders may also request a copy of our code of ethics at no cost, by writing to us at c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960 or telephoning us at 011-323-247-59-11.
ITEM 16C.          PRINCIPAL ACCOUNTING FEES AND SERVICES
Our Audit Committee has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the period from our inception to the end of the most recent fiscal year, the aggregate fees billed for professional services rendered by our principal accountant, KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg. CVBA (KPMG), for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
2016
Audit fees (1)	$275,000
Audit related fees	$-
Tax fees	$-
All other fees	$-
Total fees	$275,000
_____________

(1)          "Audit fees" means the aggregate fees billed for an audit of our financial statements. This amount includes $225,000 in connection with the IPO in November 2016.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) or Securities that May Yet be Purchased Under the Plan or Program
November 2016	200,000(1)	$10.00	0	—
_____________

(1) CMB Group purchased 200,000 Units in our IPO, each Unit consisting of one Class A common share and one-half of one warrant.

ITEM 16F.           CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE
Pursuant to an exception available to FPIs, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under NASDAQ listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. The practices we follow in lieu of NASDAQ's corporate governance requirements include:
Independence of Directors. NASDAQ listing standards require, among other things, that a listed U.S. company has a board of directors comprised of a majority of independent directors, as defined in the NASDAQ listing standards and applicable SEC rules. As permitted under Marshall Islands law, our board of directors is comprised of two independent directors and three executive directors. Our independent directors may have meetings at which only independent directors are present.
Audit Committee. NASDAQ listing standards requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent (as defined in Rule 10A-3) members of our board of directors. Pursuant to our audit committee charter, the audit committee is responsible for conferring with our independent registered public accounting firm and will review, evaluate and advise the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. Our audit committee is also responsible for reviewing and approving all payments made to our sponsor, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. In addition, the audit committee will review the scope of the audit of our financial statements and results thereof. Our Audit Committee monitors compliance on a quarterly basis with the terms of the IPO. If any noncompliance is identified, then it is the Audit Committee's responsibility to immediately take all necessary action to rectify such noncompliance or otherwise cause compliance with the terms of the IPO. The approval of the Audit Committee is required for any affiliated party transaction.

Compensation Committee and Nominating/Corporate Governance Committee. As permitted under Marshall Islands law, we do not currently have a compensation committee or nominating or corporate governance committee.As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the nominations process.
Executive Sessions. NASDAQ listing standards require that the board of directors of a U.S. listed company convene regular meetings of independent directors in executive session without management present. As permitted under Marshall Islands law and our amended and restated bylaws, our independent directors may or may not hold executive sessions without management present.
Code of Conduct. NASDAQ listing standards require that a listed U.S. company adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available and which must provide for an enforcement mechanism. Disclosure of any director or officer's waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we do not expect to adopt such guidelines.  We have, however, adopted a Code of Ethics that is applicable to all entities controlled by us and all of our employees, directors and officers, in accordance with Marshall Islands law.
Proxies. As a foreign private issuer, we will not be required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings at least 15 days, but not more than 60 days, before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting.
Shareholder Approval of Securities Issuances. In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors may approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and bylaws, the board of directors may approve certain share issuances.

ITEM 16H.          MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.          FINANCIAL STATEMENTS
See Item 18 Financial Statements
ITEM 18.           FINANCIAL STATEMENTS
The financial statements beginning on page F-1 through F-15 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.
ITEM 19.           EXHIBITS
1.1	Amended and Restated Articles of Incorporation (1)

1.2	Amended and Restated Bylaws (1)

2.1	Specimen Unit Certificate (1)

2.2	Specimen Class A Common Stock Certificate (1)

2.3	Specimen Warrant Certificate (1)

4.1	Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co., LLC, as representatives of the several underwriters (2)

4.2	Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (2)

4.3	Registration Rights Agreement, dated November 18, 2016, by and between the Company and the sponsor (2)

4.4	Letter Agreement, dated November 18, 2016, by and among the Company, the sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (2)

4.5	Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (2)

4.6	Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the sponsor (2)

4.7	Administrative Services Agreement, dated November 18, 2016, by and between the Company and CMB Group, an affiliate of the sponsor (2)

4.8	Form of Indemnity Agreement

4.9	Master Agreement and Memoranda of Agreement related to the proposed Acquisition (3)

11.1	Code of Ethics

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on November 18, 2016.

(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on November 23, 2016.

(3)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 27, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Hunter Maritime Acquisition Corp.
By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Date:  April 27, 2017

HUNTER MARITIME ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS
Page
Audited Financial Statements

HUNTER MARITIME ACQUISITION CORP.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Hunter Maritime Acquisition Corp.

We have audited the accompanying statement of financial position of Hunter Maritime Acquisition Corp. as of December 31, 2016 and the related statements of income, profit or loss and other comprehensive income, changes in equity and cash flows for the period from June 24, 2016 (inception) to December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Maritime Acquisition Corp. as of December 31, 2016 and the results of its operations and its cash flows for the period from June 24, 2016 (inception) to December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises

Herwig Carmans Bedrijfsrevisor / Réviseur d'Entreprises

Hasselt, BELGIUM
April 27, 2017

HUNTER MARITIME ACQUISITION CORP.
STATEMENT OF FINANCIAL POSITION
 December 31, 2016
in USD

ASSETS	Note
NON-CURRENT ASSETS		-
CURRENT ASSETS		153,590,747
Cash and cash equivalents		153,590,747
Cash		1,823,321
Cash and cash equivalents (trust account)	1, 4	151,767,426
TOTAL ASSETS		153,590,747

EQUITY and LIABILITIES
EQUITY		5,000,001
Equity attributable to owners of the Company	-	5,000,001
Share capital	5	470
Additional paid-in capital	5	8,959,926
Retained earnings	5	(3,960,395)
NON-CURRENT LIABILITIES		147,830,224
Common stock subject to possible redemption	5	147,830,224
CURRENT LIABILITIES		760,522
Trade and other payables	-	760,522
TOTAL EQUITY and LIABILITIES		153,590,747

The accompanying notes on pages F-8 through F-15 are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
INCOME STATEMENT
 For the Period from June 24, 2016 (inception) to December 31, 2016 in USD
	Note
General and administrative expenses	6	(397,367)
Profit/(Loss) from operating activities		(397,367)
Finance income	7	31,808
Finance expenses	7	(33,314)
Net finance expense	7	(1,507)
Profit/(Loss) before tax		(398,873)
Income tax expense	9	-
Profit/(Loss) for the period		(398,873)

Attributable to:
Owners of the Company	-	(398,873)
Non-controlling interest	-	-

Earnings per share
Basic earnings per share	8	(0.1052)
Diluted earnings per share	8	(0.1052)

The accompanying notes on pages F-8 through F-15 are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
 For the Period from June 24, 2016 (inception) to December 31, 2016
in USD	Note
Profit/(Loss) for the period		(398,873)
Other comprehensive income
Items that will not be reclassified to profit or loss:
		-
Items that are or may be reclassified subsequently to profit or loss:
		-
Other comprehensive income, net of tax		-
Total comprehensive income		(398,873)

Attributable to:
Owners of the Company		(398,873)
Non-controlling interest		-

The accompanying notes on pages F-8 through F-15 are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
STATEMENT OF CHANGES IN EQUITY
 For the Period from June 24, 2016 (inception) to December 31, 2016
in USD	Note	Share capital	Additional paid-in capital	Retained earnings	Equity attributable to owners of the Company
Balance at June 24, 2016		-	-	-	-
Total comprehensive income
Profit/(Loss)		-	-	(398,873)	(398,873)
Other comprehensive income		-	-	-	-
Total comprehensive income		-	-	(398,873)	(398,873)
Transactions with owners of the Company
Contributions and distributions
Issue of shares	5, 14	470	8,959,926	(3,561,522)	5,398,874
Total contributions and distributions		470	8,959,926	(3,561,522)	5,398,874
Total transactions with owners of the Company		470	8,959,926	(3,561,522)	5,398,874
Balance at December 31, 2016		470	8,959,926	(3,960,395)	5,000,001

The accompanying notes on pages F-8 through F-15 are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
STATEMENT OF CASH FLOWS
 For the Period from June 24, 2016 (inception) to December 31, 2016
in USD	Note
Net cash and cash equivalents at the beginning of the period		-
Profit/(Loss) for the period	-	(398,873)
Net finance expense	-	1,507
Changes in trade and other payables	-	284,496
Income taxes paid during the period	9	-
Interest paid	7	(33,262)
Interest received	7	31,808
Dividends received	-	-
Net cash from/(used in) operating activities		(114,326)
Net cash from/(used in) investing activities		-
Proceeds from issue of share capital	5	25,000
Proceeds from initial public offering (held in trust account)	5	151,731,000
Proceeds from issuance of warrants	5	5,034,620
Transaction costs recognized as a deduction from retained earnings	5	(3,085,495)
Proceeds from loans from related parties	11	150,000
Repayment of loans from related parties	11	(150,000)
Net cash from/(used in) financing activities		153,705,125
Effect of changes in exchange rates	7	(52)
Net cash and cash equivalents at the end of the period		153,590,747

The accompanying notes on pages F-8 through F-15 are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
1. Organization and Business Operations
Incorporation and Business Purpose
Hunter Maritime Acquisition Corp. (the "Company") was incorporated in the Republic of the Marshall Islands on June 24, 2016.  The Company's registered address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.
The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by the Company of vessels) or one or more operating businesses in the international maritime shipping industry, or one or more different sectors that may be unrelated to the shipping industry, that it has not yet identified ("Initial Business Combination").  The Company was only recently established and is as such subject to risks associated with a recently established company.As of December 31, 2016, the Company had not commenced any operations.  The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest.
Financing
On July 11, 2016, Bocimar Hunter NV, the Company's sponsor (the "Sponsor") purchased 4,312,500 Class B Common Shares of the Company (the "Founder Shares") for $25,000, or $0.006 per share.
On November 23, 2016 (the "Closing Date"), the Company closed its initial public offering of 15,000,000 units (the "Units") at $10.00 per Unit, each Unit consisting of one Class A common share of the Company, par value $0.0001 per share (the "Class A Common Shares") and one-half of one warrant (the "Warrants"), each whole Warrant entitling the holder thereof to purchase one Class A Common Share at $11.50 (the "Public Offering").  The Company also granted the underwriters (as defined below) of the Public Offering a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments (the "Over-allotment Option").  The Class A Common Shares sold as part of the Units in the Public Offering are sometimes referred to herein as the "Public Shares."
At the Closing Date, the Sponsor purchased an aggregate of 3,333,333 warrants (the "Private Placement Warrants") at a purchase price of $1.50 per warrant, or $5,000,000 in the aggregate, in a private placement (the "Private Placement").  The Private Placement Warrants are included under the heading Additional paid-in capital on the Statement of Financial Position.
As of the Closing Date, after paying an underwriting fee of $3,000,000 and retaining funds designated for Public Offering expenses and operational use of $2,000,000, the remaining net proceeds of $150,000,000 were deposited in a trust account with Continental Stock Transfer and Trust Company acting as trustee (the "Trust Account") as described below.
On December 16, 2016, the Company completed the sale of an additional 173,100 units (the "Additional Units") of the Company to the underwriters of its Public Offering at the public offering price per unit pursuant to a partial exercise of the Over-allotment Option granted to the underwriters in connection with the Public Offering.  Each unit consists of one Class A common share and one half of one warrant of the Company.  Each whole warrant entitles the holder thereof to purchase one Class A common share for $11.50 per share.  The Company received $1,696,380 in net proceeds from the sale, which included $60,585 in the aggregate payable to the underwriters for deferred underwriting commissions.
In connection with the sale of the Additional Units, the Company completed the private sale of an additional 23,080 warrants (the "Additional Private Placement Warrants") to the Sponsor at a purchase price of $1.50 per Additional Private Placement Warrant, generating gross proceeds to the Company of $34,620.  The Additional Private Placement Warrants are included under the heading Additional paid-in capital on the Statement of Financial Position.
A total of $1,731,000, comprised of the net proceeds of the sale of the Additional Units and the proceeds of the sale of the Additional Private Placement Warrants, was placed in the Trust Account.
The Company has neither engaged in any operations nor generated significant revenue to date.  The Company's only activities between inception and the closing of its Public Offering were organizational activities and those necessary to prepare for and close the Public Offering. Since the consummation of the Public Offering, the Company's activity has been limited to evaluating candidates for its Initial Business Combination.

Fiscal Year End
The Company has selected December 31 as its fiscal year end.
The Trust Account
The Trust Account is a segregated account at KBC Bank located in Belgium into which the net proceeds from the Public Offering and the sale of the Private Placement Warrants were deposited in accordance with an Investment Management Trust Agreement by and among the Company, KBC Bank and Continental Stock Transfer & Trust Company ("Continental") and pursuant to which Continental is acting as trustee. The Trust Account will be invested only in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.  At December 31, 2016, the Trust Account consisted of investments in US Treasury bills.
The Company's amended and restated articles of incorporation provide that, other than the withdrawal of investment earnings earned on the Trust Account to pay taxes or to fund working capital requirements, none of the funds held in the trust account will be released until the earlier of (i) the completion of the Company's Initial Business Combination, (ii) the redemption of the Public Shares if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Public Offering, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the Company's amended and restated articles of incorporation that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if the Company has not consummated an Initial Business Combination within 24 months from the closing of the Public Offering.
Business Combination
The Company's management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward completing the Initial Business Combination.  There is no assurance that the Company will be able to successfully complete the Initial Business Combination.
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares, (i) if the Company is a foreign private issuer ("FPI"), upon the completion of the Initial Business Combination, by means of a tender offer in accordance with the U.S. tender offer rules or, (ii) if the Company is not an FPI, either, (A) in connection with a shareholder meeting called to approve the Initial Business Combination, in conjunction with a proxy solicitation for such meeting pursuant to the U.S. proxy rules or, (B) by means of a tender offer, in each case, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, less taxes payable and any amounts released to the Company to fund working capital requirements.  However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.  In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate business combination.
The Company will only have 24 months from the closing of the Public Offering, being November 23, 2016, to consummate an Initial Business Combination.  If the Company does not complete the Initial Business Combination within this period of time, it shall, (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares for a per-share pro rata portion of the Trust Account, less taxes payable (less up to $100,000 of such net interest to pay dissolution expenses) and, (iii) as promptly as possible following such redemption, subject to the approval of the Company's remaining shareholders and Board of Directors, dissolve and liquidate the balance of the Company's net assets to its remaining shareholders, as part of its plan of dissolution and liquidation, subject to applicable law.  The Sponsor entered into a letter agreement with the Company, pursuant to which it has waived its rights to participate in any redemption with respect to the Founder Shares (as defined below); however, if the Sponsor or any of the Company's officers, directors or affiliates acquire Class A Common Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company's redemption or liquidation in the event the Company does not complete the Initial Business Combination within the required time period.
2. Measurement and Basis of Presentation - Statement of Compliance - Accounting policies
These financial statements have been prepared in accordance with IFRS.  They were authorized for issue by the Company's board of directors on April 26, 2017.
The accompanying financial statements of the Company are presented in U.S. dollars ("USD"), which is the functional and presentation currency, in conformity with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (the "IASB") and pursuant to the rules and regulations of the SEC.  All financial data presented in USD has been rounded to the nearest unit except for per share data.

Accounting policies with respect to the statement of financial position, the income statement, the statement of profit or loss and other comprehensive income and the statement of cash flows and any disclosures thereto have been disclosed in the notes to the financial statements.
3. Use of Estimates and Assumptions
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position.  Actual results could differ from those estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to estimates are recognized prospectively.
The Public Shares that are subject to possible redemption have been classified as a non-current liability, in consideration of the following:
-	The Company cannot prevent a future cash outflow.
-	The Public Shares are not the most subordinate, since the Founder Shares are non-redeemable (and thus more subordinate).
-	In case of redemption, the Public Shares only have right to their pro-rata share in the Trust Account and not on all net assets of the Company.
The Public Shares subject to possible redemption will only convert into equity following the completion of an Initial Business Combination for which the Company has a period of 24 months to complete.
4. Cash and cash equivalents (Trust account)
Cash and cash equivalents (Trust Account) includes an amount of $151,767,426 that is being held in the Trust Account (see also Note 1) and is detailed as follows:
in USD

Cash	4,933
Held-to-maturity investments	151,762,493
Total	151,767,426

The Held-to-maturity investments represent the fair value at December 31, 2016, of 151,884,000 units of US Treasury bills that will mature on February 23, 2017.  The US Treasury bills have been measured initially and subsequently on basis of a Level 1 valuation technique, using  the quoted price of the units (see also Note 12).
5. Equity and non-current liabilities
Common Stock
The Company is authorized to issue up to 500,000,000 shares of common stock, consisting of (i) 400,000,000 Class A Shares and (ii) 100,000,000 shares of Class B common stock, par value $0.0001 per share (the "Class B Shares").  At December 31, 2016, there were issued and outstanding 15,173,100 Class A Shares and 4,312,500 Class B Shares (see also Note 11).
The Class B Shares will automatically convert into Class A Shares on the first business day following the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustment pursuant to the Company's Amended and Restated Articles of Incorporation.
At December 31, 2016, 14,783,022 shares were subject to redemption in connection with the Initial Business Combination (at an anticipated redemption value of $10.00 per share).  A total amount of $147,830,224 has been accounted for as a non-current liability (see also Note 3).
Our articles of incorporation do not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination

Preferred Stock
The Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Shares"), with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  At December 31, 2016, there were no Preferred Shares issued and outstanding.
Transaction Costs
Following transaction costs have been recognized as a deduction from retained earnings:
in USD

Fees	6,193
Offering expenses	3,555,329
Total fees and expenses	3,561,522

Offering expenses comprise all expenses related to the initial public offering of 15,000,000 shares in the Company and the sale of 173,100 shares following the partial exercise of the Over-allotment Option, and include amongst others $3,034,620 of upfront underwriting fees (see also Note 14).
6. General and administrative expenses
The General and administrative expenses mainly represent expenses for the audit of the financial statements of Hunter Maritime Acquisition Corp. and fees related to the registration and listing of the Company's shares which cannot be recognized as a deduction from retained earnings.
in USD

Audit fees	225,000
Registration and listing fees	88,364
Other fees	7,937
Other expenses	76,066
Total fees and expenses	397,367

Other expenses include $15,000 of expenses charged by Belgische Scheepvaartmaatschappij - Compagnie Maritime Belge ("CMB"), the Sponsor's ultimate parent, under the Administrative Services Agreement (see also Note 11) and an amount of $49,694 of Directors and Officers Liability Insurance ("D&O") and Securities Offering Liability Insurance.
7. Net finance expense
in USD

Interest income on held-to-maturity investments	31,808
Foreign exchange gain	-
Finance income	31,808
Interest expense on financial liabilities	139
Other finance expenses	33,124
Foreign exchange loss	52
Finance expenses	33,315
Net finance expense recognized in profit or loss	1,507

Interest expense on financial liabilities consists of the interest paid on the loan from the Sponsor (see also Note 11).  Other finance expenses mainly consist of bank charges related to held-to-maturity investments.

8. Earnings per share
Basic earnings per share
The calculation of basic earnings per share has been based on the following Profit/(Loss) attributable to owners of the Company and weighted-average number of common shares outstanding during the period.
Profit/(Loss) for the period attributable to owners of the Company	(398,873)
Weighted-average number of common shares at December 31, 2016	3,793,275

Diluted earnings per share
The calculation of diluted earnings per share has been based on the following Profit/(Loss) attributable to owners of the Company shareholders and weighted-average number of common shares outstanding during the period after adjustment for the effects of dilutive potential common shares.
Profit/(Loss) for the period attributable to owners of the Company	(398,873)
Weighted-average number of common shares (diluted) at December 31, 2016	3,793,275

At December 31, 2016, 3,356,413 Private Placement Warrants were excluded from the calculation of the diluted weighted-average number of common shares, because their effect would have been anti-dilutive.
The above calculations of Basic and Diluted Earnings per Share do not take into account the 15,000,000 Units sold in the Public Offering and the 173,100 Units sold pursuant to the partial exercise of the Over-allotment Option, these will only have an effect following the completion of the Initial Business Combination.  Neither do the above calculations take into account any further impact of the Over-allotment Option.
The above calculations of Basic and Diluted Earnings per Share do take into account the forfeiture of 519,225 class B Common Shares (which are the Founder Shares) (see also Note 16).
9. Income Taxes
The Company is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, is not subject to Marshall Islands' income tax.  Dividends paid by the Company are not subject to any withholding tax under the laws of the Marshall Islands.  As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise.  Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions.  The Company does not expect to be subject to direct taxation based on net income in the United States as long as it is not engaged in a trade or business in the United States for U.S. federal income tax purposes.  However, if the Company operates one or more vessels that carry cargo or passengers to or from the United States, the Company may become subject to U.S. federal income tax on its gross U.S.-source shipping income at a rate of four percent unless it qualifies for an exemption from such tax.  The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.
The Company recognizes uncertain tax positions, if any, in the financial statements based on the guidance in IAS 12.  Interest and penalties related to uncertain tax positions are recognized based on the guidance in IAS 12 as well.
10. Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk currently consist of cash accounts in a financial institution only.  The Company has not experienced losses on these accounts and management is of the opinion that the Company is not exposed to significant risks on such accounts.
The proceeds held in the Trust Account do not carry a credit risk as these proceeds can be invested only in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act (see also Note 1).

11. Related Party Transactions
Founder Shares
On July 11, 2016, the Sponsor purchased 4,312,500 Class B Common Shares of the Company (which are the Founder Shares) for $25,000, or $0.006 per share.  The Founder Shares are identical to the Public Shares included in the Units sold in the Public Offering except that, (i) only holders of the Founder Shares will be entitled to vote on the election of directors prior to the Company's initial Business Combination and, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below.  The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the Over-allotment Option was not exercised in full by the underwriters so that the Sponsor will own 20% of the Company's issued and outstanding common shares after the Public Offering. On January 3, 2017, our Sponsor forfeited 519,225 Class B Common Shares pursuant to the partial exercise on December 16, 2016 of the underwriters' Over-allotment Option.
The Sponsor has agreed not to transfer, assign or sell any of their Founder Shares until the earlier of, (i) one year after the completion of the Company's Initial Business Combination, or earlier if, subsequent to the Company's Initial Business Combination, the last sale price of the Company's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company's Initial Business Combination or, (ii) the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's shareholders having the right to exchange their Class A Common Shares for cash, securities, or other property.
Private Placement Warrants
Upon the closing of the Public Offering on November 23, 2016, the Sponsor purchased from the Company an aggregate of 3,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant (an aggregate purchase price of $5,000,000).  On December 16, 2016,  following the partial exercise of the Over-allotment Option the Sponsor purchased a further 23,080 Additional Private Placement Warrants at a price of $1.50 per Private Placement Warrant (an aggregate purchase price of $34,620).  A portion of the proceeds from the sale of the Private Placement Warrants and the full proceeds from the sale of the Additional Private Placement Warrants were placed into the Trust Account.  The Sponsor has agreed to purchase a total of up to 300,000 Private Placement Warrants if the underwriters' Over-allotment Option would be exercised in full.
The Private Placement Warrants (including the Class A Common Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Initial Business Combination and they are non-redeemable and exercisable on a cashless basis, provided that such cashless exercise is permitted under the laws of the Company's corporate jurisdiction, so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees, subject to certain exceptions.  If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units sold in the Public Offering.  Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions.
If the Company does not complete the Initial Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants issued to the Sponsor will expire worthless.
Units purchased in the Public Offering
CMB purchased 200,000 Units in the Public Offering at the public offering price, for an aggregate purchase price of $2,000,000.
Registration Rights
The holders of the Founder Shares and Private Placement Warrants (and any Class A Common Shares issuable upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to a registration rights agreement executed on November 18, 2016.  The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities.  In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of the Company's Initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.  However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, one year after the date of the consummation of the Company's Initial Business Combination or earlier if, subsequent to the Company's Initial Business Combination, (a) the last sale price of the Company's Class A Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company's Initial Business Combination or (b) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Class A Common Shares for cash, securities or other property and (ii) in the case of the Private Placement Warrants and the respective Class A Common Shares underlying such warrants, 30 days after the completion of the Company's Initial Business Combination.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Loans
Pursuant to an unsecured promissory note (the "Note") dated November 14, 2016, the Sponsor agreed to loan the Company up to an aggregate of $250,000 to cover expenses related to the Public Offering.  The Company borrowed $150,000 under the Note in connection with the Public Offering.  The Note was interest bearing at a rate per annum equal to LIBOR plus 0.60% and was paid in full on November 25, 2016.  A total of $139 was charged as interest on the Note.
Administrative Services Agreement
The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB.  Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of an initial Business Combination or the liquidation of the Company.  As per December 31, 2016, $15,000 has been expensed by the Company for services rendered by CMB for the period from November 18 through December 31, 2016.
12. Measurement of fair values
A number of the Company's accounting policies and disclosures require the measurement of fair values.
If third party information is used to measure fair values, the evidence obtained from third parties is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.  When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible.
Fair values are classified into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques that use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.  The Company measures transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
13. Fair values of cash and cash equivalents and current and non-current receivables and liabilities
The fair values of cash and cash equivalents and the current receivables and liabilities approximate their book values due to their short-term nature.  The fair values of the non-current financial liabilities also approximate their book values due to the fact that their terms and conditions approximate current market conditions.
14. Commitments and Contingencies
The Company granted the underwriters a 45-day option to purchase up to 2,250,000 additional Units to cover any over-allotments, at the initial public offering price less the underwriting discounts and commissions.  On December 16, 2016, the underwriters partially exercised the Over-allotment Option and purchased an additional 173,100 Units.  The Warrants issued in connection with over-allotment units are identical to the public warrants and have no net cash settlement provisions.
The Company paid an underwriting fee of $3,034,620, equal to a 2.00% underwriting fee on the per Unit offering price, to the underwriters based on a sale of 15,000,000 Units, at the closing of the Public Offering and 173,100 Units following the partial exercise of the Over-allotment Option.  The Company will pay an additional fee of $5,310,585, equal to a 3.50% underwriting fee on the per Unit offering price, to underwriters upon the Company's completion of the Initial Business Combination (the "Deferred Fee").  The Deferred Fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes the Initial Business Combination.  If the Company fails to complete its Initial Business Combination within 24 months from the closing of the Public Offering, the underwriters have agreed to waive their right to the Deferred Fee.

15. Recent Accounting Standards
Management has considered the impact of the following standards and amendments to standards: IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.  Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).  The amendments became mandatory for the Company's 2016 financial statements.
Taking into account that the Company has only been incorporated recently, that the type of revenue will only be known once an Initial Business Combination has been completed and that the Company currently has no lease contracts, management is of the opinion that none of the aforementioned standards and amendments to standards had or would have a material impact on the Company's financial statements at the balance sheet date.
IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  To date, no quantitative or qualitative assessment of the impact of IFRS has been made.
16. Subsequent Events
The Board of Directors approved the financial statements on April 26, 2017.  Management has performed an evaluation of subsequent events through that date.  As at April 26, 2017, there are no relevant subsequent events with the exception of the following:
-	January 2, 2017: the Over-allotment Option expired.
-	January 3, 2017: the Sponsor forfeited 519,225 class B Common Shares or Founder Shares. Subsequently the shares were cancelled.
-	January 9, 2017: the Class A Common Shares and Warrants underlying the units sold in the Public Offering began to trade separately.
-	On April 26, 2017, the Company increased the size of its board of directors from five to six members, and appointed Philip J. Shapiro to serve as a Class I director.
-
April 26, 2017: the Company entered into a master agreement and five separate memoranda of agreement with Rovison Shipping Company Limited, Frantia Shipping Company Limited, Victorscope Shipping Company Limited, Lodeo Shipping Company Limited and Vireto Shipping Company Limited, each, a Cypriot company, pursuant to which it has agreed to, among other things, purchase five capesize vessels, in an en-bloc transaction, for an aggregate purchase price of $139.4 million in cash, subject to the satisfaction of certain important conditions precedent (the "Proposed Acquisition").

-
April 26, 2017: the Company's board of directors approved the initiation of a tender offer in connection with the Proposed Acquisition, through which the Company is providing its public shareholders with the opportunity to tender their Public Shares from the cash available to us from the Trust Account, concurrently with the Proposed Acquisition.

However, these subsequent events require no adjustment or further disclosure.