Form 20-F
period 2017-12-31
Hunter Maritime Acquisition Corp.
filed 2018-03-30
CIK 1679450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
As of December 31, 2017, there were outstanding 15,173,100 Class A common shares, par value $0.0001 per share, and 3,793,275 Class B common shares, par value $.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	☐	No	☒

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
Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☐	No	☐

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
(Do not check if a smaller reporting company) ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the international Accounting Standards Board
☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☒	No	☐

TABLE OF CONTENTS

-i-

INTRODUCTION
Throughout this annual report, unless otherwise indicated, all references to:
•	"BCA" are to the Marshall Islands Business Corporations Act.
•	"CMB Group" are to Belgische Scheepvaartmaatschappij-Compagnie Maritime Belge, a company incorporated under the laws of Belgium.
•	"common shares" are to our Class A common shares and our Class B common shares, collectively.
•	"Company," "we," "our," and "us" refer to Hunter Maritime Acquisition Corp.
•	"dwt" are to deadweight tons, expressed in metric tons, each of which is equivalent to 1,000 kilograms.
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

•
belief that we will have sufficient funds to operate until at least November 23, 2018 (the date which is 24 months following the completion of our IPO), assuming that our initial business combination is not consummated during that time;

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
The following selected financial data is derived from our audited consolidated financial statements as of and for the year ended December 31, 2017 and as of and for the period ended December 31, 2016. The summary financial information for that period and as of that date should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this annual report.
in USD	As of and for the Year ended December 31, 2017	As of and for the Period from June 24, 2016 (inception) to December 31, 2016

Total assets	152,731,518	153,590,747
Working capital/(deficiency) (1)	5,000,001	152,830,225
Total liabilities	147,731,517	148,590,746
Value of common stock subject to possible redemption ($10.00 per share)	147,447,619	147,830,224
Stockholders' equity (2)	5,000,001	5,000,001
Loss for the period	(382,605)	(398,874)
Basic earnings (loss) per share	(0.1009)	(0.1052)
_____________________
(1)	Working Capital is defined as current assets less current liabilities.
(2)	Excludes 14,744,762 shares of common stock purchased in the public market which are subject to possible redemption.
B.	Capitalization and Indebtedness
Not applicable
C.	Reasons for the offer and use of Proceeds
Not applicable
D.	Risk Factors
The following risk factors relate principally to (i) the risks we face as a blank check company, (ii) the industry in which we expect to operate, and (iii) the ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and/or the trading price of our securities.

Risks Associated with the Company
We are an early stage company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.
We are an early stage company established under the laws of the Republic of the Marshall Islands with no operating results, and we will not commence operations until consummating our initial business combination. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more acquisition targets. We have no present revenue and will not generate any revenue or income until, at the earliest, after the consummation of our initial business combination.  If we fail to complete our initial business combination, we will never generate any operating revenues.
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
Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination by November 23, 2018 (the date which is 24 months from the closing of our initial public offering). Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.
We may not be able to find a suitable target business and complete our initial business combination by November 23, 2018 (the date which is 24 months from the closing of our IPO). Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.
If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BCA. In that case, investors may be forced to wait beyond 24 months before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.
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
In the event that our sponsor, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

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
We will comply with U.S. tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a public shareholder fails to receive our tender offer or proxy solicitation materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer or proxy solicitation materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination describe the various procedures that must be complied with in order to validly redeem or tender public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. See "Item 4. Information on the Company—B. Business Overview—Effecting our Initial Business Combination—Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights."
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
We are an FPI, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The determination of FPI status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2018. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:
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
The funds available to us outside of the trust account may not be sufficient to allow us to operate at least until November 23, 2018 (the date which is 24 months following our IPO), assuming that our initial business combination is not completed during that time. We expect to continue to incur costs in pursuit of our acquisition plans, some of which may be significant. As of December 31, 2017, we had $447,616 outside the trust account available to us. In addition, we have and may withdraw from the trust investment earnings on the trust funds to fund working capital requirements.
While we believe that the funds available to us outside of the trust account will be sufficient to allow us to operate at least until November 23, 2018 (the date which is 24 months following our IPO), we cannot assure you that these funds will prove to be sufficient. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a "no-shop" provision (a provision in letters of intent designed to keep target businesses from "shopping" around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination. If we enter into a letter of intent, agreement in principle or definitive agreement for an initial business combination where we pay for the right to receive exclusivity from a target business and are subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

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

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to a letter agreement, which is attached as Exhibit 4.4 to this annual report, our sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the investment earnings which may be withdrawn to pay taxes and working capital expenses. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor's only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares.
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
Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for certain breaches of fiduciary duties to the fullest extent permitted by law. Furthermore, our amended and restated articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law, and further, that we may advance expenses incurred while defending a civil or criminal proceeding. The foregoing obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our officers and directors, which we may be unable to recoup. Our amended and restated bylaws further permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Marshall Islands law would permit indemnification. We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers. These provisions and resultant costs may discourage us and our shareholders from bringing a lawsuit against our officers and directors for breaches of their fiduciary duties, and may similarly reduce the likelihood of derivative litigation by our shareholders against our officers and directors even though such actions, if successful, might otherwise benefit us and our shareholders.
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
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
•	restrictions on the nature of our investments; and
•	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.
•	In addition, we may have imposed upon us burdensome requirements, including:
•	registration as an investment company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.
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
If we are unable to consummate our initial business combination by November 23, 2018 (the date which is 24 months from the closing of our IPO), the proceeds then on deposit in the trust account, including investment earnings (which investment earnings shall be net of income taxes payable and any amounts released to us to fund working capital requirements), will be used to fund the redemption of our public shares, as further described herein. Any redemption of public shareholders from the trust account will be effected automatically by function of our amended and restated articles of incorporation prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Marshall Islands law. In that case, investors may be forced to wait beyond 24 months before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their common shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.
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
Furthermore, if we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fell due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fell due in the ordinary course of business would be guilty of an offence and may be liable to a fine or imprisonment.
We may not hold an annual meeting of shareholders until after the consummation of our initial business combination. Our public shareholders will not have the right to elect directors prior to the consummation of our initial business combination.
Unless otherwise required by law or NASDAQ corporate governance requirements, we may not hold an annual meeting of shareholders until after we consummate our initial business combination. While Section 64 of the Marshall Islands BCA, requires that we hold an annual meeting of shareholders for the purpose of electing directors, we may not hold such meeting until after the consummation of our initial business combination. In such case, if we have failed to hold an annual meeting for a period of 13 months after our organization, or after our last annual meeting, our shareholders may attempt to force us to hold one, by written request by the holders of not less than 10% of the shares entitled to vote in an election of directors, demanding the call of a special meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call. Our amended and restated articles of incorporation and amended and restated bylaws provide that, except as otherwise required by law, our shareholders do not otherwise have the right to call a special meeting of shareholders.

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
Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution, which in certain circumstances may be less than $10.00 per share, on the liquidation of our trust account and our warrants will expire worthless.

We are not required to obtain an opinion from an independent investment banking firm or a valuation expert, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.
NASDAQ rules provide that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on income earned) at the time of our signing a definitive agreement in connection with our initial business combination. Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm or a valuation expert that is recognized within the shipping industry that the price we are paying is fair to our shareholders from a financial point of view. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or other valuation expert that is recognized in the shipping industry with respect to the satisfaction of such criteria, but not necessarily whether the transaction is fair from a financial point of view. If our board of directors is able to independently determine the fair market value of the target business or businesses and no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine the fair market value based on standards generally accepted by the financial community serving the shipping industry. Such standards used will be disclosed in our tender offer or proxy solicitation materials, as applicable, related to our initial business combination.
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
Should we transfer our corporate domicile to Belgium, we will in principle be subject to the Belgian corporate income tax regime pursuant to which the accounting profit, as adjusted for tax purposes, is taxed at a current effective corporate income tax rate of 29.58% for assessment year 2019 in relation to financial years starting as of January 1, 2018 (which will be reduced 25% as of assessment year 2021 for financial years starting as of January 1, 2020).
Belgian tax law provides, however, for a tonnage tax regime, which application should be requested for, and which applies to the income resulting from the exploitation of vessels. If possible, we will request the application of the Belgian tonnage tax regime.

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
Please see "Item 10. Additional Information—E. Taxation" for more information.
We are a passive foreign investment company, or "PFIC," and U.S. investors should be aware of possible adverse United States federal income tax consequences.
We believe that we are a PFIC and that we were a PFIC since the taxable year ended December 31, 2016 (the "2016 taxable year").   We had previously intended to rely on the start-up exception from classification as a PFIC with respect to the 2016 taxable year, which we have identified as our start-up year.  A company can only rely on the start-up exception if, among other requirements, it is in fact not a PFIC in either of two years of operation following the start-up year.  We believe we were a PFIC during the 2017 taxable year.  Therefore, we cannot rely on the start-up exception and we were likely a PFIC for the 2016 taxable year.  A U.S. holder (as defined under "Taxation—United States Federal Income Tax Considerations") of our common shares or warrants may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We may continue to be a PFIC for future taxable years.  Our actual PFIC status for any future taxable year  will not be determinable until after the end of such taxable year. Moreover, if we determine we are a PFIC for any future taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service, or the IRS, may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a "qualified electing fund" election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. Please see "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules."
We expect to reincorporate in another jurisdiction in connection with our initial business combination and such reincorporation may result in taxes imposed on us and our shareholders.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements, which we refer to herein as the Redomiciliation. We have agreed with our sponsor not to complete the initial business combination if we are unable to obtain the required shareholder approval, which our sponsor may waive in its sole discretion. Such transfer of corporate domicile may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident (or otherwise subject to tax) or in which its members are resident (or otherwise subject to tax) if it is a tax transparent entity. We do not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.
In addition, we will, after the reincorporation, be subject to the Belgian corporate income tax regime. The Belgian corporate income tax regime entails that our accounting profit, as determined in accordance with Belgian GAAP and as adjusted for tax purposes, is taxed at the current ordinary rate of 29.58% for assessment year 2019 in relation to financial years starting as of January 1, 2018 (which will be reduced 25% as of assessment year 2021 for financial years starting as of January 1, 2020). If possible we will however request the application of the tonnage tax regime which applies in case of the exploitation of vessels. The application of the Belgian tonnage tax regime entails that our taxable basis will be determined nominally on the basis of the tonnage of the vessels we operate.
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
We expect to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements. We may, in the alternative, transfer our corporate domicile to another jurisdiction that is acceptable to our sponsor, which may also require our shareholders' approval under the laws of such jurisdiction. Prior to the completion of our initial business combination, we expect to hold a meeting of shareholders to approve our transfer of corporate domicile to Belgium, or if applicable, such other jurisdiction that is acceptable to our sponsor. Pursuant to a written letter agreement, we have agreed with our sponsor not to complete our initial business combination if we are unable to obtain the required shareholder approval to transfer our corporate domicile, subject to waiver by our sponsor in its sole discretion. In addition, pursuant to such letter agreement, our sponsor has agreed to vote its founder shares and any public shares purchased in or after the IPO in favor of the transfer of our corporate domicile. Members of our management team also have agreed to vote any public shares purchased in or after the IPO in favor of the transfer of our corporate domicile. If we are unable to obtain required shareholder approval, we will, unless our sponsor waives our obligation to transfer our corporate domicile in accordance with the letter agreement, be unable to complete our initial business combination.

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
If we determine to simultaneously acquire several assets and/or businesses that are owned by different sellers, we expect that we will need for each such seller to agree that our purchases are contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

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
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
We are incorporated under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of case law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The BCA also provides that it is to be applied and construed to make it uniform with the laws of the State of Delaware and other states of the United States with substantially similar legislative provisions and, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware and those other states of the United States with substantially similar legislative provisions. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. We cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.
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
We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, an exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as a company qualifies as an "emerging growth company." As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
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
Material weaknesses in our internal control over financial reporting could negatively affect shareholder confidence towards our financial reporting and other aspects of our business.
Our disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures and concluded that as of December 31, 2017, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting which is described in Item 15(b) of this annual report. This material weakness did not result in any identified misstatements to our consolidated financial statements or any restatement of prior-period financial statements and there were no changes in previously released financial results.
Although we have initiated remedial steps to address this material weakness in our internal control over financial reporting, the existence of this material weakness could negatively affect shareholder confidence towards our financial reporting and other aspects of our business.
Please see "Item 15. Controls and Procedures" for additional information regarding the material weakness discussed above.

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
Our warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of common shares purchasable upon exercise of a warrant.
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
The shipping industry has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values.
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
The market supply of ocean-going vessels is affected by a number of factors, such as supply and demand for seaborne transportation of products and expected purchase orders for newbuildings. If the number of new vessels delivered exceeds the number of vessels removed from the global fleet, either through scrapping, conversion, or accidental losses, vessel capacity will increase. If the supply of vessel capacity increases and if the demand for vessel capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of any vessels we may acquire may have a material adverse effect on our results of operations and available cash and, if applicable, our ability to comply with covenants in loan agreements that we may enter into.
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
We expect to face strong competition.
The international shipping industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially more resources than we may have. Although we believe that no single competitor has a dominant position in the markets in which we may compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we could, which would result in a significant competitive threat to us.
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
On July 11, 2016, our sponsor purchased 4,312,500 Class B common shares (founder shares) for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited by our sponsor on January 3, 2017, in connection with our initial public offering (discussed below).  Prior this initial investment in us, we had no assets, tangible or intangible.

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
In connection with our IPO, our sponsor purchased an aggregate of 3,356,413 private placement warrants at $1.50 per warrant in private placement transactions, generating gross proceeds of $5,034,620. If we do not complete our initial business combination by November 23, 2018 (the date which is 24 months from the closing of our IPO) the private placement warrants will expire worthless. The private placement warrants are non-redeemable and exercisable on a cashless basis, provided that such cashless exercise is permitted under the laws of our corporate jurisdiction, so long as they are held by their initial purchasers or their permitted transferees (except as otherwise described herein). If the private placement warrants are held by holders other than their initial purchasers or their permitted transferees, the private placement warrants are redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
The 15,173,100 units sold in the IPO, including the 173,100 units sold pursuant to the overallotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $151,731,000, which has been deposited into a segregated trust account located at KBC Bank in Belgium, with Continental Stock Transfer & Trust Company acting as trustee pursuant to the Investment Management Trust Agreement, or the trust account, pending our completion of an initial business combination. The trust account contains $5,310,585 of the underwriter's compensation which will be paid to them only in the event of an initial business combination. Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except for the withdrawal of investment earnings to pay our income taxes and working capital expenses. The remaining net proceeds of the IPO held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
At or promptly following the completion of our initial business combination, we will use our best efforts to transfer our corporate domicile from the Marshall Islands to Belgium, which requires our shareholders' approval under Belgian law and compliance with other applicable legal requirements, or another jurisdiction that is acceptable to our sponsor. We have agreed with our sponsor, among other things, not to complete the initial business combination if we are unable to obtain such shareholder approval, subject to waiver by our sponsor in its sole discretion. Our sponsor and members of our management team have agreed to vote any common shares owned by them in favor of such transfer of our corporate domicile.
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
While we do not have any contractual arrangement with the CMB Group to assist us in identifying and analyzing potential target assets and businesses, we have access to some of its resources, such as financial and accounting personnel who will serve us under an administrative services agreement, which may assist us in evaluating these targets.
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
Significant Activities Since Inception
On April 26, 2017, we entered into definitive agreements to acquire five identified Capesize vessels for an aggregate purchase price of $139.4 million in cash, which we intended would constitute our initial business combination, which we refer to as the "Proposed Acquisition." In connection with and subject to the Proposed Acquisition, on April 27, 2017, we commenced a tender offer to provide our public shareholders with the opportunity to redeem all or a portion of their public shares from the cash available from the trust account. On June 12, 2017, the tender offer and Proposed Acquisition were terminated because certain conditions to their consummation were not satisfied, including the condition that no more than 8,233,100 public shares shall have been tendered at the expiration date of the tender offer.
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
In addition, Marc Saverys, our Chairman, is one of the major shareholders of Euronav NV (NYSE: EURN), or Euronav, and our Chief Financial Officer, Ludovic Saverys, is a director of Euronav, which completed its initial public offering and listing on the New York Stock Exchange in early 2015.
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

•	Ammonia, which is carried in fully-refrigerated vessels, is mainly used in the fertilizer industry and as a feedstock in the petrochemical industry.
•	There are three main types of LPG carriers, classified according to method of liquefaction:
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
Government Regulations Related to the Shipping Industry
Government laws and regulation significantly affect the ownership and operation of vessels including international conventions, treaties, and national, state and local laws and regulations in force in the countries in which vessels operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities, such as the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, certificates and other authorizations for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or result in the temporary suspension of the operation of one or more of its vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations. However, because these laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on our proposed business.

It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry. Furthermore, recent action by the Maritime Safety Committee of the International Maritime Organization, or the IMO, and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Environmental Regulations
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention.  MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO's Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.
In 2013, the IMO's Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.
The IMO's Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.50% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels to stringent emissions controls, and may cause shipowners to incur additional costs.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, the North Sea area, the North American area and the United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency, or the EPA, or the states where we may operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and United States Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards, and additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners.
The operation of vessels is also subject to environmental standards and requirements under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention, or IOPP, renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the Anti‑fouling Convention. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our proposed business.
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)          injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)          injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)          loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)          net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)          lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)          net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800; and for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Some vessels may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters.

The USCG regulations adopted under the U.S. National Invasive Species Act, or the NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our proposed business is unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we may operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
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
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants.

Risk of Loss and Liability Insurance
General
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

We expect that due diligence of prospective target businesses will be performed by some or all of our executive officers and directors, and also that it may include engaging accounting firms, legal counsel or other third-party consultants. No compensation of any kind (including finder's and consulting fees) will be paid to any of our executive officers or directors, or any of our or their affiliates, for services rendered to us prior to or in connection with the consummation of our initial business combination, including in connection with such due diligence activities. However, our executive officers and directors will receive reimbursement for any out-of-pocket expenses (such as travel expenses) incurred by them in connection with activities on our behalf, such as certain organizational expenses and expenses incurred in identifying potential target businesses and performing due diligence on a suitable initial business combination, and our sponsor, or an affiliate thereof, is entitled to receive payments of an aggregate of $10,000 per month for office space, secretarial support and administrative services. All payments made to our sponsor, executive officers and directors and our or their affiliates, other than the $10,000 per month payment described above, and any payments made to members of our Audit Committee, must be reviewed and approved by a majority of our disinterested directors. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
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
Sources of Target Businesses
Target assets and business candidates have been, and may continue to be, brought to our attention from various sources, including shipping industry market participants, ship brokers, shipyards, investment bankers and investment managers. Target assets and businesses have been, and may continue to be, brought to our attention by such unaffiliated sources as a result of being solicited by us. These sources may also introduce us to target assets and businesses in which they think we may be interested on an unsolicited basis, since we are known publicly as a purchaser of shipping assets and businesses. Our officers and directors, as well as their affiliates, may also bring to our attention target assets and business candidates of which they become aware through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending business engagements, conferences, trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our management team. Other than shipbrokers, other brokers, or intermediaries, we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis. We may engage these firms or other individuals in the future, in which event we may pay a finder's fee, consulting fee or other compensation to be determined in an arm's length negotiation based on the terms of the transaction, which in a purchase and sale transaction is typically approximately 1% of the vessel's gross sale price. Payment of a finder's fee is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. In no event, however, will our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation by us prior to, or for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is). None of our sponsor, executive officers or directors, or any of their respective affiliates, will be allowed to receive any compensation, finder's fees or consulting fees from a prospective business combination target in connection with a contemplated acquisition of such target by us.
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
Shareholders May Not Have the Ability to Approve Our Initial Business Combination
We intend to consummate our initial business combination and conduct the redemptions without seeking shareholder approval and instead redeem the shares held by our shareholders in conformity with applicable SEC rules concerning the conduct of issuer tender offers, and will file tender offer documents with the SEC. However, we will seek shareholder approval to transfer our corporate domicile from the Marshall Islands to Belgium, and have agreed with our sponsor not to complete our initial business combination unless we obtain such shareholder approval. While we intend to effect such transfer in our corporate domicile at or promptly following the completion of our initial business combination, any such redemption opportunity by our shareholders would occur while we are a Marshall Islands company and would be conducted pursuant to our amended and restated articles of incorporation and amended and restated bylaws then in effect.
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
Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination
We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including investment earnings (which investment earnings shall be net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is anticipated to be approximately $10.00 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our sponsor has agreed to waive its redemption rights with respect to its founder shares and public shares in connection with the completion of our initial business combination. The members of our management team also have entered into agreements with us similar to the one entered into by our sponsor to waive their redemption rights in connection with the completion of our initial business combination with respect to any public shares acquired by them in or after the IPO.
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
If we were to expend all of the remaining net proceeds of the IPO, other than the proceeds deposited in the trust account, and without taking into account investment earnings, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors' claims.

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
We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to the amounts remaining out of the $1,000,000 of proceeds of the IPO held outside of the trust account (which proceeds were initially allocated for the payment of offering expenses relating to our IPO) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.

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
We were incorporated under the laws of the Republic of the Marshall Islands on June 24, 2016.  Our sponsor, a subsidiary of the CMB Group, owns 20% of our outstanding common shares. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
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

ITEM 4A.          UNRESOLVED STAFF COMMENTS
None.
ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.
A.	Operating Results
We are a blank check company incorporated as a Marshall Islands corporation and formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by us of vessels) or one or more operating businesses, which we intend to be in the international maritime shipping industry. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.
We have neither engaged in any operations nor generated any revenues to date. Our only activities between inception and the closing of the IPO were organizational activities and those necessary to prepare for and close the IPO. Since the consummation of the IPO, our activity has been limited to evaluating business combination candidates. We have not generated any operating revenues and will not until after completion of our initial business combination. Our operating costs during the period from June 24, 2016 (inception) to December 31, 2017 included costs associated with our conducting our IPO and our search for an initial business combination and are largely associated with our governance and public reporting, and charges of $10,000 per month for office space, secretarial support and administrative services, payable to CMB Group, an affiliate of our sponsor.
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
As of December 31, 2017, the net proceeds from the IPO remained on deposit in the trust account. As of that date, we had $152,102,400 held in the trust account (which includes the deferred underwriting fees), of which $371,400 in investment earnings earned on the trust account was available for our withdrawal to fund taxes payable and working capital requirements. Additionally, as of December 31, 2017, we had $447,616 outside the trust account available to us.  As of March 28, 2018, approximately $152,284,109 was on deposit in the trust account, which reflects our withdrawal of certain amounts therefrom in accordance with the Investment Management Trust Agreement to pay working capital expenses. We believe that we have sufficient resources to fund our existing liquidity needs for at least the next twelve months.

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
If we do not consummate an initial business combination by November 23, 2018, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including investment earnings (less up to $100,000 of investment earnings to pay dissolution expenses and net of taxes payable and any amounts released to us to fund working capital requirements), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Marshall Islands law to provide for claims of creditors and the requirements of other applicable law.
C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
None.
E.	Off Balance Sheet Arrangements
The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB.  Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of its Initial Business Combination or the liquidation of the Company.
As of December 31, 2016, $15,000 was expensed by the Company for services rendered by CMB for the period from November 18 through December 31, 2016.
For the period from January 1, 2017, through December 31, 2017, $119,516 was expensed for services rendered by CMB during that period.
F.	Tabular Disclosure of Contractual Obligations
As of December 31, 2017, 14,744,762 shares were subject to possible redemption in connection with the initial business combination (at an anticipated redemption value of $10.00 per share). A total amount of $147,447,619 has been accounted for as a current liability.
On November 18, 2016, we entered into an administrative services agreement with CMB NV, an affiliate of our sponsor, pursuant to which we have agreed to pay $10,000 per month for office space, secretarial support and administrative services.
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
Name	Age	Position
Marc Saverys	64	Chairman of the Board of Directors, Class III Director
Alexander Saverys	39	Chief Executive Officer and Class III Director
Ludovic Saverys	34	Chief Financial Officer and Class II Director
Benoit Timmermans	57	Chief Commercial Officer and Class II Director
Thomas Rehder	62	Class I Director
Philip Shapiro	65	Class I Director

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
Our Audit Committee consists of Mr. Rehder and Mr. Shapiro. Mr. Rehder serves as chairman and as the Audit Committee financial expert. The Audit Committee provides assistance to our board of directors in fulfilling their responsibilities to shareholders, and investment community relating to our corporate accounting, reporting practices, and the quality and integrity of our financial reports. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit our consolidated financial statements, meets with our independent auditors and financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of our accounting and financial controls, and reviews the consolidated financial statements contained in the annual report to shareholders with management and the independent auditors. In addition, the Audit Committee will review on a quarterly basis all payments, if applicable, that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating our IPO. If any noncompliance is identified, then the Audit Committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of the IPO.
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
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of March 28, 2018:
Name and Address	Number of Shares Beneficially Owned(1)	Percentage of Ownership(2)
Bocimar Hunter NV(3)	3,793,275	20.0%
Polar Asset Management Partners Inc.(4)	1,704,968	9.0%
Shoei Kisen Kaisha, Ltd.(5)	1,500,000	7.9%
Hudson Bay Capital Management LP(6)	1,500,000	7.9%
QVT Financial LP(7)	1,000,000	5.3%
Silver Rock Financial LP(8)	1,000,000	5.3%
All directors and executive officers as a group (excluding Marc Saverys)	0	0%
____________________________

(1)	These amounts do not include the Class A common shares underlying the warrants.
(2)	Based on 18,966,375 Class A common shares and Class B common shares outstanding as of March 28, 2018.
(3)
Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 10, 2017. The Schedule 13G reports that (i) Bocimar Hunter NV has shared voting and dispositive power with respect to, and thus may be deemed to beneficially own, 3,793,275 shares, and (ii) each of CMB NV, Saverco NV, and Marc Saverys, our chairman of the board of directors, have shared voting and dispositive power with respect to, and thus, may be deemed to beneficially own 3,993,275 shares.

(4)	Based on information contained in a Schedule 13G/A filed by such shareholder with the SEC on June 19, 2017.
(5)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 23, 2017.
(6)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on January 30, 2017.
(7)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on November 28, 2016.
(8)	Based on information contained in a Schedule 13G filed by such shareholder with the SEC on February 14, 2017.

B.	Related Party Transactions
On July 11, 2016, our sponsor purchased 4,312,500 founder shares for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited by our sponsor on January 3, 2017 pursuant to the partial exercise on December 16, 2016 of the underwriters' overallotment option. The number of founder shares issued determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of the IPO. The purchase price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. Upon the effectiveness of our amended and restated articles of incorporation, the founder shares were automatically reclassified and converted to our Class B common shares.

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
In order to fund working capital deficiencies, if any, or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2017, there were no such loans outstanding.
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
On November 14, 2016, our Sponsor provided us with an unsecured loan in the amount of up to $250,000 to cover expenses related to the IPO (the "Promissory Note"). We borrowed $150,000 under the Promissory Note in connection with the IPO.  The Promissory Note bore interest at a rate per annum equal to LIBOR plus 0.60% and was paid in full on November 25, 2016.  A total of $139 was charged as interest on the Promissory Note.
On November 18, 2016, we entered into an administrative services agreement with CMB NV, an affiliate of our sponsor, pursuant to which we have agreed to pay a total of $10,000 per month for office space, secretarial support and administrative services. This arrangement has been agreed to for our benefit and is not intended to provide our sponsor, or its affiliate, compensation in lieu of salary or other remuneration. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated person. We have expensed $119,516 for these services for the year ended December 31, 2017 and $15,000 for the period from November 18, 2016 through December 31, 2016.
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
Not applicable
ITEM 8.          FINANCIAL INFORMATION
A.	Consolidated Statements and other Financial Information
Please see "Item 18. Financial Statements" for a list of the consolidated financial statements filed as part of this Annual Report.
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
	Units		Class A common shares		Warrants
	High	Low	High	Low	High	Low
For the Year Ended:
December 31, 2016*	10.91	9.75	-	-	-	-
December 31, 2017	10.60	9.53	10.50	7.99	1.30	0.06

For the Quarter Ended:
December 31, 2016*	10.91	9.75	-	-	-	-
March 31, 2017	10.60	10.00	9.87	9.75	1.03	0.68
June 30, 2017	10.56	9.53	10.50	7.99	1.30	0.06
September 30, 2017	10.30	9.95	9.90	9.43	0.97	0.36
December 31, 2017	10.45	9.85	9.85	9.68	0.66	0.25

For the Month:
March 2018 (through and including March 28, 2018	10.90	9.95	9.85	9.72	0.59	0.27
February 2018	9.95	9.93	9.83	9.76	0.35	0.30
January 2018	9.95	9.90	9.80	9.75	0.58	0.30
December 31, 2017	10.45	9.85	9.81	9.71	0.60	0.25
November 30, 2017	10.05	9.98	9.85	9.68	0.62	0.42
October 31, 2017	10.05	10.05	9.84	9.70	0.66	0.45
September 30, 2017	10.10	10.00	9.84	9.78	0.77	0.47

________________
*	Since November 18, 2016.

B.	Plan of Distribution
Not applicable
C.	Markets.
Our Class A common shares, warrants and units are traded on NASDAQ under the symbols "HUNT," "HUNTW" and "HUNTU," respectively.

D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.          ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
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
Our amended and restated bylaws further permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Marshall Islands law would permit indemnification. We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.
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
Belgian tonnage tax regime
As a Belgian tax resident, we will be subject to the Belgian corporate income tax regime entailing that our accounting profit, as determined in accordance with Belgian GAAP and as adjusted for tax purposes, is taxed, in principle, at the current ordinary rate of 29.58% for assessment year 2019 in relation to financial years starting as of January 1, 2018 (which will be reduced 25% as of assessment year 2021 for financial years starting as of January 1, 2020).
Belgian tax law provides, however, for a tonnage tax regime, which application should be requested for, and which applies to the income resulting from the exploitation of vessels. We expect to request the application of the Belgian tonnage tax regime.
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

Other Belgian Tax Considerations
In the opinion of Argo Law, our Belgian counsel, the following is a summary of the material Belgian federal income tax consequences of the acquisition, ownership and disposal of our Class A common shares by an investor once we have transferred our corporate domicile to Belgium. This summary therefore does not discuss the tax implications for Belgian investors as long as our corporate domicile remains in the Republic of the Marshall Islands.
The following summary is based on laws, treaties and regulatory interpretations in effect in Belgium as of the date of this annual report, all of which are subject to change, including changes that could have retroactive effect. As a result of changes in law or practice, the realized tax consequences may be different from what is stated below.
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
Dividends
For Belgian income tax purposes, the gross amount of all distributions made by us to our shareholders is generally taxed as dividends, except for the repayment of statutory capital carried out in accordance with the Belgian Companies Code to the extent that the statutory capital qualifies as "fiscal" capital. The fiscal capital includes, in principle, the paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates. However, as of January 1, 2018, a repayment of capital is partly considered to be a distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital whereby such portion is determined on the basis of the ratio of certain taxed reserves and tax-free reserves incorporated into the capital versus the aggregate of such reserves and the fiscal capital.
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
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including withholding tax) must be declared in the corporate income tax return. It will as of assessment year 2019 be subject to a standard corporate income tax rate of 29.58%, unless the reduced corporate income tax rates apply (the dividends received during a financial year starting before January 1, 2018 or ending before December 31, 2018 will be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply). The standard corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting on January 1, 2020.
As a general rule, Belgian resident companies can (subject to certain limitations) deduct, as of assessment year 2019, 100% (95% for dividends received during a financial year starting before January 1, 2018 or ending before December 31, 2018) of gross dividends received from their taxable income ("dividend received deduction"), provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds the shares representing at least 10% of our share capital or a participation in us with an acquisition value of at least EUR 2,500,000; (ii) the shares have been held or will be held in full ownership for an uninterrupted period of at least one year; (iii) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Income Tax Code are met (together, the "Conditions for the application of the dividend received deduction regime") and (iv) provided that the anti-abuse clause contained in Article 203, §1, 7° of the Income Tax Code is not applicable. Under certain circumstances the conditions referred to under (i) and (ii) do not need to be fulfilled in order for the dividend received deduction to apply.
The Conditions for the application of the dividend received deduction regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution.
The Belgian withholding tax may, in principle, be credited against the corporate income tax and is reimbursable if it exceeds the corporate income tax payable with at least EUR 2.50, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership at the time of payment or attribution of the dividends and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the company can demonstrate that it has held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer who was not a resident company or who was not a non-resident company that held the shares, in an uninterrupted manner, through a permanent establishment in Belgium.

No Belgian withholding tax will be due on dividends paid by us to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of our share capital for an uninterrupted period of at least one year and, provided further, that the resident company provides us or our paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding in us for an uninterrupted period of one year. For those companies owning a share participation of at least 10% of our share capital for less than one year, we will levy the withholding tax but, provided the company certifies its resident status and the date on which it acquired the shareholding, we will not transfer it to the Belgian Treasury. The Belgian resident company must also inform us or our paying agent if the one-year period has expired or if its shareholding will drop below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.
The above described dividend received deduction regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements ("rechtshandeling of geheel van rechtshandelingen"/"acte juridique ou un ensemble d'actes juridiques") for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine ("kunstmatig"/"non authentique") and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) ("Parent-Subsidiary Directive") in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
For Belgian pension funds incorporated under the form of an Organization for Financing Pensions, the dividend income is generally tax-exempt. Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
Belgian legal entities, subject to the Belgian income tax on legal entities, will be subject to the Belgian withholding tax on the dividends distributed by us. Under the current Belgian tax rules, the Belgian withholding tax will represent the final tax liability and the dividends should, therefore, not be included in the tax returns of such Belgian legal entities.
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.
If the shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident individual or corporate income tax and is reimbursable if it exceeds the income tax due with at least EUR 2.50 and subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed; and (ii) the dividend distribution may not result in a reduction in value of, or a capital loss on, the shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian permanent establishment.
As of assessment year 2019, non-resident companies whose shares are invested in a Belgian permanent establishment may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the above mentioned Conditions for the application of the dividend received deduction regime are met.  The application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. No Belgian withholding tax is due on dividends paid by us to a non-resident pension fund: (i) which is a saver non-resident in the meaning of Article 227, 3° of the Belgian Income Tax Code ("ITC") which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) has corporate purpose that is solely managing and investing funds collected in order to serve legal or complementary pension schemes; (iii) is not engaged in any business or other profit making activity; (iv) is exempt from income taxes in its country of residence; and (v) is not contractually obligated to redistribute dividends to any beneficial owner of such dividends for whom it would manage the shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of shares, that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence and that it has no contractual redistribution obligation. The organization must then forward that certificate to us or the paying agent.
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
Dividends distributed by us to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with whom Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10%-participation threshold but has a participation in us with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares which are or will be held in full ownership for at least one year without interruption; and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or, has a legal form similar to the ones listed in such annex and that is governed by the laws of another Member State of the EEA, or, by the law of a country with whom Belgium has concluded a qualifying double tax treaty. This exemption applies to the extent that the withholding tax which would have been due in case this exemption would not exit, would not be creditable nor reimbursable in the hands of the non-resident company.

In order to benefit from this exemption of withholding tax, the non-resident company must provide us or our paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in our capital but with an acquisition value of at least EUR 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares in us which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable upon December 31 of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.
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
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.—Belgium Treaty. The U.S.—Belgium Treaty generally reduces the applicability of Belgian withholding tax on dividends to 15%, 5% or 0% of the gross amount of the dividends paid to U.S. taxpayers, provided that the U.S. taxpayer meets certain limitation of benefits conditions imposed by the U.S.—Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which owns directly at least 10% of our voting stock. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has owned directly at least 10% of our share capital for a 12-month period ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. A 15% Belgian withholding tax generally applies in all other cases. All U.S. holders are urged to consult their tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions imposed by the U.S.—Belgium Treaty.
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
Capital gains realized by Belgian resident individuals in case of redemption of the shares or in case of our liquidation will generally be taxable as a dividend.

Belgian resident individuals who hold the shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the shares, except for the shares held for more than five years, which are taxable at a separate rate of, in principle, 10% (capital gains realized in the framework of the cessation of activities under certain circumstances) or 16.5% (other), both plus local surcharges. Capital losses on the shares incurred by Belgian resident individuals who hold the shares for professional purposes are in principle tax deductible.
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that the Conditions for the application of the dividend received deduction regime are met. Such capital gains realized by non-small and medium-sized companies in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to a corporate income tax of 0.412%.
If the one-year minimum holding period condition is not met (but the other Conditions for the application of the dividend received deduction regime are met), the capital gains realised upon the disposal of the shares by Belgian resident companies are taxable at a separate corporate income tax rate of 25.50% (such capital gains realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to a separate corporate income tax rate of 25.75%). As of assessment year 2019 (for financial years starting as of January 1, 2018) this separate rate may be reduced to 20.40% for certain SMEs. This separate rate will be abolished as of assessment year 2021 (for financial years starting as of January 1, 2020).
If one or more of the Conditions for the application of the dividend received deduction regime are not met (other than the one-year minimum holding period condition), any capital gain realised would be taxable at the standard corporate income tax rate of 29.58% (such capital gain realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply), unless the reduced corporate income tax rates apply. The standard corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of January 1, 2020.
Capital losses on the shares incurred by Belgian resident companies are as a general rule not tax deductible.
Shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such shares are taxable at the standard corporate income tax rate of 29.58% (such capital gains realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply) and the capital losses on such shares are tax deductible. The standard corporate income tax rate will be reduced to 25% as of assessment year 2021 for financial years starting as of January 1, 2020. Internal transfers to and from the trading portfolio are assimilated to a realisation.
Capital gains realised by Belgian resident companies in case of redemption of the shares or in case of our liquidation will, in principle, be subject to the same taxation regime as dividends.
Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, and capital losses are not tax deductible.
Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares. Capital gains realised upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of our share capital at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5% (plus crisis surcharge of 2%; such surcharge will however be abolished as of January 1, 2020).
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
Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one's private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.
Annual tax on securities accounts
As of January 1, 2018, a new annual tax on securities accounts has been introduced, whereby both (i) Belgian resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium or abroad, and (ii) non-resident private individuals holding one or more securities accounts via a financial intermediary based in Belgium, are subject to tax at a rate of 0.15% on the total amount of qualifying assets (including listed shares, bonds, funds) held on these securities accounts if during the preceding reference period of 12 months the combined average value of qualifying assets across all securities accounts exceeded EUR 500,000 per individual account holder (i.e. EUR 1,000,000 for a married couple holding a common securities account). Pension savings accounts and life insurances are excluded. The tax is, in principle, collected by the intermediary financial institution, who also determine the combined average value of the accounts concerned, in case this financial institution is a Belgian financial institution or a foreign financial institution which has appointed a representative in Belgium to do so. If not, the securities account holder is responsible for calculating, reporting and paying the annual tax on securities accounts.
Investors should consult their own professional advisors in relation to the annual tax on securities accounts.

Belgian Tax on Stock Exchange Transactions
The purchase and the sale and any other acquisition or transfer for consideration of existing shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions ("taks op de beursverrichtingen" / "taxe sur les opérations de bourse") if (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a "Belgian Investor"). The tax on stock exchange transactions is not due upon the issuance of the new shares (primary market transactions).
The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.
A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative ("Stock Exchange Tax Representative"), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of August 2, 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in Article 2, §1 of the Belgian Law of July 9, 1975 on the supervision of insurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
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
For the taxable year ended December 31, 2017, we believe that more than 50% of our common shares were held by 5% Shareholders that were not qualified shareholders. However, we did not have U.S.-source Shipping Income for the 2017 taxable year and therefore we were not subject to U.S. federal income tax for the 2017 taxable year.  It is unclear whether we will be able to satisfy the Publicly-Traded Test for our 2018 taxable year and future taxable years, and we may be subject to U.S. federal income tax if we cannot satisfy either the Publicly-Traded Test under Section 883 or the requirement of the U.S.-Belgium Treaty.

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
To the extent the benefits of Section 883 of the Code and the U.S.-Belgium Treaty are unavailable and our U.S.-source Shipping Income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source Shipping Income, net of applicable deductions, would be subject to the U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a U.S. corporation. In addition, we may be subject to an additional 30% "branch profits" tax (subject to reduction under the U.S.-Belgium Treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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

Distributions on our Common Shares
Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on our common shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.
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

Tax Considerations of Holding our Warrants
Subject to the discussion of the PFIC rules below, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange (other than by exercise), redemption or other disposition (or, if the warrant is held as part of a unit at the time of the disposition of the unit, the portion of the amount realized on the disposition of the unit that is allocated to the warrant based on the then fair market value of the warrant) and the U.S. holder's tax basis in the warrant (that is, an amount equal to the portion of the purchase price of each unit allocated to the warrant). Such capital gain or loss generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. holder has held the warrant for more than one year. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. The deductibility of capital losses recognized by a U.S. holder in a sale of warrants will be subject to certain limitations.
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
We intended to claim an exception from PFIC classification available to new companies, pursuant to which a foreign corporation will not be treated as a PFIC during its "start-up year." Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income, which we refer to as the "start-up year," if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain and cannot be known until after the close of our 2017 or 2018 taxable years. After the close of the 2017 taxable year, we determined that we were in fact a PFIC for the 2017 taxable year.  Therefore, the start-up exception described herein is not available for the 2016 taxable year and we were a PFIC for the 2016 taxable year as well.  U.S. holders are encouraged to consult their tax advisors in this regard.

With respect to future taxable years and after the initial business combination, we intend to make the determination as to whether we are a PFIC by treating the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly owned subsidiaries as services income, rather than rental income. Based on such treatment, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, should not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. On the other hand, any income we derive from bareboat chartering vessels will generally be treated as passive income for purposes of the income test. Likewise, any assets used to bareboat charter vessels will generally be treated as generating passive income for purposes of the asset test.
As discussed more fully below, for any taxable year (or portion thereof) during which we were or are a PFIC that is included in the holding period of a U.S. holder of our common shares or warrants and, in the case of our Class A common shares, the U.S. holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) common shares, as described below, such U.S. holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. holder on the sale or other disposition of its common shares or warrants, and (ii) any "excess distribution" made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the common shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder's holding period for the common shares).
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

In general, a U.S. holder can avoid the PFIC tax consequences described above in respect to our common shares by making a valid QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
If a U.S. holder acquired our common shares during the 2016 taxable year and did not make a QEF election with respect to such taxable year, such holder may be able to make a retroactive QEF election or a purging election.  If certain requirements are met to the satisfaction of the IRS, a U.S. holder may be able to make a retroactive QEF election, which would be treated as having been timely filed in respect of the 2016 taxable year. U.S. holders are urged to consult their tax advisors with regards to owning stock in a PFIC and the tax elections available. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders are encouraged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. As discussed above, under the purging election, the U.S. holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. holder will have a new basis and holding period in the common shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

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
In addition to the QEF election, since our common shares constitute "marketable stock," a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder, at the close of the first taxable year in which it holds (or is deemed to hold) our common shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its common shares at the end of such year over its adjusted basis in its Class A common shares. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder's basis in our common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its common shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.  While it may be possible to make a retroactive mark-to-market election, about which U.S. holders should consult their tax advisors, in most cases, U.S. holders of our stock or warrants that did not make a timely mark-to-market election will generally not be able to make a mark-to-market election.

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
If we, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. U.S. holders are encouraged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
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
•
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
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES
(a)          Disclosure Controls and Procedures.
Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
We evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that as of December 31, 2017, our disclosure controls and procedures were not effective due to a material weakness in the Company's internal controls over financial reporting, set forth in Item 15(b) below.
(b)          Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with generally accepted accounting principles.
There are inherent limitations to the effectiveness of any system of internal controls. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.
Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management, with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2017 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.
Controls in the monthly closing process related to recognition and measurement of general and administrative expenses are not designed to prevent or detect a material misstatement of the Company's annual or interim financial statements on a timely basis. The Company is evaluating the material weakness and developing measures and controls to prevent a reoccurrence of such a deficiency in the future.
However, this material weakness did not result in any identified misstatements to the Company's consolidated financial statements or any restatement of prior-period financial statements and there were no changes in previously released financial results.
(c)          Attestation report of the registered public accounting firm.
This annual report does not include an attestation of the Company's registered public accounting firm due to a transition period established by the rules of the SEC for emerging growth companies.
(d)          Changes in internal control over financial reporting.
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
ITEM 16C.          PRINCIPAL ACCOUNTING FEES AND SERVICES
Our Audit Committee has established preapproval procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the periods presented, the aggregate fees billed for professional services rendered by our principal accountant, KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises Burg. CVBA (KPMG), for the audit of the Company's annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
	Year ended December 31, 2017	Period from June 24, 2016 (inception) to December 31, 2016
Audit fees (1)	$65,000	$275,000
Audit related fees	$-	$-
Tax fees	$-	$-
All other fees	$-	$-
Total fees	$65,000	$275,000

_____________

(1)
"Audit fees" means the aggregate fees billed and/or accrued for an audit of our financial statements for the periods presented. The amount for 2016 includes $225,000 in connection with the IPO in November 2016.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
None.
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
Audit Committee. NASDAQ listing standards requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent (as defined in Rule 10A-3) members of our board of directors. Pursuant to our audit committee charter, the audit committee is responsible for conferring with our independent registered public accounting firm and will review, evaluate and advise the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. Our audit committee is also responsible for reviewing and approving all payments made to our sponsor, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. In addition, the audit committee reviews the scope of the audit of our consolidated financial statements and results thereof. Our Audit Committee monitors compliance on a quarterly basis with the terms of the IPO. If any noncompliance is identified, then it is the Audit Committee's responsibility to immediately take all necessary action to rectify such noncompliance or otherwise cause compliance with the terms of the IPO. The approval of the Audit Committee is required for any affiliated party transaction.
Compensation Committee and Nominating/Corporate Governance Committee. As permitted under Marshall Islands law, we do not currently have a compensation committee or nominating or corporate governance committee. As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the nominations process.
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
ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.          FINANCIAL STATEMENTS
See Item 18 Financial Statements
ITEM 18.          FINANCIAL STATEMENTS
The consolidated financial statements beginning on page F-1 through F-17 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.
ITEM 19.          EXHIBITS
1.1	Amended and Restated Articles of Incorporation (1)

1.2	Amended and Restated Bylaws (1)

2.1	Specimen Unit Certificate (1)

2.2	Specimen Class A Common Stock Certificate (1)

2.3	Specimen Warrant Certificate (1)

4.1	Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co., LLC, as representatives of the several underwriters (2)

4.2	Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (2)

4.3	Registration Rights Agreement, dated November 18, 2016, by and between the Company and the sponsor (2)

4.4	Letter Agreement, dated November 18, 2016, by and among the Company, the sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (2)

4.5	Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (2)

4.6	Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the sponsor (2)

4.7	Administrative Services Agreement, dated November 18, 2016, by and between the Company and CMB Group, an affiliate of the sponsor (2)

4.8	Form of Indemnity Agreement (3)

8.1	List of Subsidiaries

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a) / 15d-14(a) Certification of the Chief Executive Officer

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

___________________________

(1)	Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on November 18, 2016.

(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on November 23, 2016.

(3)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed with the SEC on April 27, 2017.

HUNTER MARITIME ACQUISITION CORP.

HUNTER MARITIME ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hunter Maritime Acquisition Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Hunter Maritime Acquisition Corp. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the period from June 24, 2016 (inception) to December 31, 2016, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017, and the period from June 24, 2016 (inception) to December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Initial business combination requirement
In Note 1 to the consolidated financial statements management describes that in accordance with the Company's articles of Incorporation the Company has a 24 month period to complete an initial business combination which ends on November 23, 2018. Our opinion is not modified with respect to this matter.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Herwig Carmans
Bedrijfsrevisor / Réviseur d'Entreprises
We have served as the Company's auditor since 2016
KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises
Hasselt, BELGIUM
March 29, 2018

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31, 2017 and 2016

in USD		2017	2016

ASSETS	Note
CURRENT ASSETS		152,731,518	153,590,747
Trade and other receivables	-	920	-
Prepaid expenses	6	180,582	-
Cash and cash equivalents	4	152,550,016	153,590,747
Cash	4	447,616	1,823,321
Cash and cash equivalents (trust account)	1, 4	152,102,400	151,767,426
TOTAL ASSETS		152,731,518	153,590,747

EQUITY and LIABILITIES
EQUITY	5	5,000,001	5,000,001
Equity attributable to owners of the Company	5	5,000,001	5,000,001
Share capital	-	422	470
Additional paid-in capital	-	9,342,579	8,959,926
Retained earnings	-	(4,343,000)	(3,960,395)
NON-CURRENT LIABILITIES		-	147,830,224
Common stock subject to possible redemption	5, 3	-	147,830,224
CURRENT LIABILITIES		147,731,517	760,522
Common stock subject to possible redemption	5, 3	147,447,619	-
Trade and other payables	-	283,898	760,522
TOTAL EQUITY and LIABILITIES		152,731,518	153,590,747

The accompanying notes on pages F-8 through F-17 are an integral part of these Consolidated Financial Statements.

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED INCOME STATEMENT
for the year/period ended December 31, 2017 and 2016

in USD		2017	2016
	Note
General and administrative expenses	6	(1,324,088)	(397,367)
Result from operating activities		(1,324,088)	(397,367)
Finance income	7	1,084,213	31,808
Finance expenses	7	(103,531)	(33,315)
Net finance income/(expense)	7	980,682	(1,507)
Profit/(Loss) before tax		(343,406)	(398,874)
Income tax expense	9	(39,199)	-
Profit/(Loss) for the period		(382,605)	(398,874)

Attributable to:
Owners of the Company	-	(382,605)	(398,874)
Non-controlling interest	-	-	-

Earnings per share
Basic earnings per share	8	(0.1009)	(0.1052)
Diluted earnings per share	8	(0.1009)	(0.1052)

The accompanying notes on pages F-8 through F-17 are an integral part of these Consolidated Financial Statements.

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
for the year/period ended December 31, 2017 and 2016

in USD		2017	2016
	Note
Profit/(Loss) for the period		(382,605)	(398,874)
Other comprehensive income
Items that will not be reclassified to profit or loss:
		-	-
Items that are or may be reclassified subsequently to profit or loss:
		-	-
Other comprehensive income, net of tax		-	-
Total comprehensive income for the period		(382,605)	(398,874)

Attributable to:
Owners of the Company		(382,605)	(398,874)
Non-controlling interest		-	-

The accompanying notes on pages F-8 through F-17 are an integral part of these Consolidated Financial Statements.

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year/period ended December 31, 2017 and 2016

in USD	Note	Share capital	Additional paid-in capital	Retained earnings	Equity attributable to owners of the Company
Balance at June 24, 2016		-	-	-	-
Total comprehensive income
Profit/(Loss) for the period		-	-	(398,874)	(398,874)
Other comprehensive income		-	-	-	-
Total comprehensive income		-	-	(398,874)	(398,874)
Transactions with owners of the Company
Contributions and distributions
Issue of shares	5, 14	470	8,959,926	(3,561,521)	5,398,875
Total contributions and distributions		470	8,959,926	(3,561,521)	5,398,875
Total transactions with owners of the Company		470	8,959,926	(3,561,521)	5,398,875
Balance at December 31, 2016		470	8,959,926	(3,960,395)	5,000,001

Balance at January 1, 2017		470	8,959,926	(3,960,395)	5,000,001
Total comprehensive income
Profit/(Loss) for the period		-	-	(382,605)	(382,605)
Other comprehensive income		-	-	-	-
Total comprehensive income		-	-	(382,605)	(382,605)
Transactions with owners of the Company
Contributions and distributions
Forfeiture of shares	1, 5	(52)		-	(52)
Contribution from common stock subject to possible redemption	1, 5, 15	4	382,653		382,657
Total contributions and distributions		(48)	382,653	-	382,605
Total transactions with owners of the Company		(48)	382,653	-	382,605
Balance at December 31, 2017		422	9,342,579	(4,343,000)	5,000,001

The accompanying notes on pages F-8 through F-17 are an integral part of these Consolidated Financial Statements.

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year/period ended December 31, 2017 and 2016

in USD		2017	2016
	Note
Cash and cash equivalents at the beginning of the period		153,590,747	-
Profit/(Loss) for the period	-	(382,605)	(398,874)
Net finance expense/(income)	7	(980,682)	1,507
Changes in trade and other receivables	-	(920)	-
Changes in prepaid expenses	6	(180,582)	-
Changes in trade and other payables	-	(476,624)	284,496
Tax expense	9	39,199	-
Interest and financial charges paid	7	(93,131)	(33,263)
Interest received	7	1,074,216	31,808
Income taxes paid	9	(39,199)	-
Net cash from/(used in) operating activities		(1,040,328)	(114,326)
Net cash from/(used in) investing activities		-	-
Proceeds from issue of share capital	5	-	25,000
Proceeds from initial public offering (held in trust account)	5	-	151,731,000
Proceeds from issuance of warrants	5	-	5,034,620
Transaction costs recognized as a deduction from retained earnings	5	-	(3,085,495)
Proceeds from loans from related parties	11	-	150,000
Repayment of loans from related parties	11	-	(150,000)
Net cash from/(used in) financing activities		-	153,705,125
Effect of changes in exchange rates	-	(403)	(52)
Net cash and cash equivalents at the end of the period	4	152,550,016	153,590,747

The accompanying notes on pages F-8 through F-17 are an integral part of these Consolidated Financial Statements.

HUNTER MARITIME ACQUISITION CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation and Business Purpose
Hunter Maritime Acquisition Corp. (the "Company") was incorporated in the Republic of the Marshall Islands on June 24, 2016. The Company's registered address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.
The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by the Company of vessels) or one or more operating businesses in the international maritime shipping industry, or one or more different sectors that may be unrelated to the shipping industry, that it has not yet identified ("Initial Business Combination").   As of December 31, 2017, the Company had not commenced any operations. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest.  The Company has until November 23, 2018, the date which is 24 months following the completion of its Public Offering (discussed below), to complete its Initial Business Combination.
Financing
On July 11, 2016, Bocimar Hunter NV, the Company's sponsor (the "Sponsor") purchased 4,312,500 Class B Common Shares of the Company (the "Founder Shares") for $25,000, or $0.006 per share.
On November 23, 2016 (the "Closing Date"), the Company closed its initial public offering of 15,000,000 units (the "Units") at $10.00 per Unit, each Unit consisting of one Class A common share of the Company, par value $0.0001 per share (the "Class A Common Shares") and one-half of one warrant (the "Warrants"), each whole Warrant entitling the holder thereof to purchase one Class A Common Share at $11.50 (the "Public Offering").  The Company also granted the underwriters of the Public Offering a 45-day option to purchase up to 2,250,000 additional Units to cover overallotments (the "Over-allotment Option").  The Class A Common Shares sold as part of the Units in the Public Offering are sometimes referred to herein as the "Public Shares."
At the Closing Date, the Sponsor purchased an aggregate of 3,333,333 warrants (the "Private Placement Warrants") at a purchase price of $1.50 per warrant, or $5,000,000 in the aggregate, in a private placement (the "Private Placement"). The Private Placement Warrants are included under the heading Additional paid-in capital on the Consolidated Statement of Financial Position.
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
In connection with the sale of the Additional Units, the Company completed the private sale of an additional 23,080 warrants (the "Additional Private Placement Warrants") to Sponsor at a purchase price of $1.50 per Additional Private Placement Warrant, generating gross proceeds to the Company of $34,620. The Additional Private Placement Warrants are included under the heading Additional paid-in capital on the Consolidated Statement of Financial Position.
A total of $1,731,000, comprised of the net proceeds of the sale of the Additional Units and the proceeds of the sale of the Additional Private Placement Warrants, was placed in the Trust Account.
On January 2, 2017, the over-allotment option on the Company's shares offered in the IPO expired.
The Company's sponsor, Bocimar Hunter NV, forfeited 519,225 class B Common shares or Founder Shares.  These shares were subsequently cancelled.

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
The Trust Account
The Trust Account is a segregated account at KBC Bank located in Belgium into which the net proceeds from the Public Offering and the sale of the Private Placement Warrants were deposited in accordance with an Investment Management Trust Agreement by and among the Company, KBC Bank and Continental Stock Transfer & Trust Company ("Continental") and pursuant to which Continental is acting as trustee. The Trust Account will be invested only in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.  At December 31, 2017, the Trust Account consisted of investments in US Treasury bills with maturity date January 10, 2018.
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

2. Measurement and Basis of Presentation - Statement of Compliance - Accounting policies
These Consolidated Financial Statements have been prepared in accordance with IFRS. They were authorized for issue by the Company's board of directors on March 29, 2018.
The Consolidated Financial Statements of the Company for the year ended December 31, 2017, comprise the Company and its wholly owned subsidiaries Hamburg Maritime NV (incorporated under Belgian law on May 15, 2017, with its registered address on De Gerlachekaai 20, 2000 Antwerpen) and Maritime Partner BVBA (incorporated under Belgian law on May 9, 2017, with it's registered address on De Gerlachekaai 20, 2000 Antwerpen).
The accompanying Consolidated Financial Statements of the Company are presented in U.S. dollars (USD), which is the functional and presentation currency, in conformity with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (the "IASB") and pursuant to the rules and regulations of the SEC.  All financial data presented in USD has been rounded to the nearest unit except for per share data.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases.
Accounting policies with respect to the Consolidated Statement of Financial Position, the Consolidated Income Statement, the Consolidated Statement of Profit or Loss and Other Comprehensive Income and the Consolidated Statement of Cash Flows and any disclosures thereto have been disclosed in the notes to the Consolidated Financial Statements.
Significant events that took place during 2017
January 2017

January 2, 2017	The Over-allotment Option on the Company's Class A Common Shares as part of the Public Offering expired.

January 3, 2017	The Sponsor forfeited 519,225 Class B Common Shares. These shares were subsequently cancelled.

January 9, 2017	The Class A Common Shares and Warrants underlying the Units sold in the Public Offering began to trade separately.

April 2017

April 26, 2017	The Company entered into definitive agreements for the purchase of five identified capesize vessels (the "Capesize Vessels").

April 27, 2017	The Company commenced a Tender Offer to purchase up to 8,233,100 of its Class A Common Shares (the "Tender Offer"). The Tender Offer was extended twice, on May 25 and June 5, 2017.

May 2017

May 9, 2017
Incorporation of Maritime Partner BVBA, a wholly owned subsidiary of the Company.  HMAC contributed in cash for 13.501 USD equivalent to 100 shares out of the 100 shares issued by Maritime Partner BVBA. Currently, there are not yet operational activities within this subsidiary.

May 15, 2017
Incorporation of Hamburg Maritime NV, a wholly owned subsidiary of the Company.  HMAC contributed in cash for 67.478 USD equivalent to 99.999 shares out of the 100.000 shares issued by Maritime Partner BVBA. 1 share is held by Maritime Partner BVBA. Currently, there are not yet operational activities within this subsidiary.

June 2017

June 12, 2017	The Company terminated the Tender Offer, and consequently cancelled its purchase of the Capesize Vessels.

3. Use of Estimates and Assumptions
The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Position.  Actual results could differ from those estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to estimates are recognized prospectively.
As of December 31, 2016, the Common stock subject to possible redemption has been classified as a non-current liability considering the following:
-	The Company cannot prevent a future cash outflow,
-	The Public Shares are not the most subordinate, since a.o. the Founder Shares are non-redeemable (and thus more subordinate), and
-	In case of redemption, the Public Shares only have right to their pro-rata share in the Trust Account and not on all net assets of the Company.
The Public Shares subject to possible redemption will only convert into equity following the completion of the Initial Business Combination for which the Company has a period of 24 months to complete.
Taking into account that the 24 months period the Company has to complete an Initial Business Combination ends on November 23, 2018, the Common stock subject to possible redemption has been reclassified as a current liability as of December 31, 2017.
Bearing in mind the fact that the Company has the intention and ability to complete an Initial Business Combination before November 23, 2018, the Consolidated Financial Statements of the Company as of December 31, 2017, have been prepared on a going concern basis.  The funds available to us outside of the trust account are sufficient to allow us to operate at least until November 23, 2018 (the date which is 24 months following our IPO), assuming that our initial business combination is not completed during that time.  We expect to continue to incur costs in pursuit of our acquisition plans.
4. Cash and cash equivalents
Cash and cash equivalents includes an amount of $152,102,400 (2016: $151,767,426) that is being held in the Trust Account (see also Note 1) and can be detailed as follows:

in USD	2017	2016

Cash	246,045	4,933
Held-to-maturity investments	151,856,355	151,762,493
Total cash equivalents	152,102,400	151,767,426

The increase in cash held in the trust accounts is mainly explained by interest earned on the amount held in the trust account.
The Held-to-maturity investments represent the fair value at December 31, 2017, of 151,903,000 units of US Treasury bills that will mature on January 10, 2018 and are recognized at amortized cost.
Other cash balances amounting to $447,616 (2016: $1,823,321).  The decrease compared to the preceding accounting year is mainly explained by the settlement in cash of offering expenses and general and administrative expenses.
Including the amount being held in the Trust Account, Cash and cash equivalents amounts to $152,550,016 as of December 31, 2017, compared to $153,590,747 as of December 31, 2016.

5. Equity and non-current liabilities
Common Stock
The Company is authorized to issue up to 500,000,000 shares of common stock, consisting of (i) 400,000,000 Class A Shares and (ii) 100,000,000 shares of Class B common stock, par value $0.0001 per share (the "Class B Shares").  At December 31, 2017, there were issued and outstanding 15,173,100 Class A Shares and 3,793,275 Class B Shares, compared to 15,173,100 Class A shares and 4,312,500 Class B Shares as of December 31, 2016 (see also Note 11).
The Class B Shares will automatically convert into Class A Shares on the first business day following the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustment pursuant to the Company's Amended and Restated Articles of Incorporation.
At December 31, 2017, 14,744,762 shares were subject to redemption in connection with the Initial Business Combination (at an anticipated redemption value of $10.00 per share).  A total amount of $147,447,619 has been accounted for as a current liability (see also Note 3).
Our articles of incorporation do not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our Initial Business Combination.  As a result, Common stock subject to possible redemption decreased by $382,605 compared to December 31, 2016.
Preferred Stock
The Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Shares"), with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2017 and December 31, 2016, there were no Preferred Shares issued and outstanding.
Transaction Costs
The following transaction costs were recorded as a deduction from retained earnings:
in USD	2017	2016

Fees	-	6,193
Offering expenses	-	3,555,329
Total fees and expenses	-	3,561,521

Offering expenses comprise all expenses related to the initial public offering of 15,000,000 shares in the Company and the sale of 173,100 shares following the partial exercise of the Over-allotment Option, and include amongst others $3,034,620 of upfront underwriting fees (see also Note 14).  For the accounting year 2017, there were no transaction costs related to the issuance of shares.
6. General and administrative expenses
in USD	2017	2016

Audit fees	50,000	225,000
Registration and listing fees	10,000	88,364
Legal fees	383,574	-
Other fees	34,153	7,937
Other expenses	846,361	76,066
Total general and administrative expenses	1,324,088	397,367

Legal fees mainly relate to fees incurred in relation to the incorporation of Maritime Partner BVBA and Hamburg Maritime NV and fees for the legal work done in relation to the Tender Offer (see also Note 2).
Other expenses include $119,516 (2016: $15,000) of expenses charged by Belgische Scheepvaartmaatschappij - Compagnie Maritime Belge ("CMB"), the Sponsor's ultimate parent, under the Administrative Services Agreement (see also Note 11) and an amount of $393,537 (2016: $49,694) of Directors and Officers Liability Insurance (D&O) and Securities Offering Liability Insurance.
Prepaid expenses amounting to $180,582 (2016: $0) mainly consist of deferred charges related to the Directors and Officers Liability Insurance and Securities Offering Liability Insurance.
7. Net finance income/(expense)
in USD	2017	2016

Interest income on held-to-maturity investments	1,074,216	31,808
Foreign exchange gain.	9,997	-
Finance income	1,084,213	31,808
Interest expense on financial liabilities	(16)	(139)
Other finance expenses	(93,115)	(33,124)
Foreign exchange loss	(10,400)	(52)
Finance expenses	(103,531)	(33,315)
Net finance income/(expense) recognised in profit or loss	980,682	(1,507)

Other finance expenses mainly consist of bank charges related to held-to-maturity investments.
8. Earnings per share
Basic earnings per share
The calculation of basic earnings per share has been based on the following Profit/(Loss) attributable to owners of the Company and weighted-average number of common shares outstanding during the period.
Profit/(Loss) for the period attributable to owners of the Company	(382,605)
Weighted-average number of common shares at December 31, 2017	3,793,275
Basic earnings per share	(0.1009)

Diluted earnings per share
The calculation of diluted earnings per share has been based on the following Profit/(Loss) attributable to owners of the Company shareholders and weighted-average number of common shares outstanding during the period after adjustment for the effects of dilutive potential common shares.
Profit/(Loss) for the period attributable to owners of the Company	(382,605)
Weighted-average number of common shares (diluted) at December 31,2017	3,793,275
Diluted earnings per share	(0.1009)

At December 31, 2017, 3,356,413 Private Placement Warrants were excluded from the calculation of the diluted weighted-average number of common shares, because their effect would have been anti-dilutive.
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
The Company recognizes uncertain tax positions, if any, in the Consolidated Financial Statements based on the guidance in IAS 12.  Interest and penalties related to uncertain tax positions are recognized based on the guidance in IAS 12 as well.
The amount of $39,199 (2016: $0) included as Income tax expense represents withholding taxes payable on interest received on the Trust Account investments.
10. Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk currently consist of cash accounts in a financial institution only.  The Company has not experienced losses on these accounts and management is of the opinion that the Company is not exposed to significant risks on such accounts.
The proceeds held in the Trust Account do not carry a significant credit risk as these proceeds can be invested only in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act (see also Note 1).
11. Related Party Transactions
Founder Shares
On July 11, 2016, the Sponsor purchased 4,312,500 Class B Common Shares of the Company (which are the Founder Shares) for $25,000, or $0.006 per share. The Founder Shares are identical to the Public Shares included in the Units sold in the Public Offering except that, (i) only holders of the Founder Shares will be entitled to vote on the election of directors prior to the Company's initial Business Combination and, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the Over-allotment Option was not exercised in full by the underwriters so that the Sponsor will own 20% of the Company's issued and outstanding common shares after the Public Offering.  On January 3,2017, our Sponsor forfeited 519,225 Class B Common Shares pursuant to the partial exercise on December 16, 2016 of the underwriters' Over-allotment Option.  Subsequently the number of outstanding Founder Shares amounts to 3,793,275.
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
Related Party Loans
Pursuant to an unsecured promissory note (the "Note") dated November 14, 2016, the Sponsor agreed to loan the Company up to an aggregate of $250,000 to cover expenses related to the Public Offering. The Company borrowed $150,000 under the Note in connection with the Public Offering. The Note was interest bearing at a rate per annum equal to LIBOR plus 0.60% and was repaid in full on November 25, 2016.  A total of $139 was charged as interest on the Note.
No promissory notes have been granted throughout the financial year 2017.

Administrative Services Agreement
The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB.  Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of its Initial Business Combination or the liquidation of the Company.
As of December 31, 2016, $15,000 was expensed by the Company for services rendered by CMB for the period from November 18 through December 31, 2016.
For the period from January 1, 2017, through December 31, 2017, $119,516 was expensed for services rendered by CMB during that period.
12. Measurement of fair values
A number of the Company's accounting policies and disclosures require the use of fair values.
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
Taking into account that the Company did not have operations as of December 31, 2017, that the type of revenue will only be known once an Initial Business Combination has been completed and that the Company currently has no lease contracts, management is of the opinion that none of the aforementioned standards and amendments to standards, if currently adopted, would have had a material impact on the Company's Consolidated Financial Statements as of and for the year/period ended.
IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The first application of this method will not materially affect the Company's equity on January 1, 2018.
The following amendments to standards, which are effective for annual periods beginning on or before January 1, 2017, have been applied by the Group for the first time in preparing these Consolidated Financial Statements:
Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses effective as from January 1, 2017 and Amendments to IAS 7: Disclosure Initiative effective as from January 1, 2017. None of these amendments to standards and new or amended interpretations had a significant effect on the Consolidated Financial Statements of Hunter Maritime Acquisition Corp.
16. Subsequent Events
The Board of Directors approved the Consolidated Financial Statements on March 29, 2018.  Management has performed an evaluation of subsequent events through that date.  As at March 29, 2018, there are no relevant subsequent events.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Hunter Maritime Acquisition Corp.
By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Date:  March 29, 2018