Form 20-F/A
period 2017-12-31
Hunter Maritime Acquisition Corp.
filed 2018-04-24
CIK 1679450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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

Alexander Saverys, Chief Executive Officer, De Gerlachekaai 20, BE 2000, Antwerp, Belgium, 011-323-247-59-11

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common Stock	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	The Nasdaq Stock Market LLC

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
Yes	☒	No	☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☒	No	☐

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 20-F (this "Amendment") of Hunter Maritime Acquisition Corp. (the "Company") for the fiscal year ended December 31, 2017, originally filed with the U.S. Securities and Exchange Commission on March 30, 2018 (the "Original 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 "Exhibits," which was not included in the Original 20-F, and to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.
Except as described above, this Amendment does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 30, 2018.

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.
Hunter Maritime Acquisition Corp.
By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Date:  April 24, 2018