Form 20-F
period 2019-01-01
Hunter Maritime Acquisition Corp.
filed 2019-04-30
CIK 1679450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:  000-37947

Hunter Maritime Acquisition Corp.

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

None

On March 31, 2019, the registrant had 204,041,004 Class A Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes     ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer
☒ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐ Yes     ☒ No

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Report”), unless otherwise indicated, “Hunter Maritime,” “we,” “us,” “our,” or “Company” refers to Hunter Maritime Acquisition Corp., a company incorporated under the laws of the Marshall Islands, and its subsidiaries subsequent to the Business Combination (as defined and described below). The “Business Combination” refers to the merger of Hunter Maritime (BVI) Limited, a British Virgin Islands company (“Merger Sub”) with and into NCF Wealth Holdings Limited (“NCF”) , a British Virgin Islands company, which was consummated on March 21, 2019, which resulted in NCF becoming a wholly owned subsidiary of Hunter Maritime.

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

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from NCF’s audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, NCF’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. NCF’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2018	2017
Cash and cash equivalents	25,057,905	35,067,737
Total assets	182,885,053	124,841,872
Total Current liabilities:	36,847,590	29,486,419
Total liabilities	36,847,590	33,563,419
Total shareholders’ equity	146,037,463	91,278,453

	For the Years Ended December 31,
	2018	2017	2016

Net revenue
Transaction and service fee	$234,972,184	$208,166,308	$99,056,931
Transaction and service fee - related parties	6,273,413	87,660	1,176,104
Commission fee	8,751,657	4,334,526	10,080,180
Commission fee - related parties	1,626,942	3,628,848	1,197,575
Other revenue	13,787,535	5,541,601	2,755,364
Other revenue – related parties	7,039	149,701	33,935
Total net revenue	265,418,770	221,908,644	114,300,089

Operating cost and expenses
Sales and marketing expenses	156,329,090	150,411,453	103,619,248
Product development expenses	17,198,056	15,323,516	13,656,817
Loan facilitation and servicing expenses	3,919,555	3,334,719	2,973,370
General and administrative expenses	15,433,707	11,981,156	9,274,374
Total operating cost and expenses	192,880,408	181,050,844	129,523,809

Operating income (loss)	72,538,362	40,857,800	(15,223,720)

Other income (expenses)
Interest income – related parties	7,176,876	4,773,013	1,802,979
Interest expense – related parties	-	-	(282,276)
Interest (expense) income	(36,829)	(157,640)	126,616
Foreign currency transaction (loss) gain	(1,171,933)	2,246,572	(2,324,618)
Loss in equity method investment	(199,908)	(22,777)	(110,494)
Gain on sale of equity method investment	-	-	110,494
Gain on sale of equity interest in a subsidiary	94,104	-	-
Income from short-term investment	506,590	494,252	-
Other miscellaneous income (expense)	361,743	1,473	(159,090)
Total other income (expenses)	6,730,643	7,334,893	(836,389)

Income (loss) before income tax	79,269,005	48,192,693	(16,060,109)

Income tax (expense) benefit	(19,260,548)	(12,348,395)	2,806,686

Net income (loss)	60,008,457	35,844,298	(13,253,423)

Net loss attributable to non-controlling interest	(276,514)	(143,333)	(96,262)

Net income (loss) attributable to NCF Wealth Holdings Limited	$60,284,971	$35,987,631	$(13,157,161)

Less: Net income allocated to participating securities	2,848,612	1,700,503	-

Net income (loss) attributable to ordinary shareholders of NCF Wealth Holdings Limited	$57,436,359	$34,287,128	$(13,157,161)

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.05	$0.03	$(0.01)
Weighted-average number of ordinary shares used in computing basic net income (loss) per share	1,091,569,209	1,091,569,209	1,088,230,612
Diluted earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.05	$0.03	$(0.01)
Weighted-average number of ordinary shares used in computing diluted net income (loss) per share	1,145,706,634	1,145,706,634	1,088,230,612

Exchange Rate Information

Not Applicable.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Relating to our Business and Industry

The regulatory regime governing the online lending platform in China is developing and subject to changes in applicable laws and regulations. If Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”), one of our consolidated Variable Interest Entities (“VIEs”), which operates the peer-to-peer online lending platform, fails to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending industry in China, a comprehensive regulatory framework governing Beijing Oriental’s industry is under development by the People’s Republic of China, or PRC. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online lending industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online lending industry, including, among others, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, the Notice on Rectification of Cash Loan Business, or Circular 141, the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “History and Development of the Company—Regulation—Regulations on Consumer Lending Service Provider.”

Pursuant to the Interim Measures, online lending information intermediaries are required to register with their local financial regulatory authority, update their business scope in their business license to include a description of being an online lending information intermediary and obtain a telecommunication business license from the relevant telecommunication regulatory authority after registering with their local financial regulatory authority. Furthermore, according to the Interim Measures, the local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct Beijing Oriental to rectify its business operations that are deemed non-compliant with the Guidelines or the Interim Measures. On February 20, 2017, the Beijing Office of the Leading Group for Special Rectification of Internet Financial Risks (the “Office on Internet Financial Risks”) completed its review of Beijing Oriental’s operations and issued a Notice on the Fact-finding Rectification of Network-based Lending Information Intermediary Agencies (the “Notice of Rectification”), in which it advised Beijing Oriental that there were 34 items that needed to be rectified.

On March 9, 2017, Beijing Oriental submitted its Specification on Submitting ‘NCF Pu Hui Rectification Plan’ to the Office on Internet Financial Risks, with a proposal of the rectification plan and estimated time of completion on the basis of rectification requirements under the Notice of Rectification (Jing Zheng Zhi Ban Tong No. 004) (the “Initial Rectification Plan”). On August 4, 2017, Beijing Oriental further submitted a rectification plan to the Office on Internet Financial Risks, undertaking to: (i) during the rectification period, manage the scale of its platform business to ensure that the entire business adheres to limits imposed by the authorities; and withdraw any overstock business prior to August 24, 2017, (ii) rectify its business one by one according to the Notice of Rectification and Interim Measures, and (iii) submit the required regular and temporary information required by the Beijing CBRC Office and Beijing Municipal Bureau of Financial Work. To Beijing Oriental’s knowledge, the local financial regulatory authority, as of the date of this annual report, has not approved any application for the peer-to-peer (“P2P”) registration.

Beijing Oriental has already met 29 rectification requirements according to the Notice of Rectification. The remaining five rectification requirements have to be completed after the regulatory authorities clarify what they would like us to do. The details of the remaining five rectification requirements are as follows: (i) Beijing Oriental must wait for the Department of Industrial and Commercial Registration to issue specific measures for the modification of business scope before Beijing Oriental can amend its business scope; (ii) Beijing Oriental must apply for the Telecom Business Operation License in a timely manner according to the new requirements issued by the relevant regulatory authorities for the online lending platform; and Beijing Oriental must apply for the corresponding Telecom Business Operation License after it has registered and recorded its online platform; (iii) Beijing Oriental must submit the required regular information, after the Beijing Municipal Bureau of Financial Work and Beijing CBRC Office has specified such specific requirements; (iv) after the Beijing Municipal Bureau of Financial Work and Beijing CBRC Office have specified the specific requirements, Beijing Oriental must submit the required temporary information; and (v) after the foresaid financial regulatory authorities specified reporting channels, Beijing Oriental must submit the required suspicious transactions.

As of the date of this annual report, Beijing Oriental has not received any further notification from its local financial regulatory authority in response to its Initial Rectification Plan. Beijing Oriental cannot assure you whether it will be required to submit any additional application materials and whether it will be recognized by the local and national Internet Finance Associations and local financial regulatory authorities as having fulfilled the requirements under applicable rules and regulations and be registered as an online lending information intermediary. If Beijing Oriental is required to make further rectifications, its business and financial condition could be adversely affected. Also, failure to register as an online lending information intermediary, if deemed a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to Beijing Oriental, and its business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, in accordance with the relevant provisions of the competent communications authorities, Beijing Oriental shall apply for a value-added telecommunications business license, but the regulatory authorities have not made clear provisions on what types of value-added telecom business operation licenses should be applied for by P2P online platforms. If such a specific value-added telecommunications business licensing regime were introduced, we cannot assure you that Beijing Oriental would be able to obtain the newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue operations through Beijing Oriental.

Pursuant to Circular 57, as prerequisites to complete registration with the local financial regulatory authority, an online lending information intermediary is required to, among other things, (i) cease conducting any prohibited actions under the Interim Measures (see “History and Development of the Company —Regulation—Regulations on Consumer Lending Service Provider” for details) after August 24, 2016 and cease offering any loan of which the amount exceeds the upper limit under the Interim Measures after August 24, 2016, and shall have fully eliminated the outstanding balance of such non-compliance products that were offered before August 24, 2016; (ii) suspend offering campus loans, cash loans and down payment loans for purchasing real estate property, and gradually reduce the outstanding balance of the aforementioned loans; (iii) set up custody accounts with qualified banks to hold consumer funds, (iv) cease setting aside funds as risk reserve funds, and gradually reduce the existing scale of risk reserve funds, and (v) cease any illegal transfer of creditor’s rights as specified under Circular 57. The registration is required to be completed by most of the online lending information intermediaries by April 30, 2018, and shall in no case be later than June 30, 2018. In the event that any company conducts online lending information services without completing the registration with the relevant local financial regulatory authority, such company may be required to shut down its websites, cease operation of its entire business, have its operation license for telecommunication service revoked, and be forbidden to obtain financial service from financial institutions.

Notice on Rectification of Cash Loan Business, or Circular 141, promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that any cash loan which is characterized by a lack of specific scenes, designated purposes, targeted users and mortgage may be subject to inspection and rectification, and the online lending information intermediary shall not facilitate loans without designated purposes. It is stipulated in Circular 57 that an online lending information intermediary shall cease providing cash loans after the issuance of Circular 141 and shall gradually reduce its outstanding balance of cash loan within scheduled timetable in order to complete registration with the local financial regulatory authority. Beijing Oriental does not believe any of the loan products it facilitates is prohibited under Circular 141 and Circular 57, as none of its products has all of the four characteristics of cash loans as defined under Circular 141. However, in the absence of any authoritative interpretation of the key requirements or characteristics of cash loans, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. Beijing Oriental may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise, it may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to the violation of any rules with respect to cash loans under Circular 141 or Circular 57.

Opinions on Operating Well in Classified Disposition and Risk Prevention of Online Credit Institutions” or Circular 175, was promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 19, 2018. Circular 175 is a restatement of the previous various online lending institutions’ regulatory policies, but this document emphasizes that the institutions for different situations should be guided and classified. Wangxin Puhui platform has strictly followed the interim measures for online loan management and various regulatory policies, and compliance inspection work is steadily advancing. The introduction of clearer regulatory policies by government departments is conducive to the completion of archival filings by qualified normal operating agencies and the promotion of legal and compliant online lending platforms in a positive and orderly manner. Wangxin Puhui platform did not receive any new influence due to the release of Circular 175.

The Inspection Notice and the Compliance Checklist promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending in August 2018, (“Inspection Notice and Compliance Checklist”) further provides that the online lending information intermediaries shall complete self-inspection, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office by the end of December 2018. According to the requirements of the Inspection Notice and Compliance Checklist, Beijing Oriental has already submitted its self-inspection report and related materials of “Check List” for self-discipline inspection and administrative inspection to the Office of the Leading Group for Special Rectification on Risks in P2P Lending through the Jin-Guan-Tong System on October 14, 2018. Also, Beijing Oriental has already submitted its self-inspection report, self-correction report and related materials to the National Internet Finance Association of China through the System of National Internet Finance Association of China on October 19, 2018. As of the date of this annual report, the specific requirements and detailed implementation rules of such registration and licensing regime in Beijing are still pending further clarification. Although Beijing Oriental has proceeded to rectify its business model pursuant to Circular 57 and the Compliance Checklist, there may still be an outstanding balance of the non-compliance products as mentioned in Circular 57 and the Compliance Checklist.

Beijing Oriental received the Notice on Further Strict Implementation of ‘Three Reductions’ Goal from the Head Office of Chaoyang District, Beijing City for Special Rectification of Finance and Societal Risk on the date of April 24th, 2019. The Notice stated that business scale of Beijing Oriental continued to grow, according to recent statistic data. The Head Office expected Beijing Oriental to rectify and meet the requirement of ‘three reductions’ on loan balance, borrowers and lenders in accordance with the newest policy. If Beijing Oriental cannot meet the requirement of ‘three reductions’, its rectification shall not be accepted and shall not pass administrative inspection. The Notice required Beijing Oriental to provide comprehensive and feasible action plans via email by April 25. Beijing Oriental provided its detailed plan to the designated email address before the deadline.

To the extent that Beijing Oriental is not able to fully comply with these requirements, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations.

In addition, the overall regulatory conditions in China could affect our business and financial condition. For example, in 2018, the PRC government authorities issued a series of banking policies to control the leverage ratio of financial institutions, which has adversely affected the liquidity of capital in the market. Under such circumstances, the financial condition and repayment capability of some small and medium-size enterprises, was adversely affected, which may affect our cooperation with financial institutions.

If our operations are deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, correction orders, condemnation, fines, and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition, and prospects would be materially and adversely affected.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We commenced our online fintech marketplace business in July 2013 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment, and the development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serves, which may result in higher delinquency rates of transactions we facilitate. As our business develops or in response to competition, we may continue to introduce new products and services, make adjustments to our existing products and our business model. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include, among other things, our ability to:

●	offer personalized and competitive products and services;

●	increase the utilization of its products and services by existing borrowers and investors as well as new borrowers and investors;

●	offer attractive service fee rates while driving growth in size and profitability of its business; maintain low delinquency rates of loans facilitated by it;

●	develop sufficient, diversified, cost-efficient and reputable funding sources;

●	maintain and enhance its relationships with its other business partners;

●	broaden its prospective borrower and investor base;

●	navigate a complex and evolving regulatory environment;

●	improve its operational efficiency;

●	attract, retain and motivate talented employees to support its business growth;

●	enhance its technology infrastructure to support the growth of its business and maintain the security of its system and the confidentiality of the information provided and utilized across its system;

●	navigate economic condition and fluctuation;

●	compete profitably within our industry; and

●	defend itself against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Failure of other online lending platforms or damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

We operate in the fintech industry, a new and evolving industry. Any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that which arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected and potentially for a prolonged period of time. For example, certain troubled online lending platforms in China ceased operations in mid-2018. Although these online platforms are not related to us, their failures adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors.

Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The service fees we charge borrowers and investors may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our revenues from the transaction and other service fees we charge borrowers and investors. In 2016, 2017 and 2018, transaction and other service fees accounted for 94%, 87%, and 91% of our net revenues, respectively. In the event that the number and amount of service fees we collect from borrowers for loans we facilitate decreases significantly in the future due to regulatory or competitive factors and we are not able to reduce the funding cost of the loans we facilitate or adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

In addition, our service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment, and fiscal and monetary policies. If the service fees we collect from borrowers decrease significantly due to factors beyond our control, our business, financial condition and results of operations may be materially and adversely affected.

Our service fees charged to the borrowers, to the extent they may be fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, if the service fees that we charge borrowers are considered as loan interest, and if the sum of the annual interest that lenders charge and our service fees exceed 36%, the portion of the overall annual interest that exceed the 36% limit will be deemed invalid, and even if the borrower has paid the portion of the service fees that exceed the 36% limit, such borrower may request that we refund the portion of the service fees that exceed the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interest and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance.

In April 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on Rectification of Carrying out “Cash Loan” Business, or the Notice, which requires local counterparts of the National Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary rectification measures within a designated period to comply with relevant requirements specified in the Notice. The Notice focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violent loan collection practices in the cash loan business operation of online platforms.

The annualized fee rates of all new loans that we facilitated since 2018 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warnings, correction orders, or be required to reduce the fees and annual interest rate it charges our borrowers. In addition, any future changes on the annual percentage rate, or APR, ceiling may affect our profitability. If such situations were to occur, its business, financial condition, results of operations and prospects would be materially and adversely affected.

There is no clear regulatory guidance on APR calculation methodology we calculate the APRs of our loan products based on total borrowing costs and the original amount of loan principal on an annualized basis. If regulatory authorities unify the APR calculation to a method that is different from ours, the APRs of our current loan products might represent a risk of breaching the regulatory APR ceiling. As a result, we may be requested to lower our APRs by the regulators and our profitability might be negatively impacted.

Our asset cooperative institutions and funding cooperative institutions have a large proportion of related parties and a high degree of concentration, which may adversely affect our future business.

Our business relies mainly on asset cooperative institutions (the companies who introduce us to qualified borrowers) and funding cooperative institutions (the companies who introduce us to funding sources or investors) to bring assets and funds. As of December 31, 2018, we worked with 28 asset cooperative institutions and 74 funding cooperative institutions, among which 11 asset cooperative institutions and 14 funding cooperative institutions are related parties. Because a large part of our business and capital comes from our related parties, we are dependent on these important associated asset cooperative institutions and funding cooperative institutions. There were three (one from a related party), four (two from related parties), and two (one from a related party) asset cooperative institutions that accounted for 55% (17% from a related party), 57% (26% from a related party), and 43% (20% from a related party) of the total loan facilitated as of December 31, 2018, 2017 and 2016, respectively. There were two (two from related parties), two (two from related parties), and one (one from a related party) funding cooperative institutions that accounted for 64% (64% from related parties), 39% (39% from related parties) and 39% (39% from related parties), of the total loan facilitated as of December 31, 2018, 2017 and 2016, respectively. The loss of support from related parties will adversely affect our core business.

We face competition in the fintech industry, and, if we do not compete effectively, our results of operations could be harmed.

The fintech industry in China is highly competitive, and we compete with other sizable online marketplaces. We also compete with other financial products and companies that may attract borrowers, investors, and institutional funding partners. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products and services offerings. Our competitors may also have longer operating histories, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of its competitors. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

With respect to investors, we compete with other online consumer finance marketplaces offering multiple investment products, wealth management centers and traditional banks in China. If a substantial number of our investors switch to other investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through NCF’s platform was approximately RMB 77 billion (USD 11 billion) in 2016, approximately RMB 95 billion (USD 15 billion) in 2017 and approximately RMB 71 billion (USD 10 billion) in 2018. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers.

If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase the amount of loans we facilitate and corresponding revenues, and our business and results of operations may be materially and adversely affected.

Failure in our proprietary credit analysis and risk management system may materially and adversely affect our products and service.

We offer our products and services based on the risk assessment conducted by our proprietary credit analysis and risk management system. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third-party sources. Even though we have accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not provide an accurate risk assessment for borrowers. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain is inaccurate or outdated, our credit analysis could result in us making loans we should not be making. If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may be unable to offer attractive service fee rates and products and services to borrowers, be unable to maintain low delinquency rates for loans we facilitate, or be unable to maintain satisfactory annualized investment returns for investors. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low borrower’s delinquency rates, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Investments in our Wangxin platform and Wangxin Puhui platform involve inherent risks as the return of the principal on an investment made through our platforms is guaranteed by guarantors. If widespread defaults were to occur, regardless of whether such defaults resulted from a failure of our risk management system, our investors may lose confidence in our platforms and our business and results of operations may be materially and adversely affected.

The data that we collect may be inaccurate due to inadvertent error or fraud. If we fail to detect inaccurate and false information, the performance of our credit analysis will be compromised, and our business, results of operations and brand and reputation will likely be negatively impacted.

Our risk management system is dependent on accurate data being provided by applicants or, with their authorization, third parties. The data we receive may not accurately reflect an applicant’s creditworthiness because such data may be based on outdated, incomplete or inaccurate information due to inadvertent error or fraud. In addition, the completeness and reliability of credit history information in the PRC are relatively limited.

In addition, a significant increase in fraudulent activity by our borrowers could negatively impact our brand name and reputation, discourage investors from investing in loans on our platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase its costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert its management’s attention and cause us to incur additional expenses and costs.

If the local financial assets exchanges which we cooperate with fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Since March 2017, we have been working with financial exchanges (comprehensive financial assets trading service platform approved and established by the local governments in the PRC). As the issuer for the products of financial exchanges, the financing party, mainly SMEs, strikes a financing deal with investors of financial exchanges through the intermediary information service of financial exchanges. We provide registration services include advising companies on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. We charge registration holders (usually are borrowers) for the E-APP product registration services.

If the government regulatory authorities impose stricter regulatory requirements for service providers participating in financial exchanges, or financial exchanges cooperating with us are no longer able to work with us due to regulatory violations or otherwise, our business operation, profitability and financial position would be materially and adversely affected.

If we fail to comply with existing and future applicable laws or regulations or requirements relating to our fund sales business, there may be a risk that the fund sales business is terminated.

Our wholly-owned subsidiary, Shenzhen Yingxin Fund Sales Co., Ltd., or Yingxin Fund, is mainly engaged in the fund sales business. If Yingxin Fund violates applicable rules related to fund sales, or the information management platform established by Yingxin Fund does not meet the requirements of relevant laws, Yingxin Fund may face administrative punishments from the China Securities Regulatory Commission, or the CSRC. If the violation is significant enough, Yingxin Fund may even face the risk of suspension or termination of its license and associated business activities.

We may not acquire or maintain the qualifications and permissions for conducting third party wealth management business.

Beijing Yinghua Wealth Investment Management Co., Limited, or Yinghua Wealth, is a subsidiary of oursthat is mainly engaged in third-party wealth management. Currently there is no mandatory regulatory qualification or license required for Yinghua Wealth to conduct third-party wealth management business. The third-party wealth management business conducted by Yinghua Wealth may be restricted by specific regulations and policies issued by regulators in the future, and may need to obtain appropriate qualifications and permissions in accordance with regulatory requirements. We cannot guarantee that Yinghua Wealth will obtain the necessary qualifications or permissions in a timely fashion in the future, which could result in the wealth management business being terminated. If the wealth management business were terminated, our business, financial condition and prospects would be materially and adversely affected.

The laws and regulations governing wealth management, asset management and other financial industries in China are developing and subject to further changes.

As of the date of this annual report, the relevant regulatory authorities and the Asset Management Association of China, or AMAC, have released many laws and regulations governing the wealth management, asset management and other financial industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products, and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework. As we develop our business, the products we manage or distribute might be subject to detailed regulations and policies in the future, and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

The financial products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of financial products, including fixed income products, private equity products, secondary market equity products and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations, and prospects.

In addition, we must accurately describe the products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of the financial products we distribute or manage, our reputation, client relationships, business, and prospects will be materially and adversely affected.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of financial products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of revenues from recurring fees and commissions paid by financial product providers. These recurring fees and commission rates are negotiated, and vary from product to product. Recurring fees and commission rates fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for financial products, the availability of comparable products from other product providers at a lower cost, the availability of alternative financial products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of financial products that we distributed or managed may have significant impact on our bargaining power with product providers in relation to the commission and fee rates for future products. Since we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

Beijing Oriental may be required to obtain additional value-added telecommunication business licenses.

PRC regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a value-added telecommunication business license. If Beijing Oriental fails to obtain licenses required for its business, Beijing Oriental could be subject to sanctions including corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, Beijing Oriental’s websites and mobile applications may be ordered to cease operation.

Pursuant to the Interim Measures, Beijing Oriental is required to apply for the appropriate telecommunication business operation permit (which is the value-added telecommunication business license) in accordance with relevant provisions of competent communication departments after Beijing Oriental has completed the required registration of online lending intermediaries with its local financial regulatory authority. The local government authority has not yet issued the relevant implementation rules regarding such filing and therefore Beijing Oriental cannot assure you Beijing Oriental will be able to make the necessary filing or apply for the value-added telecommunication business license. Even if Beijing Oriental has obtained the telecommunication business license, Beijing Oriental may also be subject to monetary penalty or suspension of operation and rectification by the telecommunication administrations if Beijing Oriental fails to operate the business as prescribed in the telecommunication operating licenses, or fails to operate the business as regulated by the telecommunications administration or other regulatory authorities.

Nevertheless, the interpretation and the enforcement of such regulations in the context of the online lending industry remains uncertain, and therefore, it remains unclear what kind of value-added telecommunication business licenses Beijing Oriental should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, Beijing Oriental cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of its consolidated VIEs or subsidiaries of its consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for its industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, Beijing Oriental cannot assure you that Beijing Oriental would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject Beijing Oriental to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect its business and impede its ability to continue its operations.

If our products and services do not achieve sufficient market acceptance, our financial condition, results of operations and competitive position will be materially and adversely affected.

We facilitate various loan products to our borrowers. While we intend to broaden the scope of products and services that we offer, we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for them to be economically feasible for us to bear the default risks associated with the product(s) and to recoup our investment costs in developing and bringing such products to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

●	its failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;

●	its existing products and services may cease to be popular among current borrowers and investors or prove to be unattractive to prospective borrowers and investors;

●	its failure to assess risk associated with new products and services and to properly price such products and services;

●	negative publicity about its products and services or mobile applications’ performance or effectiveness;

●	critical assessment taken by regulatory authorities that the launch of new products and services and changes to its existing products and services do not comply with PRC laws, regulations or rules applicable to us; and

●	the introduction or anticipated introduction of competing offerings by competitors.

Increases in market interest rates could negatively affect the amount of loans we facilitate and cost of funds provided to borrowers.

All loans we have facilitated have fixed service fee rates charged by it and interest rates. If prevailing market interest rates rise, the service fee rates and interest rates of loans we facilitate may rise accordingly, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use ours products because of such an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected.

Wangxin Puhui platform is obligated to verify information relating to borrowers and to detect fraud. If Wangxin Puhui platform fails to perform such obligations to meet the requirements of relevant laws and regulations, Wangxin Puhui platform may be subject to liabilities.

Wangxin Puhui platform’s business of connecting investors and individual borrowers constitutes an intermediary service, and its contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if Wangxin Puhui platform fails to provide material information to investors and are found to be at fault for failure or deemed the failure to exercise proper care, or to conduct adequate information verification or supervision, Wangxin Puhui platform could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders. Wangxin Puhui platform leverages a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during its daily business operations, Wangxin Puhui platform updates its database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although Wangxin Puhui platform believe that as an information intermediary, Wangxin Puhui platform should not bear the credit risk for investors as long as Wangxin Puhui platform takes reasonable measures to detect fraudulent behaviors, Wangxin Puhui platform cannot assure you that Wangxin Puhui platform would not be subject to any liabilities under the Interim Measures if Wangxin Puhui platform fails to detect any fraudulent behavior. If that were to occur, its results of operations and financial condition could be materially and adversely affected

We may need additional capital to accomplish business objectives, pursue business opportunities, and respond to challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Historically, NCF has issued equity shares to support the growth of its business. As we intend to continue to make investments to support the growth of our business, the combined company may require additional capital to accomplish our business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and enhancing our operating infrastructure. Accordingly, the combined company may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when the combined company needs them, on terms acceptable to it, or at all. In the event that the combined company obtains debt financing, repayment of debt may divert a substantial portion of cash flow, which would reduce funds available for expenses and payment pursuant to other general corporate purposes.

Volatility in the credit markets may also have an adverse effect on its ability to obtain debt financing. If the combined company raises additional funds through further issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities the combined company issues could have rights, preferences, and privileges superior to those of holders its common shares. If the combined company is unable to obtain adequate financing or financing on terms satisfactory to it when it is needed, its ability to continue to accomplish its business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances could be significantly limited, and its business, operating results, financial condition and prospects could be adversely affected.

Undetected errors or significant disruption in our IT system, including events beyond its control, could prevent us from offering our products and services, thereby reducing the attractiveness of our products and services and resulting in a loss of borrowers or investors.

Our business and internal systems rely on software and processes that are highly technical and complex. In addition, our business depends on the abilities of these software and processes to store, retrieve, process and manage large amounts of data. The software and processes on which we rely have contained, and may now or in the future contain, errors or bugs. Some errors may only be discovered after the code has been released for external or internal use.

In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether willful or not, could harm our reputation and our relationships with borrowers and investors. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loan applications and other business operations, damage our brand name and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and discourage users from using our products and services, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.

We have access to, stores and processes certain personal information and other sensitive data from our users and our business partners, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect confidential information that we have access to, our security measures could be compromised. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and be used for criminal purposes.

We also face indirect technology, cybersecurity and operational risk relating to the third parties upon whom we rely on to facilitate or enable our business activities, including, among others, custodian banks and third-party online payment service providers who manage accounts for certain borrower and investor funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such custodian banks and third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and investors. If that were to occur, both us and third-party payment service providers could be held liable to borrowers and investors who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, its relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations with respect to the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from our users. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with its current policies and practices, changes to the features of its system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers, such as us, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of its websites, suspension of operation revocation of business licenses, confiscation of illegal gains. The fines imposed on the company ranging from approximately RMB10,000 (approximately $1,457) to RMB1 million (approximately $145,705) or management personnel ranging from approximately RMB5,000 (approximately $729) to RMB1 million (approximately $145,705 based on the exchange rate of 0.145705 as of December 31, 2018).

Due to the relatively new nature of the PRC Cybersecurity Law and the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law’s vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the PRC Cybersecurity Law in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law itself, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the law to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, and thus, become discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are quickly fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report their results of operations, meet their reporting obligations or prevent fraud.

NCF was a private company and its internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in our financial statements. NCF’s independent registered public accounting firm has not conducted an attestation of its internal control over financial reporting. However, in connection with the audits of its consolidated financial statements as of and for the fiscal years ended December 31, 2018, NCF and its independent registered public accounting firm identified three “material weaknesses,” and other control deficiencies including significant deficiencies in its internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of written policy to identify related party and related party transactions. Subsequent testing by us or our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Upon completion of this annual report, NCF has merged with a wholly owned subsidiary of Hunter Maritime, a public company in the United States and the combined company will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that the combined company include a report of management on its internal control over financial reporting in its annual report on Form 20-F. However, as an “emerging growth company” as defined in the JOBS Act, the combined company may choose to not comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as to the effectiveness of its internal controls over financial reporting until such time that it ceases to be an “emerging growth company,” although it will still be required to implement and maintain internal control over financial reporting and include the management assessment in its annual reports under Section 404. To comply with Section 404, the combined company may incur substantial costs, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if the combined company is not able to comply with the requirements of Section 404 in a timely manner or if it or its independent registered public accounting firm identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, the combined company could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on the combined company’s business and operating results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “History and Development of the Company—Intellectual Property” and “History and Development of the Company —Regulation—Regulations on Intellectual Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological development, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. The confidentiality agreement, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of its intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial litigation costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may unknowingly infringe on other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights through our products and services or other aspects of our business. As a result, we may be subject to legal proceedings and claims relating to the intellectual property rights of others from time to time in the future. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the interpretation and application of China’s intellectual property right laws and the procedures and standards for protecting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are uncertain and still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with its analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Any failure by us, institutional funding partners, payment service providers or funds custody banks to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, or expose us to significant penalties, and decrease our revenues and profitability.

We have adopted and implemented various policies and procedures including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners, payment service providers and funds custody banks, in particular, funds custody banks that handle the transfer of funds from lenders to borrowers, to have their own appropriate anti-money laundering policies and procedures. Our institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional investors and payment processors.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. The Interim Measures require online lending intermediaries to comply with certain anti-money laundering obligations, including verifying user identity, reporting suspicious transactions and keeping identity data and transaction records. The Custodian Guidelines require the anti-money laundering obligation to be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall cooperate with funds custody banks to fulfill anti-money laundering obligations. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

Our business depends on the continued efforts of our senior management and key technology development personnel. If one or more of its key executives or key technology development personnel were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Ms. Huanxiang Li, its President, Mr. Jia Sheng, its Chief Executive Officer, Ms. Xin Li, its Chief Operating Officer, Mrs. Li Wei, its Chief Financial Officer, Mr. Ruoshi Zhang, its Chief Technology Officer are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, while we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers or key technology development personnel, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we grant employees stock options or other equity incentives in the future, our net income could be adversely affected.

NCF granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. NCF also granted RSUs to non-employees, which is subject to ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. NCF re-measured the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method. As of December 31, 2018, the outstanding option shares were 35,000,000. As a result, NCF incurred an accumulated share-based compensation expense for the stock options of $1,320,312 as of December 31, 2018. As of December 31, 2018, the outstanding restricted stock units granted to employees were 52,753,394 and the outstanding restricted stock units granted to non-employees were 3,990,950. As a result, an accumulated share-based compensation expense for the restricted stock units of $ 19,891,188 was incurred by NCF as of December 31, 2018. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

Increase in labor costs in the PRC may adversely affect our business and results of operations.

In recent years, the Chinese economy has experienced inflationary and labor costs increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of ensuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We are subject to the risk of a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and investors’ ability and desire to invest in loans. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of our creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This, in turn, may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

The offering of our products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which we do not control.

Our loan products and loan facilitation services are offered through mobile applications. We may need to devote significant resources to support and maintain such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores’ standard terms and policies for application developers.

Our future growth and results of operations could suffer if we experience difficulties in the future in offering our products and services through our mobile applications, or if we face increased costs to distribute our mobile applications. If it becomes increasingly difficult for our users to access and utilize our products and services on their mobile devices, or if the prevailing mobile operating systems do not support our mobile applications, our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in Internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

Risks Relating to our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to its consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to e-commerce which do not apply to us. The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are a company incorporated with limited liability in the British Virgin Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, Beijing NCF Cloud Service Information Technology Co. Limited and Beijing NCF Financial Services Information Technology Co. Limited, or Beijing WFOEs, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and affiliates. The Beijing WFOEs have entered into a series of contractual arrangements with the consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “History and Development of the Company —Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”).”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Grandall Law Firm is of the opinion that our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated VIEs and subsidiaries, and the contractual arrangements among them are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of its PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking its business and operating licenses;

●	levying fines on us;

●	confiscating any of its income that they deem to be obtained through illegal operations;

●	shutting down its services;

●	discontinuing or restricting its operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change its corporate structure and contractual arrangements;

●	restricting or prohibiting its use of the proceeds from overseas offerings to finance its PRC consolidated VIEs’ business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to its business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to its corporate structure and contractual arrangements. See “Risks Relating to our Corporate Structure”. The enactment of the PRC Foreign Investment Law may materially and adversely affect our business and financial condition. The occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected. However, we do not believe that such actions would result in the liquidation or dissolution of its company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “History and Development of the Company —Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”)”.

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with its consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to its consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

If NCF Cloud Services would not be granted Hi-Tech Enterprise status and the Certification of Software Company, our financial condition would be materially and adversely affected.

NCF Cloud Services holds the Certification of High-tech Enterprise (No. GR201711004462) issued by Beijing Municipal Science and Technology Commission, Beijing Local Taxation Bureau, Beijing Municipal Finance Bureau, Beijing Municipal State Taxation Bureau and Beijing Local Taxation Bureau on October 25, 2017, and the term of validity of the certificate is three years. According to the Corporate Income Tax Law of the People’s Republic of China, corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%.

NCF Cloud Services holds the Certification of Software Company (Jing RQ-2018-1107) issued by Beijing Software and Information Service Industry Association on November 30, 2018, and the term of validity of the certificate is one year. According to Promulgation of Several Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, any eligible software enterprise that has been determined is entitled to the preferential CIT policy of “exemption for two years and 50% reduction for three years” from the year when it starts to make profits. In the case of co-existence of the preferential CIT policy for eligible software and IC enterprises and other preferential CIT policies, the enterprise concerned may choose the most preferential policy only and shall not enjoy all preferential CIT policies concurrently.

If the above-mentioned policies would change or NCF Cloud Services would not be granted High-tech Enterprise or Eligible Software Enterprise status as defined in Administration of Taxation on Revising and Issuing the Measures for the Administration of the Certification of High-tech Enterprises and Promulgation of Several Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, NCF Cloud Services would not enjoy the benefits of enterprise income tax reduction and exemption, and our financial condition may be materially and adversely affected.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us, which may have a material adverse effect on our business and financial condition.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “History and Development of the Company —Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”).” All of our revenue is attributed to its consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of the equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Risks Relating to Doing Business in China —There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

In connection with its operations in China, we rely on Mr. Zhenxin Zhang and Ms. Huanxiang Li, the shareholders of our consolidated VIEs, to fulfill the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of our consolidated VIEs may differ from the interests of the company as a whole. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in our best interest or that those conflicts of interest will be resolved in our favor. In addition, these individuals and entities may breach or cause the consolidated VIEs and their subsidiaries to breach or refuse to renew their existing contractual arrangements with us.

Currently, we do not have arrangements that address potential conflicts of interest shareholders of our consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of its company. However, we could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by it as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of the attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the powers of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to its company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain, and with the laws of the British Virgin Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to its best interests. However, the legal frameworks of China and the British Virgin Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If there is a dispute between us and the shareholders of our consolidated VIEs, we might have to initiate a lawsuit to protect our rights, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of its controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, misappropriate or misuse these assets, its business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that its business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration of Taxation, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have six major types of chops (similar to a corporate seal in the United States)—corporate chops, contract chops and finance chops, invoice chops, human resources chops and legal person chops. We us corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and mechanisms to monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains misappropriates the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtain, misuses or misappropriates its chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources expenses while distracting management from our operations, and our business and operations may be materially and adversely affected.

The enactment of the Foreign Investment Law may materially and adversely affect its business and financial condition.

The Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law (the “2015 Draft Foreign Investment Law”) in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China.

Among other things, the 2015 Draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The 2015 Draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories:

●	holding 50% or more of the voting rights or similar rights and interests of the subject entity;

●	holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or

●	having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operational, financial, staffing and technological matters.

Under the 2015 Draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely be scrutinized and subject to foreign investment restrictions and approval from MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

On December 26, 2018, the National People’s Congress published the Foreign Investment Law of the People’s Republic of China (the “2018 Draft Foreign Investment Law”) on its official website aiming to solicit public opinions. The 2018 Draft Foreign Investment Law is a widely regarded to be a revision of the 2015 Draft Foreign Investment Law.

On March 15, 2019, the Foreign Investment Law was adopted by the NPC and will come into effect on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. Moreover, as the interpretation and implementation of the Foreign Investment Law has not been officially promulgated, there are uncertainties as to whether it will impact the viability of our current corporate structure, corporate governance and business operations.

Conducting operations through contractual arrangements (VIE agreements) has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The 2018 Draft Foreign Investment Law and the Foreign Investment Law deletes not only the concept of “actual controller” introduced by the 2015 Draft Foreign Investment Law, but also all terms of “protocol control”. There is no clear stipulation on whether the control of domestic enterprises or the holding of rights and interests of domestic enterprises through contractual arrangements or other means belongs to the category of foreign investment. Under the new Foreign Investment Law that is adopted on March 15, 2019 and will become effective on January 1, 2020, the operation mode for us to control our subsidiaries in China through VIE structure will not be affected.

Although the Foreign Investment Law did not mention the principle of “actual control” (including VIE structures) as stipulated in the Draft Foreign Investment Law 2015, according to the fourth category of foreign investment activities mentioned in the Foreign Investment Law, namely, “investing in any other ways as stipulated under laws, administrative regulations or provisions of the State Council”, the “actual control” principle (including VIE structures) may be proposed in form of other laws, administrative regulations or means as stipulated by the State Council. Under these circumstances, if the actual controller has foreign nationality, the VIE will be regarded as a foreign invested enterprise. Once an entity is designated as a foreign-invested company, its investment in the PRC will be limited to the scope stated in the Negative List. As advised by our PRC Legal Advisers, if there are no other newly issued or revised laws and regulations about regulating the “control of domestic enterprises through contractual arrangements”, the Foreign Investment Law will not have a significant impact on the effectiveness of our existing Contractual Arrangements.

At the same time, the Foreign Investment Law stipulates that the Negative List for the access of foreign investment is divided into “prohibited investment areas” and “restricted investment areas”. However, the Foreign Investment Law does not specify the scope of business which are included in the fields of restricted investment and prohibited investment. It is unclear whether any business areas of companies that currently controlled by us through the VIEs agreements will be listed on the negative list in the future.

Thus, if the PRC entities currently controlled by us through VIE agreements are identified as a foreign-invested enterprise in the future under the enacted and enforced foreign investment law, and their business areas are listed as restricted or prohibited area according to the negative list for foreign investment access, the competent authority may require those PRC entities to go through further approval procedures. And if those PRC entities do not obtain the necessary approval procedures in time, our business and financial condition and operating results may be materially and adversely affected.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain its growth and expansion strategies.

After the merger, all of the combined company’s operations will be entirely conducted in the PRC and all of its revenue will be sourced from the PRC. Accordingly, the combined company’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the combined company. Its financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to the combined company. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for its services and consequently have a material adverse effect on its businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the Internet consumer finance industry, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede its ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with the Merger under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Grandall Law Firm, that CSRC approval is not required in the context of the Business Combination given that (i) the Beijing WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among Beijing WFOE, the VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether the Business Combination is subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for the Business Combination or if the CSRC or any other PRC government authorities publish any interpretation or implements rules before its listing that would require us to obtain CSRC or other governmental approvals for the Business Combination, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the Business Combination into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations—Regulations on Overseas Listing.”

PRC regulations relating to investments in offshore companies by PRC residents may subject its PRC-resident beneficial owners or its PRC subsidiary to liability or penalties, limit its ability to inject capital into its PRC subsidiary or limit its PRC subsidiary’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires the amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Zhang Zhenxin completed the SAFE Circular 37 registration in relation to his investment in Great Reap Ventures Limited, First P2P Limited (currently known as NCF Wealth Holdings Limited) and UCF Huarong Investment (HK) Co., Limited on September 25, 2014. The registration also recorded the roundtrip investment into Beijing Hua Rong Ju Hui Investment Consultation Co., Limited (currently known as Beijing NCF Financial Service Information Technology Co., Ltd) made indirectly through the aforesaid offshore special vehicle companies. Mr. Zhang Zhenxin completed the SAFE Circular 37 registration in relation to his investment in Nimble Ring Limited, a company established in the British Virgin Islands in September 2014, on July 22, 2015. Neither the two registrations in the abovementioned reflect the domestic interest held by Zhenxin Zhang in Jing Xun Shi Dai and the roundtrip investment of Beijing NCF Cloud Service Information Technology Co., Ltd.

According to the SAFE Circular 37 and the Guidance on Direct Investment Foreign Exchange Affairs, PRC residents are only required to register the first level of the offshore special vehicle directly owned by them and update their SAFE Circular 37 registration in the event of certain material changes at such first-level offshore special vehicle. PRC law does not explicitly require a change of registration to be made in relation to any new roundtrip investment or any changes of the domestic interest held by the PRC resident. Therefore Mr. Zhang Zhenxin is not required to file for new registration or change of registration to reflect the domestic interest in Jing Xun Shi Dai and the roundtrip investment of Beijing NCF Cloud Service Information Technology Co., Ltd., and that the existing two SAFE Circular 37 registrations made by Mr. Zhang Zhenxin are sufficient and in compliance with the PRC law.

We have notified substantial beneficial owners of Class A common shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of its beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of its company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to its company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of future offerings to make loans to our PRC subsidiary and consolidated VIE, or to make additional capital contributions to our PRC subsidiary.

After the Merger, as an offshore holding company with PRC subsidiaries, Hunter Maritime may transfer funds to its PRC subsidiaries by means of loans or capital contributions, which are treated as foreign-invested enterprises under PRC laws. However, loans by Hunter Maritime to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from the foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit its ability to transfer any foreign currency we hold, including the net proceeds from future offerings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by its consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to its PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to its PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, and to capitalize or otherwise fund its PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Its directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before its company becomes an overseas listed company. After our company becomes an overseas listed company, us and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Subsequent to the completion of the Business Combination, we are making efforts to comply with these requirements. However, there can be no assurance that we can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject us to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into its wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

NCF relies to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements.

NCF is a holding company and relies to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries, including its wholly-owned PRC subsidiaries and the subsidiaries of each VIE and on remittances from the consolidated VIEs, for its offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, fund intercompany loans, service any debt NCF may incur outside of China and pay its expenses. When its principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to its PRC subsidiary and certain other subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

Under PRC laws, rules and regulations, each of its subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, its wholly-owned PRC subsidiary, which is a wholly foreign-owned enterprise under PRC law, cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of its wholly-owned PRC subsidiary, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, its subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of its consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of its subsidiaries to pay dividends to us could limit its ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to its businesses, pay dividends to its shareholders or otherwise fund and conduct its business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may, therefore, be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on its global income. In such a case, our profitability and cash flow may be materially reduced as a result of its global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of its common shares by its foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If the combined company is deemed a PRC resident enterprise, dividends paid on its common shares, and any gain realized from the transfer of its common shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if the combined company is deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of common shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If the combined company or any of its subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of its common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to its non-PRC investors, or gains from the transfer of its common shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in its common shares may decline significantly.

We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in its offshore subsidiaries or investments. We may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, its PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIE. Currently, certain of its PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate its ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit its ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our common shares, and may limit its ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Risks relating to our Securities

We may redeem the Warrants at a time that is not beneficial to Warrant holders.

We may call the Warrants for redemption at any time after the redemption criteria described elsewhere in this annual report have been satisfied. If we call the Warrants for redemption, Warrant holders may be forced to accept a nominal redemption price or sell or exercise the Warrants when they may not wish to do so.

There is no guarantee that the Public Warrants will ever be in the money at a time that they are exercisable and they may expire worthless.

The exercise price for our Public Warrants is $11.50 per share. There is no guarantee that the Public Warrants will ever be in the money when they are exercisable, and as such, the Public Warrants may expire worthless.

Certain security holders have registration rights, the future exercise of which may adversely affect the market price of the Class A common shares.

We have granted the former stockholders of NCF and our pre-IPO security holders the right to demand that we register their unregistered Class A common shares and Warrants. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Class A common shares.

A market for our securities may not fully develop, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may never fully develop or, if developed, it may not be sustained. In addition, the price of the securities after the offering can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the Over the Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included in a securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our ability to request indemnification from the former NCF Stockholders for damages arising out of the merger is limited to those claims where damages exceed $10,000,000 and is also limited to our Class A common shares placed in escrow.

To provide a fund to secure the indemnification obligations of the former NCF Stockholders to us against losses that we may sustain as a result of or in connection with any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of NCF contained in the Merger Agreement or any certificate or other writing delivered to us pursuant to the Merger Agreement, a portion of the Closing Payment Shares, in the aggregate of 15,000,000 Class A common shares, were placed in escrow, valued at $10.00 per share, which will be returned for cancellation to the extent that we have damages for which we are entitled to indemnification.

The vast majority of our publicly trading Class A common shares were redeemed in connection with the Business Combination and our Class A common shares have limited liquidity.

The vast majority of our publicly trading Class A common shares were redeemed in connection with the Business Combination and our Class A common shares have limited liquidity. As a result, there was significant volatility in our trading price immediately after the closing of the Business Combination and our Nasdaq halted trading in our shares on March 27, 2019 due to such trading volatility. In addition, on April 24, 2019, we received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel determined to suspend trading in our securities effective at the open of business on Friday, April 26, 2019 and to formally delist the securities on May 9, 2019 unless we appeal the decision. Although we intend to appeal the decision and take all action that we can to remain listed, we cannot assure you that we will be able to remain listed. In the event that we fail to remain listed, our stock will experience reduced liquidity than if we were able to remain on Nasdaq.

Our stockholders will only be able to exercise a Warrant if the issuance of Class A common shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the Warrants.

No Warrants will be exercisable on a cash basis and we will not be obligated to issue registered Class A common shares unless the Class A common shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Because the exemptions from qualification in certain states for re-sales of Warrants and for issuances of Class A common shares by the issuer upon exercise of a Warrant may be different, a Warrant may be held by a holder in a state where an exemption is not available for issuance of Class A common shares upon exercise of the Warrants and the holder will be precluded from exercising the Warrant. As a result, the Warrants may be deprived of any value, the market for the Warrants may be limited and the holders of Warrants may not be able to exercise their Warrants if the Common Stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside.

Because we are incorporated under the laws of the Marshall Islands, you may face difficulty protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a corporation incorporated under the laws of the Marshall Islands, and certain of our assets may in the future be located outside the United States. In addition, all of our directors and officers, and their assets, are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. You may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

Nasdaq could delist our Class A common shares, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Our securities are listed on the Nasdaq Capital Market, although they are currently suspended from trading. On July 23, 2018, we received a written notice from the Listing Qualifications Department of Nasdaq indicating that we are not in compliance with Listing Rule 5550(a)(3), which requires us to have at least of 300 shareholders for continued listing on the exchange (the “Minimum Shareholders Rule”). On September 13, 2018, we submitted to Nasdaq a plan to maintain our Nasdaq listing. Nasdaq accepted our plan and granted us an extension of 180 calendar days from the date of the notice, or until January 22, 2019, to evidence compliance with this rule. On January 24, 2019, we received a letter from Nasdaq stating that the Company had failed to demonstrate compliance with the Minimum Shareholders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist our Class A common shares, units and warrants from Nasdaq. We subsequently appealed the delisting determination, and, subsequent to a February 28, 2019 hearing and subject to certain conditions, we were granted until June 15, 2019 to meet the Minimum Shareholders Rule. In addition, on March 27, 2019, Nasdaq suspended trading in our securities due to the significant volatility in our common stock subsequent to the Business Combination.

Subsequently, on April 24, 2019, we received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel determined to suspend trading in our securities effective at the open of business on Friday, April 26, 2019 and to formally delist the securities on May 9, 2019 unless we appeal the decision. Although we intend to appeal the decision and take all action that we can to remain listed, we cannot assure you that we will be able to remain listed. In the event that we fail to remain listed, our stock will experience reduced liquidity than if we were able to remain on Nasdaq.

As a result of Nasdaq’s suspension or delisting of our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A common shares are a “penny stock” which will require brokers trading in our Class A common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If our common shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,001 or less and our common shares have a market price per share of less than $5.00, transactions in our common shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to the transaction prior to sale;

●	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our common shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

Hunter Maritime Acquisition Corp. was formed on June 24, 2016 under the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, an operating businesses or assets. Our subsidiary, NCF Wealth Holdings, does business under the NCF name.

Description of the Business Combination

On October 5, 2018, we entered into the Merger Agreement with NCF and Zhenxin Zhang, as representative of the NCF Stockholders, pursuant to which NCF merged with and into our subsidiary, with NCF continuing as the surviving company and as our wholly-owned subsidiary (the “Merger”).

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline (the “Extension Amendment”) by which a business combination must be consummated to April 23, 2019 (the “Extended Date”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). In connection with the Extension Tender Offer, we deposited into the Trust Account an additional $1,896,637.50 to make the total amount on deposit in the Trust Account equal to $10.125 per Class A common share (the “First Tender Contribution”). The First Tender Contribution was funded by a combination of cash on hand held outside the Trust Account and a loan to us from our Sponsor in the principal amount of $500,000 and which bears interest at LIBOR plus 0.60%.

On March 19, 2019, we completed a tender offer in connection with the Business Combination. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration date, a total of 1,926,021 Class A common shares were validly tendered and not properly withdrawn. All such Class A common shares were accepted for purchase. Accordingly, the Company purchased all such Class A common shares at the purchase price of $10.215 per Class A common share, for a total purchase price of $19,674,304.52, excluding fees and expenses related to the Offer.

On March 21, 2019, the Merger closed. The aggregate consideration provided by us to the NCF Stockholders pursuant to the Merger Agreement consists of: (i) 200,000,000 Class A common shares (the “Closing Payment Shares”), of which 15,000,000 Class A common shares were deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders (the “Escrow Shares”), plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if we (and its subsidiaries on a consolidated basis) meet certain financial performance targets for the 2019 and 2020 fiscal years.

History of NCF

NCF Wealth Group commenced its online finance marketplace business in China in July 2013. NCF Wealth Holdings Limited was incorporated in the British Virgin Islands, or the BVI, as the holding company in December 2011.

Mr. Zhang Zhenxin established Frontier Financial Rental Co., Ltd. In December 2011, which was renamed to First P2P Limited in August 2014, and renamed again to NCF Wealth Holdings Limited in November 2015.

NCF Wealth Holdings Limited established State Ace Limited, Zhan Yang Limited and Tall Lead Limited in the BVI in October 2015. State Ace Limited and Zhan Yang Limited established NCF International Limited and NCF Development (HK) Co., Limited, respectively, in Hong Kong in November 2015 for overseas business. NCF International Limited acquired Shanghai NCF Puhui Business Consulting Co., Ltd. in October 2018.

In addition, NCF Wealth Holdings Limited established UCF Huarong Investment (HK) Co., Limited in December 2011, which further established two wholly owned subsidiaries, namely Beijing NCF Financial Service Information Technology Co., Ltd. and Beijing NCF Cloud Service Information Technology Co., Ltd. in April 2014 and January 2016, respectively, for business within China.

Beijing NCF Financial Service Information Technology Co., Ltd. acquired Shenzhen Yifang Yurong Financial Information Science and Technology Co., Ltd. in August 2018. Beijing NCF Cloud Service Information Technology Co., Ltd. acquired Beijing Yinghua Wealth Investment Management Holdings Co., Ltd. in May 2018. Beijing Yinghua Wealth Investment Management Holdings Co., Ltd. has two subsidiaries, which are Shenzhen Yingxin Fund Sales Co., Ltd. established in December 2015, and Shanghai Cenmu Business Information Consulting Co., Ltd. established in January 2017.

Beijing NCF Financial Service Information Technology Co., Ltd. and Beijing Oriental Union Investment Management Limited Liability Company signed the VIE agreements in September 2014. Beijing Oriental Union Investment Management Limited Liability Company is the principal operating entity of the P2P business of NCF Wealth Group. Beijing Jing Xun Shi Dai Technology Co., Ltd. was acquired in 2016 and stays in the NCF group from then. Beijing NCF Cloud Service Information Technology Co., Ltd. and Beijing Jing Xun Shi Dai Technology Co., Ltd signed the VIE agreements in January 2018. Beijing Jing Xun Shi Dai Technology Co., Ltd. is the principal operating entity of the online platform of NCF Wealth Group. Beijing Jing Xun Shi Dai Technology Co., Ltd. acquired Xin Zu (Beijing) Technology Co., Ltd. in February 2018.

Beijing Jing Xun Shi Dai Technology Limited Liability Company operates the website www.ncfwx.com, and Beijing Oriental Union Investment Management Limited Liability Company operates the website www.firstp2p.cn. Each of Beijing Oriental Union Investment Management Limited Liability Company, Beijing Jing Xun Shi Dai Technology Co., Ltd., Xin Zu (Beijing) Science and Technology Co., Ltd. has obtained an ICP license as an internet information provider.

Where to find additional information

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We maintain a website at ir.ncfwealth.com.

Nasdaq Compliance

Our securities were listed on the Nasdaq Capital Market, although they are currently suspended from trading. On July 23, 2018, we received a written notice from the Listing Qualifications Department of Nasdaq indicating that we are not in compliance with Listing Rule 5550(a)(3), which requires us to have at least of 300 shareholders for continued listing on the exchange (the “Minimum Shareholders Rule”). On September 13, 2018, we submitted to Nasdaq a plan to maintain our Nasdaq listing. Nasdaq accepted our plan and granted us an extension of 180 calendar days from the date of the notice, or until January 22, 2019, to evidence compliance with this rule. On January 24, 2019, we received a letter from Nasdaq stating that the Company had failed to demonstrate compliance with the Minimum Shareholders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist our Class A common shares, units and warrants from Nasdaq. We subsequently appealed the delisting determination, and, subsequent to a February 28, 2019 hearing and subject to certain conditions, we were granted until June 15, 2019 to meet the Minimum Shareholders Rule.

Subsequently, on April 24, 2019, we received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel determined to suspend trading in our securities effective at the open of business on Friday, April 26, 2019 and to formally delist the securities on May 9, 2019 unless we appeal the decision. Although we intend to appeal the decision and take all action that we can to remain listed, we cannot assure you that we will be able to remain listed. In the event that we fail to remain listed, our stock will experience reduced liquidity than if we were able to remain on Nasdaq.

As a result of Nasdaq’s suspension or delisting of our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A common shares are a “penny stock” which will require brokers trading in our Class A common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

B.	Business Overview

Overview

Subsequent to the Business Combination, our operations are conducted through our wholly-owned subsidiary, NCF. We are a leading fintech company in China, primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building an ecosystem in the field of internet finance. We also provide technical support for borrowers when they announce their financing needs. We aim to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SME”) and individual borrowers. Over RMB 321 billion was facilitated (approximately $47 billion based on the exchange rate of 0.145705 as of December 31, 2018) in transactions from its inception in July 2013 through December 2018. In 2018 and 2017, NCF facilitated transactions over RMB 71 billion and RMB 95 billion, respectively (approximately $10 billion and $15 billion based on the average exchange rate of 0.145237 and 0.148014 for 2018 and 2017).

We operate an online marketplace under the brand name of ‘Wangxin Puhui’ through our subsidiary Beijing Oriental. This is an online lending platform that matches borrowers with investors and executes transactions. At the same time, the platform provides for contract execution, fund clearing and other services to facilitate the transaction. Wangxin Puhui offers borrowers that successfully complete its online application and meet its borrower requirements quick and convenient access to capital at competitive rates. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are disclosed to borrowers upfront. Its borrowers and investors mainly come from online sources, such as the internet and its mobile applications or from referrals of asset cooperative institutions (entities that introduce qualified borrowers) and funding cooperative institutions (entities that introduce investors and other funding sources).

We also operate an internet platform under the brand name of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for organizations in a variety of industries including insurance sales, securities and fund sales. At the same time, Wangxin provides technical platforms and operational solutions for various cooperative organizations, and helps cooperative organizations to improve the efficiency of customer management.

In March 2017, we launched a new program to cooperate with financial exchanges and promote exchange administered product program (“E-APP”). The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

We provide investors with attractive returns, the minimum investment threshold of P2P product is RMB 100 (approximately $15 based on the exchange rate of 0.145705 as of December 31, 2018). The minimum investment threshold of E-APP investment is calculated by dividing the borrower’s loan amount by 200 which represents maximum investors allowed in a particular E-APP product.

We believe we have developed an industry-leading risk management system using our proprietary decision-making model of credit risk and fraud detection modules. We accumulate data from our expanding borrower base and our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers, reduce delinquency rates, and offer credit investment opportunities to investors.

We also operate a wealth management business. With macro and micro analysis of financial markets coupled with independent and objective screening criteria, we provide high-quality investment products and other comprehensive asset management services to high net worth clients, family businesses and institutional investors.

Currently, we generate revenues primarily from transaction and service fees, and sales commission fees charged for the above-mentioned services. We also charge investor service fees for using our smart matching tool or investment reservation tool. As an information intermediary for borrowers and investors, we act as an agent and do not have any legal obligations for the loans or securities facilities.

During the years ended December 31, 2017 and 2018, total transaction volume increased by 24% and decreased by 26%, respectively, and annualized transaction volume (which annualizes loans of less than year) increased 74% and decreased by 5%, respectively. Based on publicly available industry data (www.wdzj.com), due to the impact of economic conditions and deleveraging policies of the Chinese government, the monthly transaction volume of the whole P2P industry in December 2018 decreased by 49% when compared with the monthly transaction volume in January 2018 while the monthly transaction volume in December 2018 increased by 32% when compared with the monthly transaction volume in January 2018. With the tightening of regulations, many non-compliant or poorly-operated platforms in the industry have gradually ceased operations; however, we believes that our transaction volume increased due to the trust our customers place in our platform.

There is significant growth in the accumulated number of our registered users (who have registered on the platform) and investors (who have registered on the platform and made an investment) which increased from 11.1 million and 3.9 million, respectively, as of December 31, 2017 to 12.0 million and 4.3 million, respectively, as of December 31, 2018, and the respective growth rates are 8% and 9%.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our growth and helped us to take advantage of the substantial market opportunity:

Large pool of Potential Customers

Our investing customers include affluent investors living in China with personal investable assets of less than RMB 7 million (approximately $1 million based on the exchange rate of 0.145705 as of December 31, 2018) and who seek steady returns with diversified investments but have limited investment options. A large number of investing customers in China fall in this category, and it is obviously an attractive market opportunity for us.

Active Investor Base

In addition, as of December 31, 2018, over 40% of our initial investors have made a second investment through us and over 21% of our initial investors have made a third investment through us.

Large pool of Potential Borrowers

According to the “2018 China Consumer Credit Market Research,” the scale of consumer finance has climbed from 679.8 billion yuan in January 2010 to 8.45 trillion yuan in October 2018, and the proportion of domestic loans rose from 1.7% to 6.3%. However, the domestic consumer finance industry’s consumer credit (excluding mortgages) accounted for only 20% of total consumer spending in 2015, lower than South Korea’s 41% and the US’s 28%. This indicates that the development of China’s consumer finance industry is lagging behind that of developed countries.

According to Capital Gap Of Funding SMEs: Analysis Of The Disadvantages And The Opportunities In Funding SMEs In Emerging Market written by Institute of Dongxing Securities, in China, the potential financing demand from SMEs has reached RMB 44 trillion while the capital supply was only RMB 25 trillion, meaning 43% of the demand was underserved. Bank loans account for 60% of the capital supplied but support only 15.5% of the total SMEs, which means most of the capital flows to only a small number of businesses. As a result, at least 80% of the SMEs in China, especially the small and micro businesses, still face serious problems of tight cash flow.

Active Borrower Base

The borrowers on our platform include both individual borrowers and corporate borrowers. The borrowers increased from approximately 65,000 in 2016 to approximately 1.8 million in 2017, and decreased from approximately 1.8 million in 2017 to approximately 160,000 in 2018. In terms of the amount of borrowing we facilitated, the proportion of SMEs’ borrowings to the total borrowings was 76%, 85% and 95% respectively in 2016, 2017 and 2018.

Innovative Wealth Management

Unlike traditional wealth management companies, we combine our online and offline services in order to meet the demands of our customers. The information obtained from the data online offers us an opportunity to analyze changes in demand of our users, allowing us to adjust wealth management products in a timely fashion. The information obtained also supports our compliance and risk control management.

We use an innovative mobile customer relationship system for wealth management that provides real-time data tracking, high-quality investment recommendations, label management to customers, performance comparisons and real-time settlement of commissions. The system has the ability to manage every action a customer wishes to take, such as topping up, withdrawing and re-investing to realize real-time data tracking. It can also analyze users’ investment preferences on term, interest rate, and product type, among other variables. The system can also compare investment performance among different products or in different periods.

Big Data-based Individual and SME Lending System

We have an advanced and proprietary risk management system making use of online big data analysis. We have developed an advanced individual system and an advanced enterprise system. Our system can detect multiple features of our users, including user authentication, user behavior, borrowing history, fingerprinting devices, identity attributes and solvency. With over five years of experience with the financial services of private enterprises and SMEs, we have accumulated abundant project resources and first-hand data. A major risk in our business is information asymmetry on a borrower, and we combine know your client principles and information cross-validation techniques, including risk valuation, fraud recognition, value exploration and loss forecast to reduce the risk a loan being made to a borrower that will default.

Embracing Regulation

We are one of the Founding Members of the National Internet Finance Association of China, and are the Executive Vice President Institution of the Beijing Internet Finance Industrial Association. We have strictly complied with the regulatory requirements in China and have completed a self-examination and applied to receive a compliance inspection by the regulatory authorities.

Experienced Management Team

We have a strong management team with a long history in the consumer financial industry in China. Our President, Huanxiang Li, has over 15 years of experience in the financial industry. Our CEO, Jia Sheng, has twelve years of experience in internet and finance. Our COO, Xin Li, possesses a deep understanding of the industry with more than 10 years of experience in the financial industry and many years of management experience. In addition, since its inception, we have adopted robust corporate governance policies and practices and have engaged extensively with key regulators to ensure compliance with evolving PRC laws and regulations and help to shape the best practices in Chinese marketplace.

Our Growth Strategies

We plan to implement the below key strategies to continue our development.

Offer more diversified products

We expect to expand our targeted investor base by offering a more comprehensive suite of investment products with a wider range of risk-return profiles. We intend to attract more investors by providing them with diversified investment products tailored to their characters. For example, we will offer a new product with higher yields associated with higher risks to investors with the appetite for such risk and the ability to afford the potential losses.

Continue to increase borrowers

We plan to increase the number of borrowers by expanding our project resources to more private companies and SMEs under financing pressure. We will focus on attracting borrowers with good credit records according to our risk management system. We will enhance our relationship with borrowers by providing flexible financing services to meet borrowers’ needs.

Continue to invest in our technology platform

We plan to continue to develop our proprietary technologies and data sources to improve risk control and the speed of lending. We plan to increase the efficiency of our lending and customer satisfaction by providing artificial intelligence advisory services to both borrowers and investors. Investors can receive a brief and general introduction of diversified product offerings by communicating with intelligent robots. Borrowers can receive their loans much more quickly by using the auto assessment on credit evaluation.

Accelerate internationalization

We plan to expand to Hong Kong and Singapore, and anticipate expanding to more countries such as the United Kingdom, Australia, New Zealand and the United States in the future.

Our Borrowers

Borrower Profile

We target both SMEs and individuals in China. Currently, approximately 94% of our annualized transaction volume for the year ended December 31, 2018 was contributed by our business borrowers.

Borrower Acquisition

We mainly depend on the referrals of asset cooperative institutions with which we cooperate to obtain our borrowers. Asset cooperative institutions are companies that introduce us to qualified borrowers. In addition, we utilize online channels, such as website, mobile application, and social media (such as WeChat), to attract new borrowers.

Our Customers

Investor Profile

We welcome customers domiciled in China with an appetite for investment opportunities with stable returns. Currently, we focus our efforts on attracting individual customers and 97% of our customers are individuals, in terms of total borrowing amount.

We believe that the large and rapidly growing sector of Chinese individual investors is currently underserved by traditional financial institutions in China. We believe that the average investment returns on our marketplace, ranging from 5% to 12.5%, are generally higher than those of traditional financial institutions.

Investor Acquisition

We have attracted a large number of investors to our marketplace through online channels, such as our website, mobile application and social media (such as WeChat). We have also acquired many high net worth investors through our wealth management teams. Our investor acquisition efforts are primarily directed towards enhancing our brand name and building investor trust.

Our Products and Services

As an internet information intermediary platform, we connect the investors and the borrowers efficiently and safely utilizing advanced technology such as artificial intelligence, big data, and cloud computing. We have the ability to match the investment needs of investors with the capital needs of the borrowers, and charges service fees as a result.

We also cooperate with financial exchanges with a program to promote exchange administered financial instruments (“E-APP”) and connect investors and borrowers.  The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

Products Offered to Borrowers

Based on the intended purpose of the capital, our online market place facilitates the following products to borrowers:

Products Offered to Individual Borrowers

Our online marketplace facilitates financing products to individual borrowers to meet their specific needs. Most of our products offered to individual borrowers feature fixed monthly payments and offer terms from three to 24 months.

Products Offered to Corporate Borrowers

Our online marketplace facilitates financing products to corporate borrowers or the owners of companies to satisfy the capital needs for the operations of those entities. Most of our products feature fixed monthly payments and offer terms within 12 months.

Products Offered to Investors

Through our marketplace, investors have the opportunity to invest in a wide range of products:

(1) P2P products, which are loans that investors, individual borrowers and SME borrowers consummate directly through our platform;

(2) Targeted financing products and income right transfer products of local financial asset exchanges. Targeted financing products are for companies that have direct financing needs, and the source of repayment is mainly the company’s future income. Income right transfer products are for companies that have an income right and would like to transfer the income right for an immediate cash payment.

(3) Debt acquisition products by financial leasing/factoring companies of local financial asset exchanges. These products are for companies that have cash flow or other asset income rights. We will recommend them to financial leasing companies or factoring companies that have financial leasing or factoring demand, and the financial leasing company or factoring companies acquire the rights held by the borrowers at a price agreed upon through negotiation.

We have invented and developed the following investing tools to help investors match with the appropriate products more efficiently:

●	smart matching tool

With automatic matching and automatic transfer technology, the funds of an investor would be distributed based on the investor’s authorization according to a certain proportion that matches different borrowing items, upon which the calculation of interest would also begin automatically.

●	investment reservation tool

Providing investors with reservation and lending functions with different terms, the system automatically matches borrowers and investors, and investors can reserve multiple projects with different terms at the same time.

Wealth Management Products

We also recommend certain investments to investors, such as the products of securities companies and insurance broker companies, as well the agent products of publicly offered funds and private equity funds of its wholly-owned subsidiary Shenzhen Yingxin Fund Sales Co., Ltd. During this process, we provide comprehensive asset management services with professional, independent and objective screening criteria through macro and micro analysis of financial markets.

Our Transaction Process

Our Transaction Process for P2P online lending Borrowers

We believe that our online marketplace offers a superior overall user experience with a fast loan application process based on an advanced credit assessment procedure. Our platform enables borrowers to undertake the entire process from initial application to repayment online. We set up different application procedures with decision-tree processes as well as management standards for individual borrowers and corporate borrowers to achieve an efficient loan process.

Stage 1: Application

Our borrower loan application process begins with the submission of a loan application by a prospective borrower.

In the case of individual borrowers, they can complete the loan application process through online channels, such as website and mobile application. After an individual borrower has finished registration online and filed the loan application, we will acquire relevant personal details of the individual borrower with his or her permission. Typically, we will require the individual borrowers to provide the following personal information:

●	basic information: including name, identification number, age, income and profession, etc.;

●	relevant device data: including information such as the identification and the Internet Protocol address of the device, the model of the mobile phones and the device location, etc.;

●	information gathered by telecom carriers: including information such as telecom carrier’s name, duration of call, frequency of call, number of persons contacted, etc.;

●	credit card information: including credit line, credit card statements, etc.;

●	e-commerce platform information: including amount of consumption and consumption details etc.;

●	credit information: including loan application status, overdue status, debts, etc.

In the case of corporate borrowers, the loan application process would be facilitated by our staff. After a corporate borrower has filed a loan application, our staff would collect the following information:

●	business license;

●	legal person’s identification;

●	financial statements for the past three years;

●	credit report of the corporate and its legal person;

●	articles of association;

●	board resolutions and shareholders’ resolutions; and

●	related information of the guarantor.

We may acquire supplementary information for a corporate borrower through public channels which mainly includes:

●	litigation and/or arbitration that the corporate borrower is involved in;

●	information of the affiliated enterprise(s);

●	information of the industry that the corporate borrower is in;

●	public opinion of the corporate borrower and its legal person.

Stage 2 Decision Making

After the completion of the loan application, our risk control team will be involved in the decision making procedure to review the information collected. We apply different decision making methods for individual borrowers and corporate borrowers.

For individual borrowers, we have developed our own artificial intelligence risk control model to assess and approve or deny the individual borrowers’ loan applications. Our artificial intelligence risk control model is primarily based on the following two types of models:

●	anti-fraud model: We utilize an intelligent image recognition technology to identify the authenticity of the identity of the individual borrowers. The anti-fraud model has the ability to discern group fraud activities such as fraud by intermediate agents;

●	risk assessment model: Our risk assessment model utilizes machine learning technology to process the applications of individual borrowers.

For corporate borrowers, we apply the following steps:

●	due diligence: Our operation staff and risk management staff conduct field due diligence procedures, including management team interviews and business operation site visits to verify the business operations, financial status and legal compliance status of the corporate borrower;

●	cross check: After we obtain the due diligence data, industry data and the data submitted by the corporate borrower, we cross check the information and come to a conclusion on the actual financial status of the corporate borrower;

●	comprehensive credit assessment: Our senior risk control staff then assess the industry risk, management ability, profitability and repayment ability of the corporate borrowers before making a decision.

Stage 3 Listing

After the borrower’s loan application is approved, we would publish the borrower’s loan application on our online lending platform with the borrower’s permission, and will reveal the borrower’s related information to the extent permitted by law. Investors can then access the information to make their own investment decision.

Stage 4 Loan disbursement

If the loan amount that the borrower has applied for is fully raised through our online lending platform within the prescribed period, we transfer the loan amount from investors to the borrower’s bank account directly through our cooperative bank, and the borrower pays us the service fee.

If the loan amount that the borrower has applied is not fully raised, the fund raising procedure is terminated.

Stage 5 Repayment

After the borrower has received the loan, it repays the loan according to the pre-agreed repayment schedule. We assist investors to manage the repayment process by, among other things:

●	sending repayment reminder messages to the borrower when the loan is due for repayment; and

●	revealing and sending post-loan check and post-loan information regarding the borrower to the investor.

Stage 6 Collection

Each loan has a guarantor who perform guarantee obligation when the borrower fails to repay the loan. When a loan is overdue, the guarantor or the assets co-operation institution (when the guarantor has not performed its guarantee obligation) shall on behalf of the investor collect the loan from the borrower. The collection methods include telephone collection, on-site collection and litigation collection, etc. During the collection procedure, we provide assistance and co-operation, and we supervise the collection institution to ensure the legality, compliance and effectiveness of the collection activity to protect the legal rights of the investors and the borrowers, but does not currently guarantee any such loan.

Our Service Process for E-APP products

We advise borrowers on the selection of local financial assets exchanges. We review registration application documentation and assists with the due diligence. Then the borrowers submit the application to local financial assets exchanges. The local financial assets exchanges reviews registration application, registers the financial instrument and issues registration approval notice to the issuer.

Upon registered, we can provide promotion services to the borrowers and promote the financial products registered at local financial assets exchanges to investors. The investors then can enter into a purchase or subscription contract with the registration holders and deposit to an escrow account in local financial assets exchanges until the financial instrument is fully subscribed. When the financial instrument is fully subscribed, local financial assets exchanges transfers the fund to the issuer.

Our Service Process for Investors

Our Service Process for Loan Products

Through our online marketplace, investors have the opportunity to invest in a wide range of loan products with attractive returns. An investor can complete its investment procedure on our platform, including registration, account opening, and subscription and redemption of the investment.

Step 1 Registration

First the investors register on our platform. They upload basic personal information to complete the registration.

Step 2 Account Opening

Investors open an account on our platform. The investment account is administered by a bank or payment company selected by us.

Step 3 Pre-investment assessment

Investors complete the risk assessment evaluation to determine the investor’s risk preference level. We recommend investment products and investment amounts to investors based on their evaluation results. The risk assessment assists the investors in finding suitable investment targets.

Step 4 Subscription of the Investment

While we may recommend suitable investment products and amounts based on investors’ risk assessment results, investors can choose different investment products with different terms, interest rates and types of loans at their own will pursuant to the loan information available on our platform.

Step 5 Redemption of the investment

We assist investors in managing the repayment process by the borrowers. The repayment of the loan will, through the banking system, be automatically transferred to the investment account to complete the redemption of the investment.

Our Service Process for Wealth Management Products

High net worth individuals are our core resource. We provide consistent value-added services to customers from pre-investment product selection and subscription, investment product information disclosure and delivery, and post-investment product repayment and communication. As we are not subject to any third-party product supplier, we have the ability to provide our customers professional, independent and objective finance management advice and we believe the core of our success is our comprehensive, consistent, sound, individualized and professional service. We have specialized investment consultants to take charge of the communication with customers and determine their investment target and risk exposure. We provide to the high net worth individuals the following services:

1、 Financial plan

We allocate to each high net worth individual a specialized investment consultant who is responsible for daily financial management and services. Our investment consultant provides individualized asset allocation strategy to customers, who are mainly high net worth individual investors, through the communication with the customer based on the analysis and assessment on the customers’ financial status, past investment experience, investment risk exposure and investment target. Our investment consultant also provides customers with consistent financial plan consultancy services with adjustments based on economy and market conditions.

2、Asset allocation

We assist customers in asset allocation based on the financial plan risk profile, introducing the customers to products and assisting them in making purchasing decisions. Our customers are the ultimate decision makers when purchasing products. Our investment consultants follow strict disclosure and compliance procedures to ensure that the customer subscribes for investment products based on full knowledge of the product information. When a customer decides to purchase any of the investment products we recommend, we will inform the relevant product management party of the investment purpose of the customer after verifying that the customer is eligible for the subscription, and the customer shall complete the transaction directly with the product provider. We do not accept the customer’s authorization or instructions to conduct transaction activities or execute transaction on behalf of the customer. Because we are not involved in the transaction or its settlement, we avoids the risks associated with such services, including human error in the execution of customer’s orders or technical system failures.

3、Post-investment service

For customers who purchase products throughus, we will disclose the latest information relating to the product and relevant information of the management party to them through SMS and email. In addition, we provide our customers with various investor education services, such as investment presentations, investment seminars and market analysis sessions.

Our Technology and Risk Management System

The credit infrastructure in China is still under development, and China currently lacks a reliable national credit information system. To that end, we have developed our own risk management system for borrowers to identify credit risk effectively.

For risk control on individual borrowers, we have developed Tianyuan Intellectual Risk Control System or Tianyuan. Tianyuan consists of the following:

●	big data system: with the permission of the individual borrowers, we collect and store the individual borrowers’ personal data relating to the whole loan period, including structural data (for example, individual borrower’s name, identification number, age, income, profession, etc.), semi-structural data and non-structural data (for example, video, image, voice record, etc.). The individual borrowers’ personal data forms the foundation for risk control and system development;

●	intellectual model laboratory: a visible model development and data analysis system, with direct access to the data in the big data system. It employs multiple algorithms and algorithm frameworks to automatically develop Tianyuan on its own, and can also analyze the big data using its statistical analysis tool. The intellectual model laboratory contains development tools for customized intellectual models, and has the ability to assist our risk control staff to process advanced algorithm and advanced intellectual models.

●	intellectual decision making engine: it is a visible and intellectual decision making tool with direct access to the intellectual model laboratory to efficiently complete the risk management process.

●	risk monitoring and warning system: it monitors and supervises the entire loan period of the individual borrowers on the basis of big data system, and can issue timely warning to our risk control staff by drawing their attention to any actions undertaken by the individual borrowers and their asset portfolios.

For risk control on corporate borrowers, we have developed a risk control procedure combining big data from big data systems and a model to process risk control procedure, including data collection, loan limit monitoring, approval and post-loan management. Our risk control on corporate borrowers combines our own and third party’s big data with the experience of the risk control experts to increase the efficiency and accuracy of risk control.

Contractual Arrangements with Beijing Jing Xun Shi Dai Technology Limited Liability Company (“Jing Xun Shi Dai”) and Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”)

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct our activities through Jing Xun Shi Dai and Beijing Oriental, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over Jing Xun Shi Dai and Beijing Oriental;

●	receive substantially all of the economic benefits of Jing Xun Shi Dai and Beijing Oriental; and

●	have an exclusive option to purchase all or part of the equity interests in Jing Xun Shi Dai and Beijing Oriental when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Jing Xun Shi Dai and Beijing Oriental, and we treat Jing Xun Shi Dai and Beijing Oriental as our variable interest entities under U.S. GAAP.

Agreements that Provide us with Effective Control over Jing Xun Shi Dai and Beijing Oriental

Equity Interest Pledge Agreements Pursuant to the equity interest pledge agreements, each of Mr. Zhenxin Zhang and Ms. Huanxiang Li, as the respective 99% and 1% equity holders of both Jing Xun Shi Dai and Beijing Oriental, has pledged all of his/her equity interest in Jing Xun Shi Dai and Beijing Oriental to guarantee the shareholders’ and Jing Xun Shi Dai and Beijing Orientals’ performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Jing Xun Shi Dai and Beijing Oriental or any of its shareholders breaches their contractual obligations under these agreements, Beijing NCF Cloud Service Information Technology Co., Limited (“NCF Cloud Service”), under the agreement with Jing Xun Shi Dai, Beijing NCF Financial Service Information Technology Co., Limited, previously Beijing Huarong Ju Hui Investment Consulting Co., Ltd., (“NCF Financial Service”) under the agreement with Beijing Oriental, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Jing Xun Shi Dai and Beijing Oriental in accordance with the PRC law. Each of the shareholders of Jing Xun Shi Dai and Beijing Oriental agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of each of NCF Cloud Service and NCF Financial Service. The equity interest pledge agreements remain effective until Jing Xun Shi Dai and Beijing Oriental and their shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney Pursuant to the powers of attorney, each shareholder of Jing Xun Shi Dai and Beijing Oriental has irrevocably appointed Mr. Zhang Zhenxin to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Jing Xun Shi Dai and Beijing Oriental requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Jing Xun Shi Dai and Beijing Oriental, and appointing directors and executive officers. Mr. Zhang Zhenxin is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Mr. Zhang Zhenxin shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Jing Xun Shi Dai and Beijing Oriental. Each shareholder has waived all the rights which have been authorized to Mr. Zhang Zhenxin and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Jing Xun Shi Dai and Beijing Oriental

Exclusive Business Cooperation Agreement Under the exclusive business cooperation agreement between NCF Cloud Service and Jing Xun Shi Dai, and the exclusive business cooperation agreement between NCF Financial Service and Beijing Oriental, each of NCF Cloud Service and NCF Financial Service has the exclusive right to provide Jing Xun Shi Dai and Beijing Oriental with technical support, consulting services and other services. Without each of NCF Cloud Service and NCF Financial Service’s prior written consent, Jing Xun Shi Dai and Beijing Oriental agree not to accept the same or any similar services provided by any third party. Each of NCF Cloud Service and NCF Financial Service may designate other parties to provide services to Jing Xun Shi Dai and Beijing Oriental. Jing Xun Shi Dai and Beijing Oriental agree to pay service fees on a monthly basis and at an amount determined by each of NCF Cloud Service and NCF Financial Service after taking into account multiple factors, such as the complexity and difficulty of the services, respectively, provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Each of NCF Cloud Service and NCF Financial Service owns the intellectual property rights arising out of the performance of this agreement. In addition, Jing Xun Shi Dai and Beijing Oriental have granted NCF Cloud Service and NCF Financial Service an irrevocable and exclusive option to purchase any or all of the assets and businesses of Jing Xun Shi Dai and Beijing Oriental at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by each of NCF Cloud Service and NCF Financial Service unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Jing Xun Shi Dai and Beijing Oriental

Exclusive Option Agreements Pursuant to the exclusive option agreements, each shareholder of Jing Xun Shi Dai and Beijing Oriental has irrevocably granted NCF Cloud Service and NCF Financial Service, respectively, an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Jing Xun Shi Dai and Beijing Oriental. The purchase price is nominal price or the minimum price required by PRC law. If each of NCF Cloud Service and NCF Financial Service exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Jing Xun Shi Dai and Beijing Oriental and each of its shareholders have agreed to appoint any persons designated by each of NCF Cloud Service and NCF Financial Service to act as Jing Xun Shi Dai and Beijing Orientals’ directors. Without each of NCF Cloud Service and NCF Financial Service’s prior written consent, Jing Xun Shi Dai and Beijing Oriental shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB 100,000 (approximately $14,571 based on the exchange rate of 0.145705 as of December 31, 2018) in the case of Beijing Oriental or RMB 50,000,000 (approximately $7 million based on the exchange rate of 0.145705 as of December 31, 2018) in the case of Jing Xun Shi Dai (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Jing Xun Shi Dai and Beijing Oriental have agreed that, without each of NCF Cloud Service and NCF Financial Service’s prior written consent, they will not dispose of their equity interests in Jing Xun Shi Dai and Beijing Oriental or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Jing Xun Shi Dai and Beijing Oriental held by their shareholders have been transferred or assigned to each of NCF Cloud Service and NCF Financial Service or its designated person(s).

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (FIE). Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. On March 15,2019, the Foreign Investment Law was adopted by the NPC and will come into effect on January 1,2020. The Foreign Investment Law stipulates that the Negative List for the access of foreign investment is divided into “prohibited investment areas” and “restricted investment areas”. Although the Foreign Investment Law did not mention the principle of “actual control” (including VIE structures) as stipulated in the Draft Foreign Investment Law 2015, according to the fourth category of foreign investment activities mentioned in the Foreign Investment Law, namely, “investing in any other ways as stipulated under laws, administrative regulations or provisions of the State Council”, the “actual control” principle (including VIE structures) may be proposed in form of other laws, administrative regulations or means as stipulated by the State Council. Under these circumstances, if the actual controller has foreign nationality, the VIE will be regarded as a foreign invested enterprise. Once an entity is designated as a foreign-invested company, its investment in the PRC will be limited to the scope stated in the Negative List. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations.

Insurance

We do not maintain property insurance policies covering equipment and other property against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also maintain a director and officer liability insurance policy for our board directors, executives and employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. Our key competitors include Lujinsuo (Lufax) and Yirendai (YRD). In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

We also compete with other financial products and companies that attract borrowers, investors or both. With respect to borrowers, we compete with other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Intellectual Property

We use a combination of software copyrights, trademarks, patents, domain names and other rights to protect our intellectual property and our brand.

In mainland China, we have completed registration of 32 software copyrights with Copyright Protection Center of China as of December 31, 2018. We have registered 41 domain names, are applying for 35 pending patents with National Intellectual Property Administration and have registered 102 trademarks with Trademark Office of The State Administration for Industry & Commerce of the People’s Republic of China as of December 31, 2018.

Outside China, we have registered 64 trademarks in Singapore, the United Kingdom, the European Union, Hong Kong, Australia, and the Philippines, and are in the process of applying for 261 pending trademarks in the United States, Japan, Canada, South Korea, Australia, New Zealand and other countries as of December 31, 2018.

In addition to our intellectual property rights, we believe we maintain a competitive advantage over our peers through our in-depth knowledge in China’s credit industry and its continuously evolving proprietary technology and know-how.

We also enter into contracts with our employees and third-party partners to prevent any unauthorized dissemination of our technology.

To date, we have not experienced any material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a similar platform. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology and intellectual property rights.

Facilities

Our headquarters are located in Beijing. We lease an aggregate of approximately 4,874 square meters (approximately 52,463 square feet) of office space for our headquarters in Beijing.

Employees

As of December 31, 2018, we had 902 employees. We cultivate a productive culture for our employees and aim to foster a strong sense of loyalty and dedication with them. We strive to motivate our employees with a clear career path and opportunities to improve their skillset. We provide mandatory training to our employees upon hiring and on an ongoing basis as appropriate for their assigned duties and potential skillset enrichment. In particular, we provide regular training for all operation employees.

Compensation for our employees typically comprises basic salaries and discretionary bonuses. We provide employees in China with benefits as required under the relevant laws. We believe our relationship with our employees is good, and have not experienced any material labor disputes or work stoppages.

As required by PRC Laws and regulations, we participate in various government statutory employee benefit plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As a consumer lending marketplace connecting investors with private enterprises and individual borrowers, we are regulated by various government authorities, including but not limited to:

●	the MIIT, which regulates telecommunications and telecommunications-related activities, including, but not limited to, the Internet information services and other value-added telecommunication services;

●	the PBOC, as the central bank of China, which regulates the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

●	China Banking Regulatory Commission (the “CBRC”), which regulates financial institutions and promulgating the regulations related to the administration of financial institutions.

●	Cyberspace Administration of China (“the CAOC”), which implements the guidelines and policies of internet information communication and promoting legal construction of internet information communication, guiding, coordinating and urging relevant departments to strengthen the management of Internet information content and investigating illegal websites according to law.

●	National Internet Finance Association of China (“the NIFA”), which regulates the market behavior of P2P industry institutions, protecting legitimate rights and interests of the industry, promoting institutions to serve social and economic development better and guiding healthy operation of the industry through self-regulation and member services.

Regulations Relating to Online Consumer Lending

Online consumer lending is regarded under PRC law as direct loans between parties through an Internet platform, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, the Guidelines for the Online Lending Fund Depository Business , the Guidelines for the Administration of Recordation Registration of Online Lending Information Intermediary Institutions, the Guidelines for the Disclosure of Information on the Business Activities of Online Lending Information Intermediary Institutions and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Consumer Lending Service Provider

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines define online consumer lending as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Guidelines require that online consumer lending service providers must conduct the followings:

i.	act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services which providing credit enhancement services and/or engage in illegal fund-raising is explicitly prohibited;

ii.	complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines;

iii.	set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online consumer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines;

iv.	fully disclose all relevant information to customers, including but not limited to the online consumer lending service provider’s financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss;

v.	not disseminate any untrue information and conduct any bundle sales;

vi.	protect the personal information of the online consumer lending service provider’s customers from any unauthorized disclosure and must not sell and/or disclose such information illegally; and

vii.	establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

On August 17, 2016, CBRC, MIIT, PBOC and other relevant government authorities published Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Online Lending Information Intermediaries Measures. The Online Lending Information Intermediaries Measures defines the consumer lending as the direct lending among individuals via Internet platforms. Individuals shall include natural persons, legal persons and other organizations. The Online Lending Information Intermediaries Measures also defines the consumer lending information intermediaries as the financial information intermediaries that specialized in consumer lending information intermediary business. Such intermediaries provide services including information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders (creditors). The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries must conduct the following concerning filing and registration:

i.	register the record-filing with the local financial regulatory department at the place where it is registered with the industry and commerce authority by presenting relevant materials within ten working days after obtaining the business license;

ii.	after completing the record-filing with the local financial regulatory departments, apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications;

iii.	shall be clearly identified as consumer lending information intermediaries in their business scope.

The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries shall not engage in or be entrusted to engage in any of the following activities:

i.	financing for themselves directly or in a disguised form;

ii.	accepting, collecting or gathering funds of lenders directly or indirectly;

iii.	providing security to lenders or promising break-even principals and interests directly or in a disguised form;

iv.	publicizing or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party;

v.	making loans, unless otherwise stipulated by laws and regulations;

vi.	splitting the term of any financing project;

vii.	raising funds by issuing such financial products on their own as wealth management products, or selling bank wealth management products, assets management by securities traders, funds, insurance, trust products or other financial products on a commission basis;

viii.	carrying out business similar to asset-backed securities or conducting the transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets, and fund units;

ix.	engaging in any form of mixture, bundling or agency with other institutions in investment, sale on a commission basis, brokerage etc., unless otherwise permitted by laws, regulations and relevant regulatory provisions on consumer lending;

x.	making up or overstating the authenticity of financing projects and the prospect of profits, concealing flaws and risks in financing projects, publicizing or promoting in biased language or by other fraudulent means in a false and one-sided way, fabricating or spreading false or incomplete information to damage others’ business reputation, or misleading lenders or borrowers;

xi.	providing information intermediary services for those highly risky financing projects whose purpose is the investment in stock market, over-the-counter financing, futures contracts, structured products and other derivatives;

xii.	engaging in equity-based crowd funding etc.; and

xiii.	undertaking other activities prohibited by laws and regulations as well as relevant regulatory provisions on consumer lending.

The Online Lending Information Intermediaries Measures provides requirements for consumer lending information intermediaries, such as business rules and risk management, protection of lenders and borrowers, information disclosure, etc. Consumer lending information intermediaries shall manage their own funds and funds of lenders and borrowers separately, and select qualified banking financial institutions as agencies to deposit lenders’ and borrowers’ funds. Local financial regulatory departments shall order consumer lending information intermediaries to make rectification within a period of no more than 12 months, which may subject to the adjustment from the relevant regulatory departments from time to time. Any violation of the Online Lending Information Intermediaries Measures by a consumer lending information intermediary after they come into effect, may subject such consumer lending information intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,425).

On October 28, 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. Although the Guidance of Administration has not been officially promulgated or launched and also may not be found from authorized source, it is generally accepted by the industry that it needs to be followed. The Guidance of Administration sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before a filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

On February 22, 2017, the CBRC released the Guidelines to the Operation of Depositing Online Lending Funds, or the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a custody account with a qualified bank and depositing online lending funds. The Guidelines of Depositing Lending Funds define online lending funds as the special lending funds and related funds deposited by the custodian pursuant to the entrustment of online lending information intermediary (as the principal), which are formed by borrowers, lenders and guarantors, etc. in their investment and financing activities. The Guidelines of Depositing Lending Funds define a custodian as a commercial bank that provides custody services for the online lending business.

In the online lending funds custody business, the principal should perform the following duties:

i.	to be responsible for the continuous development and safe operation of the technical system of the online consumer lending platform;

ii.	to organize the implementation of the information disclosure of the online lending information intermediary, including but not limited to the basic information of the principal, the information of the lending project, the basic information and operation of the borrower, the information of the participants, etc., which should be fully disclosed to the custodian;

iii.	to check the accounts with the custodian on a daily basis to ensure the accuracy of the system data;

iv.	to keep the records, account books, statements and other relevant materials of the online lending business, and the relevant paper or electronic information shall be kept for more than five years after the expiration of the lending contract;

v.	to organize an independent audit of the client’s fund custody account and to disclose the audit results to the client;

vi.	to fulfill and cooperate with the custodian to perform the anti-money laundering obligations; and

vii.	other duties stipulated in laws, administrative regulations, rules, other regulatory documents and online lending funds deposit contracts.

Where the principal and custodian that have carried out custodian business of online lending funds fail to comply with the requirements of the Guidelines of Depositing Lending Funds in the business course, they shall effect rectification for a period of no more than six months, which may subject to the adjustment from the relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Online Lending Information Intermediaries Measures and other laws and regulations. In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interviews, warning letters, rectification requests, tainted integrity records, fines of up to RMB30,000 (US$4,425), and criminal liabilities if the act constitutes a criminal offense.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice on the Regulation and Rectification of the “Cash Loan” Business (Circular No. 141). The notice comprehensively regulates the “cash loan” business, including supervision of eligibility, business and the suitability of borrowers. The withdrawal of inventory was arranged as well.

The Notice requires improvements to the business management of P2P lending information intermediary institutions including

i.	Loan businesses that are not in compliance with the provisions of the law on interest rates shall not be matched directly or in a disguised manner; it is forbidden to deduct interests, commission fees, management fees, margin from the loan principal in advance or set high overdue interest, late fee and interest penalty, among others.

ii.	Clients’ information collection, selection, credit rating, account opening and other core work shall not be outsourced.

iii.	Participation in P2P lending with the funds of banking financial institutions shall not be matched.

iv.	Loan matching services shall not be provided for any student in school or any borrower without source of repayment or repayment capacity. “Down payment loans,” real estate off-floor financing and other house purchase financing loans matching services shall not be provided. Loan matching services without designated use shall not be provided.

On December 8, 2017, the Office of the Leading Group for Special Rectification on Risks in P2P Lending issued “Notice on the Rectification, Remediation and Acceptance for Risks of P2P Online Lending” (Circular No. 57) to Local Joint Work Office for P2P Rectification. The Notice requires that assignment of filing and registration of principal P2P institutions shall be mainly accomplished by local authorities within their jurisdiction by the end of April in 2018 and shall be fully finished by the end of June in 2018. Key issues include transfer of creditors’ rights, provisions for risks, depository of the funds shall be explained further. On August 18, 2018, the Office of the Leading Group for Special Rectification on Risks in P2P Lending issued “Notice on the Compliance Inspection for P2P Online Lending Institutions” and “Checklist of Compliance Inspection of P2P” to Local Joint Work Office for P2P Rectification and IFAC and listed 108 detailed rules. It requires that compliance inspection, like self-inspection, self-discipline inspection and administrative inspection shall be accomplished by the end of December 2018. Local standards for rectification and acceptance shall be unified to resolve the problems of regulatory arbitrage caused by different local standards.

According to Opinions on Operating Well in Classified Disposition and Risk Prevention of Online Credit Institutions, or Circular 175, promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 19th, 2018, P2P online lending intermediaries are classified as risk-emerged institutions, which include registered and non-registered, and risk-emerging institutions, which include zombie institutions, small institutions and large institutions. Within the category of large risk-emerging institutions, there are normal institutions and high-risk institutions. Institution containing one of the five following factors would be deemed as a high-risk institution, five factors as follows: (i) exist self-financing, fake tender or uncertain capital flow conditions; (ii) more than 10% of all loans are overdue; (iii) generated many negative public opinions and petitions; (iv) refuse inspections or do not cooperate in inspections; (v) conduct one vote veto in regulation compliance. Normal institutions are required to clean up all illegal businesses and leave no hidden dangers and risks. Large risk-emerging institutions shall conduct market cleaning mechanism, and strive to achieve positive exits. There are four prohibitions on actions of financing institutions stated in Circular 175. Financing institutions are prohibited to (i) financing through Online Credit Institutions; (ii) provide guarantee for Online Credit Institutions; (iii) accept investments from Online Credit Institutions; (iv) sell products of Online Credit Institutions.

Compliance Status

Pursuant to the requirements of the abovementioned Notice, Beijing Oriental already submitted self-inspection report and related materials of “Checklist” for self-discipline inspection and administrative inspection to the Office of the Leading Group for Special Rectification on Risks in P2P Lending through Jin-Guan-Tong System on October 14, 2018.

Pursuant to the requirements of the abovementioned Notice, Beijing Oriental already submitted self-inspection report, self-correction report and related materials to National Internet Finance Association of China through the System of National Internet Finance Association of China on October 19, 2018.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We believe that we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC and the Online Lending Information Intermediaries Measures, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations and guidance in the area of consumer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating consumer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online consumer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online consumer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the consumer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates (including penalty and other costs thereof) no more than 24% per annum are valid and enforceable. As to loans with interest rates per annum over 24% but no more than 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will not find the merit in the borrower’s demand for the return of the interest payment on the ground of invalidity. If the annual interest rate of a private loan is higher than 36%, the interest that in excess of 36% will not be upheld by the courts. All the loan transactions facilitated over our marketplace are between individuals currently. The APRs for the term loans on our marketplace currently range from 7% to 36%. The interest rate does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We allow investors to transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting investors with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. The Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries provides detailed requirements for Consumer Lending Information Intermediaries.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise on unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$147,507.9), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$73,753.9), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments (the “2015 Draft Foreign Investment Law”). The 2015 Draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The 2015 Draft Foreign Investment Law for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The 2015 Draft Foreign Investment Law specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through market entry clearance approvals by the MOFCOM before it can be established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. According to the 2015 Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the 2015 Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The 2015 Draft Foreign Investment Law emphasizes on security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the 2015 Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and the investment amendment report that are required at each investment and alteration of specific investment terms, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

On September 3, 2016, the Standing Committee of the National People’s Congress published the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises. The decision provides that wholly foreign-owned enterprises, Chinese-Foreign equity joint ventures and Chinese-Foreign contractual joint ventures which formation do not involve the implementation of special access management measures as prescribed by the state shall be subject to post-filing administration instead of prior approval administration.

On December 26, 2018, National People’s Congress published the Foreign Investment Law of the People’s Republic of China (the “2018 Draft Foreign Investment Law”) on its official website aiming to solicit public opinions.

On March 15, 2019, the Foreign Investment Law was adopted by the NPC and will come into effect on January 1, 2020. The Foreign Investment Law stipulates that the Negative List for the access of foreign investment is divided into “prohibited investment areas” and “restricted investment areas”. However, the Foreign Investment Law does not specify the scope of business which are included in the fields of restricted investment and prohibited investment. Although the Foreign Investment Law did not mention the principle of “actual control” (including VIE structures) as stipulated in the Draft Foreign Investment Law 2015, according to the fourth category of foreign investment activities mentioned in the Foreign Investment Law, namely, “investing in any other ways as stipulated under laws, administrative regulations or provisions of the State Council”, the “actual control” principle (including VIE structures) may be proposed in form of other laws, administrative regulations or means as stipulated by the State Council. Under these circumstances, if the actual controller has foreign nationality, the VIE will be regarded as a foreign invested enterprise. Once an entity is designated as a foreign-invested company, its investment in the PRC will be limited to the scope stated in the Negative List.

When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Risk Factors—Risks Relating to Our Corporate Structure—The enactment of the Foreign Investment Law may materially and adversely affect our business and financial condition.”

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

NCF’s subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “permitted” category under the Catalog. NCF believes that its PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including Internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category.

On June 28, 2017, the MOFCOM and the National Development and Reform Commission (“the NDRC”) promulgated Catalogue of Industries for Guiding Foreign Investment, that came into effect on July 28, 2017, under which the investment and financing consultations fall into the “permitted” category. On June 28, 2018, the MOFCOM and the NDRC promulgated Special Management Measures for the Market Entry of Foreign Investment (Negative List), that came into effect on July 28, 2018), under which value-added telecommunication services (except e-commerce) fall into “restricted” category.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry. Catalogue of Industries for Guiding Foreign Investment (2017 Revision) allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines, the Online Lending Information Intermediaries Measures and the Guidelines of Custodian Lending Funds require Internet finance service providers, including online consumer lending platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

In cooperation with our partnering custodian banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the detailed anti-money laundering regulations of Internet finance service providers have not been published, there is uncertainty as to how the anti-money laundering requirements will be interpreted and implemented, and whether online consumer lending service providers like ourselves must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and Internet information services, or ICP services, and on-line data processing and transaction processing services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “Internet information services” refer to provision of Internet information to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services.” A commercial Internet information services operator must obtain a VATS License for Internet information services, or ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations in China. The ICP License has a term of five years and application for renewal shall be submitted to the original license issuing authority 90 days before expiration.

Online Lending Information Intermediaries Measures requires consumer lending information intermediaries apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provisions for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for consumer lending information intermediaries.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites. On November 7, 2016, Standing Committee of the National People’s Congress published Cyber Security Law of the PRC (will be effective on June 1, 2017), which requires network operators to take technical measures and other necessary measures to ensure the secure and stable operation of the network, effectively respond to cyber security incidents, prevent illegal crimes committed on the network, and maintain the integrity, confidentiality and availability of cyber data.

In addition, the Guidelines require Internet finance service providers, including consumer lending platforms, among other things, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards. The Online Lending Information Intermediaries Measures requires consumer lending information intermediaries to take the following measures:

i.	according to the relevant national provisions on cyberspace security and the graded protection system for national information security, carry out the grading record-filing and class testing for information system, have sophisticated cyberspace security facilities, such as firewall, and those facilities for intrusion detect, data encryption, and disaster recovery, as well as relevant management systems of such facilities, establish relevant systems with regard to information technology management, technology risk management, and technology auditing, allocate sufficient resources, take thorough management and control measures and technological means to ensure the safe and steady operation of the information system, and protect the security of the information of lenders and borrowers;

ii.	record and retain the Internet access logs of both parties involved in lending, information interaction and other data for a period of five years after the expiration of loan contracts, and shall give a comprehensive security evaluation at least once every two years, and accept the information security inspection and auditing of the state or competent authorities of the industry;

iii.	establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

iv.	enhance the business cooperation with the operating organizations of financial credit information basic database and credit reporting agencies, and provide, access and use the relevant financial credit information according to law;

v.	consumer lending information intermediaries which use the digital authentication systems of third parties shall evaluate the third-party digital authentication organizations regularly so as to ensure the safety, reliability and independence of the relevant authentications; and

vi.	adopt proper methods and technologies to record and safe keep data and materials on consumer lending activities and back up data carefully. Such data and materials shall be kept for a certain period that meets the requirements of laws and regulations as well as the relevant regulatory provisions on consumer lending. Loan contracts shall be kept for at least five years after their expiry.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of the user. An ICP service operator must expressly inform users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Cyber Security Law of the PRC (effective on June 1, 2017) requires that network operators shall strictly keep confidential users’ personal information that they have collected, and establish and improve the users’ information protection system. The Guidelines also prohibit Internet finance service providers, including online consumer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. The Online Lending Information Intermediaries Measures requires the consumer lending information intermediaries as well as the fund custodian agencies and other outsourcing service providers to keep confidential the lenders’ and borrowers’ information collected in the course of their business, and they shall not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors, and also share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. However, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines and Online Lending Information Intermediaries Measures will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this report, we have 102 registered trademarks and no trademark application pending registration of transfer with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Indirect Transfers and Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. In connection with the EIT Law, the SAT issued Circular 698, which became effective as of January 1, 2008 (and was abolished on December 1, 2017), Circular 59 on April 30, 2009, and the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies or the Taxable Properties, without a “reasonable commercial purpose”, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose.

Pursuant to the Double Taxation Avoidance Arrangement and the Prevention of Fiscal Evasion with Respect to Taxes on Income signed by State Administration of Taxation and Government of the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be the beneficial owners of the relevant dividends; and (ii) it must have directly owned at least 25% of the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Taxation Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments. In August 2015, the State Administration of Taxation promulgated Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply such foreign exchange registrations with qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE; multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, NCF’s PRC subsidiaries are not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to conduct equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from oversea public offering. Also, Circular 16 allows the enterprises to use their foreign exchange capitals under capital account allowed by the relevant laws and regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended on June 22, 2009 by Ministry of Commerce of People’s Republic of China (“the MOFCOM”). The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Grandall Law Firm, that CSRC approval is not required in the context of the Business Combination because: (a) NCF established its PRC subsidiaries, NCF Cloud Service and NCF Financial Service, by means of direct investment rather than by merger with or acquisition of PRC domestic companies, and (b) no explicit provision in the M&A Rules classifies the respective contractual arrangements between Beijing Oriental and NCF Financial Service, NCF Cloud Service and Jin Xun Shi Dai and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one month from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Also, enterprises in China are required by PRC laws and regulations to be the individual income tax withhold agents and withhold individual income tax for their employees accordingly.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entities, as of the date of this annual report:

D.	Property, Plant and Equipment

Our headquarters is located in Beijing. We lease an aggregate of approximately 4,874 square meters of office space for our headquarters in Beijing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of Hunter Maritime and its subsidiaries’ financial condition and results of operations in conjunction with the section headed “Summary Combined and Consolidated Financial and Operating Data” and its combined and consolidated financial statements and the related notes included elsewhere in this Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Form 20-F.

A.	Operating Results

Overview

On March 21, 2019, NCF merged with and into Hunter Maritime (BVI) Limited, a British Virgin Islands company and a wholly-owned subsidiary of the registrant, Hunter Maritime Acquisition Corp. (“Hunter Maritime”), with NCF continuing as the surviving company and becoming a wholly-owned subsidiary of Hunter Maritime. Upon closing of the Merger, Hunter Maritime issued an aggregate of 200,000,000 of its Class A common shares to the shareholders of NCF plus earn out payments consisting of up to an additional 50,000,000 Class A common shares if NCF (and its subsidiaries on a consolidated basis) meets certain financial performance targets for the 2019 and 2020 fiscal years.

The merger is being accounted for, in accordance with GAAP, as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the former stockholders of NCF own at least 50.1% of the outstanding common stock of Hunter Maritime immediately following the completion of the merger, NCF’s officers assumed all corporate and day-to-day management offices of Hunter Maritime, including chief executive officer and chief financial officer, and board members appointed by NCF constitute a majority of the board of the combined company after the Business Combination. Accordingly, NCF is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of NCF. Accordingly, the consolidated assets, liabilities, and results of operations of NCF Wealth Group will become the historical financial statement. Hunter Maritime’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of NCF.

We are a leading fintech company in China, primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building an ecosystem in the field of internet finance. We aim to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SME”) and individual borrowers. We facilitated over RMB 321 billion (approximately $47 billion based on the exchange rate of 0.145705 as of December 31, 2018) in transactions from our inception in July 2013 through December 2018. In 2018 and 2017, we facilitated transactions over RMB 71 billion and RMB 95 billion, respectively (approximately $10 billion and $15 billion based on the average exchange rate of 0.145237 and 0.148014 for 2018 and 2017). Many P2P platforms ceased their operations because of a series of defaults in the middle of 2018, but the demand for financing remains strong. Although we had a decline in the annualized transaction volume facilitated through our marketplace, our transaction volume began to increase at the end of 2018. The increase in the aggregate transaction and service revenue was attributable to the increase of the average transaction/service fee rate. The average transaction fee rate for P2P services increased by 28% from 4.3% in 2017 to 5.5% in 2018. The average service fee rate for non-P2P services increased by 32% from 4.3% in 2017 to 5.7% in 2018.

Since 2013, we operate an online marketplace under the brand of ‘Wangxin Puhui’ through our consolidated VIE, Beijing Oriental Union Investment Management Limited Liability Company (“Beijing Oriental”). This is an online Peer-to-peer, (“P2P”) platform matching borrowers with investors and facilitating transactions. Wangxin Puhui offers qualified borrowers quick and convenient access to affordable credit at competitive prices. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are all clearly disclosed to borrowers upfront. Its borrowers and investors mainly come from online sources, such as the internet and its mobile applications or from referrals of assets cooperative institutions (entities that introduce qualified borrowers) and funding cooperative institutions (entities that introduce investors and other funding sources).

Since 2016, we also operate an internet platform with a brand of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for a variety of organizations including insurance sales, securities, fund sales. We also provide Premier Wealth Management (“PWM”) services to investors and borrowers to facilitate the matching of investors with various registered Wealth Management Products.

Since March 2017, we launched a new program to cooperate with financial exchanges and promote exchange administered product program (“E-APP”). The E-APP includes (I) product registration services, (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

We provide investors with attractive returns. The minimum investment threshold of P2P product is RMB 100 (approximately $15 based on the exchange rate of 0.145705 as of December 31, 2018). The minimum investment threshold of E-APP investment is calculated by dividing the borrower’s loan amount by 200 which represents maximum investors allowed in a particular E-APP product.

We also operate a wealth management business. With macro and microanalysis of financial markets coupled with independent and objective screening criteria, we provide high-quality investment products and other comprehensive asset management services to high net worth clients, family businesses and institutional investors.

Currently, we generate revenues primarily from the transaction and service fees, and commission fees charged for the above- mentioned services. We also charges investor service fees for using our smart matching tool or investment reservation tool. As an information intermediary for borrowers and investors, we act as an agent and do not have any legal obligations to the loans or securities facilities.

Key Factors Affecting Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Economic Environment and Credit Demand in China

The success of the online platform, to a large extent, depends on the overall credit demand in China especially that of personal consumption loans and business loans for small and medium-sized enterprises, and the overall credit demand depends on the overall economic situation in China. Any slowdown in China’s economic growth could cause a negative impact on borrowers’ demand for loans, as the uncertainty of economics could affect the level of individuals’ disposable income and corporate profits thus leading to a decline in the demand for loans for individuals and businesses. The economic downturn could also affect borrowers’ ability to repay negatively and lead to an increase in default rates. If the actual or expected default rate in Chinese online loan market increases generally, investors may delay or reduce related investments in general loan products, including the willingness to borrow on our platform.

The regulatory environment in China

The regulatory environment for the online lending information intermediary service industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online lending information intermediary service industry in China, although PRC government has issued certain guidelines, regulations, and rules to regulate and support the development of, the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing the industry. We will continue to make efforts to ensure that we are in compliance with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

The Product mix and the Pricing

The ability to maintain profitability, to a large extent, depends on the ability to continuously optimize product portfolios and provide a wide range of products and services with accurate pricing through the platform. At present, the platforms mainly provide transaction facilitation services, including P2P loan and Non-P2P financing, and wealth management.

Transaction facilitation services are the main source of income at present, mainly including personal loans and loans to small and medium-sized enterprises (SMEs).

Currently, personal loans are mainly from P2P, and the majority of personal loans are consumer loans, with terms of 14 days to 36 months and loan cost rates of 9%-30% (of which the platform charge rate is 2.36%-8.2%). SME borrowings are divided into premier wealth management borrowings, E-APP, and P2P business loans. The terms of premier wealth management borrowings and E-APP are the same, which range from15 days to 12 months with loan cost rates of 8.2% -21% (of which the platform charge rate is 3.5%-7.75%); the terms of P2P business loans are 15 days to 24 months with loan cost rates of 6.5%-31% (of which the platform charge rate is 3%-8%). E-APP is currently our major product and is expected to be one of our major products in the near future.

In addition, we charge investors service fees for using our automated investing tool or self-directed investing tool.

Starting in 2018, our platforms display products such as public funds, private funds, securities, and insurance, as well as providing financial technology support to investors. We also have a wealth management team, Yinghua Wealth, a professional wealth management agency covering major cities across the country with a comprehensive wealth management product portfolio providing professional wealth structure analysis, asset allocation planning and financial product selection advice and other quality financial services.

Ability to effectively acquire and maintain borrowers and investors

Our ability to facilitate transactions, to a large extent, depends on the ability to attract potential borrowers and investors through sales and marketing. We intend to continue to invest significant resources in sales and marketing and to improve our effectiveness, particularly in terms of the maintenance of qualified borrowers and investors.

At present, we rely on asset cooperative institutions and online channels to acquire borrowers. Asset cooperative institutions are the companies who introduce us to qualified borrowers. They are financial advisory institutions operating in specific areas or specific types of business.

Our investors are mainly obtained through the marketing team and funding cooperative institutions. In addition, we obtain investors by means of major search engines and five mainstream Android market channels and APP promotions (application solution Application Treasure, OPPO, VIVO, Xiaomi, 360 Mobile Phone Assistant). At present, our average investor acquisition cost is about RMB 320, which is at a relatively low level in the industry.

Through funding cooperative institutions, we provide high-net-worth investors with professional financial advisors. Traditional wealth management institutions rely more on the offline personal relationship between the financial advisor and the investor, which leads to low efficiency. In comparison, our teams are equipped with the systematic customer management tool, such as NCF Butler, a mobile APP for wealth management, which our financial advisors use to maintain investor relationship, to identify investors’ need, and to provide necessary financial services.

In order to maintain investors, we use advanced systems such as the user’s lifecycle system and the precision marketing system with the combination of artificial intelligence and big data, in addition to various online marketing activities.

Efficient risk management

For risk control on individual borrowers from transaction facilitation services, we have developed the Tianyuan Intellectual Risk Control System or Tianyuan. Tianyuan is a four-dimensional risk control system managing credit risk, operational risk, compliance risk, and information security risk. Relying on its exclusive technologies, we implement multi-step credit valuation and risk control system to ensure the quality and authenticity of borrowers. For more information about our risk management system, please see “Business-Our technologies and risk management system.”

For risk control on corporate borrowers from transaction facilitation services, we have developed a risk control procedure combining big data from big data systems and expert models to process risk control procedures, including data collection, loan limit monitoring, approval, and post-loan management. Our risk control on corporate borrowers combines our own and third party’s big data with the experience of the risk control experts to increase the efficiency and accuracy of risk control.

We intend to continue optimizing our risk control systems and improving the accuracy of our risk assessment models through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in our combined and consolidated financial statements include: our ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of allowance for doubtful accounts and valuation assumptions in share-based compensation.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and other disclosures included in this report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

(a)	Principal of consolidation

The combined and consolidated financial statements include the financial statements of the Group, its wholly-owned subsidiaries, and consolidated VIEs. All significant intercompany transactions and balances have been eliminated upon consolidation.

We have an employee benefit trust to facilitate share transactions pursuant to certain equity incentive plans. The trust is a separate legal entity under our control, for which we are the primary beneficiary using variable interest entities model criteria under Accounting Standards Codification (“ASC”) 810, Consolidations. Consequently, we have consolidated and classified the trust shares within our combined and consolidated balance sheets.

Variable Interest Entities (“VIE”) arrangements

To be in compliance with PRC regulations for information intermediary companies, we entered into VIE arrangements with the following entities:

(i)	On September 28, 2014 (“Effective Date”), NCF Financial and Beijing Oriental signed the VIE agreements. Beijing Oriental is the principal operating entity of the P2P business of the Group. The VIE agreements enable NCF Financial to (1) have the power to direct the activities that most significantly affect the economic performance of Beijing Oriental , and (2) receive the economic benefits and of Beijing Oriental that could be significant to Beijing Oriental. Accordingly, NCF Financial is considered the primary beneficiary of Beijing Oriental and has consolidated Beijing Oriental’s assets, liabilities, results of operations, and cash flows in the accompanying combined and consolidated financial statements.

(ii)

On January 22, 2018 (“Effective Date”), Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhang Zhenxin and Ms. Li Huanxiang, who acquired Jing Xun Shi Dai from Bejing Oriental on January 4, 2018.

The VIE agreements enable Cloud Services to (1) have the power to direct the activities that most significantly affect the economic performance of Jing Xun Shi Dai, and (2) receive the economic benefits of Jing Xun Shi Dai that could be significant to Jing Xun Shi Dai. Accordingly, Cloud Services is considered the primary beneficiary of Jing Xun Shi Dai and has consolidated Jing Xun Shi Dai’s assets, liabilities, results of operations, and cash flows in the accompanying audited combined and consolidated financial statements.

(b)	Revenue recognition

We engage primarily in operating an online consumer finance marketplace and match borrowers with investors. The transaction fees are not earned until a borrower and investor are matched and enter into a transaction. We earn revenue through transaction and service fees, commission fees, and various other types of revenue.

As an information intermediary in the introduction between borrowers and investors, we act as an agent and do not have any legal obligations to the loans or securities facilities. Therefore, we do not record loans receivable and payable arising from the loans between lending investors and borrowers on our combined and consolidated balance sheets.

Revenue is recognized when each of the following criteria is met under ASC Topic 605:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Transaction and service fees

Transaction and service fees include the following products:

●	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

●	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

●	Exchange administered product program (E-APP) – product registration services include advising registration holders (usually borrowers) on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. We charge registration holders for registration services to connect borrowers with investors.

Transaction fees are usually non-refundable and recognized upon loan origination or upon funding received by registration holders for E-APP or when the price is considered fixed. At this point, we have completed all performance obligations to the borrowers and collectability is reasonably assured.

Incentives to investors

We occasionally provide incentives to potential investors at our sole discretion. The voucher incentives are offered to all investors who invest through the Wangxin Puhui platform and Wangxin platform.

We provide the following types of incentive:

Cash incentive types	Description	Awarded to	Benefit

Event reward/sign up voucher	Earned upon sign-up for platform events and applied upon investment	Potential investor	One-time fee deduction
Investment reward voucher	Earned upon making an investment and applied in the next investment	Investor	One-time fee deduction or Additional interest

When an investor makes an investment through us, the investor can redeem the vouchers, either upfront as a one-time contribution to the investment amount or on a monthly basis over the term of the investment as additional interest. If the investor chooses to redeem the voucher upfront, their investment is reduced by the voucher value, and the investor still entitled to full repayment of the stated principal value.

We consider both investors and borrowers as customers. The event reward and sign up voucher can be applied to the initial investment only. The cost of the awarded vouchers is treated as a direct reduction of revenue upon initial investment by the investor in accordance with ASC 605-50-25-7.

The investment reward voucher can be applied after the initial investment. We consider the investment reward voucher as an obligation to investors for future investment. As the amount of the investment reward is relatively insignificant as compared to the financial statements taken as a whole, we do not record a deferred revenue.

Commission fee

Yinghua Wealth, one of our subsidiaries, engages in the businesses of introducing potential investors to purchase contractual funds from other financial institutions. The commission fee is calculated based on a certain percentage of the funds invested by investors that are recommended by Yinghua Wealth and is recognized as revenue when the funds are fully subscribed.

We provided E-APP product promotion services to promote financial products registered at local financial assets exchange trading service platform. The commission fee is calculated based on a certain percentage of the funds invested by investors and we recognize revenue when registration holders of the financial instruments received funding.

Other revenues

Other revenues mainly include advisory income and technology service fees, such as E-APP data processing technology services, etc.

Advisory income is charged to a borrower for assistance with the credit assessment before the borrower qualifies for their financing. We earn a fee based on the percentage between 0.5%-1% of the loan.

E-APP data processing technology services include data transmission and storage to E-APP borrowers to facilitate the preparation of registration application.

Other revenues are recognized upon loan origination or upon funding received by registration holders for E-APP.

(c)	Foreign currency and foreign currency translation

Our reporting currency is the US dollar. The functional currency of the BVI and HK entities is the Hong Kong dollar (“HK$”). The functional currency of our PRC subsidiaries, VIEs and the subsidiaries of the VIEs is RMB based on the criteria of ASC 830, Foreign Currency Matters.

The combined and consolidated financial statements are translated to U.S. dollars using the period-end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the functional currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Short-term investments

Short-term investments consist of certificates of deposit and available for sale debt securities with original maturities of greater than 90 days and not more than one year.

We intend to hold the certificates of deposit until maturity. Investment in certificates of deposit are valued at amortized cost, which approximates fair value.

The Group classifies the debt securities as available for sale in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” The debt securities not classified as held to maturity or trading shall be classified as available for sale and are reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income or loss (a separate component of equity), net of related income taxes. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. The unrealized gain for the available-for-sale financial assets as of December 31, 2017 is immaterial as compared to the combined and consolidated financial statements taken as a whole.

As of December 31, 2017, the Group only holds debt securities which are the loan products listed on the online marketplace platform. The average term of most of loan products the Group purchased were 21 days. As a result, the Group classified such investments as available-for-sale and carry them at fair value. As of December 31, 2018, the Group redeemed all of the available-for-sale financial assets and the short term investment only consists held-to-maturity financial assets.

We review our held to maturity and available-for-sale financial assets for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.

Share-based compensation

We apply ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards to employees were classified as equity awards. The awards granted are only subject to a service condition and contain graded vesting features. We measure the employee share-based compensation based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of an estimated forfeiture rate using graded vesting method, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards on that date.

The estimated forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in the estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. We remeasured the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method.

Deferred income tax

We account for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Deferred income taxes are recognized with net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017, 2016, and 2015 are subject to examination by any applicable tax authorities. We had no uncertain tax position for the years ended December 31, 2018, 2017 and 2016.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Key Operational Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the following tables:

	For the Years Ended December 31,
	2018	2017	2016

Transaction volume facilitated (1)
P2P
P2P - individual	$506,271,476	$2,174,485,366	$2,665,829,684
P2P - business	544,035,660	25,782,134	5,889,302,383
Non-P2P
Exchange administered product program – business	7,728,254,236	40,440,154	-
Premier Wealth Management - business	1,558,943,901	12,392,274,787	2,467,937,133
Total	$10,337,505,273	$14,632,982,441	$11,023,069,200

Annualized transaction volume facilitated (2)
P2P
P2P - individual	$383,970,929	$937,642,641	$1,135,493,732
P2P - business	172,426,261	19,248,104	1,651,197,687
Non-P2P
Exchange administered product program - business	4,728,226,047	22,063,853	-
Premier Wealth Management - business	894,059,540	5,905,582,907	911,034,537
Total	$6,178,682,777	$6,884,537,505	$3,697,725,956

Number of transactions facilitated (3)
P2P
P2P - individual	183,316	5,152,068	83,897
P2P - business	3,769	186	28,420
Non-P2P
Exchange administered product program - business	7,696	17	-
Premier Wealth Management - business	469	34,045	11,195
Total	195,250	5,186,316	123,512

Number of borrowers (4)
P2P
P2P - individual	154,157	1,793,058	64,949
P2P - business	2,476	171	228
Non-P2P
Exchange administered product program - business	504	7	-
Premier Wealth Management - business	196	624	222
Total	157,333	1,793,860	65,399

Number of investors (5)
Individual	448,308	900,618	1,495,403
Business	72	152	57
Total	448,380	900,770	1,495,460

(1)	Transaction volume refers to the total principal amount of transactions facilitated on our marketplace during the relevant period.

(2)	Annualized transaction volume refers to the total principal amount of loans facilitated on our marketplace during the relevant period multiply by the ratio of the number of months of data available divided by 12 months.

(3)	Number of transactions facilitated refers to the total number of loans facilitated on our marketplace during the relevant period.

(4)	Number of borrowers refers to the number of borrowers who recorded successful borrowing activity on our marketplace during the relevant period.

(5)	Number of investors refers to the number of investors who recorded successful investment activity on our marketplace during the relevant period.

The majority of the loans facilitated on our marketplace have terms of less than 1 year. Therefore, the annualized total principal amount of loans facilitated is smaller than the actual facilitated amount during the relevant period. Management uses annualized data as the basis to evaluate operating performance.

Currently, we generate revenues primarily from the transaction and service fees, which includes the following products:

●	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

●	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

●	Exchange administered product program (E-APP) – product registration services include advising registration holders (usually borrowers) on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. We charge registration holders for services to connect borrowers with investors.

In the middle of 2018, a wave of defaults was sweeping across China’s peer-to-peer lending industry and caused a decline in the annualized transaction volume facilitated through our marketplace, and caused some of our competitors to cease operations. Our transaction volume began to improve in late 2018. The annualized transaction volume facilitated through our marketplace was $6.2 billion, $6.9 billion and $3.7 billion in 2018, 2017, and 2016, respectively.

We acquire borrowers through various online channels as well as referrals from asset cooperative institutions. Asset cooperative institutions are the companies who introduce us to qualified borrowers. The total number of borrowers who successfully completed borrowings on our marketplace during the year ended December 31, 2018 was 157,333, as compared to 1,793,860 and 65,399 during the year ended December 31, 2017, and 2016, respectively. Currently, we focus more on attracting business borrowers, and approximately 94% of our annualized transaction volume for the year ended December 31, 2018 was contributed by our business borrowers.

We utilize online channels and funding cooperative institutions to obtain investors. Funding cooperative institutions are companies who introduce investors. While the number of new investors has been decreasing over the years presented, the average investment amount of new investors has been increasing steadily throughout the same period. This is the result of our efforts to focus on acquiring creditworthy investors who are able and willing to invest more on our platform. Currently, we focus more on attracting individual investors, and 97% of our investment amount for the year ended December 31, 2018 was contributed by individual investors.

Many P2P platforms ceased their operations because of a series of defaults in the middle of 2018, but the demand for financing remains strong. Although we had a decline in the annualized transaction volume facilitated through our marketplace, our transaction volume began to increase at the end of 2018. We will attract more business and individual borrowers through the development of innovative financial technology or through the acquisition of other P2P related business. We expect the annualized transaction volume to steadily grow in 2019.

With the strengthening of industry supervision by Chinese government, investors are more inclined to make investment through companies that regulatory compliance and financially strong. We expect the number of investors to increase, especially for high-net-worth customers.

Results of Operations for the Years Ended December 31, 2018, 2017, and 2016

The following table sets forth a summary of our combined and consolidated results of operations for the years indicated, both in amount and as a percentage of our net revenues. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this Form 20-F.

	For the Years Ended December 31,
	2018		2017		2016

Net revenue
Transaction and service fee	$234,972,184	89%	$208,166,308	94%	$99,056,931	87%
Transaction and service fee - related parties	6,273,413	2%	87,660	0%	1,176,104	1%
Commission fee	8,751,657	3%	4,334,526	2%	10,080,180	9%
Commission fee - related parties	1,626,942	1%	3,628,848	2%	1,197,575	1%
Other revenue	13,787,535	5%	5,541,601	2%	2,755,364	2%
Other revenue - related parties	7,039	0%	149,701	0%	33,935	0%
Total net revenue	265,418,770	100%	221,908,644	100%	114,300,089	100%

Operating cost and expenses
Sales and marketing expenses	156,329,090	59%	150,411,453	68%	103,619,248	91%
Product development expenses	17,198,056	6%	15,323,516	7%	13,656,817	12%
Loan facilitation and servicing expenses	3,919,555	1%	3,334,719	2%	2,973,370	3%
General and administrative expenses	15,433,707	6%	11,981,156	5%	9,274,374	8%
Total operating cost and expenses	192,880,408	73%	181,050,844	82%	129,523,809	113%

Operating income (loss)	72,538,362	27%	40,857,800	18%	(15,223,720)	-13%

Other income (expenses)
Interest income – related parties	7,176,876	3%	4,773,013	2%	1,802,979	2%
Interest expense – related parties	-	0%	-	0%	(282,276)	0%
Interest income (expense)	(36,829)	0%	(157,640)	0%	126,616	0%
Foreign currency transaction (loss) gain	(1,171,933)	0%	2,246,572	1%	(2,324,618)	-2%
Loss in equity method investment	(199,908)	0%	(22,777)	0%	(110,494)	0%
Gain on sale of equity method investment	-	0%	-	0%	110,494	0%
Gain on sale of equity interest in a subsidiary	94,104	0%	-	0%	-	0%
Income from short-term investment	506,590	0%	494,252	0%	-	0%
Other miscellaneous income (expense)	361,743	0%	1,473	0%	(159,090)	0%
Total other income (expenses)	6,730,643	3%	7,334,893	3%	(836,389)	-1%

Income (loss) before income tax	79,269,005	30%	48,192,693	22%	(16,060,109)	-14%
Income tax (expense) benefit	(19,260,548)	-7%	(12,348,395)	-6%	2,806,686	2%
Net income (loss)	$60,008,457	23%	$35,844,298	16%	$(13,253,423)	-12%

Year Ended December 31, 2018, Compared to Year Ended December 31, 2017

Operating Revenues

The following table sets forth the breakdown of our operating revenues for the years indicated:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

Net revenue
Transaction and service fee	$234,972,184	$208,166,308	$26,805,876	13%
Transaction and service fee - related parties	6,273,413	87,660	6,185,753	7057%
Commission fee	8,751,657	4,334,526	4,417,131	102%
Commission fee - related parties	1,626,942	3,628,848	(2,001,906)	-55%
Other revenue	13,787,535	5,541,601	8,245,934	149%
Other revenue - related parties	7,039	149,701	(142,662)	-95%
Total net revenue	$265,418,770	$221,908,644	$43,510,126	20%

The total net revenue for the year ended December 31, 2018, was $265.4 million, an increase of $43.5 million, or 20%, from $221.9 million for the year ended December 31, 2017. The increase was mainly caused by a significant increase of $33.0 million in transaction and service fee, generated from our non-P2P services. The PMW services have been slowing down during 2018 as we switched our focus on E-APP since early 2018, and we expect E-APP to continue to be our major product in 2019.

The increase in the aggregate transaction and service fee was attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 28% from 4.3% in 2017 to 5.5% in 2018. The average transaction fee rate for non-P2P services increased by 32% from 4.3% in 2017 to 5.7% in 2018. We expect the transaction fee rate for 2019 to remain stable when compared with 2018.

Many P2P platforms ceased their operations because of a series of defaults in the middle of 2018, but the demand for financing remains strong. Although we had a decline in the annualized transaction volume facilitated through our marketplace, our transaction volume began to increase at the end of 2018. We plan to attract more business and individual borrowers through the development of innovative financial technology or through the acquisition of other P2P related business. We expect the annualized transaction volume to steadily grow in 2019.

Apart from our primary business of loan facilitation, we also engage in the business of introducing potential investors to purchase contractual funds from other financial institutions and earn commission fees. Commission fee increased by $2.4 million, or 30%, from $8.0 million for the year ended December 31, 2017, to $10.4 million for the year ended December 31, 2018. The increase was primarily caused by the new E-APP product promotion services in 2018. The commission fee generated by E-APP promotion services during 2018 was $3.2 million which is 31% of the commission fee.

Other revenue includes mainly advisory income and fees from E-APP-data processing technical services. Advisory income increased by $4.3 million, from $1.8 million for the year ended December 31, 2017, to $6.1 million for the year ended December 31, 2018. We started to engage in E-APP data processing technical services in 2018, which contributed to $2.9 million of the increase in other revenue. E-APP data processing technology services include data transmission and storage services provided to E-APP borrowers to facilitate the preparation of registration application.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commission paid to financial advisors, funding cooperative institutions, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by our sales and marketing personnel.

Our major selling and marketing expenses comprised of the following items during the respective years as follows:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

Sales and marketing expenses
Promotion expenses (a)	$27,905,762	$33,696,880	$(5,791,118)	-17%
Commission expenses (b)	111,100,398	95,395,925	15,704,473	16%
Salaries and benefits	13,125,380	17,595,964	(4,470,584)	-25%
Rental expenses	1,885,120	1,734,731	150,389	9%
Business tax	1,515,561	1,121,159	394,402	35%
Others	796,869	866,794	(69,925)	-8%
Total sales and marketing expenses	$156,329,090	$150,411,453	$5,917,637	4%

(a)	Promotion expenses are expenses incurred mainly for brand promotion and online marketing activities

(b)	Commission expenses are payments to funding cooperative institutions and third-party financial advisors for their referrals to our services and products

The total sales and marketing expenses for the year ended December 31, 2018, were $156.3 million, an increase of $5.9 million, or 4%, from $150.4 million for the year ended December 31, 2017. The increase was mainly caused by a significant increase in commission expenses, partially offset by a decrease in promotion expenses and salaries and benefits expenses.

Commission expenses increased by $15.7 million, or 16%, from $95.4 million for the year ended December 31, 2017, to $111.1 million for the year ended December 31, 2018. The increase of our commission expenses was mainly due to the execution of new sales incentive policies, which increased the commission fee rate by 0.7% starting from July 2018.

Promotion expenses decreased by $5.8 million, or 17%, to $27.9 million for the year ended December 31, 2018, from $33.7 million for the year ended December 31, 2017. The decrease was mainly due to reduced marketing activities as a result of the tighten regulation for P2P industry which allows limited online activities to promote P2P brand. To comply with the regulation, we reviewed our past marketing efforts and implemented a more cost-effective marketing strategy.

Salaries and benefits expenses decreased by $4.5 million, or 25%, from $17.6 million for the year ended December 31, 2017, to $13.1 million for the year ended December 31, 2018. In late 2017, some sales offices were closed and the sales staff were dismissed accordingly. This change has led to a significant decrease in salaries and benefits expenses.

Product Development Expenses

Product development expenses include expenses we incurred to facilitate the transaction facilitation business, to gather historical data and borrowing behaviors, as well as to maintain, monitor, and manage our transaction and service platform.

Our major product development expenses are comprised of the following items during the respective years:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

Product development expenses
Salaries and benefits	$9,700,036	$9,206,372	$493,664	5%
Rental expenses	679,097	786,496	(107,399)	-14%
Depreciation	145,339	114,662	30,677	27%
Service and consulting expenses	2,299,325	1,070,318	1,229,007	115%
Maintenance expenses	4,057,045	3,980,726	76,319	2%
Others	317,214	164,942	152,272	92%
Total product development expenses	$17,198,056	$15,323,516	$1,874,540	12%

The total product development expenses increased by $1.9 million, or 12%, to $17.2 million for the year ended December 31, 2018, from $15.3 million for the year ended December 31, 2017. The increase was mainly attributable to the significant increase in service and consulting expenses and salaries and benefits expenses.

Service and consulting expenses increased by $1.2 million, or 115%, from $1.1 million for the year ended December 31, 2017, to $2.3 million for the year ended December 31, 2018, which was mainly caused by our increased expenses on IT services due to our increased need for technology development performed by external software developers.

Salaries and benefits increased by $0.5 million, or 5%, from $9.2 million for the year ended December 31, 2017, to $9.7 million for the year ended December 31, 2018, which was mainly due to the increased number of technical employees hired during 2018 to support the increased need for technology development.

We expect our product development expenses to continue to increase in the foreseeable future, as our business continues to grow and we develop and introduce new products and services on our marketplace.

Loan Facilitation and Servicing Expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support. Our major loan facilitation and servicing expenses are comprised of the following items during the respective years:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

Loan facilitation and servicing expenses
Salaries and benefits	$2,389,865	$1,895,503	$494,362	26%
Rental expenses	428,873	422,981	5,892	1%
Depreciation	209,314	156,066	53,248	34%
Service and consulting expenses	690,528	671,541	18,987	3%
Others	200,975	188,628	12,347	7%
Total loan facilitation and servicing expenses	$3,919,555	$3,334,719	$584,836	18%

The total loan facilitation and servicing expenses increased by $0.6 million, or 18%, to $3.9 million for the year ended December 31, 2018, from $3.3 million for the year ended December 31, 2017. The increase was mainly attributable to the increase in salaries and benefits expenses as we hired more employees in 2018. Salaries and benefits expenses increased by $0.5 million, or 26%, from $1.9 million for the year ended December 31, 2017 to $2.4 million for the year ended December 31, 2018.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

Our major general and administrative expenses comprised the following items during the respective periods:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

General and administrative expenses
Salaries and benefits	$8,010,525	$7,708,959	$301,566	4%
Rental expenses	1,171,582	1,022,539	149,043	15%
Bad debt expense	710,790	1,303,739	(592,949)	-45%
Depreciation	156,313	153,125	3,188	2%
Service and consulting expenses	3,782,561	663,889	3,118,672	470%
Others	1,601,936	1,128,905	473,031	42%
Total general and administrative expenses	$15,433,707	$11,981,156	$3,452,551	29%

The total general and administrative expenses increased by $3.4million, or 29%, to $15.4 million for the year ended December 31, 2018, from $12.0 million for the year ended December 31, 2017. The increase was mainly attributable to the increase in service and consulting expenses and other general and administrative expenses, partially offset by the decrease in bad debt expenses.

Service and consulting expenses increased by $3.1 million, or 470%, to $3.8 million for the year ended December 31, 2018, from $0.7 million for the year ended December 31, 2017, which was mainly due to higher professional services incurred during the year ended December 31, 2018 in connection with the reverse merger with Hunter Maritime Acquisition Corp.

Other general and administrative expenses mainly consist of travel expenses and meal and entertainment expenses, which increased by $0.5 million, or 42%, to $1.6 million for the year ended December 31, 2018, from $1.1 million for the year ended December 31, 2017. The increase was mainly due to higher travel expenses incurred during the year ended December 31, 2018 in connection with the reverse merger with Hunter Maritime Acquisition Corp.

We recorded a bad debt provision for accounts receivable with the amount of $0.7 million during the year ended December 31, 2018 based on our assessment of the collectibility of these accounts receivable while no bad debt provision was made to other receivables in 2018. We recorded a provision for other receivables with the amount of $1.3 million during the year ended December 31, 2017 based upon our assessment of the collectibility of these other receivables due from third parties while no bad debt provision was made to accounts receivable in year 2017.

Other income (expense)

Other income or expense consists of primarily interest income from related parties, interest income or expense from third parties, foreign currency transaction gain or loss, loss in equity method investment, gain on sale of equity method investee, realized gain from available-for-sale financial assets and interest income from certificate of deposits, and other miscellaneous income or expense.

The following table sets forth a breakdown of other income or expense:

	For the Years Ended December 31
	2018	2017	$ Change	% Change

Other income (expense)
Interest income - related parties	$7,176,876	$4,773,013	$2,403,863	50%
Interest income (expense)	(36,829)	(157,640)	120,811	77%
Foreign currency transaction (loss) gain	(1,171,933)	2,246,572	(3,418,505)	-152%
Loss in equity method investment	(199,908)	(22,777)	(177,131)	778%
Gain on sale of equity interest in a subsidiary	94,104	-	94,104	100%
Income from short-term investment	506,590	494,252	12,338	2%
Other miscellaneous income (expense)	361,743	1,473	360,270	24458%
Total other income (expense)	$6,730,643	$7,334,893	$(604,250)	-8%

Interest income from related parties was $7.2 million for the year ended December 31, 2018, an increase of $2.4 million, or 50%, from $4.8 million for the year ended December 31, 2017. The increase was mainly due to an increase of $3.0 million in interest earned from loan receivable from related parties, partially offset by a decrease of $0.6 million in interest earned on our customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd, which is our custodian bank.

We incurred a $1.2 million foreign currency transaction loss during the year ended December 31, 2018, compared to the $2.2 million foreign currency transaction gain during the year ended December 31, 2017, which was mainly due to the fluctuations on the exchange rate arising from our loans and cash account denominated in foreign currency.

Loss in equity method investment in 2018 was from Linggui Technology (Beijing) Co., Ltd (“Linggui”), an entity that we acquired in November 2017.

The gain on sale of equity interest in a subsidiary in 2018 is related to Zhonghui Investment Management Co., Ltd (“Zhonghui”), an entity we acquired in 2016, and Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”), an entity we acquired in 2016.

Income tax expense

Income tax expense increased by 56% from $12.3 million in 2017 to $19.3 million in 2018, mainly due to the increase in taxable income in 2018 and offset by the impact of tax benefits received by NCF Cloud Services. In 2017, NCF Cloud was granted Hi-Tech Enterprise status and was entitled to a reduced rate of 15%. In 2018, NCF Cloud Services was granted the Certification of Software Company and was entitled to a reduced tax rate of 0% for the year ended December 31, 2018.

Net income (loss)

We incurred a net income of $60.0 million for the year ended December 31, 2018, compared to a net income of $35.8 million for the year ended December 31, 2017. The increase in net income was driven by an increase of $43.5 million in net revenues, partially offset by an increase in total operating expenses of $11.8 million during the year ended December 31, 2018, as compared to the year ended December 31, 2017.

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016

Operating Revenues

The following table sets forth the breakdown of our operating revenues for the years indicated:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

Net revenue
Transaction and service fee	$208,166,308	$99,056,931	$109,109,377	110%
Transaction and service fee - related parties	87,660	1,176,104	(1,088,444)	-93%
Commission fee	4,334,526	10,080,180	(5,745,654)	-57%
Commission fee - related parties	3,628,848	1,197,575	2,431,273	203%
Other revenue	5,541,601	2,755,364	2,786,237	101%
Other revenue - related parties	149,701	33,935	115,766	341%
Total net revenue	$221,908,644	$114,300,089	$107,608,555	94%

The total net revenue for the year ended December 31, 2017, was $221.9 million, an increase of $107.6 million, or 94%, from $114.3 million for the year ended December 31, 2016. The increase was mainly caused by a significant increase of $108.0 million in transaction and service fee, generated from our P2P services and non-P2P services. The increase in transaction and service fees was partially offset by a decrease of $3.3 million in commission fees.

As shown in our key operational metrics, the increase in transaction and service fee was mainly attributable to the substantial increase in the annualized volume of transactions facilitated through our marketplace, which was $6.9 billion for the year ended December 31, 2017, an increase of $3.3 billion as compared to $3.7 billion for the year ended December 31, 2016. Of the $3.2 billion increase, the annualized transaction volume of non-P2P services increased by $5.0 billion, offset by a decrease of $1.8 billion in the annualized transaction volume of P2P services. The annualized transaction volume of our non-P2P services increased due to the increased financing needs of SMEs, while the annualized transaction volume of our P2P services decreased as we are focusing more on our non-P2P services.

The increase in transaction and service fee was also, to a lesser extent, attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 10% from 3.9% in 2016 to 4.3% in 2017. The average transaction fee rate for Non-P2P services increased by 50% from 2.9% in 2016 to 4.3% in 2017.

Our actual transaction and service fees generated from third parties was $208.2 million for the year ended December 31, 2017, an increase of $109.1 million, or 110%, from $99.1 million for the year ended December 31, 2016. Our transaction and service fee generated from related parties were $0.1 million for the year ended December 31, 2017, a decrease of $1.1 million, or 93%, from $1.2 million for the year ended December 31, 2016.

Apart from our primary business of loan facilitation, our subsidiary, Yinghua Wealth Investment Management Holdings Co., Ltd (“Yinghua Wealth”), engages in the business of introducing potential investors to purchase contractual funds from other financial institutions. Commission fee generated from third parties was $4.4 million for the year ended December 31, 2017, a decrease of $5.7 million, or 57%, from $10.1 million for the year ended December 31, 2016. Our commission fee generated from related parties was $3.6 million for the year ended December 31, 2017, an increase of $2.4 million, or 203%, from $1.2 million for the year ended December 31, 2016. The decrease in commission fees was mainly due to lower commission fee rates from third parties.

Other revenue includes diversion income, advisory income, and technology service fees. We started to engage in diversion services in 2017, which contributed to $2.9 million, or 104%, increase in other revenue from $2.8 million for the year ended December 31, 2016, to $5.7 million for the year ended December 31, 2017. However, diversion services have been slowing down during 2018 as we switched our focus on data processing services in early 2018.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commission paid to cooperative institutions, financial advisors, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by our sales and marketing personnel.

Our major selling and marketing expenses comprised of the following items during the respective years as follows:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

Sales and marketing expenses
Promotion expenses (a)	$33,696,880	$27,726,211	$5,970,669	22%
Commission expenses (b)	95,395,925	57,631,771	37,764,154	66%
Salaries and benefits	17,595,964	14,060,829	3,535,135	25%
Rental expenses	1,734,731	2,970,248	(1,235,517)	-42%
Business tax	1,121,159	328,112	793,047	242%
Others	866,794	902,077	(35,283)	-4%
Total sales and marketing expenses	$150,411,453	$103,619,248	$46,792,205	45%

(a)	Promotion expenses are expenses incurred mainly for brand promotion and online marketing activities

(b)	Commission expenses are payments to funding cooperative institutions and third-party financial advisors for their referrals to our services and products

The total sales and marketing expenses for the year ended December 31, 2017, were $150.4 million, an increase of $46.8 million, or 45%, from $103.6 million for the year ended December 31, 2016. The increase was mainly caused by a significant increase in promotion expenses and commission expenses.

Promotion expenses increased by $6.0 million, or 22%, to $33.7 million for the year ended December 31, 2017, from $27.7 million for the year ended December 31, 2016. The increase was mainly due to our efforts on online marketing to expand our borrower and investor base through online channels.

Commission expenses increased by $37.8 million, or 66%, from $57.6 million for the year ended December 31, 2016, to $95.4 million for the year ended December 31, 2017. The increase of our commission expenses was mainly due to our reliance on the use of funding cooperative institutions and third-party financial advisors for investor referral.

Salaries and benefits expenses increased by $3.5 million, or 25%, from $14.1 million for the year ended December 31, 2016, to $17.6 million for the year ended December 31, 2017. The increase was mainly attributable to the increased number of employees. We hired more employees in 2017 to support the rapid growth of the business.

Rental expenses decreased by $1.3 million, or 42%, from $3.0 million for the year ended December 31, 2016, to $1.7 million for the year ended December 31, 2017. Yinghua Wealth closed most of the branch offices in 2017, resulting in a reduction in leased space and a decrease in rental expenses. However, we expect our rental expenses to increase in the foreseeable future as our base rent will continue to increase.

Business tax was $1.1 million for the year ended December 31, 2017, an increase of $0.8 million, or 242%, from $0.3 million for the year ended December 31, 2016, which was mainly due to our large increase in the number of transactions facilitated through our marketplace from 123,512 in 2016 to 5,186,316 in 2017.

We are exploring options to reduce our sales and marketing expense, especially the commission expenses as they accounted for more than 80% of the total increase. We plan to slowly phase out our reliance on funding cooperative institutions as a referral source.

Product Development Expenses

Product development expenses include expenses we incurred to facilitate the transaction facilitation business, to gather historical data and borrowing behaviors, as well as to maintain, monitor, and manage our transaction and service platform.

Our major product development expenses are comprised of the following items during the respective years:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

Product development expenses
Salaries and benefits	$9,206,372	$7,773,650	$1,432,722	18%
Rental expenses	786,496	762,036	24,460	3%
Depreciation	114,662	122,457	(7,795)	-6%
Service and consulting expenses	1,070,318	457,467	612,851	134%
Maintenance expenses	3,980,726	4,428,354	(447,628)	-10%
Others	164,942	112,853	52,089	46%
Total product development expenses	$15,323,516	$13,656,817	$1,666,699	12%

The total product development expenses increased by $1.6 million, or 12%, to $15.3 million for the year ended December 31, 2017, from $13.7 million for the year ended December 31, 2016. The increase was mainly attributable to an increase of $1.4 million in salaries and benefits expenses as we hired more employees during 2017 to support the rapid growth of the business.

Service and consulting expenses increased by $0.6 million, or 134%, from $0.5 million for the year ended December 31, 2016, to $1.1 million for the year ended December 31, 2017, which was caused by the increased user authentication expenses and system security testing expenses in 2017 as we continued to improve our risk control system.

Maintenance expenses decreased by $0.4 million, or 10%, from $4.4 million for the year ended December 31, 2016, to $4.0 million for the year ended December 31, 2017. In 2016, we engaged a professional firm that is a related party to provide technical infrastructure maintenance services, including storage, security, daily maintenance, for transaction system, risk control system and other administrative systems. The decrease in maintenance expenses was due to a one-time setup fee incurred during the year ended December 31, 2016.

We expect our product development expenses to continue to increase in the foreseeable future, as our business continues to grow and we develop and introduce new products and services on our marketplace.

Loan Facilitation and Servicing Expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

Our major loan facilitation and servicing expenses are comprised of the following items during the respective years:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

Loan facilitation and servicing expenses
Salaries and benefits	$1,895,503	$1,523,886	$371,617	24%
Rental expenses	422,981	485,844	(62,863)	-13%
Depreciation	156,066	113,028	43,038	38%
Service and consulting expenses	671,541	715,506	(43,965)	-6%
Others	188,628	135,106	53,522	40%
Total loan facilitation and servicing expenses	$3,334,719	$2,973,370	$361,349	12%

The total loan facilitation and servicing expenses increased by $0.3 million, or 12%, to $3.3 million for the year ended December 31, 2017, from $3.0 million for the year ended December 31, 2016. The increase was mainly attributable to the increase in salaries and benefits expenses as we hired more employees during 2017. Salaries and benefits expenses increased by $0.4 million, or 24%, from $1.5 million for the year ended December 31, 2016 to $1.9 million for the year ended December 31, 2017.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

Our major general and administrative expenses comprised the following items during the respective periods:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

General and administrative expenses
Salaries and benefits	$7,708,959	$6,415,011	$1,293,948	20%
Rental expenses	1,022,539	1,189,333	(166,794)	-14%
Bad debt expense	1,303,739	-	1,303,739	100%
Depreciation	153,125	149,282	3,843	3%
Service and consulting expenses	663,889	394,556	269,333	68%
Others	1,128,905	1,126,192	2,713	0%
Total general and administrative expenses	$11,981,156	$9,274,374	$2,706,782	29%

Our total general and administrative expenses increased by $2.7 million, or 29%, to $12.0 million for the year ended December 31, 2017, from $9.3 million for the year ended December 31, 2016. The increase was mainly driven by an increase in salaries and benefits expenses and the provision for doubtful accounts.

Salaries and benefits increased by $1.3 million, or 20%, from $6.4 million for the year ended December 31, 2016, to $7.7 million for the year ended December 31, 2017, which was mainly due to the increased number of employees hired during 2017 to support the rapid growth of the business.

We recorded a provision for doubtful accounts in the amount of $1.3 million during the year ended December 31, 2017 based upon an assessment of our balance of other receivables. No provision was recorded during the year ended December 31, 2016 as we had been receiving payments and no indications of uncollectability were identified in 2016.

Other income (expense)

Other income or expense consists of primarily interest income or expense from related parties, interest income or expense from third parties, foreign currency transaction gain or loss, loss in equity method investment, gain on sale of equity method investee, income from available-for-sale financial assets investment, and other miscellaneous income or expense.

The following table sets forth a breakdown of other income or expense:

	For the Years Ended December 31
	2017	2016	$ Change	% Change

Other income (expense)
Interest income - related parties	$4,773,013	$1,802,979	$2,970,034	165%
Interest expense - related parties	-	(282,276)	282,276	-100%
Interest income (expense)	(157,640)	126,616	(284,256)	-225%
Foreign currency transaction gain (loss)	2,246,572	(2,324,618)	4,571,190	-197%
Loss in equity method investment	(22,777)	(110,494)	87,717	-79%
Gain on sale of equity method investee	-	110,494	(110,494)	-100%
Realized gain available-for-sale financial assets investment	494,252	-	494,252	100%
Other miscellaneous income (expense)	1,473	(159,090)	160,563	-101%
Total other income (expense)	$7,334,893	$(836,389)	$8,171,282	-977%

Interest income from related parties was $4.8 million for the year ended December 31, 2017, an increase of $3.0 million, or 165%, from $1.8 million for the year ended December 31, 2016. The increase was mainly due to an increase of $2.7 million in interest earned from our customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd, and an increase of $0.3 million in interest earned from loan receivable from related parties. Interest expense from related parties was $0.0 million for the year ended December 31, 2017, a decrease of 0.3 million, or 100%, from $0.3 million for the year ended December 31, 2016. Interest expense from third parties was $0.2 million for the year ended December 31, 2017, compared to $0.1 million of interest income for the year ended December 31, 2016.

We incurred a $2.2 million foreign currency transaction gain during the year ended December 31, 2017, compared to the $2.3 million foreign currency transaction loss during the year ended December 31, 2016, which was mainly due to the fluctuations on the exchange rate between the Hong Kong Dollar and RMB. The foreign currency transaction gain or loss arose from the RMB denominated bank account in Hong Kong.

Loss in equity method investment in 2017 was solely from Linggui Technology (Beijing) Co., Ltd. (“Linggui”), an entity that we acquired in November 2017. Loss in equity method investment for 2016 and the gain on sale of equity method investee are related to Shanghai Zisheng Network Technology Co., Ltd. (“Zisheng”), an entity we acquired in 2016 and sold in 2016.

We incurred $0.5 million of realized gain from available-for-sale financial assets investment during the year ended December 31, 2017, compared to $0 for the year ended December 31, 2016. The income was the result of our participation in our own P2P marketplace platform and monetary fund as a lender in 2017. We sold the P2P investment in 2018.

Income tax expense

We incurred $12.3 million of income tax expense during the year ended December 31, 2017, compared to $2.8 million of income tax benefit during the year ended December 31, 2016. The increase in income tax expense in 2017 was mainly due to the increase in taxable income offset by the impact of tax benefits received by NCF Cloud Services. In 2017, NCF Cloud Services was granted Hi-Tech Enterprise status and was entitled to a reduced rate of 15%.

Net income (loss)

We incurred a net income of $35.8 million for the year ended December 31, 2017, compared to a net loss of $13.3 million for the year ended December 31, 2016. The increase in net income was driven by an increase of $107.6 million in net revenues, partially offset by an increase in total operating expenses of $51.5 million during the year ended December 31, 2017, as compared to the year ended December 31, 2016.

Liquidity and Capital Resources

In 2015 and 2016, our principal sources of liquidity were proceeds from the sales of its ordinary and preferred shares. In 2015, we received $19.9 million of proceeds from the issuance of Series B preferred shares, net of issuance cost, and $16.3 million of proceeds from the issuance of ordinary shares. In 2016, we raised $41.9 million through issuance of Series C-1 preferred shares and received the proceeds, net of issuance cost of $4.6 million in 2015 and $37.3 million in 2016, respectively, and $13.2 million of proceeds from the issuance of ordinary shares.

Since 2017, our principal source of liquidity has been cash generated from operating activities. We generated positive cash flow from operating activities of $43.8 million in 2017. As of December 31, 2017, we Group had cash and cash equivalents of $35.1 million (RMB 228.2 million), as compared to cash and cash equivalents of $10.1 million (RMB 70.1 million) as of December 31, 2016.

For the year ended December 31, 2018, we generated positive cash flows from operating activities of $76.1 million. As of December 31, 2018, we had cash and cash equivalents of $25.1 million (RMB 172.0 million).

In February 2019, we took out a bank loan in the amount of $13.6 million for working capital. In connection with the Consummation of the Merger with Hunter Maritime on March 21, 2019, we were obligated to pay certain fees to the investment banks, lawyers and other professional service providers. We’ve generated positive operating cash flows in 2017 and 2018 and expect to increase operating cash flows in 2019; thus, we will have enough cash to settle these obligations.

Unlike financial institutions, we are not subject to any capital adequacy requirement that are applicable to financial institutions in China. We believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we Wealth Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure.”

Our ability to manage our working capital may materially affect our financial position and results of operations.

The following table sets forth a summary of our working capital (deficit) for the periods indicated:

	December 31,
	2018	2017

Current assets	$169,174,457	$109,965,050
Current liabilities	36,847,590	29,486,419
Net working capital	$132,326,867	$80,478,631

On December 31, 2018, we had working capital of $132.3 million compared to working capital of $80.5 million on December 31, 2017. The increase in working capital was primarily related to an increase in current assets of $59.2 million, offset by an increase in current liabilities of $7.4 million on December 31, 2018, compared to December 31, 2017.

The increase in current assets of $59.2 million is mainly attributable to an increase of $129.2 million in short-term investment, partially offset by (i) a decrease of $43.8 million in loan receivable from related parties, (ii) a decrease of $10.0 million in cash and cash equivalents, and (iii) a decrease of $9.3 million in other receivables.

The increase in current liabilities of $7.4 million is primarily related to (i) an increase of $5.1 million in taxes payable, (ii) an increase of $4.6 million in accruals and other liabilities, (iii) an increase of $4.2 million in accrued marketing and channel fees from related parties, and (iv) an increase of $4.1 million in note payable to Great Reap, partially offset by a decrease of $14.3 million in accruals and other liabilities from related parties.

For the Years Ended December 31, 2018, 2017, and 2016

A summary of our cash flow activities is as follows:

	For the Years Ended December 31,
	2018	2017	2016

Net cash provided by (used in) operating activities	$76,143,750	$43,789,995	$(31,103,672)
Net cash (used in) investing activities	$(88,575,296)	$(17,072,876)	$(23,839,186)
Net cash provided by (used in) financing activities	$2,587,688	$(15,273,959)	$67,463,408

Operating Activities

For the year ended December 31, 2018, we had cash provided by operating activities of $76.1 million. This was primarily the result of (i) $60.0 million of net income, adding back (ii) non-cash adjustments to net income of $2.1 million, and the effect of changes in:

(iii) an increase of $5.2 million in taxes payable, (iv) an increase of $2.9 million in accruals and other liabilities, (v) an increase of $4.4 million in accrued marketing and channel fees from related parties, and (vi) a decrease of $3.5 million in advances to suppliers, partially offset by (vii) a decrease of $13.5 million in accruals and other liabilities from related parties.

(iii) The increase in taxes payable was primarily due to an increase in our net income that led to higher estimated tax after offsetting prior accumulated loss carryforwards.

(iv) The increase in accruals and other liabilities was primarily due to the reclassification of the bank custodian fees to Haikou United Rural Commercial Bank, which was a related party in 2017 but ceased to be a related party beginning October 26, 2018, and an increase of approximately $0.8 million in professional expenses in connection with SEC filings requirements.

(v) The increase in accrued marketing and channel fees from related parties was mainly due to an increase of approximately $3.1 million in the marketing and channel fees from Shenzhen Lianhe Currency Wealth Management Co., Ltd and $1.8 million from Shanghai Jinmao Asset Management Co., Ltd.

(vi) The decrease in advances to suppliers was primarily due to a decrease of approximately $3.2 million in advances for sale and marketing suppliers.

(vii) The decrease in accruals and other liabilities from related parties was primarily due to the reclassification of the bank custodian fees to Haikou United Rural Commercial Bank, which was a related party in 2017 but ceased to be a related party beginning October 26, 2018, and a decrease of approximately $4.4 million in the service fees to Xianfeng Payment.

For the year ended December 31, 2017, we had cash provided by operating activities of $43.8 million. This was primarily the result of (i) $35.8 million of net income, adding back (ii) non-cash adjustments to net income of $5.4 million, and the effect of changes in: (iii) a decrease of $14.4 million in advances to suppliers who are related parties and (iv) a decrease of $11.2 million in deferred tax assets, partially offset by (v) an increase in other receivables of $8.1 million, (vi) an increase in other non-current assets of $4.4 million, and (vii) an increase in other current assets of $4.0 million.

(iii) The decrease in advances to suppliers and other receviables-related parties who are related parties was mainly due to the collection of approximately $13.4 million from Xianfeng Payment Co., Ltd (“Xianfeng Payment”), a related party, because we switched to Haikou United Rural Commercial Bank in January 2017 as our custodian bank. Haikou United Rural Commercial Bank was a related party in 2017 and beginning October 26, 2018, it ceased to be a related party as the Haikou’s director, Mr. Nan Xiao, resigned from Yinghua Weath. Xianfeng Payment was the payment platform we used to facilitate the fund transfers between investors and borrowers prior to Haikou United Rural Commercial Bank.

(iv) The decrease in deferred tax assets was primarily due to approximately $11.2 million being used to offset against in 2017.

(v) The increase in other receivables was primarily due to approximately $8.5 million payment for the investment in Xianfeng Daily Profiting Monetary Market Fund, a third party, that was completed in 2018.

(vi) The increase in other non-current assets was primarily due to the approximately $4.4 million cash investment in Beijing Kunyuan Hengtong Investment Center L.P, a third party, that was completed in 2018.

(vii) The increase in other current assets was primarily due to an increase of approximately $4.0 million in net input VAT.

For the year ended December 31, 2016, cash used in operating activities of $31.1 million. This was primarily the result of (i) $13.3 million of net loss, adding back (ii) non-cash adjustments of $3.6 million, and the effect of changes in: (iii) an increase of $8.8 million in advances to suppliers who are related parties, (iv) a decrease of $4.5 million in amounts due to related parties, and (v) a decrease of $3.1 million in accrued marketing and channel fees.

(iii) The increase in advances to suppliers who are related parties was primarily due to an increase of approximately $8.3 million in advances to Xianfeng Payment.

(iv) The decrease in amounts due to related parties was primarily due to a decrease of approximately $4.5 million in the payable to Net Credit Group Inc.

Investing activities

Net cash used in investing activities was $88.6 million in 2018, which was primarily attributable to our $144.9 million of loans to related parties and $128.8 million purchase of certificates of deposit, partially offset by the $182.4 million of collection of related parties’ loans.

Net cash used in investing activities was $17.1 million in 2017, which was primarily attributable to our $39.1 million of investment in available-for-sale financial assets and $23.3 million of loans to related parties, partially offset by the $39.1 million cash received from redemption of available-for-sale financial assets and $7.3 million of collection of related parties’ loans.

Net cash used in investing activities was $23.8 million in 2016, which was primarily attributable to our $22.4 million of loans to related parties and $1.2 million of investment in Zisheng.

Financing activities

Net cash provided by financing activities was $2.6 million in 2018, which was mainly attributable the $13.5 million of cash received from bank loan and the $4.6million of cash received from related parties’ loans, partially offset by the repayments of $13.5 million on bank loan and the repayments of $2.1 million on related parties’ loans.

Net cash used in financing activities was $15.3 million in 2017, which was mainly attributable to repayments of $13.8 million on bank loan.

Net cash provided by financing activities was $67.5 million in 2016, which was mainly attributable to the $37.3 million of proceeds from issuance of Series C-1 preferred shares, $14.0 million of cash received from bank loan, $13.2 million of proceeds from issuance of ordinary shares, and $7.5 million capital injection from shareholders, partially offset by the repayment of $6.0 million of borrowings of related parties.

Contractual Obligations and Commitments

(a)	Operating lease commitments – us as lessee

We were obligated under non-cancellable operating leases. The lease terms are three years, and renewable at the end of the lease period at the market rate. Rent expense were $4,019,641, $4,133,541, and $5,400,809 for the years ended December 31, 2018, 2017 and 2016 respectively.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,	Amount
2019	$4,008,358
2020	1,167,009
2021	550,786

$5,726,153

(b)	Service contracts commitments

In August 2018, we entered into a finder agreement with EarlyBirdCapital, Inc. to introduce us to a potential special purpose acquisition corporation (“SPAC”) in connection with consummating a merger. The total fee of $3,000,000 is expected to be paid in May 2019.

Off-Balance Sheet Commitments and Obligations

We did not have any off-balance sheet arrangements as of December 31, 2018 and 2017, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future. Our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Holding Company Structure

NCF Wealth Holdings, Ltd. is a holding company with no material operations of its own. We conducts our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by its PRC subsidiaries and its consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay us dividends. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recently Issued Accounting Pronouncements

See Note 2 to the Notes to the Audited Combined and Consolidated Financial Statements in “Index to Combined and Consolidated Financial Statements” in this Form 20-F for discussion regarding recent accounting pronouncements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of our current board of directors (the “Board”) and our named executive officers and the principal offices and positions held by each person. Our executive officers are appointed by the Board. Our directors serve until the earlier to occur of the appointment of his or her successor at the next meeting of shareholders, death, resignation or removal by the Board. There are no family relationships among our directors and our named executive officers.

Names(1)	Age	Position
Huanxiang Li	47	President and Director
Jia Sheng	38	Chief Executive Officer and Director
Li Wei	38	Chief Financial Officer
Xin Li	34	Chief Operating Officer
Ruoshi Zhang	38	Chief Technology Officer
Tao Yang	45	Independent Director
David X. Li	55	Independent Director
Kevin C. Wei	51	Independent Director

Set forth below is a brief biography of each director, named executive officer and significant employee that contains information regarding the individual’s service as a director, named executive officer or significant employee including business experience for the past five years. In addition, information for directors includes directorships held during the past five years, information concerning certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to determine that the individual should serve as a director for us.

Huanxiang Li (President)

Ms. Li has been the President and a director since March 2019 and the President and a director of NCF since 2014. Ms. Li has 15 years of experience in the financial industry. Prior to joining NCF, she was Vice-President of the United Venture Financial Guarantee Group from 2003 to 2013, President of Tianjin United Venture Capital Guarantee Co., Ltd. from 2013 to 2015, and President of Dongfang Credit Management Co., Ltd. from 2015 to 2017. Ms. Li holds an EMBA degree from the PBC School of Finance of Tsinghua University.

Jia Sheng (Chief Executive Officer)

Mr. Sheng has been the Chief Executive Officer and a director since March 2019 and the Chief Executive Officer and a director of NCF since June 2013. Mr. Sheng has 12 years of experience in the Internet and the financial industry. Prior to joining NCF Wealth Holdings, he was Product Manager in Google China and Mountain View from June 2007 to October 2010, and a Co-founder of Yunrang (Beijing) Information Technology Co., Ltd. From November 2010 to May 2013. Mr. Sheng holds an EMBA degree from the PBC School of Finance of Tsinghua University, a Master degree in Computer Science from the University of Toronto in Canada and a Bachelor degree in Computer Science and Technology from Tsinghua University.

Li Wei (Chief Financial Officer)

Ms. Wei joined the management team in March 2019 and of NCF in October 2014. She has 12 years of experience in auditing & consulting services and more than 12 years of management experience. Prior to joining NCF, Ms. Wei worked at KPMG from August 2002 to April 2008 and PricewaterhouseCoopers from May 2008 to October 2014. Ms. Wei received her MBA from the School of Economics and Management of Tsinghua University. She obtained her Bachelor’s degree in Finance from Renmin University of China. Ms. Wei is a CICPA and an internationally registered internal auditor.

Xin Li (Chief Operating Officer)

Ms. Li joined the management team in March 2019 and of NCF in February 2014. She worked at China Ping An Life Insurance Co., Ltd. from September 2007 to November 2010 and China International Futures Co., Ltd. from April 2012 to January 2014. Ms. Li has more than 10 years of experience in the finance industry and is an expert in operations management, marketing, and financial product design. She holds a Bachelor’s degree in finance from Heilongjiang University.

Ruoshi Zhang (Chief Technology Officer)

Mr. Zhang joined the management team in March 2019 and of NCF in May 2014. He has more than 10 years of experience in R&D management and distributed system design and development. Mr. Zhang worked at Visual China Group from October 2005 to August 2011, IFeng.com from August 2011 to August 2012 and Credit Ease from January 2013 to April 2013. Mr. Zhang specializes in the development and design of distributed storage systems, social networking sites and financial trading systems. Mr. Zhang earned his Bachelor’s degree from Information Engineering University.

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

David X. Li (Independent Director)

Mr. Li has been a professor of finance, and faculty co-director of Master of Finance (MF) program at Shanghai Advanced Institute of Finance (SAIF) since January 2018, and an associate director of Chinese Academy of Financial Research (CAFR) at Shanghai Jiaotong University since January 2018. Previously, he worked at leading financial institutions for more than two decades in the areas of new product development, risk management, asset/liability management and investment analytics. He was the chief-risk-officer for China International Capital Corporation (CICC) Ltd from May 2008 to January 2013, head of credit derivative research and analytics at Citigroup and Barclays Capital from October 2001 to April 2008, and head of modeling for AIG Investments from January 2012 to March 2016.

David holds a PhD degree in statistics from the University of Waterloo, a Master’s degrees in economics, finance and actuarial science, and a Bachelor’s degree in mathematics. Mr. Li is currently an associate editor for North American Actuarial Journal, an adjunct professor at the University of Waterloo. Mr. Li was one of the pioneers in credit derivatives. His seminal work of using copula functions for credit portfolio modeling has been widely cited by academic research, broadly used by practitioners for credit portfolio trading, risk management and rating, and well covered by media such as Wall Street Journal, Financial Times, Nikkei, CBC News.

Kevin C. Wei (Independent Director)

Mr. Wei has been a managing partner of Fontainburg Corporation Limited, a corporate finance advisory firm, since November 2013. Mr. Wei served as the Chief Financial Officer of IFM Investments Limited (stock code: CTC), a New York Stock Exchange listed company headquartered in Beijing, from December 2007 to September 2013, and served as its director from November 2008 until December 2014. From 2006 to 2007, Mr. Wei served as the Chief Financial Officer of a Chinese solar company listed on Nasdaq. From 1999 to 2005, Mr. Wei worked in the internal audit and risk management functions for multinational companies including LG Philips Displays International Ltd. From 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP in various audit and consulting roles in the United States of America and China. Mr. Wei graduated from Central Washington University in 1991, where he received his Bachelor’s degree (cum laude) with a double major in accounting and business administration.

B.	Compensation of Directors and Executive Officers

For the 2018 fiscal year we paid an aggregate of approximately $450,000.00 in cash compensation and non-share-based compensation to our executive officers.

We did not pay any compensation to our directors in 2018.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors, three of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The law of our home country, which is the Marshall Islands, does not require a majority of the board of directors of our Company to be composed of independent directors, nor does Marshall Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NASDAQ Rules, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

Our Board of Directors has an audit committee and we have adopted a charter for this committee. The committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Tao Yang and Kevin C. Wei, and is chaired by Kevin C. Wei. Each of the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit our consolidated financial statements, meets with our independent auditors and financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of our accounting and financial controls, and reviews the consolidated financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are permitted to follow home country practice in lieu of certain of NASDAQ’s corporate governance requirements that are applicable to U.S. companies listed on NASDAQ, see “Item 16G. Corporate Governance”.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had 692, 712 and 902 employees, respectively. Substantially all of these employees are located in China. The following table sets forth the number of our employees for each of our major functions as of December 31, 2018:

Major functions	As of December 31, 2018
Managerial functions	12
Operating functions	143
Others	747
Total	902

None of our employees are represented by a labor union nor are we organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.

As required by regulations in China, we participated in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We were also required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Since we divested our Chinese operation in December 2018, we are no longer subject to these laws.

E.	Share Ownership

The following table sets forth, as of April 15, 2019, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our Class A common stock (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 1000027.

Name of Beneficial Owner(2)	Number of Class A common stock Beneficially Owned (1)	Percentage Ownership
Zhenxin Zhang(3)	122,815,857	60.2%
Great Reap Ventures Limited (4)	103,613,734	50.8%
TMF (Cayman) Ltd.(5)	19,202,123	9.4%
Ever Step Holdings Limited(6)	17,625,804	8.6%
Highlight Limited(7)	12,114,794	5.9%
Huanxiang Li(8)	349,129	*
Jia Sheng(8)	209,477	*
Ruoshi Zhang(8)	192,021	*
Xin Li(8)	122,195	*
Li Wei(8)	78,989	*
Tao Yang	-	-
David X. Li	-	-
Kevin C. Wei	-	-
All directors and executive officers as a group (8 individuals)	951,811	*

*	Represents beneficial ownership of less than one percent of our outstanding Class A common stock.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares of Class A common stock beneficially owned by a person and the percentage ownership of that person, Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 15, 2019 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 204,041,004 shares of Class A common stock outstanding as of April 1, 2019.

(2)	Unless otherwise indicated, the business address of each of the individuals is Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

(3)	Consists of shares owned by Great Reap Ventures Limited and TMF (Cayman) Ltd.

(4)	Great Reap Ventures Limited is owned and controlled by Zhenxin Zhang.

(5)	TMF (Cayman) Ltd is owned by employees of NCF Wealth Holdings Limited and Mr. Zhenxin Zhang has voting power over the shares owned by TMF (Cayman) Ltd.

(6)	Ever Step Holdings Limited is owned and controlled by Chong Sing Holdings FinTech Group Limited, a company listed on the Hong Kong Stock Exchange with stock code 8207.

(7)	Highlight Limited is owned and controlled by Mr. Kecun Hu.

(8)	Consists of shares owned by TMF (Cayman) Ltd., which the beneficial owner can demand TMF (Cayman) Ltd. distribute to the beneficial owner at any time.

As of April 1, 2019, 204,041,004 Class A common shares are issued and outstanding. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related Party Transactions of Hunter Maritime

On July 11, 2016, Bocimar Hunter, a Belgian entity affiliated with our Sponsor, CMB NV, purchased 4,312,500 founder shares for an aggregate purchase price of $25,000, or $0.006 per share, of which 519,225 were subsequently forfeited as a result of the partial exercise of the underwriters’ overallotment option. The number of founder shares issued determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of the IPO. The purchase price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. Upon the effectiveness of our Amended and Restated Articles of Incorporation, the founder shares were automatically reclassified and converted to our Class B common shares.

Bocimar Hunter purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in a private placement that occurred simultaneously with the closing of the IPO. Pursuant to the underwriters’ partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to Bocimar Hunter. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share. Our Sponsor is permitted to transfer the Class B common shares and private placement warrants held by them to certain permitted transferees, including our executive officers and directors and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as the initial purchasers. Otherwise, these warrants will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of the Business Combination. The private placement warrants will be non-redeemable so long as they are held by our initial purchasers or their permitted transferees. The private placement warrants may also be exercised by the initial purchasers or their permitted transferees for cash or on a cashless basis. Otherwise, the private placement warrants have terms and provisions that are identical to those of the Warrants sold as part of the units in the IPO. CMB NV, an affiliate of our Sponsor, purchased 200,000 Units in the IPO.

On September 27, 2018, pursuant to the terms of a Securities Purchase Agreement, Bocimar Hunter transferred ownership of its (i) 3,793,275 Class B common shares and (ii) 3,356,413 private placement warrants of the Company to CMB NV, an affiliated entity controlled by members of the Saverys family, which we now consider our Sponsor. CMB NV acquired the Class B common shares and the private placement warrants for a purchase price of $25,000 and $5,034,620, respectively, which were the original value of the securities at the time they were acquired by Bocimar Hunter. Pursuant to the terms of a Joinder Agreement with respect to the Letter Agreement, dated September 27, 2018, CMB NV became party to the Letter Agreement, to assume all of the rights and obligations of Bocimar Hunter thereunder, and to be bound by the restrictions thereunder. Pursuant to the terms of an Assignment Agreement and a Joinder Agreement with respect to the registration rights agreement (discussed below), each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the registration rights agreement to CMB NV, and CMB NV became party to the registration rights agreement and agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof. Pursuant to the terms of an agreement with respect to our Warrant Agreement and a related warrant assignment agreement, each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the Warrant Agreement to CMB NV and CMB NV agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof.

Pursuant to a registration rights agreement we entered into with our Sponsor on November 18, 2016, we may be required to register certain securities for sale under the Securities Act. These holders are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements.

CMB NV, the sponsor in our initial public offering (the “sponsor”), purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in private placement transactions that occurred in connection with our IPO. Pursuant to the underwriters’ partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to the sponsor. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share.

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline (the “Extension Amendment”) by which a business combination must be consummated to April 23, 2019 (the “Extended Date”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). In connection with the Extension Tender Offer, we deposited into the Trust Account an additional $1,896,637.50 to make the total amount on deposit in the Trust Account equal to $10.125 per Class A common share (the “First Tender Contribution”). The First Tender Contribution was funded by a combination of cash on hand held outside the Trust Account and a loan to us from our Sponsor in the principal amount of $500,000 and which bears interest at LIBOR plus 0.60% (the “November 2018 Promissory Note”).

In connection with the Extension Amendment, our Sponsor, or persons on its behalf, has agreed to contribute to us $0.03 for each Public Share that was not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which were initially required to complete our initial business combination) until April 23, 2019, or such earlier date that we complete our initial business combination (the “Monthly Extension Contribution”). We will deposit the amount of the Monthly Extension Contribution in the Trust Account within five (5) business days of the beginning of each such calendar month, with respect to the previous such calendar month, commencing on December 23, 2018 and on the 23rd day of each subsequent month up to and including the Extended Date.  The aggregate amount of the Monthly Extension Contribution will be repayable by us to our Sponsor if we complete an initial business combination. On each of December 27, 2018 and January 29, 2019, $65,212.50 was contributed to the Trust Account for the Monthly Extension Contribution. The Monthly Extension Contributions were funded with a portion of the proceeds from two loans to us from our Sponsor, one in the principal amount of $300,000 and which bears interest at LIBOR plus 0.60%, and one in the principal amount of $200,0000 and which bears interest at LIBOR plus 0.60% (together, the “Funding Promissory Notes”).

Our sponsor loaned us $1,400,000 to make Monthly Extension Contributions as described above and for working capital purposes so that we could complete our business combination. On March 21, 2019, we issued an additional 933,333 private warrants to the sponsor in exchange for the cancellation of the $1,400,000 of promissory notes which we made in the sponsor’s favor.

On November 18, 2016, we entered into an administrative services agreement with CMB NV, pursuant to which we have paid a total of $10,000 per month for office space, secretarial support and administrative services. This arrangement terminated in connection with the Business Combination.

Related Party Transactions of NCF

Please see Note 19 to our financial statements for the year ended December 31, 2018 for a summary of our related party transactions.

Employment Agreements

We do not currently have any employment agreements.

Incentive Plans

We do not currently have any incentive plans in place.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our Class A common shares, warrants and units were traded on NASDAQ under the symbols “HUNT,” “HUNTW” and “HUNTU,” respectively. Each of the Company’s units consists of one Class A common share and one-half warrant, each whole warrant entitling the holder thereof to purchase one Class A common share. Our units commenced trading on NASDAQ on November 18, 2016. Our Class A common shares and warrants commenced trading separately from our units on January 9, 2017.

On July 23, 2018, we received a written notice from the Listing Qualifications Department of Nasdaq indicating that we are not in compliance with Listing Rule 5550(a)(3), which requires us to have at least of 300 shareholders for continued listing on the exchange (the “Minimum Shareholders Rule”). On September 13, 2018, we submitted to Nasdaq a plan to maintain our Nasdaq listing. Nasdaq accepted our plan and granted us an extension of 180 calendar days from the date of the notice, or until January 22, 2019, to evidence compliance with this rule. On January 24, 2019, we received a letter from Nasdaq stating that the Company had failed to demonstrate compliance with the Minimum Shareholders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist our Class A common shares, units and warrants from Nasdaq. We subsequently appealed the delisting determination, and, subsequent to a February 28, 2019 hearing and subject to certain conditions, we were granted until June 15, 2019 to meet the Minimum Shareholders Rule. In addition, on March 27, 2019, Nasdaq suspended trading in our securities due to the significant volatility in our common stock subsequent to the business combination.

Subsequently, on April 24, 2019, we received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel determined to suspend trading in our securities effective at the open of business on Friday, April 26, 2019 and to formally delist the securities on May 9, 2019 unless we appeal the decision. Although we intend to appeal the decision and take all action that we can to remain listed, we cannot assure you that we will be able to remain listed. In the event that we fail to remain listed, our stock will experience reduced liquidity than if we were able to remain on Nasdaq.

As a result of the suspension of trading from the Nasdaq Stock Market, our securities are now tradable on the over the counter market.

As a result of Nasdaq’s suspension or delisting of our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A common shares are a “penny stock” which will require brokers trading in our Class A common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The information included in Item 9(A) is incorporated by reference herein.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Authorized Capitalization

Pursuant to our amended and restated articles of incorporation, we are authorized to issue up to 400,000,000 Class A common shares, par value $0.0001 per share, 100,000,000 Class B common shares, par value $0.0001 per share, and 50,000,000 preferred shares, par value $0.0001 per share. As of the date of this annual report, we had 204,041,004 Class A common shares, no Class B common shares or preferred shares outstanding.

Units

Each unit consists of one Class A common share and one-half warrant. Holders have the option to continue to hold units or separate their units into the component securities. Holders must have their brokers contact our transfer agent in order to separate the units into Class A common shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade warrants. There are units outstanding of 218,453 at the closing of the merger.

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

Warrants

Public Warrants

Each full warrant entitles the holder to purchase one Class A common share at a price of $11.50 per share, subject to adjustment as discussed below, at any time, unless the warrants have previously expired, commencing on the later of:

●	30 days after the consummation of the initial Business Combination; and

●	12 months from the closing of the IPO; provided that, during the period in which the warrants are exercisable, a registration statement under the Securities Act covering the Class A common shares issuable upon exercise of the warrants is effective and a current report relating to the Class A common shares issuable upon the exercise of the warrants is available.

We have agreed to use our best efforts to have an effective registration statement covering our Class A common shares reserved for issuance upon exercise of the warrants from the date the warrants become exercisable and to maintain a current report relating to those Class A common shares until the warrants expire or are redeemed by us.

The warrants will expire at 5:00 p.m., New York City time, March 21, 2024 or, if an effective registration statement covering the Class A common shares issuable upon exercise of the warrants is not then effective and a report relating to such Class A common shares is not then available, upon such registration statement being effective and such report being available for five consecutive business days, or in either case, earlier upon redemption or liquidation or, in either case, earlier upon redemption or liquidation by us. If we elect to redeem the warrants, we will have the option to require all holders who elect to exercise their warrants prior to redemption to do so on a cashless basis. We may redeem the warrants (except as described herein with respect to the private placement warrants) at any time after the warrants become exercisable:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	only if (x) the closing price of our Class A common shares on NASDAQ, or any other national securities exchange on which our Class A common shares may be traded, equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending three business days before we send the notice of redemption to warrant holders, (y) a registration statement under the Securities Act covering Class A common shares issuable upon exercise of the warrants is effective and remains effective from the date on which we send a redemption notice to and including the redemption date and (z) a current report relating to the Class A common shares issuable upon exercise of the warrants is available from the date on which we send a redemption notice to and including the redemption date.

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

If we call the warrants for redemption, our management will have the option to require all holders that elect to exercise such warrants to do so on a “cashless basis,” provided that such cashless exercise is permitted under the laws of our corporate jurisdiction. In such event, each holder would pay the exercise price by surrendering the warrants and would receive on exercise that number of Class A common shares equal to the quotient obtained by dividing (x) the product of the number of common shares underlying the warrants being surrendered, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value and then would receive Class A common shares underlying the non-surrendered warrants. The “fair market value” shall mean the average reported closing price of our Class A common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Such warrants may not be settled on a cashless basis unless they have been called for redemption and we have required all such warrants to be settled on a cashless basis.

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

If the number of outstanding Class A common shares is increased by a capitalization or share dividend payable in Class A common shares, or by a split-up of Class A common shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Class A common shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Class A common shares. A rights offering to holders of Class A common shares entitling holders to purchase Class A common shares at a price less than the fair market value will be deemed a capitalization of a number of Class A common shares equal to the product of (i) the number of Class A common shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A common shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common shares, in determining the price payable for Class A common shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

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

No warrants will be exercisable unless at the time of exercise a registration statement relating to Class A common shares issuable upon exercise of the warrants is effective and a report relating to Class A common shares issuable upon exercise of the warrants is available and the Class A common shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Holders of the warrants are not entitled to net cash settlement and the warrants may only be settled by delivery of shares of our Class A common shares and not cash. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our commercially reasonable efforts to maintain an effective registration statement and to make available a current report relating to Class A common shares issuable upon exercise of the warrants until the expiration or earlier redemption of the warrants. However, we cannot assure you that we will be able to do so. We have no obligation to settle the warrants or otherwise permit the warrants to be exercised in the absence of an effective registration statement or a currently available report. The warrants may never become exercisable if we fail to comply with these registration requirements. The warrants may be deprived of any value and the market for the warrants may be limited if holders are prohibited from exercising warrants because an effective registration statement and the report relating to the Class A common shares issuable upon the exercise of the warrants is not currently available or if the Class A common shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside and we will not be required to cash settle any such warrant exercise. Warrants included in the units sold in the IPO will not be exercisable at the option of the holder on a cashless basis, provided that in connection with a call for redemption of the warrants, we may require all holders who wish to exercise their warrants to do so on a cashless basis. The private placement warrants will not be exercisable at any time unless a registration statement is effective and a report is available. We have not registered the Class A common shares issuable upon exercise of the warrants at this time. However, we have agreed that, as soon as practicable, but in no event later than 30 days after the closing of our initial Business Combination, we will use our best efforts to file with the SEC a registration statement covering the Class A common shares issuable upon exercise of the warrants. After the filing of such registration statement, we will use our best efforts to cause the effectiveness thereof as soon as reasonably practicable and to maintain a current report relating to those Class A common shares until the warrants expire or are redeemed, as specified in the warrant agreement. See “Risk Factors—Risks Associated with the Company and the Offering—We have not registered the Class A common shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.”

Private Placement Warrants

CMB NV, the sponsor in our initial public offering (the “sponsor”), purchased an aggregate of 3,333,333 private placement warrants at a price of $1.50 per warrant in private placement transactions that occurred in connection with our IPO. Pursuant to the underwriters’ partial exercise of the overallotment option on December 16, 2016, we sold an additional 23,080 private placement warrants to the sponsor. Each private placement warrant entitles the holder to purchase one Class A common share at $11.50 per share.

The private placement warrants are identical to the warrants included in the units sold in the IPO, except that:

●	the private placement warrants will be exercisable at the option of the holder on a cashless basis so long as they are held by the original purchaser or its permitted transferees and such cashless exercise is permitted under the laws of our corporate jurisdiction;

●	the private placement warrants will not be redeemable by us; and

●	the private placement warrants (including the Class A common shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial Business Combination.

If a holder of the private placement warrants elects to exercise them on a cashless basis, that holder would pay the exercise price by surrendering his, her or its warrants for that number of Class A common shares equal to the quotient obtained by dividing (x) the product of the number of Class A common shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the Class A common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

On March 21, 2019, we issued an additional 933,333 private warrants to the sponsor in exchange for the cancellation of $1,400,000 of promissory notes which we made in the sponsor’s favor.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated articles of incorporation require our board of directors to consist of at least one member. Our board of directors currently consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors. Directors are elected annually on a staggered basis, with the term of office of one or another of the three classes expiring each year. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

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

Dissenters’ rights of appraisal and payment

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

Shareholders’ derivative actions

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. Our amended and restated articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law, and further, that we may advance expenses incurred while defending a civil or criminal proceeding. The foregoing obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our officers and directors, which we may be unable to recoup.

Our amended and restated bylaws further permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Marshall Islands law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions and resultant costs may discourage us and our shareholders from bringing a lawsuit against our officers and directors for breaches of their fiduciary duties, and may similarly reduce the likelihood of derivative litigation by our shareholders against our officers and directors even though such actions, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

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

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

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

In the past two years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Foreign Exchange”.

E.	Taxation

The following summary of the material Marshall Islands and United States federal income tax consequences of an investment in our Class A common shares  is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our Class A common shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States.

Marshall Islands Tax Considerations

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

The discussion below of the U.S. federal income tax consequences under the heading “U.S. Holders” will apply to a beneficial owner of our common shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our common shares that is described above is referred to herein as a “U.S. Holder”. If a beneficial owner of our common shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders”.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our common shares as capital assets within the meaning of Section 1221 of the Code and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our shares;

●	persons that acquired our common shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our common shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations applicable to a holder of our common shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our common shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our common shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Common shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our common shares. A cash distribution on such common shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our common shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such common shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Common shares” below) provided that (1) our common shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”); (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published IRS authority, common shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market LLC (“Nasdaq”). While our common shares are currently listed and traded on Nasdaq, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our common shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our common shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Common Shares

Upon a sale or other taxable disposition of our common shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our common shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our common shares which is taxable to the U.S. Holders of such common shares as described under “— Taxation of Cash Distributions Paid on Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a common share from the exercise of two warrants for cash. A common share acquired pursuant to the exercise of two warrants for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrants, increased by the amount paid to exercise the warrants. The holding period of such common share generally would begin on the day after the date of exercise of the warrants and will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of warrants are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common shares received would equal the holder’s basis in the warrants. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the common shares should be treated as commencing on the date following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the common shares received would include the holding period of the warrants. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants with a fair market value equal to the exercise price for the number of warrants deemed exercised. For this purpose, the number of warrants deemed exercised would be equal to the amount needed to receive on exercise the number of common shares issued pursuant to the cashless exercise. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the warrants. In this case, a U.S. Holder’s tax basis in the common shares received would equal the sum of the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed exercised. A U.S. Holder’s holding period for the common shares should commence on the date following the date of exercise of the warrants. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of the warrants.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, cash dividends on, and gains from the sale or other taxable disposition of, our common shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or “QEF”, rules discussed below under “— Passive Foreign Investment Company Rules”, but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our common shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, is passive income; or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended December 31, 2018, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such year, there can be no assurance with respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common shares and such U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our common shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its common shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our common shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our common shares, and the special tax and interest charge rules do not apply to such common shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such common shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such common shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s common shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning common shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our common shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our common shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such common shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such common shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our common shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold such shares for their fair market value on the “qualification date”. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our common shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its common shares by the amount of the gain recognized and also will have a new holding period in its common shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) common shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such common shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its common shares at the end of its taxable year over the adjusted tax basis in its common shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common shares in a taxable year in which we are treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC (including Nasdaq) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our common shares are currently listed and traded on Nasdaq, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our common shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) common shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our common shares should consult their own tax advisors concerning the application of the PFIC rules to our common shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid (or deemed paid) to a Non-U.S. Holder in respect to our common shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our common shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its common shares and adjustments to that tax basis and whether any gain or loss with respect to such common shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interests in our common shares.

Moreover, backup withholding of U.S. federal income tax at a current rate of 24% generally will apply to cash dividends paid on our common shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

All of our revenues and substantially all of our expenses are denominated in RMB, whereas our reporting currency is the U.S. dollar. In our combined and consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange gain of US$604,377 in 2015, a foreign exchange gain of US$1.8 million in 2016, a foreign exchange gain of US$31,160 in 2017 and a foreign exchange loss of US$ 680,289 in 2018. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future. Our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Holding Company Structure

Hunter Maritime Acquisition Corp. and NCF Wealth Holdings, Ltd. are holding companies with no material operations of their own. We conduct our operations primarily through its subsidiaries and consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries and our consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay us dividends. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as of December 31, 2018 due to the material weaknesses in internal control over financial reporting described below.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and Chief Financial Offer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2018, our internal control over financial reporting was not effective based on those criteria.

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of its consolidated financial statements as of and for the fiscal years ended December 31, 2018, we identified three “material weaknesses,” in our internal control over financial reporting. The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of written policies to identify related party and related party transactions.

We have implemented and plan to implement a number of measures to address the material weakness that have been identified. We have updated our financial system to improve visibility of data, journal entries and closing and reporting process control. We have also strengthened the internal controls to identity related party and related party transactions. We will recruit qualified professionals with U.S. GAAP knowledge and experience to assist in resolving accounting issues on daily basis and to handle non-routine or complex transactions. And we will continue to organize regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, we are not required to obtain an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kevin C. Wei, an independent director, is our audit committee financial expert. Kevin C. Wei satisfies the independent requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the NASDAQ Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors believes in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a code of business conduct and ethics that applies to us and our directors, officers, employees and advisors. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior operating officer and any other persons who perform similar functions for us. We have filed this code of business conduct and ethics as an exhibit to this annual report on Form 20-F. The code of business conduct and ethics is also available at our website at ir.ncfwealth.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY LLP, our principal external auditors for the periods indicated.

Accountant Fees of Hunter Maritime Acquisition Corp.

	2017	2018
Audit fees	$65,000	$235,805
Audit-related fees
Tax fees
All other fees
Total	$65,000	$235,805

Accountant Fees of NCF

	2017	2018
Audit fees	$	$990,000
Audit-related fees
Tax fees
All other fees
Total	$	$990,000

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

(2)	Audit related fees consist of assurance and related services that are reasonably related to the performance of audit or review of our financial statements related to our SEC filings.

Consistent with the rules of the SEC regarding auditor independence, our Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Board asks our independent registered public accounting firm to provide a detailed description of its services each year as a basis for its decision-making. The Board evaluates the proposals based on four categories: audit services, audit-related services, tax services, and other services; and determines the proper arrangement for each service according to its judgment as to our needs over the coming year. Our Board pre-approves all audit and non-audit services to be performed by our independent registered public accounting firm. The Board pre-approved 100% of the audit and audit-related services performed by the independent registered public accounting firms described above in fiscal years 2017 and 2018.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose securities are listed on the NASDAQ Capital Market, we, as a Marshall Islands company, are not required to comply with certain corporate governance practices followed by U.S. companies under NASDAQ listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. The practices we follow in lieu of NASDAQ’s corporate governance requirements include:

Independence of Directors. NASDAQ listing standards require, among other things, that a listed U.S. company has a board of directors comprised of a majority of independent directors, as defined in the NASDAQ listing standards and applicable SEC rules. Our board of directors is currently comprised of three independent directors and two executive directors. Our independent directors may have meetings at which only independent directors are present.

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

Code of Conduct. NASDAQ listing standards require that a listed U.S. company adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available and which must provide for an enforcement mechanism. Disclosure of any director or officer’s waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we do not expect to adopt such guidelines.  We have, however, adopted a Code of Ethics that is applicable to all entities controlled by us and all of our employees, directors and officers, in accordance with Marshall Islands law.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NCF are included at the end of this annual report beginning on page F-1.

The consolidated financial statements of the Company are incorporated by reference to exhibit 99.1 to the shell company report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2019.

Unaudited Condensed Combined Pro Forma Financial Statements of the Company are included as Exhibit 99.1 hereto.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Incorporation (1)

1.2	Amended and Restated Bylaws (1)

2.1	Specimen Unit Certificate (1)

2.2	Specimen Class A Common Stock Certificate (1)

2.3	Specimen Warrant Certificate (1)

4.1	Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co., LLC, as representatives of the several underwriters (2)

4.2	Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (2)

4.3	Agreement and Plan of Merger, dated October 5, 2018, by and among the Company, NCF Wealth Holdings Limited, Zhenxin Zhang, and Hunter Maritime (BVI) Limited, 2018 (4)

4.4	Securities Purchase Agreement, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (4)

4.5	Registration Rights Agreement dated March 21, 2019, by and between the Company and Zhenxin Zhang, as the representative of and attorney-in-fact for each of the parties named therein.(5)

4.6	Amended and Restated Registration Rights Agreement, dated March 21, 2019, by and between the Company and CMB NV (5)

8.1	List of Subsidiaries (5)

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a) / 15d-14(a) Certification of the Chief Executive Officer

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Unaudited Condensed Combined Pro Forma Financial Statements

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1, which was declared effective by the SEC on November 18, 2016.

(2)	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on November 23, 2016.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on April 27, 2017.

(4)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018

(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the SEC on March 27, 2019.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

HUNTER MARITIME GROUP CO., LTD.

By:	/s/ Jia Sheng
Name:	Jia Sheng
Title:	Chief Executive Officer

Date: April 30, 2019

NCF WEALTH HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of NCF Wealth Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of NCF Wealth Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related combined and consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “combined and consolidated financial statements”). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company had material related party transactions and balances as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018. Those related parties are either under common control of the Company’s Founder or under significant influence of the Company’s key management members. The material related party balances and transactions were disclosed in the combined and consolidated financial statements as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, respectively. The detail of the related party transactions are disclosed in Note 19 to the combined and consolidated financial statements. Our opinion is not modified with respect to that matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 30, 2019

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of December 31,
	2018	2017

Assets
Current assets:
Cash and cash equivalents	$25,057,905	$35,067,737
Accounts receivable, net of bad debt allowance of $ 713,080 and $0, respectively	3,017,176	2,066,302
Accounts receivable – related parties	272,731	1,651,530
Advances to suppliers	2,724,798	6,519,327
Other receivables, net	1,525,929	10,861,713
Advances to suppliers and other receivable - related parties	1,238,726	4,745,184
Short-term investment	129,182,053	470,641
Loan receivable – related parties	-	43,773,878
Other current assets	6,155,139	4,808,738
	169,174,457	109,965,050

Non-current assets:
Deferred tax assets	4,621,750	7,713,383
Fixed assets, net	2,348,203	1,422,816
Equity method investments	6,333,850	806,055
Long-term other receivable	263,259	325,128
Other non-current assets	143,534	4,609,440

Total assets	$182,885,053	$124,841,872

Liabilities and shareholders’ equity
Current liabilities:
Accrued marketing and channel fees	$4,332,622	$2,841,260
Accrued marketing and channel fees – related parties	8,721,892	4,495,817
Accruals and other liabilities	9,800,696	5,199,481
Accruals and other liabilities – related parties	365,707	14,642,846
Taxes payable	7,317,785	2,214,941
Loans payable – related parties	1,140,742	-
Amount due to related parties	1,091,146	92,074
Note payable – Great Reap	4,077,000	-
	36,847,590	29,486,419
Non-current liabilities:
Note payable – Great Reap	-	4,077,000
Total liabilities	36,847,590	33,563,419

Commitments and contingencies (Note 18)

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of December 31,
	2018	2017

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 29,426,129 shares issued and outstanding as of December 31, 2018 and 2017)	294	294
Series C-1 Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 24,711,296 shares issued and outstanding as of December 31, 2018 and 2017)	247	247
Ordinary Shares ($0.00001 par value, authorized 3,000,000,000 shares; 1,091,569,209 shares issued as of December 31, 2018 and 2017; 981,569,209 shares outstanding as of December 31, 2018 and 2017)	10,916	10,916
Shares in Employee Benefit Trust ($0.00001 par value, 110,000,000 shares held as of December 31, 2018 and 2017)	(4,077,600)	(4,077,600)
Additional paid-in capital	141,011,552	145,580,710
Statutory reserve	6,838,628	721,818
Retained earnings (Accumulated deficit)	563,487	(53,604,674)
Accumulated other comprehensive income	1,810,416	2,487,570
Total NCF Wealth Holdings Limited Shareholders’ Equity	146,157,940	91,119,281
Non-controlling interest	(120,477)	159,172

Total shareholders’ equity	146,037,463	91,278,453

Total liabilities and shareholders’ equity	$182,885,053	$124,841,872

The accompanying notes are an integral part of these combined and consolidated financial statements.

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2018	2017	2016

Net revenue
Transaction and service fee	$234,972,184	$208,166,308	$99,056,931
Transaction and service fee - related parties	6,273,413	87,660	1,176,104
Commission fee	8,751,657	4,334,526	10,080,180
Commission fee - related parties	1,626,942	3,628,848	1,197,575
Other revenue	13,787,535	5,541,601	2,755,364
Other revenue – related parties	7,039	149,701	33,935
Total net revenue	265,418,770	221,908,644	114,300,089

Operating cost and expenses
Sales and marketing expenses	156,329,090	150,411,453	103,619,248
Product development expenses	17,198,056	15,323,516	13,656,817
Loan facilitation and servicing expenses	3,919,555	3,334,719	2,973,370
General and administrative expenses	15,433,707	11,981,156	9,274,374
Total operating cost and expenses	192,880,408	181,050,844	129,523,809

Operating income (loss)	72,538,362	40,857,800	(15,223,720)

Other income (expenses)
Interest income – related parties	7,176,876	4,773,013	1,802,979
Interest expense – related parties	-	-	(282,276)
Interest (expense) income	(36,829)	(157,640)	126,616
Foreign currency transaction (loss) gain	(1,171,933)	2,246,572	(2,324,618)
Loss in equity method investment	(199,908)	(22,777)	(110,494)
Gain on sale of equity method investment	-	-	110,494
Gain on sale of equity interest in a subsidiary	94,104	-	-
Income from short-term investment	506,590	494,252	-
Other miscellaneous income (expense)	361,743	1,473	(159,090)
Total other income (expenses)	6,730,643	7,334,893	(836,389)

Income (loss) before income tax	79,269,005	48,192,693	(16,060,109)

Income tax (expense) benefit	(19,260,548)	(12,348,395)	2,806,686

Net income (loss)	60,008,457	35,844,298	(13,253,423)

Net loss attributable to non-controlling interest	(276,514)	(143,333)	(96,262)

Net income (loss) attributable to NCF Wealth Holdings Limited	$60,284,971	$35,987,631	$(13,157,161)

Less: Net income allocated to participating securities	2,848,612	1,700,503	-

Net income (loss) attributable to ordinary shareholders of NCF Wealth Holdings Limited	$57,436,359	$34,287,128	$(13,157,161)

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.05	$0.03	$(0.01)
Weighted-average number of ordinary shares used in computing basic net income (loss) per share	1,091,569,209	1,091,569,209	1,088,230,612
Diluted earnings (loss) per ordinary share attributable to NCF Wealth Holdings	$0.05	$0.03	$(0.01)
Weighted-average number of ordinary shares used in computing diluted net income (loss) per share	1,145,706,634	1,145,706,634	1,088,230,612

The accompanying notes are an integral part of these combined and consolidated financial statements.

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2018	2017	2016

Net income (loss)	$60,008,457	$35,844,298	$(13,253,423)

Other comprehensive (loss) income
Foreign currency translation adjustment	(680,289)	31,160	1,838,672

Total comprehensive income (loss)	59,328,168	35,875,458	(11,414,751)
Less: Comprehensive loss attributable to non-controlling interest	(279,649)	(143,208)	(82,907)

Comprehensive income (loss) attributable to NCF Wealth Holdings Limited	$59,607,817	$36,018,666	$(11,331,844)

The accompanying notes are an integral part of these combined and consolidated financial statements.

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Preferred Shares		Ordinary Shares		Additional Paid-in	Shares in EBT*		Statutory	Retained Earnings / (Accumulated	Accumulated Other Comprehensive	Non- controlling
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Reserve	Deficit)	Gain (loss)	Interest	Total
January 1, 2016	29,426,129	$294	1,069,808,711	$10,698	$78,681,379	(110,000,000)	$(4,077,600)	$23,330	$(75,736,656)	$631,218	$385,287	$(82,050)

Issuance of Series C-1 preferred shares	24,711,296	247	-	-	41,949,548	-	-	-	-	-	-	41,949,795
Yinghua Wealth additional capital contribution	-	-	-	-	7,328,247	-	-	-	-	-	-	7,328,247
Proceeds from shares issued	-	-	21,760,498	218	13,199,700	-	-	-	-	-	-	13,199,918
Net loss	-	-	-	-	-	-	-	-	(13,157,161)	-	(96,262)	(13,253,423)
Share-based compensation - employees	-	-	-	-	2,622,264	-	-	-	-	-	-	2,622,264
Currency translation differences	-	-	-	-	-	-	-	-	-	1,825,317	13,355	1,838,672
December 31, 2016	54,137,425	541	1,091,569,209	10,916	143,781,138	(110,000,000)	(4,077,600)	23,330	(88,893,817)	2,456,535	302,380	53,603,423

Statutory reserve	-	-	-	-	-	-	-	698,488	(698,488)	-	-	-
Acquisition of Tianjin Yuanrong	-	-	-	-	(1,632,280)	-	-	-	-	-	-	(1,632,280)
Net income (loss)	-	-	-	-	-	-	-	-	35,987,631	-	(143,333)	35,844,298
Share-based compensation - employees	-	-	-	-	3,431,852	-	-	-	-	-	-	3,431,852
Currency translation differences	-	-	-	-	-	-	-	-	-	31,035	125	31,160
December 31, 2017	54,137,425	541	1,091,569,209	10,916	145,580,710	(110,000,000)	(4,077,600)	721,818	(53,604,674)	2,487,570	159,172	91,278,453

Statutory Reserve								6,116,810	(6,116,810)	-	-	-
Acquisition of Yinghua	-	-	-	-	(5,136,107)	-	-	-	-	-	-	(5,136,107)
Net income (loss)	-	-	-	-	-	-	-	-	60,284,971	-	(276,514)	60,008,457
Share-based compensation - employees	-	-	-	-	566,949	-	-	-	-	-	-	566,949
Currency translation differences	-	-	-	-	-	-	-	-	-	(677,154)	(3,135)	(680,289)
December 31, 2018	54,137,425	$541	1,091,569,209	$10,916	$141,011,552	(110,000,000)	$(4,077,600)	$6,838,628	$563,487	$1,810,416	$(120,477)	$146,037,463

The accompanying notes are an integral part of these combined and consolidated financial statements.

NCF WEALTH HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net income (loss)	$60,008,457	$35,844,298	$(13,253,423)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	660,483	612,563	908,412
Net losses on disposals of equipment	7,626	19,331	55,068
Share-based compensation	566,949	3,431,852	2,622,264
Loss in equity method investment	199,908	22,777	110,494
Gain on sale of equity method investment	-	-	(110,494)
Gains from disposal of Zhonghui	(163,116)	-	-
Loss from disposal of Tianjin Yuanrong	69,012	-	-
Bad debt - Accounts receivable and other receivable	710,790	1,303,739	-
Changes in operating assets and liabilities:
Accounts receivable	(1,765,089)	1,220,810	(2,390,668)
Accounts receivable – related parties	1,289,267	(1,064,963)	(285,077)
Advances to suppliers	3,474,401	(2,944,507)	4,295
Other receivables	1,321,891	(8,068,090)	565,054
Other current assets	(1,589,871)	(4,022,850)	977,134
Advances to suppliers and other receivables – related parties	2,310,521	14,425,869	(8,805,405)
Loan receivable – related parties	4,762,112	(2,200,938)	(1,802,979)
Long-term other receivable	44,916	242,371	(34,464)
Other non-current assets	(143,201)	(4,440,420)	-
Accrued marketing and channel fees	1,684,252	(1,417,402)	(3,123,315)
Accrued marketing and channel fees – related parties	4,392,579	(256,235)	(933,699)
Accruals and other liabilities	2,891,741	(1,587,610)	1,896,880
Accruals and other liabilities – related parties	(13,476,727)	2,278,308	(625,012)
Taxes payable	5,200,591	1,357,894	458,289
Amounts due to related parties	1,002,027	(2,133,647)	(4,514,235)
Other long-term liabilities	-	-	(12,689)
Deferred tax assets	2,684,231	11,166,845	(2,810,102)
Net cash provided by (used in) operating activities	76,143,750	43,789,995	(31,103,672)

Cash flows from investing activities:
Investment in Fengshou	(1,452,370)	-	-
Proceeds from disposal of Zhongli	879,637		-
Proceeds from disposal of Tianjin Yuanrong	1,452,370	-	-
Acquisition of Yinghua Wealth	(4,938,058)	-	-
Proceeds from the sale of equity interest in Jiutai	58,095	-	-
Investment in Zisheng	-	-	(1,204,376)
Investment in Jiutai	-	-	(60,219)
Investment in Linggui	-	(740,070)	-
Purchase of available-for-sale financial products	(44,424,096)	(39,103,321)	(451,656)
Redemption of available-for-sale financial assets	52,857,009	39,093,995	-
Purchase of certificates of deposit	(128,767,124)	-	-
Loans to related parties	(144,946,712)	(23,267,801)	(22,352,546)
Collection of loan to related parties	182,369,794	7,257,770	-
Collection of third party loans	-	-	752,735
Purchases of fixed assets	(1,668,303)	(313,449)	(523,124)
Proceeds from disposal of fixed assets	4,462	-	-
Net cash (used in) investing activities	(88,575,296)	(17,072,876)	(23,839,186)

Cash flows from financing activities:
Capital contribution received by Yinghua Wealth	-	-	7,479,175
Proceeds from issuance of preference shares, net of issuance cost	-	-	37,295,187
Proceeds from issuance of ordinary shares	-	-	13,199,918
Proceeds from bank borrowings	13,507,041	-	14,005,538
Proceeds from loans payable to related parties	4,647,584	-	1,505,470
Repayment of loans payable to related parties	(2,059,896)	(1,504,069)	(6,021,880)
Repayments of bank borrowings	(13,507,041)	(13,769,890)	-
Net cash provided by (used in) financing activities	2,587,688	(15,273,959)	67,463,408

Net increase in cash, cash equivalents, and restricted cash	(9,843,858)	11,443,160	12,520,550
Cash, cash equivalents and restricted cash at the beginning of the year	35,067,737	23,896,950	10,338,379
Exchange losses (gains) on cash and cash equivalents	(165,974)	(272,373)	1,038,021
Cash, cash equivalents and restricted cash, end of year	$25,057,905	$35,067,737	$23,896,950

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$175,862	$216,733	$305,004
Income taxes	$12,856,660	$5,706	$1,614

Noncash investing and financing activities:
Preferred stock issued for a decrease in other liabilities	$-	$-	$4,654,609
Investment in Zisheng for a decrease in other non-current assets	$-	$-	$1,053,829
Disposal of Zisheng in settlement of amount due to related party	$-	$-	$2,258,205
Settlement of debt between related parties	$-	$13,581,076	$-
Acquisition of Tianjin Yuanrong	$-	$1,480,140	$-
Increase in investment in Kunyuan Hengtong for a decrease in other assets	$4,357,110	$-	$-
Investment in available-for-sale financial products for a decrease in other receivable	$7,988,035	$-	$-
Increase in accruals and other liabilities for investment in Silver Triumph	$99	$-	$-
Loans to related party offsets with loan payable related party	$1,452,370	$-	$-

Reconciliation to amounts on combined and consolidated balance sheets:
Cash and cash equivalents	$25,057,905	$35,067,737	$10,088,922
Restricted cash	-	-	13,808,028
Total cash, cash equivalents, and restricted cash	$25,057,905	$35,067,737	$23,896,950

The accompanying notes are an integral part of these combined and consolidated financial statements.

NCF WEALTH HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and principal activities

NCF Wealth Holdings, Ltd. (“the Company”, “Parent” or “NCF”) was established in the British Virgin Islands on December 13, 2011 with the former name of Frontier Financial Rental Co., Ltd., and was renamed NCF Wealth Holdings Limited in November 2015. The Company has wholly-owned subsidiaries that are incorporated in the British Virgin Islands (“BVI”), and also has various subsidiaries that are incorporated in Hong Kong and People Republic of China (“PRC”).

Since 2013, the Company operates an online marketplace with a brand name of ‘Wangxin Puhui’ through its subsidiaries and variable interest entities and its subsidiaries, (“consolidated VIEs”), (collectively, the “Group”). This is an online Peer-to-peer, (“P2P”) platform matching borrowers with investors and facilitating transactions. Wangxin Puhui offers qualified borrowers a quick and convenient access to affordable credit at competitive prices. To provide a transparent marketplace, the interest rates, transaction fees, and other charges are all clearly disclosed to borrowers upfront.

Since 2016, NCF Wealth Group also operates an internet platform with a brand of ‘Wangxin’ which is positioned as an open platform for financial technology, providing information publishing, information display, information exchange, and online user diversion services for a variety of organizations including insurance sales, securities, fund sales. At the same time, Wangxin provides technology platforms and operational solutions for various cooperative organizations, and to helps cooperative organizations to improve the efficiency of customer management. The Group also provides Premier Wealth Management (“PWM”) services to investors and facilitate the matching of investors with borrowers.

In March 2017, NCF Wealth Group launched a new program to promote exchange administered product program (“E-APP”) to investors and borrowers. The E-APP includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services.

The Company is controlled by Great Reap Ventures Limited, which owns 54% of the Company’s ordinary shares as of December 31, 2018. The remaining 46% of the shares are widely held. The ultimate controlling party of the Group is the Founder (defined below).

Merger Agreement entered with Hunter Maritime Acquisition Corp.

On October 5, 2018, the Group entered into a definitive agreement to complete a business combination (the “Transaction”) with Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (“Hunter”), a special purpose acquisition company. Hunter has established a wholly-owned subsidiary that will acquire the Group by way of merger in an all-stock transaction which values the Group at an equity value of $2,000,000,000. Hunter has agreed to issue 200,000,000 Class A common shares of Hunter’s to the shareholders of the Group at the closing of the merger. The shareholders of the Group shall also be entitled to receive up to 50,000,000 additional Class A common shares if Hunter meets certain financial performance targets for the 2019 and 2020 fiscal years. The Transaction was consummated on March 21, 2019.

Reorganization

Acquisition of Yinghua Wealth Investment Management Holdings Co., Ltd. (“Yinghua Wealth”)

In May 2018, the Group acquired 91.91% equity interest in Yinghua Wealth for a total consideration of $5,136,107 (RMB 34,000,000). Yinghua Wealth acts as an agent to introduce potential investors to other parties to purchase contractual funds or private equity funds, Yinghua Wealth is controlled by Mr. Zhenxin Zhang, who is the founder (“Founder”) of the Company.

The consideration of $5,136,107 was paid on June 5, 2018 and was recorded with an offsetting adjustment to equity in accordance with ASC 805-50-25-2.B.

Acquisition and disposition of Tianjin Yuanrong Asset Management Co., Ltd (“Tianjin Yuanrong”)

In December 2016, the Group acquired a 100% equity interest in Tianjin Yuanrong for a total consideration of $1,632,280 (RMB 10,000,000) from the Founder. Tianjin Yuanrong primarily engages in asset management, investment advisory, and financial consulting services. Tianjin Yuanrong is also controlled by the Founder. The consideration was recorded with an offsetting adjustment to equity in the combined and consolidated statements of equity in accordance with ASC 805-50-25-2.B. The consideration was paid in early 2018.

As the Group, Yinghua Wealth and Tianjin Yuanrong are under the common control of the Founder before and after the acquisition, the acquisition of Yinghua Wealth and Tianjin Yuanrong was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest using historical cost in accordance with ASC 805-50-05-5. As a result of the reorganization, the 91.91% net assets of Yinghua Wealth and 100% net assets of Tianjin Yuanrong have been presented as “combined” with the Group at their carrying values as though the transaction occurred at the beginning of periods presented, in which the common control existed. All significant intercompany accounts and transactions among the Group, Yinghua Wealth and Tianjin Yuanrong have been eliminated for all periods presented.

On August 31, 2018, Tianjin Yuanrong was sold to an unrelated third party for a total consideration of $1,452,370 (RMB 10,000,000), resulting in a loss from disposition of $69,012. This disposition did not qualify as discontinued operations as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

As of December 31, 2018, the Group’s subsidiaries and consolidated VIEs are incorporated in the following jurisdictions:

Name	Incorporation date	Place of incorporation/ establishment	Percentage of ownership	Principal activities
Beijing Yinghua Wealth Investment Management Holdings Co., Ltd. (“Yinghua Wealth”)	April 11, 2011	PRC	91.91%	Investment consulting
Beijing Oriental Union Investment Management Co., Ltd. (“Beijing Oriental”)	June 21, 2011	PRC	Consolidated VIE	Services for online marketplace
UCF Huarong Investment Co., Ltd. (UCF)	December 23, 2011	Hong Kong	100%	Holding company
Beijing NCF Financial Services Information Technology Co., Ltd. (“NCF Financial”)	April 15, 2014	PRC	100%	Financing / Investment advisory services provider
Beijing Jing Xun Shi Dai Technology Co., Ltd. (“Jing Xun Shi Dai”)	June 27, 2014	PRC	Consolidated VIE	Services for online marketplace
State Ace Ltd. (SAL)	October 22, 2015	BVI	100%	Holding company
Zhan Yang Ltd. (ZYL)	October 22, 2015	BVI	100%	Holding company
Tall Lead Ltd. (TLL)	October 22, 2015	BVI	100%	Holding company
NCF Development Co., Ltd. (NCFD)	November 16, 2015	Hong Kong	100%	Holding company
NCF International Ltd. (NCFI)	November 16, 2015	Hong Kong	100%	Holding company
Shenzhen Yifang Yurong Financial Information Technology Service Co., Ltd. (“Yifang Yurong”)	December 1, 2015	PRC	100%	Investment consulting
Shenzhen Yingxin Fund Sales Limited Liability Co., Ltd. (“Yingxin Fund Sales”)	December 29, 2015	PRC	100%	Fund sales agency
Beijing NCF Cloud Services Information Technology Co., Ltd. (“Cloud Services”)	January 5, 2016	PRC	100%	Technology development and services
Shanghai Cenmu Business Information Consulting Co., Ltd.	January 17, 2017	PRC	100%	Business consulting
Xinzu (Beijing) Technology Co., Ltd.	May 5, 2017	PRC	Consolidated VIE as a subsidiary of Jing Xun Shi Dai	Technology development and consulting
Shanghai NCF Puhui Business Consulting Co., Ltd.	July 30, 2018	PRC	100%	Business consulting

Note 2 - Summary of significant accounting policies

(a)	Basis of presentation

The combined and consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)	Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the combined and consolidated balance sheet, and combined and consolidated statements of operations for the year ended December 31, 2017 to reclassify certain related party transactions. The items were reclassified as follows:

	Previously reported	Reclassification	After reclassification
	2017	(Decrease)/ Increase	2017
Combined and Consolidated Balance Sheets
Current assets:
Accounts receivable	3,693,095	(1,626,793)	2,066,302
Accounts receivable – related parties	24,737	1,626,793	1,651,530
Current liabilities:
Accrued marketing and channel fees	6,565,830	(3,724,570)	2,841,260
Accrued marketing and channel fees – related parties	771,247	3,724,570	4,495,817
Combined and Consolidated Statements of Operations
Net revenue:
Commission fee	6,446,753	(2,112,227)	4,334,526
Commission fee - related parties	1,516,621	2,112,227	3,628,848

(c)	Principal of consolidation

The combined and consolidated financial statements include the financial statements of the Group, its wholly-owned subsidiaries, and consolidated VIEs. All significant intercompany transactions and balances have been eliminated upon consolidation.

The Group has an employee benefit trust to facilitate share transactions pursuant to certain equity incentive plans. The trust is a separate legal entity under the Group’s control, for which the Group is the primary beneficiary using variable interest entities model criteria under Accounting Standards Codification (“ASC”) 810, Consolidations. Consequently, the group has consolidated and classified the trust shares within our combined and consolidated balance sheets.

Variable Interest Entities (“VIE”) arrangements

To be in compliance with PRC regulations for information intermediary companies, the Group entered into VIE arrangements with the following entities:

(i)	On September 28, 2014 (“Effective Date”), NCF Financial and Beijing Oriental signed the VIE agreements. Beijing Oriental is the principal operating entity of the P2P business of the Group. The VIE agreements enable NCF Financial to (1) have the power to direct the activities that most significantly affect the economic performance of Beijing Oriental , and (2) receive the economic benefits of Beijing Oriental that could be significant to Beijing Oriental. Accordingly, NCF Financial is considered the primary beneficiary of Beijing Oriental and has consolidated Beijing Oriental’s assets, liabilities, results of operations, and cash flows in the accompanying combined and consolidated financial statements.

(ii)

On January 22, 2018 (“Effective Date”), Cloud Services, a wholly owned subsidiary of the Group, entered into a series of VIE agreements with Jing Xun Shi Dai’s shareholders, Mr. Zhenxin Zhang and Ms. Huanxiang Li, who acquired Jing Xun Shi Dai from Bejing Oriental on January 4, 2018.

The VIE agreements enable Cloud Services to (1) have the power to direct the activities that most significantly affect the economic performance of Jing Xun Shi Dai, and (2) receive the economic benefits of Jing Xun Shi Dai that could be significant to Jing Xun Shi Dai. Accordingly, Cloud Services is considered the primary beneficiary of Jing Xun Shi Dai and has consolidated Jing Xun Shi Dai’s assets, liabilities, results of operations, and cash flows in the accompanying audited combined and consolidated financial statements.

VIE agreements

Power of Attorney

The shareholders of the VIEs have executed an irrevocable power of attorney in favor of NCF Financial and Cloud Services (collectively, “Primary Beneficiaries”), or any entity or individual designated by Primary Beneficiaries. Pursuant to the power of attorney, Primary Beneficiaries (or their designees) have full power and authority to exercise all of such shareholder’s rights, including the right to attend and vote at equity holders’ meetings and appoint directors. The power of attorney will remain in force for so long as shareholders remain as shareholders of Primary Beneficiaries.

Exclusive Option Agreement

The VIEs and their shareholders have entered into an exclusive share option agreement with Primary Beneficiaries, pursuant to which all the shareholders of the VIEs have granted an exclusive option to Primary Beneficiaries (or their designees) to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the registered capital of the VIEs or the minimum price permitted by applicable PRC laws at the time of such purchase. Unless unilaterally terminated Primary Beneficiaries, the exclusive option agreements remain in effect until the equity interest that are the subject of such agreements are transferred to Primary Beneficiaries.

Equity Interest Pledge Agreement

The shareholders of the VIEs have entered into an equity interest pledge agreement with Primary Beneficiaries, pursuant to which all shareholders have pledged their interests in the VIEs to secure the performance of obligations by the VIEs and their shareholders under the business cooperation agreement, and exclusive option agreements. Unless mutually terminated, these equity interest pledge agreements remain in force for the duration of the terms of the aforementioned agreements.

Business Cooperation Agreement

The VIEs and their shareholders have entered into a business cooperation agreement with Primary Beneficiaries, pursuant to which Primary Beneficiaries have the exclusive right to provide to the VIEs technical and consulting services including but not limited to, server maintenance and related internet platform management service, development, and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Without Primary Beneficiaries’ prior written consent, the VIEs shall not engage any third party for any of the technical and consulting services provided under this agreement.

In addition, Primary Beneficiaries exclusively own all intellectual property rights resulting from the performance of all services under this agreement. The Business Cooperation Agreement entitles Primary Beneficiaries to charge the VIEs service fees that amount to substantially all of the net income of the VIEs. The term of this agreement is ten years the effective dates of the VIE agreements and will be extended upon the written notice made by the Primary Beneficiaries for a period determined by it. Primary Beneficiaries can terminate the agreement at any time by providing 30 days’ prior written notice to the VIEs. The VIEs are not permitted to terminate the agreement prior to the expiration date, which is ten years from their respective Effective Date.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIEs and their shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

a.	Revoke the business and operating licenses of the Company’s PRC subsidiaries and the consolidated VIEs;

b.	Discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and the consolidated VIEs;

c.	Impose fines or other requirements on the Company’s PRC subsidiaries and the consolidated VIEs;

d.	Require the Company or the Company’s PRC subsidiaries and the VIE to revise the relevant ownership structure or restructure operations;

e.	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China;

f.	Shut down the Group’s servers or blocking the Group’s online platform;

g.	Discontinue or placing restrictions or onerous conditions on the Group’s operations; and/or

h.	Require the Company to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its combined and consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits and loss from the VIEs.

The interests of the shareholders of VIEs may diverge from that of the Company, and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs to not pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, there no existing arrangements which would give rise to any potential conflicts of interest. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreement provide the Company with a mechanism to maintain control of the VIEs. The Company relies on shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The following table sets forth the carrying amount of the assets and liabilities of the VIEs included in the Company’s combined and consolidated balance sheets with intercompany transactions eliminated:

	As of December 31,
	2018	2017

Current assets	$135,131,467	$24,859,791
Non-current assets	$6,099,961	$12,642,404
Total assets	$141,231,428	$37,502,195
Total liabilities	$19,713,707	$22,145,453

In accordance with the VIE contractual arrangements, Cloud Services and NCF Financial have the power to direct activities of the VIE Companies, and can have assets transferred out of the VIE Companies. There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends.

(d)	Use of estimates

The preparation of combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the combined and consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s combined and consolidated financial statements include valuation allowances for deferred tax assets, allowance for doubtful accounts, the useful lives of fixed assets, valuation of available for sales investments, valuation of share-based awards, accrued marketing and channel fees, accruals and other liabilities.

(e)	Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace and matches borrowers with investors. The transaction fees are not earned until a borrower and investor are matched and enter into a transaction. The Group earns revenue through transaction and service fees, commission fees, and various other insignificant types of revenue.

As an information intermediary in the introduction between borrowers and investors, the Group acts as an agent and does not have any legal obligations of the loans or securities facilities. Therefore, the Group does not record loans receivable and payable arising from the loans between lending investors and borrowers on its combined and consolidated balance sheets.

Revenue is recognized when each of the following criteria is met under ASC Topic 605:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and

4)	Collectability is reasonably assured.

Transaction and service fees

Transaction and service fees include the following products:

●	Online P2P loan facilitation services: matching services to connect borrowers with investors and setting up automated repayment schedule upon loan origination. The Group charges borrowers a transaction fee for the service;

●	Premier wealth management services (“PWM”): services provided to borrowers to facilitate the matching of investors with various registered wealth management products. The Group charges borrowers a transaction fee for the PWM services.

●	Exchange administered product program (E-APP): product registration services include advising registration holders (usually are borrowers) on the selection of local financial assets trading service platforms, review registration application documentation and assists with due diligence conducted by the local financial assets trading service platform. The Group charges registration holders for the E-APP product registration services to connect borrowers with investors.

Transaction fees are usually non-refundable and recognized upon loan origination or upon funding received by registration holders for E-APP or when the price is considered fixed. At this point, the Group has completed all performance obligations to the borrowers and collectability is reasonably assured.

Incentives to investors

The Group occasionally provides incentives to potential investors at its sole discretion. The voucher incentives are offered to all investors who invest through the Wangxin Puhui platform and Wangxin platform.

The Group provides the following types of incentive:

Cash incentive types	Description	Awarded to	Benefit

Event reward/sign up voucher	Earned upon sign-up for platform events and applied upon investment	Potential investor	One-time fee deduction

Investment reward voucher	Earned upon making an investment and applied in the next investment	Investor	One-time fee deduction or Additional interest

When an investor makes an investment through the Group, the investor can redeem the vouchers, either upfront as a one-time contribution to the investment amount or on a monthly basis over the term of the investment as additional interest. If the investor chooses to redeem the voucher upfront, their investment is reduced by the voucher value, and the investor still entitled to full repayment of the stated principal value.

The Group considers both investors and borrowers as customers. The event reward and sign up voucher can be applied to the initial investment only. The cost of the awarded vouchers is treated as a direct reduction of revenue upon initial investment by the investor in accordance with ASC 605-50-25-7.

The investment reward voucher can be applied after the initial investment. The Group considers the investment reward voucher as an obligation to investors for future investment. As the amount of the investment reward is relatively insignificant as compared to the financial statements taken as a whole, the Group does not record this as a deferred revenue.

Commission fee

Yinghua Wealth, one of the Group’s subsidiaries, engages in the businesses of introducing potential investors to purchase contractual funds from other financial institutions. The commission fee is calculated based on a certain percentage of the funds invested by investors that are recommended by Yinghua Wealth and is recognized as revenue when the funds are fully subscribed.

The Group provides E-APP product promotion services to promote financial products registered at local financial assets exchange trading service platform. The commission fee is calculated based on a certain percentage of the funds invested by investors and the Group recognizes revenue when registration holders of the financial instruments received funding.

Other revenues

Other revenues mainly include advisory income and technology service fees.

Advisory income is charged to a borrower for assistance with the credit assessment before the borrower qualifies for their loan. They earn a fee based on the percentage between 0.5%-1% of the loan.

E-APP data processing technology services include data transmission and storage to E-APP borrowers to facilitate the preparation of registration application.

Other revenues are recognized upon loan origination or upon funding received by registration holders for E-APP.

(f)	Foreign currency and foreign currency translation

The reporting currency of the Group is the US dollar. The functional currency of the BVI and HK entities is the Hong Kong dollar (“HK$”). The functional currency of the Group’s PRC subsidiaries, VIEs and the subsidiaries of the VIEs is RMB based on the criteria of ASC 830, Foreign Currency Matters.

The combined and consolidated financial statements are translated to U.S. dollars using the period-end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the combined and consolidated balance sheets. Translation adjustments resulting from the process of translating the functional currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Asset and liability accounts at December 31, 2018, and 2017 were translated at RMB 1.00 to US $0.1457 and at RMB 1.00 to US $0.1536, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to the statements of operations for the years ended December 31, 2018, 2017 and 2016 were RMB 1.00 to US $0.1452, RMB 1.00 to US $0.1480 and RMB 1.00 to US $0.1505, respectively.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and funds held in checking, deposits, short term certificate of deposits with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2018 and 2017, the Group had $2,705,237 and $825,175 cash deposited with Haikou United Rural Commercial Bank Co., Ltd., respectively. Haikou United Rural Commercial Bank Co., Ltd. was a related party in 2017 and beginning October 26, 2018, it ceased to be a related party as the Haikou’s director, Mr. Nan Xiao, resigned from Yinghua Weath.

(h)	Short-term investments

Short-term investments consist of certificates of deposit and available for sale debt securities with original maturities of greater than 90 days and not more than one year.

The Group intends to hold the certificates of deposit until maturity. Investment in certificates of deposit are valued at amortized cost, which approximates fair value.

The Group classifies the debt securities as available for sale in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” The debt securities not classified as held to maturity or trading shall be classified as available for sale and are reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income or loss (a separate component of equity), net of related income taxes. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. The unrealized gain for the available-for-sale financial assets as of December 31, 2017 is immaterial as compared to the combined and consolidated financial statements taken as a whole.

As of December 31, 2017, the Group only holds debt securities which are the loan products listed on its online marketplace platform. The average term of most of loan products the Group purchased were 21 days. As a result, the Group classified such investments as available-for-sale and carry them at fair value. As of December 31, 2018, the Group redeemed all of the available-for-sale financial assets and the short term investment only consists held-to-maturity financial assets.

The Group reviews its held to maturity and available-for-sale financial assets for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.

(i)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, advances to suppliers and other receivables, loan receivable – related parties, various accrued liabilities, and loans payable – related parties. Certificates of deposit, which was recorded under short-term investment, accounts receivables, advances to suppliers, loan receivable – related parties, various accrued liabilities, and loans payable – related parties were not recorded at fair value. Their carrying values approximate their fair values due to the short-term maturity of these instruments.

The following table presents information about the Group’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2018, and 2017 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value.

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2018	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets*	$-	$-	$-	$-

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Asset:
Available-for-sale financial assets*	$470,641	$-	$470,641	$-

*Available-for-sale financial assets were recorded under short-term investment.

(j)	Accounts receivables and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount, net of an allowance for any potentially uncollectible amounts. The Group makes estimates for the allowance for doubtful accounts based upon the assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Group recorded bad debt allowance of $713,080 and $0 as of year ended December 31, 2018, and 2017.

(k)	Fixed assets, net

Equipment, software, and leasehold improvement are recorded at cost, less accumulated depreciation and impairment. Depreciation of equipment, software, and leasehold improvement is calculated on a straight-line basis, after consideration of expected useful lives. The estimated useful lives of these assets are as follows:

Category	Estimated useful lives of the assets
Electronic equipment	3-5 years
Furniture and office equipment	3-5 years
Software	3-5 years
Leasehold improvement	Shorter of useful life or 3 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment, software, and leasehold improvement are the difference between net sales proceeds and the carrying amount of the related assets and are recognized in the combined and consolidated statements of operations as other miscellaneous expense.

(m)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected undiscounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2018, 2017 and 2016.

(n)	Sales and marketing expenses

Sales and marketing expenses consist primarily of commission paid to co-operating institution, financial advisors, advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by the Group’s sales and marketing personnel.

(o)	Loan facilitation and servicing expenses

Loan facilitation and servicing expenses consist primarily of costs related to credit assessment and customer and system support.

(p)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

(q)	Product development expenses

Product development expenses include expenses incurred by the Group to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage the Group’s transaction and service platforms. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software - internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content. Product development costs that required capitalization was immaterial as of December 31, 2018 and 2017.

(r)	Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The awards granted are only subject to a service condition and contain graded vesting features. The Group measures the employee share-based compensation based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of an estimated forfeiture rate using graded vesting method, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards on that date.

The estimated forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group re-measure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed, and awards are vested and attribute the changes in those fair values over the service period by the straight-line method.

(s)	Interest income

Interest income includes interest earned from the Group’s custodian account, Haikou United Rural Commercial Bank Co., Ltd., and loan receivable from a related party (See Note 19).

(t)	Taxation

Value-added tax

Effective since January 1, 2012, the PRC ministry of finance and the state administration of taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions in China. According to the implementation circulars released by the ministry of finance and the state administration of taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of tangible properties, attestation and consulting services. Revenue presented in the combined and consolidated statements of operations is net off VAT.

Income taxes

The income tax expense for the period is comprised of current and deferred tax. Tax is recognized in the combined and consolidated statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(1)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and consolidated VIEs operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(2)	Deferred income tax

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Deferred income taxes are recognized with net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017, 2016, and 2015 are subject to examination by any applicable tax authorities. The Group had no uncertain tax positions for the years ended December 31, 2018, 2017 and 2016.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(u)	Statutory reserves and restricted net assets

In accordance with the PRC laws and regulations, the Group’s PRC subsidiary and consolidated VIEs are required to make an appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. PRC subsidiary and consolidated VIEs are required to appropriate at least 10% of their after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2018 and 2017, the accumulated amounts of statutory reserves amounted to $6,838,628 and $721,818, respectively.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s PRC entities. There are no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2018, and 2017.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserves and statutory reserves of the Group’s PRC entities. As of December 31, 2018, and 2017, the aggregated amounts of paid-in-capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to $86,542,277 and $59,739,451, respectively (including the statutory reserve fund of $6,838,628 and $721,818 as of December 2018, and 2017, respectively). As a result of the above restrictions, parent-only financials are presented in Schedule 1.

(v)	Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 8.09% as of 2018 and 2017, and 16.07% prior to 2017, of the equity interests in Yinghua Wealth held by a third party. The non-controlling interests are presented in the combined and consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Loss attributable to non-controlling interests holders are presented on the combined and consolidated statement of operations as an allocation of the total income (loss) for the year between non-controlling interest holders and the shareholders of the Group.

(w)	Earnings (loss) per share

The Company computes earnings per share in accordance with ASC Topic 260, Earnings per Share (“ASC 260”), which requires earnings per share for each class of stock (ordinary stock and participating preferred stock) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. The options and restricted stock units of the Company do not contain non-forfeitable rights and therefore are not considered participating securities. (Note 17)

(x)	Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(y)	Significant risks and uncertainties

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, the Group cannot provide assurance that it will not be exposed to material risks due to changes in market interest rates in the future. Its future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in its marketplace. However, it does not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

The concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the combined and consolidated financial statement lines of cash and cash equivalents, short-term investments, accounts receivable, advances to suppliers, other receivable, loans receivable – related parties. As of December 31, 2018 and 2017, $136,238,314 (including certificates of deposit of $129,182,053) and $33,234,949 were deposited in financial institutions located in the PRC, respectively. As of December 31, 2018 and 2017, $18,001,644 and $1,832,788 were deposited in financial institutions located in Hong Kong, respectively. Accounts receivable and loans receivable from related parties are typically unsecured and are derived from revenue earned from customers or related parties. The risk with respect to accounts receivable and loan receivable – related parties are mitigated by credit evaluations. The Group performs on its customers or related parties and its ongoing monitoring process of outstanding balances.

As of December 31, 2018, and 2017, the Group had loans receivable from related parties below:

	As of December 31,
	2018	2017
Net Credit Group Co., Ltd.	$-	$4,492,072
Gain Thrive Limited	-	22,471,164
UCF Holdings Group Limited	-	16,810,642
	$-	$43,773,878

There were no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2018, 2017 and 2016.

There were four and two (two from related parties) customers that accounted for 64% and 44% (44% from related parties) of the Group’s carrying amount of accounts receivable as of December 31, 2018, and 2017, respectively.

There were three (two from related parties) and three (three from related parties) service providers that accounted for 47% (36% from related parties) and 62% (62% from related parties) of the Group’s payable or accrued expenses as of December 31, 2018, and 2017.

There were three (two from related parties), three (one from related parties), and two (two from related parties) service providers that accounted for 67% (32% from related parties), 55% (12% from a related party), and 30% (30% from related parties) of the Group’s carrying amount of the sales and marketing expenses during the years ended December 31, 2018, 2017, and 2016, respectively.

There were one, two (one from a related party), and two (one from a related party) service providers that accounted for 11%, 24% (13% from a related party), 38% (16% from a related party) of the Group’s carrying amount of the origination and servicing expenses during the years ended December 31, 2018, 2017, and 2016, respectively.

There were three (one from a related party), four (two from related parties), and two (one from a related party) asset cooperative institutions that accounted for 55% (17% from a related party), 57% (26% from a related party), and 43% (20% from a related party) of the total loan facilitated as of December 31, 2018, 2017 and 2016, respectively. Asset cooperative institutions are the companies who introduce qualified borrowers to the Group.

There were two (two from related parties), two (two from related parties), and one (one from a related party) funding cooperative institutions that accounted for 64% (64% from related parties), 39% (39% from related parties) and 39% (39% from related parties), of   the total loan facilitated as of December 31, 2018, 2017 and 2016, respectively. Funding cooperative institutions are the companies who introduce funding sources to the Group.

(z)	Advertising Expense

The Company expenses advertising costs as they incurred. Advertising expense has been included as part of sales and marketing expenses. For the years ended December 31, 2018, 2017, and 2016, the Company incurred advertising expense of $753,413, $434,190 and $737,452, respectively.

(aa)	Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for public companies’ annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

(i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the revenues from loan transaction fees, commission fees and other revenue. The Group plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2019, assuming the Company will still remain an emerging growth company on that date. Based on the Group’s initial analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on January 1, 2019. The Group’s future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company will adopt ASU 2016-02 on January 1, 2020 assuming the Company will still remain an emerging growth company on that date.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-linked financial instruments (or embedded features) with down-round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group does not believe the adoption of this ASU would have a material effect on the Group’s combined and consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Group does not believe the adoption of this ASU would have a material effect on the Group’s combined and consolidated financial statements.

In 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which changes the measurement date for share-based awards to the grant date, instead of the previous requirement to remeasure the awards through the performance completion date. ASU No. 2018-07 is effective for the Company for fiscal years beginning after December 31, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Company does not believe adopting ASU No. 2018-07 will have a material impact on its consolidated financial statements.

In 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which modifies fair value disclosures and removes some disclosure requirements for both public and private companies. In addition, public companies are subject to some new disclosure requirements which requires to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not believe adopting ASU No. 2018-13 will have a material impact on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined and consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

(ac)	Management’s Evaluation of Subsequent Events

The Group evaluates events that have occurred after the balance sheet date of December 31, 2018, through the date which the combined and consolidated financial statements were issued. Based upon the review, other than those described in Note 20 – Subsequent Events, the Group did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the combined and consolidated financial statements.

Note 3 – Acquisitions and Disposition

Disposition of NCF Zhonghui Investment Management Co., Ltd. (“Zhonghui”) - In January 2018, Beijing Oriental sold Zhonghui for a total consideration of $nil (RMB 1) to Beijing NCF Baize Investment Services Co., Ltd, a third party. Zhonghui’s net liabilities in the amount of $163,116 has been eliminated from the Group’s combined and consolidated financial statements since the date of disposal. The Group recognized a gain of $163,116 from the disposal. The disposition did not qualify as a discontinued operation as it does not represent a strategic shift that has had a major impact on the Group’s operations or financial results.

2018 Insignificant Acquisitions

During the year ended December 31, 2018, the Group completed three insignificant acquisitions for a total consideration of approximately $1,659 (RMB11,428). These acquisitions generally enhance the breadth and depth of the Group’s online platforms and prepare the Group to provide for fintech services. The three insignificant acquisitions are:

1.	Xinzu (Beijing) Technology Co., Ltd.

2.	Shanghai NCF Puhui Business Consulting Co., Ltd.

3.	Shenzhen Yifang Yurong Financial Information Technology Service Co., Ltd.

Pro forma results of operations for the acquisitions have not been presented because they are not material to the combined and consolidated financial statements of the Group either individually or in the aggregate.

Note 4 – Accounts receivable

Accounts receivable consist of unsecured obligations due from customers under normal trade terms. The Group grants credit to its customers based on the Group’s evaluation of a customer’s credit worthiness.

Allowances for doubtful accounts are maintained for potential credit losses based on the age of the accounts receivable and the results of the Group’s credit evaluations of its customers’ financial condition. Receivables are written off as uncollectible and deducted from the allowance for doubtful accounts after collection efforts have been deemed to be unsuccessful. Subsequent recoveries are netted against the provision for doubtful accounts expense. The allowance for doubtful accounts was $713,080 and $0 as of December 31, 2018 and 2017, respectively.

Note 5 – Advances to suppliers

Advances to suppliers consist of the following:

	As of December 31,
	2018	2017

Advances for sale and marketing suppliers	$1,927,157	$5,091,395
Other prepaid administrative expenses	536,436	532,425
Advances for software purchases	261,205	895,507

Total	$2,724,798	$6,519,327

Note 6 - Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2018	2017

Loans to third parties (a)	$-	$1,536,480
Payments made on behalf of third parties (b)	87	1,729,428
Amounts due from employees	32,004	62,310
Investments in transit (c )	-	8,450,640
Interest receivable from Custody Bank (d)	524,015	-
Interest receivable from Saving Account	331,836	-
Others	637,987	424,306
Less: bad debt allowance (b)	-	(1,341,451)

Total other receivable, net	$1,525,929	$10,861,713

(a)	Loans to third parties

In 2013, Tianjin Yuanrong loaned to Dalian Frontier Weirong Investment Consulting Co., Ltd. (“Weirong”) in an aggregate amount of $1,536,480 (RMB 10,000,000). Weirong was a related party of Tianjin Yuanrong up through August 2013 and beginning September 2013, Weirong ceased to be a related party as Tianjin Yuanrong lost significant influence in Weirong. The loan had no interest and was repaid in August 2018.

(b)	Payments made on behalf of third parties

Before 2015, Beijing Oriental paid general and administrative expenses for several prospect companies with the intention to form a strategic partnership with them. These companies were considered related parties of Beijing Oriental until January 2015 when Mr. Zhenxin Zhang no longer had an indirect equity interest in those companies. The Group assesses the allowance for doubtful accounts based upon the historical collection experience, the age of the other receivable balances, and the third parties’ ability to pay. The Group recorded bad debt allowance in the amount of $NIL, and $1,341,451 as of December 31, 2018 and 2017, respectively. This bad debt allowance was fully written off during the year ended December 31, 2018.

(c)	Investments in transit

The group invested in the money market with aggregate amount of $8,450,640 (RMB 55,000,000) on December 31, 2017. The registration process was not completed until January 2, 2018. In this case, all of the balance from other receivable as of December 31, 2017 was reclassified to short-term investment in January 2018. And the same amount was redeemed in 2018.

(d)	Interest receivable from Custody Bank

The interest receivable from Haikou Bank was $524,015 as of December 31, 2018. Haikou Bank was no longer considered as a related party since October 26, 2018 because Mr. Nan Xiao resigned from Yinghua Wealth. Interest from Haikou Bank was disclosed as other receivable from related party as of December 31, 2017.

Note 7 - Other current assets

Other current assets include prepaid VAT and corporate income tax refund receivable. Pursuant to the PRC tax laws, entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. During the years ended December 31, 2018, and 2017, the Group’s input VAT exceeded the output VAT. The prepaid VAT balance was $4,630,320 and $4,808,738 as of December 31, 2018 and 2017, respectively.

The corporate income tax refund receivable is related to the overpayment of income taxes because Cloud Services was granted the Certification of Software Company on November 30, 2018. Pursuant to such certificate, Cloud Services qualifies for a tax holiday at corporate income tax rate of 0% for the year ended December 31, 2018 and at 12.5% from January 1, 2019 to December 31, 2021. The balance of corporate income tax refund receivable was $1,524,819 and $0 as of December 31, 2018 and 2017, respectively.

Note 8 – Short-term investment

Beginning in December 2016, the Group participated in its own P2P marketplace platform as a lender and funded its P2P investment account for investment in P2P loan products. Due to the short-term nature of the loan terms, the fair value of the P2P loan product portfolio approximates its costs. The Group ceased investing through its own platform since December 2017.

The loan products held at December 31, 2017 were sold in January 2018 at cost of $461,292. No gain or loss was recognized.

During 2018, the Group purchased the following certificates of deposit with interest rates ranging from 1.30% to 2.03%. As of December 31, 2018, and 2017, the balance of short-term investment that the Group held was $129,182,053 and $470,641, respectively.

				Annual
	Purchase			Interest
Financial Institutions	Date	Term	Amount	Rate
Pufa CunZhen Bank	October 16, 2018	Six Months	$728,525	1.30%
Pufa CunZhen Bank	October 17, 2018	Six Months	6,993,840	1.69%
Changan Bank	November 9, 2018	Six Months	30,160,935	1.77%
Changan Bank	November 9, 2018	Six Months	5,828,200	1.77%
Changan Bank	November 12, 2018	Twelve Months	29,141,000	2.03%
Changan Bank	November 13, 2018	Six Months	29,141,000	1.77%
Changan Bank	November 14, 2018	Six Months	14,570,500	1.77%
Changan Bank	November 14, 2018	Six Months	12,618,053	1.77%
			$129,182,053

Note 9 – Fixed assets, net

Fixed assets consist of the following:

	As of December 31,
	2018	2017

Equipment	$1,923,817	$1,922,984
Software	2,634,466	993,534
Leasehold Improvement	435,191	392,079
Less: accumulated depreciation and amortization	(2,645,271)	(1,885,781)
Total	$2,348,203	$1,422,816

Depreciation and amortization expense for the years ended December 31, 2018, 2017, and 2016 amounted to $660,483, $612,563, and $908,412 respectively.

Note 10 - Other non-current assets

In October 2017, the Group entered into an equity investment agreement. Pursuant to the terms of the agreement, the Group shall make a total cash investment amounting to $4,609,440 (RMB 30,000,000) in Beijing Kunyuan Hengtong Investment Center L.P. (“Kunyuan Hengtong”), a limited partnership incorporated on July 7, 2017, in exchange for a 20% equity interest in Kunyuan Hengtong. Due to the fact that the transaction did not complete until July 2018, such investment was classified as other non-current assets as of December 31, 2017 and was classified as equity method investment as of December 31, 2018.

The balance of other non-current assets were $143,534  and $4,609,440 as of December 31, 2018, and 2017, respectively.

Note 11 – Equity method investments

Jiutai District Rural Property Rights Exchange Center Co., Ltd.

In July 2016, Beijing Oriental entered into an Equity Investment Agreement to invest $57,588 (RMB 400,000) in Jiutai District Rural Property Rights Exchange Center Co., Ltd. (“Jiutai”), in exchange for 40% of Jiutai’s equity interest. Jiutai is a company incorporated on July 25, 2016, and is primarily engaged in providing rural property rights exchange services. There were no operations during the years ended December 31, 2018, 2017, and 2016.

In March 2018, Beijing Oriental entered into a share exchange agreement to sell the 40% of the equity interest in Jiutai to NCF Group Co., Ltd., a related party, for $58,095 (RMB 400,000).

The Group accounted for this investment using the equity method. As of December 31, 2018, and 2017, the equity investment in Jiutai was $NIL and $61,459 (RMB 400,000), respectively.

Fengshou Technology Co., Ltd.

In May 2018, the Group entered into an equity investment agreement to invest $1,452,293 (RMB 10,000,000) in Fengshou Technology Co., Ltd. (“Fengshou”) in exchange of 18% equity interest in Fengshou, a company incorporated on April 25, 2018. The Group accounted for its investment in Fengshou’s operation using equity method as the Group exercises significant influence. As of December 31, 2018, the equity investment in Fengshou was $1,457,050. The Group’s share of the results of the Fengshou’s operation was insignificant for the year ended December 31, 2018.

Linggui Technology (Beijing) Co., Ltd.

In November 2017, Cloud Services entered into an equity investment agreement to invest $740,070 (RMB 5,000,000) in Linggui Technology (Beijing) Co., Ltd. (“Linggui”) in exchange of 19% of Linggui’s equity interest. In November 2018, Cloud Services entered into an amended agreement to reduce its equity interest in Linggui to 5.46%. Linggui is a company incorporated on October 24, 2017 and is primarily engaged in providing technology development, technology transfer, and technology consulting services.

The Group accounted for its investment in Lingui’s operation using equity method as the Group exercises significant influence. The Group’s total investment in Lingui at December 31, 2018 and 2017 was $517,385, and $744,596, respectively, after recording its share of Linggui’s losses for the year ended December 31, 2018 and 2017 of $199,908 and $22,777, respectively.

Note 12 - Taxation

BVI

Under the current laws of the BVI, the Group is not subject to taxes on income or capital gains.

Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong

The entities incorporated in Hong Kong are subject to the Hong Kong profits tax rate at 16.5%.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. In addition, Cloud Services obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2017, 2018, and 2019. Cloud Services was granted the Certification of Software Company on November 30, 2018. Pursuant to such certificate, Cloud Services qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year and a 50% reduction of enterprise income tax for the following three years.

For Cloud Services, tax year 2018 was considered the second profit-making year and accordingly, Cloud Services was exempted from EIT for the year of 2018. Starting from January 1, 2019 to December 31, 2021, Cloud Services is qualified for the reduced tax rate of 12.5%.

For the year ended December 31, 2018, Shanghai Puhui qualified for preferential tax treatment available to small and low-profit enterprises, and only 50% of its income was subject to tax and at the preferential rate of 20%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company, is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The British Virgin Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

	For the Year Ended December 31,
	2018	2017	2016

Current income tax	$16,576,316	$1,181,550	$3,416

Deferred income tax	2,684,232	11,166,845	(2,810,102)

Income tax expense (benefits)	$19,260,548	$12,348,395	$(2,806,686)

Reconciliation of the differences between the applicable tax rate and the effective tax rate

The following table sets forth the reconciliation between the applicable EIT rate and the effective tax rate

	For the Years Ended December 31,
	2018		2017		2016
Income (loss) before income tax	$79,269,005		$48,192,693		$(16,060,109)

Tax calculated at the applicable tax rate (25%)	19,817,251	25%	12,048,173	25%	(4,015,027)	25%
Tax effects of:
Difference in overseas tax rates	387,093	0%	442,032	1%	648,277	(4)%
Effect of tax holiday and preferential tax rate	(1,803,388)	(2)%	(663,664)	(1)%	279,648	(2)%
Expenses not deductible for tax purposes	175,621	0%	267,584	1%	43,452	0%
Unrecognized deductible tax losses	14,118	0%	10,529	0%	95,982	(1)%
Research and development tax credit	(180,468)	0%	(197,345)	0%	-
Valuation allowances	850,321	1%	441,086	1%	140,982	(1)%

Income tax expense/(benefits)	$19,260,548	24%	$12,348,395	27%	$(2,806,686)	17%

Deferred tax assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the deferred tax assets are as follows:

	As of December 31,
	2018	2017
Accrued employee benefits	$-	$8,470
Allowance for bad debts expense - other receivables/accounts receivables	178,271	345,764
Advertising expenses	241,601
Operating loss carryforwards, net	7,170,804	9,590,434
	7,590,676	9,944,668

Less: valuation allowances	(2,968,926)	(2,231,285)
	$4,621,750	$7,713,383

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has recorded valuation allowances of $2,968,926 and $2,231,285 as of December 31, 2018 and 2017, respectively to reflect the estimated amount of deferred tax assets that may not be realized. The net operating loss carryforwards was $28,683,216, $ 38,361,736, and $79,987,735 as of December 31, 2018, 2017 and 2016 respectively.

According to PRC tax regulations, the PRC net operating loss can generally be carried forward for no more than five years starting from the year subsequent to the year that the loss was incurred. Carryback of losses is not permitted. Net operating loss begins to expire in 2021.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2018, 2017 and 2016, the Group did not have any unrecognized tax benefits.

Note 13 - Share-based compensation

In 2014, the Group adopted the 2014 Equity Incentive Plan (the “2014 Plan”), and in July 2015, the 2014 Plan was rolled into the 2015 Equity Incentive Plan (the “2015 Plan”). The 2015 Plan permits the grant of two types of awards: options and restricted stock units (“RSUs”). Persons eligible to participate in the 2015 Plan include an employee, director or consultant of the Group or an affiliate, or other trust or special purpose vehicle under which any one or more of the participants are interested.

Share options and RSUs granted under these Plans vest over a four-year requisite service period, with one-fourth (25%) vesting on the first anniversary, and then one-eighth (12.5%) vesting every six (6) months from the first anniversary date.

Options

No options were granted during the years ended December 31, 2018, 2017, and 2016. As of December 31, 2018, all options granted under the 2015 Plan are fully vested. The total fair value of shares vested for the years ended December 31, 2018, 2017 and 2016 was $16,801, $153,131 and $436,608, respectively.

The fair value of each option is estimated on each grant date using the option-pricing model (“OPM”), which uses the key assumptions presented below. Expected volatilities are based on the average volatility of comparable companies in the industry with the time period commensurate with the expected time period of the options granted. The contractual life of the option is 10 years. In the OPM, the Group used research data based upon empirical studies pertaining to option exercise multiples as well as to estimated employment termination rates. The risk-free rate for periods within the contractual life of the options are based on the yield of maturity of US government bond at the option valuation date plus the country default spread difference between China and the US. The Group has no history of declaring or paying cash dividends on its capital stock, and the Group does not plan to pay any dividend on its ordinary shares in the foreseeable future.

On December 10, 2014, 50,600,000 shares options were granted under the 2015 Plan.

The following table summarizes the Group’s share option activities:

	For the year ended December 31, 2018
	Number of Shares Options	Average Exercise Price Per Share Options in US$	Weighted- Average remaining contractual life (in years)

At the beginning of the year	36,000,000	$0.08154	6.94
Granted	-	-	-
Forfeited	(1,000,000)	$0.08154	-
Expired	-	-	-
Canceled	-	-	-
At the end of the year	35,000,000	$0.08154	5.94
Vested and exercisable at the end of the year	35,000,000	$0.08154	5.94

As of December 31, 2018, the expiry date of all the outstanding share options is December 10, 2024.

Restricted stock units

No RSUs were granted during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, there was approximately $120,000 of total unrecognized compensation cost related to non-vested RSUs arrangements granted under the 2015 Plan expected to be recognized over a weighted average period of 0.52 years. To the extent the actual forfeiture rate is different from what the Group has anticipated, share-based compensation related to these awards will be different from its expectations.

The fair value of each RSU is estimated on each grant date using the OPM, which uses the key assumptions presented below. Expected volatilities are based on annualized standard deviation of daily stock price return of comparable companies in the industry with the time period commensurate with the expected time period of the RSUs granted. In the OPM, the Group determined expected life for the RSU’s based upon an estimated Initial Public Offering (“IPO”) date. The risk-free rates for periods within the expected life of the RSUs are based on the yield of maturity of Hong Kong Sovereign Curve plus country default risk as of the valuation date. The Group has no history of declaring or paying cash dividends on its capital stock, and the Group does not plan to pay any dividend on its ordinary shares in the foreseeable future.

On July 24, 2015, 57,934,389 RSUs were granted to employees under the 2015 Plan.

A summary of the unvested restricted shares for the year ended December 31, 2018 is as follows:

	Number of shares	Weighted- average fair value
Non-vested restricted shares outstanding at January1, 2018	13,442,308	0.3565
Granted	-	0.3565
Forfeited	(217,760)	0.3565
Vested	(8,598,417)	0.3565
Non-vested restricted shares outstanding at December 31, 2018	4,626,131	0.3565

The following table summarizes the total share-based compensation expense for each year presented:

	For the years ended December 31,
	2018	2017	2016
General and administrative expenses	$349,638	$1,783,225	$1,708,460
Sales and marketing expenses	80,129	681,271	530,455
Product development expenses	137,182	967,355	383,349

Total	$566,949	$3,431,852	$2,622,264

Note 14 - Accruals and other liabilities

Accruals and other liabilities consist of the following:

	As of December 31,
	2018	2017

Accrued salaries and welfare expenses	$4,245,829	$4,247,903
Accrued general and administrative expenses	5,554,867	951,578
	$9,800,696	$5,199,481

Note 15 – Bank loan

During 2018, the Group borrowed $13,507,041 (RMB 93,000,000) from Xiamen International Bank at a fixed interest rate of 1.68% per annum with a maturity date of December 20, 2018. The amount was repaid in full on the maturity date. The Group borrowed $13,393,766 at a fixed interest rate of 1.58% per annum in 2016 from Xiamen International Bank. The loan was repaid in 2017.

Note 16 – Equity

Preferred shares

Since the date of incorporation, the Group has completed two rounds of financing by issuing preferred shares: Series B Preferred shares issued in 2015 and Series C-1 Preferred shares in 2016 (collectively known as the “Preferred shares”).

In 2016, the Group issued 24,711,296 Series C-1 Preferred shares in exchange for consideration of $42,009,205. In 2015, the Group issued 29,426,129 Series B Preferred shares in exchange for consideration of $21,000,000. The Group incurred a total of issuance costs in the amount of $59,410 and $1,055,162 for the years ended December 31, 2016, and 2015, respectively. The issuance costs were recognized as a reduction of additional paid-in capital in the years of issuance. Therefore, Series C-1 and Series B Preferred shares were recognized in the Combined and Consolidated Statements of Changes in Shareholders’ Equity in the amount of $41,949,795 ad $19,944,838 for the years ended December 31, 2016 and 2015.

The Preferred shares have a par value of $0.00001 per share, have no maturity date and are not mandatorily redeemable. The key terms of the Preferred shares are summarized as follows:

Conversion feature

Upon the occurrence of a successful Initial Public Offering or listing of shares of the Group on any internationally recognized stock exchange (“IPO”), all fully paid Preferred shares then outstanding will be automatically converted into fully paid Ordinary Shares of the Company (“Ordinary Shares”).

The conversion price is set forth on the basis of one Ordinary Share for each Preferred Share (i.e., the conversion ratio is 1:1), provided that the conversion ratio may be adjusted in such commercially reasonable manner as the board of directors of the Group shall deem appropriate for any dilution upon issue of further Ordinary Shares at a price less than the Subscription Price (for avoidance of doubt, no adjustment shall be made for any issue of Ordinary Shares pursuant to Employee Stock Option Plan (“ESOP”), any issuance of further Ordinary Shares in connection with share dividends, subdivision, combination or reclassification of capital stock, or issuance upon conversion or reclassification of capital stock) (i.e., there are anti-dilution adjustments, including in the case that the issue is at market price but is less than the subscription price), and provided that any conversion must be at least at par (conversion ratio 1:1 at least).

Holder’s redemption upon trigger events

In the event of any liquidation, dissolution or winding up or other trigger events of the Group, whether voluntary or involuntary, holders of each Preferred share in issue shall be entitled to be paid out of the assets of the Group available for distribution to shareholders, whether such assets are capital, surplus, or earnings, an amount equal in aggregate to the total subscription price paid by each holder of Preferred shares to the Group for the subscription of all its Shares (Ordinary Shares and Preferred shares) (i.e., the preferred shareholders can put the Ordinary Shares as well) plus all declared and unpaid dividends, before and in preference to any distribution of any of the assets or surplus funds of the Group to the holders of Ordinary Shares or of any other shares or stock. Triggering events include the following: (1) any occurrence of the event following a merger, consolidation or amalgamation by the shareholders of the Group no longer together hold a majority voting power in the surviving entity or (2) any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Group.

Dividends rights

The Preferred shares shall confer on the holders of Series B Preferred shares the right in priority over the holders of Ordinary Shares of the Group as to the receipt of any dividends as the directors may from time to time declare. As such, to the extent that if there are any dividends payable, the holders of Series B Preferred shares shall receive payment in respect of the dividends earlier in time than holders of Ordinary Shares.

The holders of Series C-1 Preferred shares have the same dividend rights as the Ordinary Shares on an as-converted basis.

No dividends have been declared for the Preferred shares for the years presented.

Voting rights

On a show of hands, every holder of Preferred shares shall have one vote. On a poll, each holder of Preferred shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preferred shares held by that holder could be converted on the date such vote is taken. Holders of Preferred shares shall be entitled to receive notice of meetings of members in accordance with the articles of association of the Group and on the same basis as holders of the Ordinary Shares. All Preferred shares and the Ordinary Shares shall vote as a single class.

In accordance with ASC 480-10-S99, the Group classified the Preferred shares as permanent equity because they are redeemable upon the occurrence of certain events within the Group’s control. The Preferred shares were initially measured at fair value, with issuance cost charged against additional paid-in capital. The Group determined that there was no embedded beneficial conversion feature attributable to the Preferred shares. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date, which is the issuance date in the Group’s case. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred shares was higher than the fair value per ordinary share, and therefore no bifurcation of beneficial conversion feature was recognized. The Group determined the fair value of the Ordinary Share with the assistance of an independent third party valuation firm.

Statutory reserve

PRC subsidiaries and consolidated VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC laws and regulations. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $6,838,628 and $721,818 as of December 31, 2018, and 2017, respectively.

Ordinary Shares

The Company is authorized to issue 5,000,000,000 shares of its Ordinary Shares with a par value of $0.00001 per share.

In February 2016, the Company issued 21,760,498 ($0.00001 par value) Ordinary Shares at $0.6066 per share for an aggregate cash consideration of $13,199,918.

As of December 31, 2018, 2017, and 2016, the Company has 1,091,569,209 Ordinary Shares issued and 981,569,209 shares outstanding. See EBT shares below.

Employee benefit trust Ordinary Shares (“EBT shares”)

On July 13, 2015, the Group established First P2P Limited Employee Benefit Trust (“EBT”) in Cayman Island to provide a source to meet our obligations under our equity incentive plans. Mr. Zhang, our Founder, was appointed by us as a sole member of compensation committee of the EBT who has the authority to manage the trust.

On July 13, 2015, 50 million of the Company’s Ordinary Shares were transferred to the trust as a loan from Great Reap Venture Ltd. (“Great Reap”), a majority shareholder of our company and is 100% owned by Mr. Zhang. The loan can be repaid either in cash at the exercise price of $0.08154 per share as determined in the 2015 Equity Incentive Plan or by transferring the shares back to Great Reap at the option of the Company. The loan agreement can be repaid by the trust in whole or in part at any time without any interest. The Group recorded the 50 million shares at $4,077,000 as a reduction of the Group’s equity.

For the year ended December 31, 2017, the Group recorded a long-term loan – Great Reap in the amount of $4,077,000 in the combined and consolidated financial statements. For the year ended December 31, 2018, the Group reclassed the loan to short term as majority of the EBT shares are vested and exercisable, and because the employees who have been granted the options are expected to exercise their options within one year from the balance sheet date.

On July 13, 2015, the Company issued 60 million Ordinary Shares to the EBT at the par value of $0.00001. The shares were transferred in accordance to the 2015 Equity Incentive Plan as our contribution to the RSU’s pool to be granted to qualified participants under the 2015 Incentive Plan. The Group recorded the 60 million shares at $600 as a reduction of the Group’s equity.

It is the Company’s intention not to return the EBT shares to Great Reap and the Company. The EBT shares are entitled to voting rights and dividends rights. Therefore, we do not consider EBT shares as contingency shares and EBT shares are considered outstanding in the computation of EPS (Note 17).

The assets of the trust were not used to fund any of the Group’s obligations under incentive plans (Note 13) during the years ended December 31, 2018, 2017 and 2016.

Note 17 - Earnings (loss) per share

Basic earnings per ordinary share is computed by dividing income or loss available to the Company’s ordinary shareholders by the weighted average number of shares of basic ordinary shares outstanding. The Series B and C-1 convertible preferred stock which are convertible into shares of common stock of the Company, have the same dividend rights as the ordinary shares on an as-converted basis, and therefore qualify as participating securities in accordance with ASC 260. Net income allocated to the holders of the Company’s Series B and C-1 Preferred Stock is calculated based on the shareholders’ proportionate share of weighted average shares of ordinary shares outstanding on an if-converted basis. The terms of the Preferred shares do not include a contractual obligation to participate in the losses of the Company, and therefore the participating securities are not included in the calculation of EPS in the years in which there are losses.

For purposes of determining diluted earnings per ordinary share, basic earnings per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding, including Series B and C-1 Preferred Stock using the if-converted method. Under the two-class method of calculating diluted earnings per share, net income is reallocated to ordinary stock, the Series B and C-1 Preferred stock and all other dilutive securities based on the contractual participating rights of the security to share in the current earnings as if all of the earnings for the period had been distributed. In the computation of diluted earnings per share, the two-class method and if-converted method for the Series B and C-1 Preferred Stock resulted in the same earnings per share amounts as the holder of the Series B and C-1 Preferred Stock had the same economic rights as the holders of the ordinary stock.

Basic and diluted net earnings (loss) per ordinary share for each of the years presented are calculated as follows:

	Year Ended December 31,
	2018	2017	2016
Numerator:
Net income (loss) attributable to NCF Wealth Holding Limited	$60,284,971	$35,987,631	$(13,157,161)
Less: Net income allocated to participating securities	2,848,612	1,700,503	-
Net income (loss) available to ordinary shareholders of NCF Wealth Holding Limited	57,436,359	34,287,128	(13,157,161)

Denominator:
Weighted average basic ordinary shares outstanding	1,091,569,209	1,091,569,209	1,088,230,612
Weighted average additional ordinary shares outstanding if preferred shares converted to ordinary shares (if dilutive)	54,137,425	54,137,425	-
Total weighted average common shares outstanding if preferred shares converted to ordinary shares	1,145,706,634	1,145,706,634	1,088,230,612

Income (loss) per ordinary share:
Basic	$0.05	$0.03	$(0.01)
Diluted	$0.05	$0.03	$(0.01)

The following ordinary share equivalents were excluded from the computation of diluted net earnings (loss) per share for the periods presented because including them would have been anti-dilutive:

	For the year ended December 31
	2018	2017	2016
Series B preferred shares	-	-	29,426,129
Series C-1 preferred shares	-	-	24,711,296

Note 18 - Commitments and contingencies

(a)	Operating lease commitments – the Group as lessee

The Group was obligated under non-cancellable operating leases. The lease terms are three years, and renewable at the end of the lease period at the market rate. Rent expense were $4,019,641, $4,133,541, and $5,400,809 for the years ended December 31, 2018, 2017 and 2016 respectively.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Years ended December 31,	Amount
2019	$4,008,358
2020	1,167,009
2021	550,786
$5,726,153

(b)	Service contracts commitments

In August 2018, the Group entered into a finder agreement with EarlyBirdCapital, Inc. to introduce potential special purpose acquisition corporation (“SPAC”) to the Group in connection with consummating a merger. The total fee is $3,000,000 and is expected to be paid in May 2019.

(c)	Contingencies

The Group operates an online marketplace to provide online P2P, PWM services and E-APP in China to match registered investors to potentially qualified borrowers, where the laws and regulations governing the industry are developing and evolving rapidly. Various Chinese authorities are tailoring new laws and regulations that could be applicable to the Group, which may cause an unforeseeable impact on the Group’s existing practice and business model. Hence, the Group is continually monitoring and assessing such impacts as well as making adjustments to meet regulators’ requirements.

Beginning in 2018, PWM services has been slowly winding down as the Group focuses more on E-APP.

Beijing Oriental received a Notice on further strict Implementation of “three reductions” goal from Head Office of Chaoyang District, Beijing City for Special Rectification of Finance and Societal Risk on the date of April 24th, 2019. If Beijing Oriental cannot meet the requirement of “three reductions”, its rectification shall not be accepted and shall not pass administrative inspection. Beijing Oriental had sent its plan to the designated mail according to the requirements. The requirement of "three reductions" may lead to the decrease of Beijing Oriental's net revenue and net income.

Note 19 - Related party transactions and balances

The Group is controlled by Great Reap Ventures Limited, which owns 54.0% of the Company’s Ordinary Shares. The remaining 46.0% of the shares are widely held. The Great Reap Ventures Limited is 100% owned by the Founder of the Group. The ultimate controlling party of the Group is the Founder.

In addition to those disclosed elsewhere in the combined and consolidated financial statements, the following transactions were carried out with related parties, either the shares of which are owned by the Founder of the Group or for which key management positions are held by the same person.

The Group entered into the following significant related party transactions:

(a)	Revenue from related parties

		For the year ended December 31,
	Relationship with the Group	2018	2017	2016
Transaction and service fee
Hainan International Tourism Industry Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	$-	$77,713	$445,721
Shanghai ZhongFeng Commercial Finance Co., Ltd.	Shares owned by the Founder of the Group	139,149	-	35,573
Yingtai Finance Leasing (Shenzhen) Co., Ltd.	Shares owned by the Founder of the Group	1,373,597	-	-
Shanghai Fengchao Business Services Co., Ltd.	Shares owned by the Founder of the Group	259,922	-	-
Beijing Fengchao Business Services Co., Ltd.	Shares owned by the Founder of the Group	131,257	-	-
Xiamen Danxia Real Estate Marketing Planning Co., Ltd.	Shares owned by the Founder of the Group	80,742	-	-
Liaoning Kai Yuan Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	50,826
Shenzhen Guozuhaifeng Finance Co., Ltd.	Shares owned by the Founder of the Group	-	9,947	24,792
Shenzhen Yuanchang Jewelry Co., Ltd.	Shares owned by the Founder of the Group	-	-	594,060
China Finance Leasing Co., Ltd. *This entity was no longer treated as a related party since October 26, 2018, as Mr. Nan Xiao resigned from Yinghua Wealth	Key management positions held by the same person	1,169,783	-	7,273
Shenzhen Qiyuantianxia Technology Co., Ltd.	Shares owned by the Founder of the Group	-	-	65,767
Junling Property Consultant (Shanghai) Co., Ltd.	Shares owned by the Founder of the Group	-	-	-
Beijing Kai Yuan Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	3,067,693	-	2,899
Others	Shares owned by the Founder of the Group	444	-	19
		$6,273,413	$87,660	$1,176,104

		For the year ended December 31,
	Relationship with the Group	2018	2017	2016
Commission fee
Xianfeng Technology Asset Management (Dalian) Co., Ltd.	Shares owned by the Founder of the Group	$-	$1,099,130	$-
Junling Property Consultant (Shanghai) Co., Ltd.	Shares owned by the Founder of the Group	241,148	327,260	440,089
Shanghai Heyi Internet Information Services Co., Ltd.	Shares owned by the Founder of the Group	-	-	461,068
Net Credit Media Co., Ltd.	Shares owned by the Founder of the Group	-	-	296,418
Liaoning Kai Yuan Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	192,391	-	-
Beijing Kunlun Wealth Investment Management Co., Ltd.	Shares owned by the Founder of the Group	396,201	-	-
Beijing Kai Yuan Finance Leasing Co., Ltd.	Shares owned by the Founder of the Group	362,181	-	-
Shanghai Jinmao Asset Management Co., Ltd.	Key management positions held by the same person	410,855	961,947	-
Shenzhen Lianhe Currency Wealth Management (Shanghai) Co., Ltd.	Key management positions held by the same person	22,191	1,150,279	-
Others	Shares owned by the Founder of the Group/key management positions held by the same person	1,975	90,232	-
		$1,626,942	$3,628,848	$1,197,575

		For the year ended December 31,
	Relationship with the Group	2018	2017	2016
Other revenue
Beijing Yilian Information Technology Services Co., Ltd.	Key management positions held by the same person	$-	$55,592	$-
Net Credit Group Co., Ltd.	Key management positions held by the same person	-	46,973	-
Net Credit Media Co., Ltd.	Shares owned by the Founder of the Group	-	-	33,935
Shanghai Fengchao Business Services Co., Ltd.	Shares owned by the Founder of the Group	7,039	-	-
Others	Shares owned by the Founder of the Group/key management positions held by the same person	-	47,136	-
		$7,039	$149,701	$33,935

(b)	Services provided by related parties

The Group incurred commission fees to individuals, co-operating institutions and other partners who introduced lenders. The Group also incurred office rental expenses, maintenance expense on the platform’s system, marketing expenses and other administrative expenses. For the years ended December 31, 2018, 2017, and 2016, such services provided by related parties were as follows:

		For the year ended December 31,
	Relationship with the Group	2018	2017	2016
Office Rental
Beijing Xiaoyunhuayuan Properties Co., Ltd. *This entity was no longer treated as a related party since the entity was disposed by Mr. Zhenxin Zhang in April 2017	Shares owned by the Founder of the Group	$-	$730,488	$2,120,207
Others	Shares owned by the Founder of the Group	2,693	180	16,015
		$2,693	$730,668	$2,136,222
Commission Fee
Shanghai Jinmao Asset Management Co., Ltd.	Key management positions held by the same person	$19,816,131	$11,133,735	$-
Shenzhen Lianhe Currency Wealth Management (Shanghai) Co., Ltd.	Key management positions held by the same person	30,019,871	18,583,182	-
Jiangsu Shanghutong Capital Holding Co., Ltd.	Key management positions held by the same person	228,521	1,232,698	545,976
Beijing Caiyitong Investment Co., Ltd	Key management positions held by the same person	119,835	263,445	-
Beijing Lianhe Hengrui Investment Management Co., Ltd. *This entity was no longer treated as a related party since the entity was disposed by Mr. Zhenxin Zhang in June, 2017	Shares owned by the Founder of the Group	-	35,591	506,750
Shenzhen Lianhe Currency Wealth Management Co., Ltd.	Shares owned by the Founder of the Group	-	-	5,200,453
Beijing Net Credit Zhongchou Technology Co., Ltd	Shares owned by the Founder of the Group/key management positions held by the same person	181,969	-	7,980
Others	Shares owned by the Founder of the Group/key management positions held by same person	82,642	314,139	1,320,382
		$50,448,969	$31,562,790	$7,581,541
System Operation and Maintenance Expenses
Net Credit Yunxing Technology Co., Ltd.	Key management positions held by the same person	4,057,045	3,980,726	4,428,354
		$4,057,045	$3,980,726	$4,428,354
Consulting fee
Beijing Netcom Baize Investment Service Co., Ltd. *This entity was no longer treated as a related party since the entity was disposed by Mr. Zhenxin Zhang in July 2016.	Shares owned by the Founder of the Group	$-	$-	$7,821,131
Others	Shares owned by the Founder of the Group/key management positions held by the same person	-	113,592	4,701
		$-	$113,592	$7,825,832
Marketing Expenses
Beijing Lianhe Currency Exchange Co., Ltd	Shares owned by the Founder of the Group	$398,761	-	$-
Others	Shares owned by the Founder of the Group/key management positions held by the same person	$35,091	$131,820	$5,792,421
		$433,852	$131,820	$5,792,421
Outsourced Service Fee
Beijing Yilian Information Technology Services Co., Ltd.	Key management positions held by the same person	$1,161,896	$-	$-
Others	Shares owned by the Founder of the Group/key management positions held by the same person	341,250	-	-
		$1,503,146	$-	$-
Others including vehicle usage fee, Intermediary Service Fee and office expense	Shares owned by the Founder of the Group/key management positions held by the same person	$35,779	$164,780	$416,754

(c)	Year-end balances arising from related parties

		As of December 31
	Relationship with the Group	2018	2017
Accounts receivable-related parties
Current
Shanghai Jinmao Asset Management Co., Ltd.	Key management positions held by the same person	$65,101	$801,795
Shenzhen Lianhe Currency Wealth Management (Shanghai) Co., Ltd.	Key management positions held by the same person		824,998
Beijing Kunlun Wealth Investment Management Co., Ltd.	Shares owned by the Founder of the Group	207,630	-
Others	Shares owned by the Founder of the Group/ key management positions held by the same person		24,737
		$272,731	$1,651,530

Advances to suppliers – related parties
Huangshi Kaichuang Network Technology Co., Ltd.	Key management positions held by the same person	$-	$205,239
Others	Shares owned by the same person	-	1,523
		$-	$206,762
Other receivable - related parties
Current
Xianfeng Payment Co., Ltd.	(i)	$1,190,244	$2,077,069
Beijing Net Credit Wealth Investment Management Co., Ltd.	Key management positions held by the same person	-	994,650
Net Credit Group Co., Ltd.	Key management positions held by the same person	-	984,822
Others	Shares owned by the Founder of the Group/ key management positions held by the same person	48,482	481,881
		$1,238,726	$4,538,422

Loan receivable – related parties
Current
Net Credit Group Co., Ltd.	(ii)	$-	$2,093,869
Gain Thrive Limited	(iii)	-	22,471,164
UCF Holdings Group Limited	(iv)	-	16,810,642
Beijing Yilian Information Technology Services Co., Ltd.	Key management positions held by the same person	-	2,398,203
		$-	$43,773,878

Amounts due to related parties
Current
Net Credit Group Co., Ltd.	(vi)	$433,320	$80,066
Gain Thrive Limited	Shares owned by the Founder of the Group	12,021	-
Dalian United Holding Co., Ltd.	Shares owned by the Founder of the Group	585,951
Others	Shares owned by the Founder of the Group	59,854	12,008
		$1,091,146	$92,074

		As of December 31
	Relationship with the Group	2018	2017
Accrued marketing and channel fee – related parties
Shanghai Jinmao Asset Management Co., Ltd.	Key management positions held by the same person	$5,491,404	$3,723,689
Shenzhen Lianhe Currency Wealth Management (Shanghai) Co., Ltd.	Key management positions held by the same person	3,133,456	54,645
Phoenix Asset Management Co., Ltd.	Shares owned by the Founder of the Group	-	345,771
Jiangsu Shanghutong Capital Holding Co., Ltd.	Key management positions held by the same person	5,958	53,706
Others		91,074	318,006
		$8,721,892	$4,495,817
Accruals and other liabilities – related parties
Current
Xianfeng Payment Co., Ltd. (payment processing service charges)	(i)	$-	$4,595,416
Dalian Xianfeng United Investment Consulting Co., Ltd.	Shares owned by the Founder of the Group	-	1,536,480
Haikou United Rural Commercial Bank Co., Ltd. (bank custodian fee) This entity was no longer treated as a related party since October 26, 2018, as Mr. Nan Xiao resigned from Yinghua Wealth	Key management positions held by the same person	-	8,510,950
Huangshi Kaichuang Network Technology Co., Ltd	Key management positions held by the same person	323,829	-
Others		41,878	-
		$365,707	$14,642,846
Loan payable – related parties
Current

Net Credit Group Co., Ltd.	(v)	$703,628	$-
Beijing Yuewang Jinfu Information Technology Co., Ltd.	(vii)	437,114	-
		1,140,742	-

Note payable – related party
Current
Great Reap Venture Ltd. (see note 16)	(viii) Parent of the Group	$4,077,000	$-

Non-current
Great Reap Venture Ltd.	(viii) Parent of the Group	$-	$4,077,000

i.	Xianfeng Payment Co., Ltd (“Xianfeng Payment”) was primarily owned by the Group’s founder and major shareholder, Mr. Zhenxin Zhang. Xianfeng Payment acted as the certified payment platform which facilitated the deposit from investors and payment to the borrowers via the custody accounts. The amount due from Xianfeng Payment was related to the Group’s deposit that was not yet withdrawn, and the amount due to Xianfeng Payment was related to the service fee that Group collected from the borrowers.

ii.	The Group’s President Ms. Huanxiang Li and CEO, Mr. Jia Sheng hold the key management positions at Net Credit Group Co., Ltd. (“Net Credit Group”). The receivable primarily represents three and two borrowings during the year ended December 31, 2018 and 2017, respectively with this related party. These notes were due on January 2, 2019, July 6, 2019, May 28, 2019, December 31, 2018 and December 31, 2018, respectively. The borrowing’s interest rate ranges from 0% to 0.02% per day. During the year ended December 31, 2018, $122,427,925 and $123,836,854 of the loan principal were borrowed by and received from Net Credit Group, respectively. During the year ended December 31, 2018, $3,418,054 of interest were received. All loans were fully collected in November 2018.

There were both due from and due to Net Credit Group (see vi below) as of December 31, 2018, and 2017 as they are related to the transactions with different subsidiaries in the Group, and these amounts would not be offset with each other.

iii.	Gain Thrive Limited (“Gain Thrive”) was primarily owned by the Group’s Founder, Mr. Zhenxin Zhang. As of December 31, 2017, the balance of loan principal and loan interest was $20,326,566 and $2,144,598, respectively. During 2018, the Group incurred three new loans to Gain thrive, bearing an interest rate of 6% per annum with a maturity date of October 31, 2018, November 8, 2018 and December 28, 2018, with total amounts of $22,378,125 of principal and $1,648,923 of interest, respectively. As of December 31, 2018, all of the principal and interest were fully collected from Gain Thrive.

iv.	UCF Holdings Group Limited (“UCF Holdings”) was primarily owned by the Group’s founder, Mr. Zhenxin Zhang. The receivable represents $14,312,759 of principal and $2,497,883 of interest about two borrowings with this related party, due on June 10, 2018, and December 31, 2017, respectively. Both of the borrowings bore an annual interest rate of 6%. No more new borrowing incurred during 2018. As of December 31, 2018, $14,312,759 of principal and $ 2,658,319 of interest were fully collected by March 2018 and October 2018, respectively.

v.	The Group’s President Ms. Huanxiang Li and CEO, Mr. Jia Sheng hold the key management positions at Net Credit Group. The loan payable represents a total principal of $4,225,445 with interest rate 0.02% per day from this related party, due on Aug 16, 2019. As of December 31, 2018, $1,452,370 of principal was offset with the loan to Net Credit Group. The balance at the year ended December 31, 2018 was $703,628, which was subsequently collected in February, 2019.

vi.	The Group’s President Ms. Huanxiang Li and CEO, Mr. Jia Sheng hold the key management positions at Net Credit Group. The total amounts of $433,320 represents an overpayment received from this related party. The balance was subsequently repaid to the related party in February, 2019.

vii.	The Group’s founder, Mr. Zhenxin Zhang owns shares of Beijing Yuewang Jinfu Information Technology Co., Ltd. The payable represents the balance of a new borrowing from this related party in August 2018. The borrowing is approximately $437,114, bearing an interest rate of 0% per annum, with a maturity date on August 16, 2019. The amount was fully repaid in January 2019.

viii.	On July 13, 2015, 50 million of the Company’s Ordinary Shares were transferred to the trust as a loan from Great Reap Venture Ltd. (“Great Reap”), a majority shareholder of our company and is 100% owned by Mr. Zhang. The Group recorded the 50 million shares at $4,077,000 as a reduction of the Group’s equity.

Guarantor - related parties

During the years ended December 31, 2018, 2017, and 2016, there were 31%, 51%, and 68% of the total loans facilitated by the Group that were guaranteed by the related parties. Among these loans guaranteed by the related parties, there are 31%, 31%, 44% of total loans guaranteed by related parties under common by the Founder of the Group during the years ended December 31, 2018, 2017 and 2016, respectively. For the years ended December 31, 2018, 2017 and 2016, there are 0%, 20%, 24% of total loans guaranteed by related parties for which the key management positions are held by the same person, respectively. These related parties provide guarantees for loans facilitated through the Group’s marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans became default.

Loans facilitated by asset cooperative institutions-related parties

One, two and two asset cooperative institutions were related parties and accounted for 17%, 26% and 20% of the total loan facilitated for the years ended December 31, 2018, 2017, and 2016, respectively. Asset cooperative institutions are the companies who introduce qualified borrowers to the Group.

Loans facilitated by funding cooperative institutions-related parties

Two, two, and two funding cooperative institutions were related parties and accounted for 64%, 39%, and 39% of the total loan facilitated for the years ended December 31, 2018, 2017 and 2016, respectively. Funding cooperative institutions are the companies who introduce funding sources to the Group.

Cash deposited with the related party

As of December 31, 2017, the cash deposited in the related party, Haikou United Rural Commercial Bank Co., Ltd., was $824,917.

Since October 26, 2018, Haikou United Rural Commercial Bank Co., Ltd., ceased to be a related party because Mr. Nan Xiao resigned from Yinghua Wealth.

Interest income from related parties

	Relationship with the Group	2018	2017	2016
Custody Bank Service Charges*
Haikou United Rural Commercial Bank Co., Ltd. *Interest income received from the customers’ deposits at Haikou United Rural Commercial Bank Co., Ltd. * This entity was no longer treated as a related party since October 26, 2018, as Mr. Nan Xiao resigned from Yinghua Wealth	Key management positions held by the same person	$2,038,425	$2,680,795	$-
Gain Thrive Limited	(iii)	1,648,923	1,227,727	934,363
UCF Holdings Group Limited	(iv)	160,436	864,492	868,616
Net Credit Group Co., Ltd.		3,179,035	-	-
Others		150,057	-	-
Total		$7,176,876	$4,773,013	$1,802,979

Interest expense from related parties

		For the year ended December 31,
	Relationship with the Group	2018	2017	2016
Interest Expense from Related Party
Net Credit Zhengxin Co., Ltd	Key management positions held by the same person	$-	$-	$282,276

Note 20 - Subsequent Events

On January 24, 2019, Hunter Maritime Acquisition Corp (“Hunter Maritime”) received a letter from NASDAQ stating that the Company had failed to demonstrate compliance with the Minimum Public Holders Rule within the required time period and Listing Rule 5620(a), accordingly, the NASDAQ staff had initiated procedures to delist its Class A common shares, Units and Warrants from NASDAQ. Hunter Maritime has requested a hearing to appeal the staff’s determination and as of the filing of this report, the appeal case is still pending.

On April 24, 2019, Hunter Maritime received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel determined to suspend trading in the Hunter’s securities effective at the open of business on Friday, April 26, 2019 and to formally delist the securities on May 9, 2019 unless Hunter Maritime appeal the decision.

On March 21, 2019, the Group consummated the merger with Hunter Maritime (Note 1). The merger is accounted for as a reverse recapitalization, whereby NCF is the acquirer for accounting and financial reporting purposes and Hunter Maritime is the legal acquirer. Under a reverse recapitalization, the common stock of Hunter Maritime remaining after redemptions and the unrestricted net cash and equivalents on the date the merger is consummated is accounted for as a capital infusion into NCF. Expenses incurred by NCF related to the merger up to the point of viability is charged to operations in the period incurred. Hunter Maritime’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of NCF Wealth Group upon consummation of the Merger. The shareholders meeting held on April 23, 2019 has approved the amendment of the certificate of incorporation of Hunter Maritime to change its name from “Hunter Maritime Acquisition Corp.” to “NCF Wealth Holdings Limited”.

Upon the closing of the merger, all of the NCF Series B and C-1 Preferred Shares were automatically converted into 9,450,487 common stock of Hunter Maritime. All of NCF’s issued ordinary shares, including 110,000,000 shares held in NCF’s Employee benefit trust (Note 16) were converted into 190,549,513 common stock of Hunter Maritime.

On February 1, 2019, the Group entered into a loan agreement with Xiamen International Bank amounted to $13,536,894 (RMB 93,000,000) at a fixed interest rate of 1.68% per annum with an expiration date of December 20, 2019, which was secured by a deposit amounted to $13,959,012 (RMB 95,900,000).

Beijing Oriental received a Notice on further strict Implementation of “three reductions” goal from Head Office of Chaoyang District, Beijing City for Special Rectification of Finance and Societal Risk on the date of April 24, 2019. If Beijing Oriental cannot meet the requirement of “three reductions”, its rectification shall not be accepted and shall not pass administrative inspection. Beijing Oriental had sent its plan to the designated mail according to the requirements. The requirement of “three reductions” may lead to the decrease of Beijing Oriental's net revenue and net income.

The Group evaluates events that have occurred after the balance sheet date of December 31, 2018, through the date which the combined and consolidated financial statements were issued. Based upon the review, the Group did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the combined and consolidated financial statements.

SCHEDULE I-CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and VIEs” and the profit (loss) of the subsidiaries is presented as “income/(loss) from equity method investment”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Group did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2017, respectively.

Parent Company Condensed Balance Sheets

	As of December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$3,956,817	$1,756,596
Advances to suppliers	26,533	23,932
Advances to suppliers and other receivable – subsidiaries	100,628,018	62,959,863
Loan receivable – related parties	-	39,281,806
Total current assets	104,611,368	104,022,197
Non-current assets
Investment (deficits) in subsidiary and VIEs	27,092,036	(33,987,720)
Total assets	$131,703,404	$70,034,477
Liabilities and shareholders’ equity
Current liabilities
Accruals and other liabilities	$982,501	$285,261
Amounts due to related parties	55,962	55,898
Total liabilities	1,038,463	341,159

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value; 1,000,000,000 shares authorized; 29,426,129 shares issued and outstanding as of December 31, 2018 and 2017)	294	294
Series C-1 Preferred shares ($0.00001 par value; 1,000,000,000 shares authorized; 24,711,296 shares issued and outstanding as of December 31, 2018, and 2017, respectively)	247	247
Ordinary Shares ($0.00001 par value, authorized 3,000,000,000 shares; shares issued, 1,091,569,209 shares issued as of December 31, 2018 and 2017; 981,569,209 shares outstanding as of December 31, 2018 and 2017)	10,916	10,916
Additional paid-in capital	123,226,418	122,659,469
Retained earnings (accumulated deficit)	7,378,786	(52,906,185)
Accumulated other comprehensive income (loss)	48,280	(71,423)
Total shareholders’ equity	130,664,941	69,693,318
Total liabilities and shareholders’ equity	$131,703,404	$70,034,477

Parent Company Condensed Statements of Comprehensive Income (Loss)

	For the years ended December 31,
	2018	2017	2016

General and administrative Expenses	$2,618,899	$4,254,823	$3,430,562
Total operating expenses	2,618,899	4,254,823	3,430,562

Interest income, net – related parties	1,811,694	2,092,219	1,802,979
Interest income (expense), net	12,421	6,108	(773,875)
Income/(loss) in equity method investment	61,079,755	38,144,127	(10,755,703)

Income (Loss) before income tax	60,284,971	35,987,631	(13,157,161)
Income tax expenses	-	-	-
Net income (loss) attributable to ordinary shareholders	60,284,971	$35,987,631	$(13,157,161)
Other comprehensive loss
Foreign currency translation adjustment	119,703	(960,658)	(722,122)
Total comprehensive income (loss)	$60,404,674	$35,026,974	$(13,879,283)

Parent Company Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income (loss)	$60,284,971	$35,987,631	$(13,157,161)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	566,949	3,431,852	2,622,264
(Income)/loss from equity method investment	(61,079,755)	(38,144,127)	10,755,703
Changes in operating assets and liabilities:
Advances to suppliers	(2,577)	(24,092)	1,896
Advances to suppliers and other receivable - other entities within the Group	4,907,455	44,645	(26,973,837)
Loan receivable – related parties	491,600	(2,092,218)	(1,802,879)
Accruals and other liabilities	698,053	273,042	73,578
Amounts due to related parties	-	-	(7,175)
Net cash used in operating activities	5,866,696	(523,267)	(28,487,611)

Cash flows from investing activities
Loans to related parties	(22,518,788)	-	(20,532,237)
Proceeds from related party loan	18,853,890	-
Net cash used in investing activities	(3,664,898)	-	(20,532,237)

Cash flows from financing activities
Proceeds from issue of preference shares, net of issuance cost	-	-	37,295,187
Proceeds from issue of ordinary shares	-	-	13,199,918
Net cash provided by financing activities	-	-	50,495,105

Net increase (decrease) in cash and cash equivalents	2,201,798	(523,267)	1,475,257
Cash and cash equivalents at the beginning of the year	1,756,596	2,105,796	-
Exchange (gains)/losses on cash and cash equivalents	(1,577)	174,067	630,539
Cash and cash equivalents at end of the year	$3,956,817	$1,756,596	$2,105,796
Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Noncash Investing and Financing Activities:
Preferred stock issued for a decrease in other liabilities	$-	$-	$4,654,609